






ALASKA
UNITED STATES OF AMERICA

Alaska Air Group

2006 Annual Report


HORIZON AIR




ALASKA
UNITED STATES OF AMERICA

It's about Spirit.

1932 is really not so long ago in the grand scheme of things. But for an airline, a history spanning 75 years is remarkable. As we embark on our 75th year, Alaska Airlines can look back at a past rich in great people, great service and, most of all, what we've come to call the "Alaska Spirit."

The state of Alaska is more than a major geography for us – it's the soul of our airline. The spirit of the "Great Land" runs deep in our veins. It's where our values of resourcefulness, integrity, professionalism, caring and Alaska Spirit come from. It's also the source of our dedication to providing a special brand of service to our customers.

Our Alaska Spirit is stronger than ever. And it is in this spirit that we celebrate our 75th anniversary.



The company that became Alaska Airlines was born in 1932. Bush pilots of that era, flying in planes like this Bellanca CH-300 "Pacemaker," braved formidable conditions to transport passengers and supplies within the state of Alaska.


Starliner
Portland

In 1952, Alaska Airlines began scheduled service to the Lower 48. Alaska was the first to offer inflight entertainment in the '50s when it showed a Jerry Lewis movie aboard a DC-4 like the "Starliner Portland" above.


Alaska Air Carg

Alaska Air C... an all-cargo... airline mov... of cargo an... many com...



In 1995, Alaska became the first U.S. airline to sell tickets over the Internet and, later, the first to pioneer kiosk and Web check-in. Last year, customers booked tickets worth more than $1 billion through alaskaair.com.



Alaska Airlines, Disney and the Make-A-Wish Foundation partnered to create a unique paint scheme that features Make-A-Wish and Disney's "Genie" from the film *Aladdin*. Each year, Alaska provides nearly 400 trips to children facing life-threatening illnesses.



The Alaska Spirit lives on every day in each of our dedicated employees who demonstrate the professionalism and care that has become the hallmark of Alaska Airlines.


25
YEARS
HORIZON AIR

It's about Heart.

Horizon Air. Behind that name are the thousands of men and women whose passion for serving customers in a "can-do" spirit has over 25 years shaped our story into something distinct and attractive to customers. It's this heartfelt approach, as much as our technological innovations and customer-pleasing onboard service, that is at the core of the "Horizon experience." And it's one reason why the editors of Air Transport World magazine named us 2007 Regional Airline of the Year. As we head into our promising future, we're committed to staying true to the people-focused principles of differentiation that have served us so well, never losing sight of what we declared in 1981: "It's our privilege to serve you."


2007
REGIONAL
AIRLINE
OF THE
YEAR
Horizon Air
Air Transport World


HORIZON

With two refurbished F-27s and a few dozen employees, Horizon takes off in 1981.



Horizon's caring, go-the-extra-mile customer service earns the loyalty of travelers.



At no extra charge, customers enjoy regional wines as well as microbrews and Starbucks® coffee on Horizon.

The colorful 25th anniversary livery on this Q400 was unveiled last year and has been turning heads at airports around our system ever since. With this aircraft we recreated our maiden flight from Seattle to Yakima, celebrating the very special customer-service-based culture established by Horizon's founders.



Horizon is a pioneer in regional airline technology, such as the head-up flight guidance system, which helps ensure safe landings under varied weather conditions.



The convenience of its planeside "Ala Cart" baggage service is one reason why Horizon is a favorite of business travelers.



Horizon employees give back to their communities in many ways, such as helping with this Habitat for Humanity house that Horizon sponsored in Pasco.







Bill Ayer, Chairman and CEO

To Our Stockholders

This business is all about people—it always has been and always will be.

Specifically, at Alaska Air Group it's about 14,000 people working across our two airlines to take really good care of our customers. Ultimately, it is our customers who decide our future; therefore, our success depends not only on the type of service we provide, but also on *the way* we provide that service. And our employees at Alaska Airlines and Horizon Air have a reputation for exceeding expectations, as you'll see from a customer letter on the next page.

2007 marks Alaska Airlines' 75th anniversary, following right on the heels of the 25th anniversary of Horizon Air in 2006. When you look around, there are not many airlines that can boast 75, much less 100, years of combined service.

As you might expect, those years have brought some very good times and some extremely difficult ones. But a common thread running through our collective histories is that we have always risen to the challenge. All of us at Alaska and Horizon today are beneficiaries of the hard-won successes of those who have gone before us.

A 75-year Legacy

The company that ultimately became Alaska Airlines was born in 1932, when Linious "Mac" McGee began flying from Anchorage to Bristol Bay, Alaska, in a three-seat Stinson. McGee and his fellow bush pilots braved formidable weather, primitive navigation and Alaska's vast and unforgiving terrain.

I suppose you could say we face similar challenges today. Weather certainly creates some formidable inconveniences; some might say that our current air traffic control system, while not exactly primitive, is certainly in need of updating; and Alaska's terrain would still be vast and unforgiving if not for technological advances that provide pinpoint navigation accuracy and the ability to fly safely in low-visibility conditions.

In addition, we have to contend with record-high fuel prices, fluctuations in the economy, layer upon layer of taxes and fees, bankruptcy laws that often result in a competitive advantage for those who fail and default on their obligations—and I could go on. But as daunting as they seem, many of the challenges we face are within our control, and I would argue that even the ones that are not can be managed.

The question we must answer is whether we, like our predecessors, have the resolve to do what is necessary to take control of our future. The answer is yes, we are determined to continue their legacy.

Alaska Air Group's former Chairman and CEO Bruce Kennedy said it well: "It was not miracles, but solid teamwork over the years that enabled us to overcome serious challenges."

From working around the clock as McGee did just to stay in business to dodging bullets while flying Yemenite Jews to their new homeland in the 1940s; from flying to Russia during the '50s Cold War to employees paying for fuel out of their own pockets just to keep flying in the early '70s; from surviving—and thriving—through deregulation to the merger-mania that hit our industry in the '80s; and from the oil shocks and low-cost competition of the '90s to a new millennium marked by Sept. 11, 2001, and a new crop of well-financed, low-cost competitors—our employees have worked together not only to survive, but to take advantage of new opportunities and grow.

Clearly, finding a way to overcome challenges is in our DNA. Now it's our turn to add a new chapter to the airline's history.

The following letter is just one example of how employees take care of our passengers every day.

"I was traveling to the Bay Area for a business meeting. We were planning to play golf at Half Moon Bay after we landed, heading right to the course. Well, my clubs never made that plane, and after seeing my frustration, the agent said he would lend me his set of golf clubs that were in his car and then bring mine to me the next day at our office across the Bay.

WOW! What service! While delivering my set of clubs the next day, he asked me how I did with his set. I told him that I shot a 75 with them. He said that is impossible because they have never shot below a 90 in their lives.

This service went above and beyond the normal and was greatly appreciated. I will always be an Alaska customer."

Alaska Airlines 2010 Plan

We are now four years into Alaska's 2010 Plan—a blueprint to transform the airline into one of the best in America for our customers, our investors and our employees. We've made steady progress toward achieving the "virtuous cycle" at the heart of our plan, which begins with friendly employees who deliver a flying experience that represents the best value in the industry. This naturally leads to a world-class brand and strong customer preference for our product that supports profitability and provides consistent returns for investors. In turn, investors provide new capital, allowing us to reinvest in our business and grow, which helps keep our unit costs low and provides retirement security and new career opportunities for employees. When fully achieved, these steps augment one another, resulting in a healthy, growing company and sustained profitability.

But in order to offer our customers good value—that is, a product they want at a price they are willing to pay—we



must have low costs. So we set a course to significantly lower Alaska's unit costs and improve unit revenue with a goal of achieving an average 10 percent pretax margin. That margin will fund annual growth of 8 to 10 percent, which will help keep our costs low in the future.

ALASKA AIR GROUP NET PROFIT


Generally Accepted Accounting Principles (GAAP)
Adjusted for unusual items
($ millions)
150
100
50
0
-50
-100
-43.4
-88.3
-67.2
-67.5
13.5
-30.8
-15.3
5.2
84.5**
55.0
-52.6
137.7
2001
2002
2003
2004
2005
2006

* see reconciliation of GAAP to adjusted amounts on page 98
** ($5.9) mil after accounting change

Listening to Our Customers

Listening to our customers and designing our strategic plans around what is important to them has always been the key to our success. Our customers have sent a clear message — they care a lot about fares. And that's why we continue to focus on reducing costs. Customers also want an easy experience from curb to curb; on-line ticketing and Web or kiosk check-in; a speedy bag check; a fast trip through security; a friendly, engaging experience onboard; an on-time arrival and a quick bag retrieval when they reach their destination. Delivery on all these service elements is essential to our continued success.

In addition, Alaska Airlines customers have a choice of first-class or coach seating as well as an opportunity to become members in our award-winning Mileage Plan. And Horizon Air customers enjoy the best of the Pacific Northwest — Starbucks coffee, complimentary regional wines and microbrews, and a warm, friendly flying experience.

Our new Horizon Air service to Sonoma County and Alaska's newly announced nonstop service from Portland to Boston and Orlando expand our growing list of flights to the places our customers want to go.

Report Card

Let's look at how we did in 2006 and what we have planned for 2007.

Profitability

Air Group's core business has improved steadily since 2001. For the first time, total revenue exceeded $3 billion in 2006, contributing to an adjusted net profit of $137.7 million.

AVERAGE REVENUE PER PASSENGER


Horizon Air
Alaska Airlines
$150
$125
$100
$75
$50
81
118
81
118
90
122
82
124
84*
130
92*
143
2001
2002
2003
2004
2005
2006

* Includes Frontier Jet Express flying under a capacity purchase agreement. Unit revenues and unit costs are lower for this flying than for the rest of Horizon's network.

LOAD FACTOR


Horizon Air
Alaska Airlines
Percent of seats filled
80
75
70
65
60
55
50
62.9
68.4
62.4
68.1
63.9
70.0
69.3
72.9
72.8
75.9
74.1
76.6
2001
2002
2003
2004
2005
2006

Alaska Airlines posted a $200.5 million adjusted pretax profit on revenues of $2.7 billion for a 7.4 percent adjusted pretax profit margin in 2006. That's a significant improvement over last year's 3.5 percent margin and brings us another step closer to our goal of 10 percent.

Horizon Air's $23.2 million adjusted pretax profit marked its fourth consecutive year of improved profits. Total operating revenues were up 15.7 percent to $644 million, producing an adjusted pretax profit margin of 3.6 percent.

Air Group's fuel hedging program saved the company $100 million in 2006. And while we don't expect the same level of savings in the future, we are continuing to hedge a portion of our planned fuel consumption to reduce fuel volatility—one of our highest costs. Of course, the best way to conserve fuel is not to burn it in the first place, and our new, fuel-efficient 737-800 aircraft provide a permanent fuel hedge while reducing carbon emissions, as well.

One of the benefits of our strong financial performance is that we were able to contribute $122 million in 2006 to Alaska's defined-benefit pension plans, making them the best-funded plans in the industry.

ALASKA AIRLINES UNIT COSTS


Cost per Available Seat Mile
(excluding fuel and unusual items)
9.0¢
8.5¢
8.0¢
7.5¢
7.0¢
8.73¢
8.52¢
8.34¢
7.92¢
8.01¢
7.81¢
7.55¢
Continuous improvement
2001
2002
2003
2004
2005
2006
2007 target

HORIZON AIR UNIT COSTS


Cost per Available Seat Mile
(excluding fuel and unusual items)
20¢
18¢
16¢
14¢
12¢
18.95¢
15.99¢
15.80¢
13.58¢
13.35¢
14.19¢
14.20¢
Continuous improvement
2001
2002
2003
2004
2005
2006
2007 target

Fleet

The annual cost reductions achieved in 2005 made it possible for Alaska to place an order with Boeing for up to 100 new 737 aircraft to support our long-term fleet and growth plan. The plan includes retiring our MD-80s to achieve an all-737 fleet by the end of 2008.

Alaska is in the process of replacing its 737-200 passenger and cargo "combi" jets with a dedicated freighter and five 737-400 combis that have been specially retrofitted to meet the shipping and transportation needs of our customers in the state of Alaska. Alaskans depend on us not only to travel from one city to another, but also to get their products to market and to move vital supplies to and within the state. Even though our route system now reaches far beyond Alaska, our commitment to the people of the Great Land is as solid as ever.

Horizon's fleet is changing, too. As part of our transition to a younger, larger-capacity fleet, we plan to take delivery of 13 Q400 aircraft in 2007, and we recently announced an order for 15 more Q400s for delivery starting in late 2008. As these Q400s arrive, we plan to sublease the rest of our Q200s. Nine CRJ-700s will also return to our fleet after completing their contract-flying mission for Frontier JetExpress. These fleet changes will improve efficiency and increase capacity, allowing us to offer greater customer value in markets where demand is highest, provide more feed traffic to Alaska Airlines and explore new market opportunities.

Technology

We continue to use technology to make life easier for our customers and to reduce costs. In 2006, we surpassed $1 billion in ticket sales on alaskaair.com and horizonair.com.

We look forward to unveiling our "Airport of the Future" design at Seattle-Tacoma International Airport later this year. This innovative process is already in place in Anchorage, where it has cut customer check-in time in half.

We're also using state-of-the-art cockpit technology to enhance safety and reliability. Our RNP procedures, developed by Alaska pilots, combined with head-up display guidance systems have enhanced both carriers' ability to navigate challenging terrain and land in low-visibility conditions.

The Future

While we are very optimistic about the future, our ultimate success depends on facing the challenges before us realistically and executing our plan.

As we look ahead, we see increased competitive pressures both from restructured legacy airlines and from fast-growing low-cost carriers, which underscores the importance of continuing to earn customers' loyalty every day.

To that end, our top priorities for 2007 are aimed at enhancing the value we offer our customers through:

- improving our operational performance,
- continuing to reduce costs, and
- reaching long-term agreements with Alaska and Horizon pilots that recognize the important jobs they perform and the competitive realities of our industry.

These efforts, along with hundreds of initiatives to streamline our operation, will improve our profitability and ensure our ability to deliver a great product at a competitive price.

And speaking of a great product – In January, *Air Transport World* announced that Horizon Air had been named Regional Airline of the Year for 2007. What better way to top off a 25-year anniversary! The industry-leading publication cited Horizon's safety record, commitment to customer service, technological leadership and profitability during some of the most challenging times for the industry. We are understandably proud of our Horizon brand and the vital role Horizon's employees play in adding strength to the Alaska Air Group network.

We've come a long way from our humble beginning as a bush operation in 1932. But our heart and soul remain firmly rooted in our rich past. For 75 years, the employees at Alaska Airlines have gone above and beyond to take care of our customers and the communities we serve, and we have been willing to make tough decisions in order to remain profitable and independent. Nothing would make us prouder than for our successors to say the same thing 75 years from now.

Sincerely,



William S. Ayer
Chairman, President and CEO
Alaska Air Group
April 30, 2007

Notice of Annual Meeting of Shareholders and Proxy Statement

Proxy Statement

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

P.O. Box 68947
Seattle, Washington 98168

To our Stockholders:

The Annual Meeting of Stockholders of Alaska Air Group, Inc. will be held at the Hotel Captain Cook in Anchorage, Alaska at 2 p.m. Alaska Standard Time on Tuesday, June 12, 2007, for the following purposes:

1. To elect three directors for one-year terms;

2. To consider and vote upon the five stockholder proposals described in the accompanying proxy statement, if those proposals are properly presented at the meeting; and

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders owning Company common stock at the close of business on April 20, 2007, are entitled to receive this notice, and to vote at the meeting. All stockholders are requested to be present in person or by proxy. For the convenience of stockholders who do not expect to attend the meeting in person and wish to have their shares voted, a form of proxy and an envelope are enclosed. Stockholders may also vote by internet or telephone. Any stockholder who later finds that he or she can be present at the meeting, or for any reason desires to do so, may revoke his or her proxy at any time before it is voted.

Voting by the internet or telephone is fast and convenient and your vote is immediately confirmed and tabulated. By using the internet or telephone to vote, you help Alaska Air Group reduce postage and proxy tabulation costs.

- To vote by internet, visit www.proxyvote.com.
- To vote by telephone, call 1-800-690-6903.

We appreciate your participation, since a majority of the common stock must be represented either in person or by proxy to constitute a quorum in order to conduct of business.

By Order of the Board of Directors,



Keith Loveless
Corporate Secretary and General Counsel

April 30, 2007


Proxy Statement

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ANNUAL MEETING INFORMATION

The Board of Directors of Alaska Air Group, Inc. ("AAG" or the "Company") is soliciting proxies for this year's Annual Meeting of Stockholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Board set April 20, 2007 as the record date for the meeting. Stockholders who owned Company common stock on that date are entitled to vote at the meeting, with each share entitled to one vote. There were 42,616,739 shares of Company common stock outstanding on the record date.

Annual meeting materials, which include this proxy statement, a proxy card or voting instruction form, and the 2006 Annual Report, were delivered to stockholders and made available via the internet on or about April 30, 2007. The Company's Form 10-K for the year ended December 31, 2006 is included in the 2006 Annual Report. It was filed with the Securities and Exchange Commission ("SEC") and is available on the Company's website at http://www.alaskaair.com.

QUESTIONS AND ANSWERS

Why am I receiving this annual meeting information and proxy?

You are receiving this annual meeting information and proxy from us because you owned shares of common stock in Alaska Air Group as of the record date for the annual meeting. This proxy statement describes issues on which you may vote and provides you with other important information so that you can make informed decisions.

You may own shares of Alaska Air Group common stock in several different ways. If your stock is represented by one or more stock certificates registered in your name, you have a stockholder account with our transfer agent, Computershare Trust Company, N.A., which makes you a stockholder of record. If you hold your shares in a brokerage, trust or similar account, you are the beneficial owner but not the stockholder of record of those shares. Employees of the Company who hold shares of stock in one or more of the Company's 401(k) retirement plans are beneficial owners.

What am I voting on?

You are being asked to vote on the election of three directors and, if properly presented, up to five stockholder proposals. When you sign and mail the proxy card or submit your proxy by telephone or the internet, you appoint each of William S. Ayer and Keith Loveless, or their respective substitutes or nominees, as your representatives at the meeting. (When we refer to the "named proxies," we are referring to Messrs. Ayer and Loveless.) This way, your shares will be voted even if you cannot attend the meeting.

How does the Board of Directors recommend I vote on each of the proposals?

- FOR the Board's three director nominees (Proposal 1)
- AGAINST the other stockholder proposals (Proposals 2 through 6)

How do I vote my shares?

Stockholders of record can vote by using the proxy card or by telephone or by the internet. Beneficial owners whose stock is held:

- in a brokerage account can vote by using the voting instruction form provided by the broker or by telephone or the internet.

- by a bank, and have the power to vote or to direct the voting of the shares, can vote using the proxy or the voting information form provided by the bank or, if made available by the bank, by telephone or the internet.
- in trust under an arrangement that provides the beneficial owner with the power to vote or to direct the voting of the shares can vote in accordance with the provisions of such arrangement.
- in trust in one of the Company's 401(k) retirement plans can vote using the voting instruction form provided by the trustee.

Beneficial owners, other than persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, can vote at the meeting provided that he or she obtains a "legal proxy" from the person or entity holding the stock for him or her (typically a broker, bank, or trustee). A beneficial owner can obtain a legal proxy by making a request to the broker, bank, or trustee. Under a legal proxy, the bank, broker, or trustee confers all of its rights as a record holder (which may in turn have been passed on to it by the ultimate record holder) to grant proxies or to vote at the meeting.

Listed below are the various means — internet, phone and mail — you can use to vote your shares without attending the annual meeting. Subject to the time deadlines for internet and phone voting applicable to stockholders and the time deadline for all voting applicable to persons holding shares in a 401(k) retirement plan, a person voting by any of these means may vote again using that means or another means and the later-dated vote will have the effect of revoking the earlier-dated vote. Thus a person who votes on May 10 using the internet can change his or her vote on May 11 by using the internet, phone, or mail, and the May 11 vote would revoke the earlier May 10 vote. A stockholder of record can attend the annual meeting and vote, which will also have the effect of revoking a previously given proxy. A beneficial holder (other than an employee holding shares in a 401(k) retirement plan) who has been given a legal proxy by the stockholder of record can attend the meeting and vote, which will have the effect of revoking a previously given proxy or voting instruction.

You can vote on the internet.

Stockholders of record and beneficial owners of the Company's common stock can vote via the internet regardless of whether they receive their annual meeting materials through the mail or via the internet. Instructions for doing so are provided along with your proxy card or voting instruction form. If you vote on the internet, please do not mail in your proxy card. Subject to rules relating to broker non-votes and limitations in the powers of trustees of employee 401(k) retirement plans to vote, your internet vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by phone.

Stockholders of record and beneficial owners of the Company's common stock can vote by phone. Instructions for voting by phone are provided along with your proxy card or voting instruction form. If you vote by telephone, please do not mail in your proxy card. Subject to rules relating to broker non-votes and limitations in the powers of trustees of employee 401(k) retirement plans to vote, your phone vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by mail.

Simply sign and date the proxy card or voting instruction form received with this proxy statement and mail it in the enclosed prepaid and addressed envelope. If you mark your choices on the card or voting instruction form, your shares will be voted as you instruct.

If you return a signed proxy card but do not mark your choices, your shares will be voted in accordance with the recommendations of the Board of Directors shown above. If you do not mark your choices on the voting instruction form, the voting of your shares will be subject to rules relating to broker non-votes and limitations in the powers of trustees of employee 401(k) retirement plans.

The availability of telephone and internet voting.

Broadridge Financial Solutions, Inc. ("Broadridge") internet and telephone voting facilities for stockholders of record and beneficial holders will be available 24 hours a day, and will close at 11:59 p.m. Eastern Time on June 10, 2007. However, to allow sufficient time for voting by the trustee, voting instructions for 401(k) plan shares must be received according to the trustee's instructions.

What business may be properly brought before the meeting, and what discretionary authority is granted?

Under the Company's Bylaws, a stockholder may bring business before the meeting only if the stockholder gave written notice to the Company on or before March 14, 2007. The only such business as to which the Company received proper advance notice from a stockholder are (i) the five stockholder proposals described in this proxy statement and included on the Company's proxy card, (ii) certain stockholder proposals that we were permitted to exclude from this proxy statement under applicable rules and regulations of the Securities and Exchange Commission and (iii) one additional stockholder proposal relating to corporate political contributions, which was submitted after the deadline for inclusion in this proxy statement but which the stockholder intends to bring before the meeting from the floor. Under the Bylaws, business not set forth in the notice of meeting but otherwise properly brought before the meeting by or at the direction of the Board of Directors may be acted on. The Company has not received notice that any business other than that described or referenced in this proxy statement will be brought before the meeting. As to any other matters that may properly come before the meeting and are not on the proxy card, the proxy grants to Messrs. Ayer and Loveless the authority to vote the shares for which they hold proxies in accordance with their best judgment. With respect to the additional stockholder proposal referenced above, as well as any stockholder proposals that have been excluded from this proxy statement under applicable rules of the Securities and Exchange Commission, Messrs. Ayer and Loveless intend to utilize the discretionary authority conferred by the proxies submitted to vote against such proposals.

What does it mean if I receive more than one proxy card, voting instruction form or email notification from the Company?

It means that you have more than one account for your AAG shares. Please complete and submit all proxies to ensure that all your shares are voted or vote by internet or telephone using each of the identification numbers.

What if I change my mind after I submit my proxy?

You may revoke your proxy and change your vote by delivering a later-dated proxy or, except for persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, by voting at the meeting. The later-dated proxy may be delivered by telephone, internet or mail and need not be delivered by the same means used in delivering the to-be-revoked proxy. Except for persons beneficially holding stock in one of the Company's 401(k) retirement plans, you may do this at a later date or time by:

- voting by telephone or on the internet (which may not be available to some beneficial holders) before 11:59 p.m. Eastern Time on June 10, 2007 (your latest telephone or internet proxy is counted),
- signing and delivering a proxy card with a later date, or
- voting at the meeting. (If you hold your shares beneficially through a broker, you must bring a legal proxy from the broker in order to vote at the meeting.)

Persons beneficially holding stock in one of the Company's 401(k) retirement plans cannot vote in person at the meeting and must vote in accordance with instructions from the trustees. Subject to these qualifications, such holders have the same rights as other record and beneficial holders to change their votes.

Proxy Statement

If you are a registered stockholder, you can obtain a new proxy card by contacting the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, telephone (206) 392-5131. If your shares are held by a broker, trustee or bank, you can obtain a new voting instruction form by contacting your broker, trustee or bank. If your shares are held by one of the Company's 401(k) retirement plans, you can obtain a new voting instruction form by contacting the trustee of such plan. You can obtain information about how to contact the trustee from the Company's Corporate Secretary. Please refer to the section below titled "How are shares voted that are held in a Company 401(k) plan?" for more information. If you sign and date the proxy card or voting instruction form and submit it in accordance with the accompanying instructions and in a timely manner, any earlier proxy card or voting instruction form will be revoked and your choices on the proxy card or voting instruction form will be voted as you instruct.

What are broker non-votes?

As indicated above, if you are a stockholder of record who submits a proxy but does not indicate how the proxies should vote on one or more matters, the named proxies will vote as recommended by the Board of Directors. However, if your shares are held by a broker and you do not provide instructions to the broker on how to vote (whether you use the internet or phone or return the enclosed voting instruction form), the absence of instructions may cause your shares to result in a "broker non-vote" on the matters for which you do not provide instructions on how to vote. Accordingly, if you want to vote your shares on a matter, it is important that you provide voting instructions on that matter.

The following sets forth the application of broker non-vote rules to the proposals.

Election of Directors. The election of directors is the subject of Proposal 1. Mr. Stephen Nieman, a stockholder of the Company, has informed the Company of his intention to nominate up to four persons at the annual meeting for election to the Board of Directors, although the Company is not yet aware that Mr. Nieman has filed his own proxy statement. Mr. Nieman submitted his nominees prior to the Board's election to have eleven directors effective as of June 12, 2007. We currently believe that the election of directors will not be "contested" for purposes of New York Stock Exchange ("NYSE") Rule 452 and, accordingly, a broker will have the discretion to vote your shares in the absence of specific instructions regarding Proposal 1. The current position of the NYSE is that an election is not contested unless the "challengers . . . do a mailing to all stockholders who hold their shares beneficially or in street name through banks, brokers or other intermediaries."

Stockholder Proposals. Brokers will not be allowed to vote on any of the Proposals 2-6 for which you do not provide instructions. For example, if you provide instructions for Proposals 2-5, but not for Proposal 6, the broker will not cast a vote on your behalf on Proposal 6; in other words, there will be a "broker non-vote" on Proposal 6.

How are shares voted that are held in a Company 401(k) plan?

At the record date, 1,429,690 shares were held in trust for Alaska Air Group 401(k) plan participants. The trustees, Vanguard and Fidelity, sent a proxy statement, an annual report and a voting instruction form to each participant who held shares through the Company's 401(k) plans at the record date. The trustee will vote only those shares for which instructions are received from participants. If a participant does not indicate a preference as to a matter, including the election of directors, then the trustee will not vote the shares on such matters.

To allow sufficient time for voting by the trustee, please follow the instructions provided by the trustee. Because the shares must be voted by the trustee, employees who hold stock through the 401(k) plans may not vote these shares at the meeting.

May I vote in person at the meeting?

We will pass out a ballot to anyone who requests one at the meeting. If you hold your shares through a broker, you must bring a legal proxy from your broker in order to vote at the meeting. You may request a legal proxy from your broker by indicating on your voting instruction form that you plan to attend and vote your shares at the meeting, or at the internet voting site to which your voting materials direct you. Please allow sufficient time to receive a legal proxy through the mail after your broker receives your request. Because shares held by employees in the 401(k) plans must be voted by the trustee these shares may not be voted at the meeting.

Can I receive future materials via the internet?

If you vote on the internet, simply follow the prompts for enrolling in the electronic proxy delivery service. This will reduce the Company's printing and postage costs, as well as the number of paper documents you will receive.

Stockholders may enroll in that service at any time after the annual meeting and can read additional information about this option and request electronic delivery by going to Broadridge's website, http://enroll.icsdelivery.com/alk.

If you already receive your proxy materials via the internet, you will continue to receive them that way until you instruct otherwise through the website referenced above.

How many shares must be present to hold the meeting?

A majority of the Company's outstanding shares as of the record date must be present at the meeting and entitled to vote in order to hold the meeting and conduct business (i.e., to constitute a quorum). Shares are counted as present at the meeting if the stockholder of record attends the meeting; if the beneficial holder attends with a "legal proxy" from the record holder; or the record holder has granted a proxy, whether by returning a proxy card or by telephone or internet, without regard to whether the proxy actually casts a vote, withholds or abstains from voting.

How many votes must the nominees have to be elected?

The Company has adopted a majority voting policy for the election of directors. Under the policy, directors are elected at each annual meeting by a majority of votes cast, meaning that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the board must consider such director's resignation following a recommendation by the Board's Governance and Nominating Committee. The majority voting policy does not apply, however, in the event that the number of nominees for director exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the persons receiving the highest number of "for" votes, up to the total number of directors to be elected at the annual meeting, will be elected.

The Company has been informed that an opposing solicitation for the election of up to four directors will be made. (See "Opposing Solicitation" on page 54.) If there are more nominees than the number of directors to be elected, directors will be elected by a plurality vote. Withheld votes will not be taken into account in determining the outcome of the election of directors. Based on the Company's understanding of the opposing solicitation, the broker non-vote rule will not be applicable so that brokers may vote shares for which beneficial holders do not provide instructions.

What happens if a nominee is unable to stand for election?

The Board of Directors may reduce the number of seats on the Board or they may designate a substitute nominee. If the Board designates a substitute, shares represented by proxies held by the named proxies, Messrs. Ayer and Loveless, will be voted *for* the substitute nominee.

How many votes must each of the stockholder proposals (Proposal 2 through 6) receive in order to pass?

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter of the proposal must be voted *for* each stockholder proposal in order for it to pass. "Abstain" votes are

Proxy Statement

deemed present and eligible to vote and are included for purposes of determining the number of shares constituting a majority of shares present and eligible to vote. Accordingly, an abstention, not being a vote *for,* will have the effect of a negative vote. A broker non-vote is not deemed present and eligible to vote for proposals for which it is applicable and are not included for purposes of determining the number of shares constituting a majority of shares present and eligible to vote. Accordingly, a broker non-vote is disregarded for purposes of determining the outcome of the vote on the stockholder proposal. See "What are broker non-votes?" Page 4.

How are votes counted?

Voting results will be tabulated by Broadridge Financial Solutions, Inc. Mr. William Marsh of IVS and Associates, or his designee, will serve as the independent inspector of elections.

Is my vote confidential?

The Company has a confidential voting policy as a part of its governance guidelines, which are published on the Company's website.

Who pays the costs of proxy solicitation?

The Company pays for distributing and soliciting proxies and reimburses brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses in forwarding proxy materials to beneficial owners. The Company has engaged Georgeson Shareholder Communications Inc. ("Georgeson") to assist in the solicitation of proxies for the meeting. Georgeson may use four employees in connection with the solicitations. It is intended that proxies will be solicited by the following means: additional mailings, personal interview, mail, telephone and electronic means. Proxies may also be solicited by the persons identified as Participants under the heading "Participants in the Solicitation," who will receive no additional compensation therefore, except for reimbursement of expenses. Although no precise estimate can be made at this time, we anticipate that the aggregate amount we will spend in connection with the solicitation of proxies will be $22,500, of which $15,000 has been incurred to date. This amount includes fees payable to Georgeson, but excludes salaries and expenses of our officers, directors and employees.

Is a list of stockholders entitled to vote at the meeting available?

A list of stockholders of record entitled to vote at the annual meeting will be available at the annual meeting. It will also be available Monday through Friday from May 1 through June 11 between the hours of 9 a.m. and 4 p.m., local time, at the offices of the Corporate Secretary, 19300 International Blvd., Seattle WA 98188. A stockholder of record may examine the list for any legally valid purpose related to the annual meeting.

Where can I find the voting results of the meeting?

We will publish the final results in our quarterly report on Form 10-Q for the second quarter of 2007. You can read or print a copy of that report by going to the Company's website, http://www.alaskaair.com, and then choosing Company Information, Investor Information, and Securities and Exchange Commission Filings. You can find the same Form 10-Q by going directly to the SEC EDGAR files at http://www.sec.gov. You can also get a copy by calling us at (206) 392-5131, or by calling the SEC at (800) SEC-0330 for the location of a public reference room.

PROPOSAL 1.

ELECTION OF DIRECTORS

The Company currently has twelve directors. On April 25, 2007, Mr. John V. Rindlaub, whose term expires this year, notified the Board that he does not plan to stand for election at the Annual Meeting. The Board of Directors wishes to thank Mr. Rindlaub for his dedication and service to the Board over the past 11 years. The Company's Certificate of Incorporation provides that the Board of Directors shall be composed of no less than nine and no more than 15 directors. On April 25, 2007 the Board passed a resolution providing that the Company shall have 11 directors effective as of the Annual Meeting on June 12, 2007. The Company's Bylaws provide that the class of directors up for election this year shall serve a one-year term. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Three directors are nominees for election this year and each has consented to serve a one-year term ending in 2008. The remaining directors will continue to serve the terms set out below.

Proxy Statement

NOMINEES FOR ELECTION TO TERMS EXPIRING IN 2008

Name	Principal Occupation or Employment and other Business Affiliations	Age	Director Since
William S. Ayer	Mr. Ayer has been a director since 1999. He is Chairman, President and CEO of Alaska Air Group and Alaska Airlines and Chairman of Horizon Air. He has served as Alaska Airlines' President since November 1997 and he served as Alaska Airlines' Chief Operating Officer from May 2000 to January 2002. Prior to that, he served in various marketing, planning and operational capacities with Horizon Air, including Senior Vice President, Operations. Mr. Ayer serves on the boards of Alaska Airlines, Horizon Air, Puget Energy, Angel Flight, the Alaska Airlines Foundation, the University of Washington Business School Advisory Board and the Museum of Flight.	52	1999
R. Marc Langland	Mr. Langland has been a director since 1991. He is Lead Director and Chair of the Board's Governance and Nominating Committee. He has been President of Northrim Bank, Anchorage, Alaska, since November 1990 and Chairman since January 1998. Mr. Langland has also been Chairman, President and CEO of its parent company, Northrim BanCorp, Inc., since December 2001. He was Chairman and Chief Executive Officer of Key Bank of Alaska from 1987 to 1988 and President from 1985 to 1987. He served on the Board of Trustees of the Alaska Permanent Fund Corporation from February 1987 to January 1991 and was Chairman from June 1990 to January 1991. He is also a director of Horizon Air, Northrim BanCorp, Inc. and Usibelli Coal Mine, and is a member of the Anchorage Chamber of Commerce and a board member and past chairman of Commonwealth North.	65	1991
Dennis F. Madsen	Mr. Madsen has been a director since 2003 and serves on the Compensation and Audit Committees. He was President and CEO of Recreational Equipment, Inc. (REI), a retailer and online merchant for outdoor gear and clothing from 2000 through March 2005. He served as REI's Executive Vice President, and Chief Operating Officer from 1987 to 2000, and held numerous positions throughout the company. Mr. Madsen is currently the Chairman of Seatab Software of Bellevue, WA. He also serves on the boards of Alaska Airlines, Seatab Software, the Western Washington University Foundation, Western Washington University and the Youth Outdoors Legacy Fund.	58	2003


Proxy Statement

CONTINUING DIRECTORS WHOSE TERMS EXPIRE IN 2008

Name	Principal Occupation or Employment and Other Business Affiliations	Age	Director Since
Phyllis J. Campbell	Ms. Campbell has been a director since 2002 and serves as Chair of the Board's Compensation Committee. She is President and CEO of The Seattle Foundation. She was President of U.S. Bank of Washington from 1993 until 2001 and has served as Chair of the Bank's Community Board. She also is on the boards of Alaska Airlines, Nordstrom, and Puget Energy. Ms. Campbell is also a member of the Board of Trustees of Seattle University.	55	2002
Mark R. Hamilton	Mr. Hamilton has been a director since 2001 and serves on the Board's Audit and Safety Committees, as well as on the Horizon Air Board. He has served as President of the University of Alaska since 1998. That same year, he retired as a U.S. Army Major General following 31 years of active military duty, primarily in the fields of teaching, management and administration. Formerly, Mr. Hamilton was Chief of Staff of the Alaskan Command at Elmendorf Air Force Base and Commander of Division Artillery at Fort Richardson. Mr. Hamilton is a graduate of the U.S. Military Academy at West Point and is the recipient of the Army's highest peacetime award, the Distinguished Service Medal.	62	2001
Byron I. Mallott	Mr. Mallott has been a director since 1982 and serves on the Board's Safety and Governance and Nominating Committees. Currently he is a Senior Fellow of the First Alaskans Institute, a nonprofit organization dedicated to the development of Alaska Native peoples and their communities. In January 2007, Mr. Mallott was appointed to the Smithsonian Institution's National Museum of the American Indian's Board of Trustees. From 1995 to 1999, he served as Executive Director (chief executive officer) of the Alaska Permanent Fund Corporation, a trust managing proceeds from the state of Alaska's oil revenues. He was a director of Sealaska Corporation, Juneau, Alaska, from 1972 to 1988, Chairman from 1976 to 1983, and Chief Executive Officer from 1982 to 1992. He owns Mallott Enterprises (personal investments) and is a director of Alaska Airlines, Sealaska Corporation, Yak-Tat Kwaan, Inc. and Native American Bank, NA.	63	1982
Richard A. Wien	Mr. Wien has been a director since 1982. He is Chair of the Board's Safety Committee. Mr. Wien played an active role in the management of Wien Airlines until 1969, when he was elected President of Merric, Inc., an Alaska helicopter contract and charter service company. After Merric merged with Era Aviation in 1973, Mr. Wien served as Era's Executive Vice President until 1981. He has been Chairman and Chief Executive Officer of Florcraft, Inc. (retail flooring), Fairbanks and Anchorage, Alaska, since 1986. He is also a director of Alaska Airlines and Usibelli Coal Mine.	72	1982

CONTINUING DIRECTORS WHOSE TERMS EXPIRE IN 2009

Name	Principal Occupation or Employment and Other Business Affiliations	Age	Director Since
Patricia M. Bedient	Ms. Bedient has been a director since December 2004. She serves as the Chair of the Board's Audit Committee and on the Board of Alaska Airlines. Ms. Bedient is Executive Vice President and Chief Financial Officer for Weyerhaeuser, one of the world's largest integrated forest products companies. A certified public accountant, she served as the managing partner of Arthur Andersen LLP's Seattle office prior to joining Weyerhaeuser. Ms. Bedient also worked at the firm's Portland and Boise offices as a partner and as a CPA during her 27-year career with Andersen. Ms. Bedient is on the Weyerhaeuser Foundation Board and the advisory board of the University of Washington School of Business. She has also served on the boards of a variety of civic organizations, including the Oregon State University Foundation Board of Trustees, the World Forestry Center, the City Club of Portland, St. Mary's Academy of Portland and the Chamber of Commerce of Boise, Idaho. She is a member of the American Institute of CPAs and the Washington Society of CPAs.	53	2004
Bruce R. Kennedy	Mr. Kennedy has been a director since 1972. He is Chairman Emeritus of Alaska Air Group and served as the Company's Chairman, Chief Executive Officer, and President from 1985 to 1991. He was also Chairman of Alaska Airlines from 1979 to 1991, Chief Executive Officer from 1979 to 1990, and President from 1978 to 1990. He is on the Horizon Air Board and serves as Chairman of Quest Aircraft Trust, an aircraft design and manufacturing company.	68	1972
Jessie J. Knight, Jr.	Mr. Knight has been a director since 2002 and serves on the Board's Compensation and Governance and Nominating Committees. He is Executive Vice President of External Affairs at Sempra Energy, a company that develops energy infrastructure, operates utilities, and provides related products and services to more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia. Before assuming his current position in 2006, Mr. Knight served as the President and Chief Executive Officer of the San Diego Regional Chamber of Commerce from 1999 to 2006, and as a commissioner of the California Public Utilities Commission from 1993 through 1998. Mr. Knight is also on the boards of Alaska Airlines and the San Diego Padres Baseball Club. He is a standing member of the Council on Foreign Relations.	56	2002
J. Kenneth Thompson	Mr. Thompson has been a director since October 1999 and serves on the Board's Governance and Nominating Committee and its Safety Committee. He served as Executive Vice President of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000. Prior to that, he was President of ARCO Alaska, Inc., the parent company's oil and gas producing division based in Anchorage. Mr. Thompson is President and CEO of Pacific Star Energy LLC, a private energy investment company in Alaska, with partial ownership in the oil exploration firm Alaska Venture Capital Group (AVCG LLC) where he serves as the Managing Director. He is on the board of directors of Coeur d'Alene Mines Corporation, Horizon Air, and serves on a number of community service organizations.	55	1999

Proxy Statement

Voting Standard

The Company's Bylaws and Governance Guidelines state that the standard for the election of directors is a majority of votes cast. A "majority of votes cast" means the number of shares voted "for" a director exceeds 50% of the votes cast with respect to that director. If the nominee who already serves as a director is not elected, the director shall offer to tender his or her resignation to the Board of Directors. The Governance and Nominating Committee, composed entirely of independent directors, will evaluate and make a recommendation to the Board of Directors with respect to the proffered resignation. The Board of Directors must take action on the recommendation within 90 days following certification of the stockholder vote. No director who tenders a resignation may participate in the Governance and Nominating Committee's or the Board of Directors' consideration of the matter. The Company will publicly disclose the Board of Directors' decision including, as applicable, the reasons for rejecting a resignation.

The majority voting policy does not apply, however, if the Board of Directors determines that the number of nominees for director exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the persons receiving the highest number of "for" votes, up to the total number of directors to be elected at the annual meeting, will be elected. With regard to the election to take place at the 2007 annual meeting, the Board of Directors intends to nominate the three persons identified as its nominees in this proxy statement. In addition, Mr. Stephen Nieman, a stockholder of the Company, has informed us of his intention to nominate the following persons at the annual meeting for election to the board: himself, Mr. Richard Foley, Mr. Terry Dayton, and Mr. Carl Olson. If Mr. Nieman properly brings his nominations before the meeting, the number of nominees will exceed the number of directors to be elected, in which case the directors will be elected by a plurality vote rather than a majority vote at this annual meeting. In such event, the three persons receiving the highest number of "for" votes at the annual meeting will be elected.

Required Vote

As indicated above, Mr. Nieman, a stockholder of the Company, has informed the Company of his intention to nominate up to four persons at the annual meeting for election to the Board of Directors. If Mr. Nieman properly brings his nominations before the meeting, the directors will be elected by a plurality vote, meaning that the three persons receiving the highest number of "for" votes at the annual meeting will be elected. If Mr. Nieman does not properly bring his nominations before the meeting, then the directors will be elected by a majority of the votes cast. This required vote is discussed further under the section entitled "Proposal No. 1 Election of Directors — Voting Standard" above.

CORPORATE GOVERNANCE

STRUCTURE OF THE BOARD OF DIRECTORS

In accordance with the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, our business affairs are managed under the direction of our Board of Directors. Directors meet their responsibilities by, among other things, participating in meetings of the Board and Board committees on which they serve, discussing matters with our Chairman and Chief Executive Officer and other officers, reviewing materials provided to them, and visiting our facilities.

Pursuant to the Bylaws, the Board of Directors has established four standing committees, which are the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Safety Committee. Only independent directors serve on these committees. The Board has adopted a written charter for each committee. The charters of the Audit, Compensation, Governance and Nominating, and Safety Committees are posted on the Company's website and can be accessed free of charge at http://www.alaskaair.com/ and are available in print to any stockholder who requests them.

The table below shows the current membership of the standing Board committees. An asterisk (*) identifies the chair of each committee.

Name	Audit	Compensation	Governance and Nominating	Safety
Patricia M. Bedient	x*			
Phyllis J. Campbell		x*		
Mark R. Hamilton	x			x
Bruce R. Kennedy				
Jessie J. Knight, Jr.		x	x	
R. Marc Langland			x*	
Byron I. Mallott			x	x
Dennis F. Madsen	x	x		
John V. Rindlaub	x	x		
J. Kenneth Thompson			x	x
Richard A. Wien				x*

The principal functions of the standing Board committees are as follows:

Audit Committee

Pursuant to its charter, the Audit Committee's responsibilities include the following:

1. Matters pertaining to the independent auditors:

- appoint them and oversee their work;
- review at least annually their statement regarding their internal quality-control procedures and their relationship with the Company;
- maintain a dialogue with respect to their independence;
- pre-approve all auditing and non-auditing services they are to perform;
- review annual and quarterly financial statements and filings made with the SEC; and
- receive and review communications required from the independent auditors under applicable rules and standards.

2. Review the planned activities and results of the internal auditors and any changes in the internal audit charter.

3. Prepare the Audit Committee Report required for the annual proxy statement.

4. Matters pertaining to controls:

- review financial reporting risk and associated internal controls;
- review procedures with respect to significant accounting policies and the adequacy of financial controls;
- discuss with management policies with respect to risk assessment and risk management including the process by which the Company undertakes risk assessment and management;
- discuss with management, as appropriate, earnings releases and any information provided to analysts and rating agencies;
- develop and monitor a Corporate Compliance program, including a Code of Conduct and Ethics policy, decide on requested changes to or waivers of such program and code relating to officers and directors, and establish procedures for confidential treatment of complaints concerning accounting, internal controls or auditing matters; and
- obtain and review at least quarterly a statement from the CEO, CFO and Disclosure Committee disclosing any significant deficiencies in internal controls and any fraud that involves management or other employees with significant roles in internal controls.

5. Annually review and reassess the adequacy of its charter and the Committee's performance and recommend for Board approval any proposed changes to the charter.

Compensation Committee

Pursuant to its charter, the Compensation Committee's responsibilities include the following:

1. Establish the process for approving corporate goals relevant to CEO compensation and evaluating CEO performance in light of those goals.

2. Set the salary of the CEO.

3. Approve salaries of other elected executive officers of Alaska Airlines and Horizon Air.

4. Set annual goals under the Performance-Based Pay plan and administer the plan.

5. Grant stock awards and stock options.

6. Administer the supplementary retirement plans for elected officers and the equity-based incentive plans.

7. Make recommendations to the Board regarding other executive compensation issues, including modification or adoption of plans.

8. Fulfill ERISA fiduciary and non-fiduciary functions for tax-qualified retirement plans by monitoring the Pension/Benefits Administrative Committee and the Pension/Benefits Funds Investment Committee, and approve the membership of those committees, trustees and trust agreements, and extension of plan participation to employees of subsidiaries.

9. Approve the terms of employment and severance agreements with elected officers and the form of change-in-control agreements.

10. Review executive-level development and succession plans.

11. Administer and make recommendations to the Board of Directors with respect to the Company's equity and other long-term incentive equity plans.

12. Produce the report on executive compensation required for the annual proxy statement.

13. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Pursuant to its charter, the Compensation Committee is authorized to retain such compensation consultants and other outside experts or advisors as it believes to be necessary or appropriate to carry out its duties. In 2006, the Compensation Committee retained the firm of Deloitte Consulting LLP ("Deloitte Consulting") as independent compensation consultants to assist it in determining compensation matters for our senior executive officers. The Committee made its 2006 compensation decisions, including decisions with respect to the Named Executive Officers' compensation, after consultation with Deloitte Consulting. Deloitte Consulting advised the Committee with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (*e.g.*, proportion of fixed pay to incentive pay, proportion of annual cash pay to long-term incentive pay), and setting compensation levels. As described in the Compensation Discussion and Analysis on page 26, Deloitte Consulting reviewed our appropriate peer group companies and helped the Committee to obtain and evaluate current executive compensation data for these peer group companies. The Compensation Committee is not authorized to delegate its authority with respect to executive compensation to any other person.

Our executive officers, including the Named Executive Officers, do not have a role in determining the form or amount of compensation paid to our Named Executive Officers and our other senior executive officers. However, our Chief Executive Officer does make recommendations to the Compensation Committee with respect to compensation paid to the other executive officers.

During 2006, the Committee reviewed its charter and recommended that the Board of Directors modify the charter to allow the Committee to utilize forms of equity as part of the Company's short-term incentive compensation plan, the Performance-Based Pay plan. The Board adopted a modified charter to reflect the recommended change.

Governance and Nominating Committee

Pursuant to its charter, the Governance and Nominating Committee's responsibilities include the following:

1. Develop and monitor the Corporate Governance Guidelines.

2. Evaluate the size and composition of the Board and annually review compensation paid to members of the Board.

3. Develop criteria for Board membership.

4. Evaluate the independence of existing and prospective members of the Board.

5. Seek qualified candidates for election to the Board.

6. Evaluate the nature, structure and composition of other Board committees.

7. Take steps it deems necessary or appropriate with respect to annual assessments of the performance of the Board, and each Board committee, including itself.

8. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Safety Committee

Pursuant to its charter, the Safety Committee's responsibilities include the following:

1. Monitor management's efforts to ensure the safety of passengers and employees.

2. Monitor and assist management in creating a uniform safety culture that achieves the highest possible industry performance measures.

3. Periodically review with management and outside experts all aspects of airline safety.

4. Evaluate the Company's health, safety and environmental policies and practices.

In 2006, the Board of Directors held five regular meetings. The standing Board committees held the following number of meetings in 2006:

- Audit Committee — 12
- Compensation Committee — 7
- Governance and Nominating Committee — 4
- Safety Committee — 4

Each director attended at least 94% of all Board and applicable committee meetings during 2006. Each director is expected to attend the Company's Annual Meeting of Stockholders. Last year, all then-current directors attended the annual meeting.

BOARD AND COMMITTEE INDEPENDENCE

The Board of Directors of the Company has determined that all of the directors except Mr. Ayer, and each member of the Audit Committee, Governance and Nominating Committee and Compensation Committee, are independent under the New York Stock Exchange ("NYSE") listing standards and the Company's independent director standards that are set forth in the Company's Corporate Governance Guidelines. Each member of the Company's Audit Committee meets the independence, financial literacy and experience requirements contained in the corporate governance listing standards of the NYSE relating to audit committees. The Board has determined that Mr. Rindlaub and Ms. Bedient are audit committee financial experts as defined in the rules of the Securities and Exchange Commission ("SEC").

The Corporate Governance Guidelines are available on the Company's internet website at http://www.alaskaair.com and are available in print to any stockholder who requests a copy. Specifically, the Board has determined that independent directors meet the following criteria:

An independent director must have no material relationship with the Company, based on all material facts and circumstances. At a minimum, an independent director must meet each of the categorical standards listed below.

1. The director has not, within the last three years, been employed by and no immediate family member has been an executive officer of the Company.

2. Neither the director nor any immediate family member has, in any 12-month period in the last three years, received more than $120,000 in direct compensation from the Company, other than compensation for director or committee service and pension or other deferred compensation for prior service.

3. (i) Neither the director nor any immediate family member is a current partner of the Company's independent auditor; (ii) the director is not a current employee of the audit firm; (iii) no immediate family

member is a current employee of the audit firm working in its audit, assurance or tax compliance practice; and (iv) neither the director nor any immediate family member was an employee or partner of the audit firm within the last three years and worked on the Company's audit within that time.

4. Neither the director nor any immediate family member has, within the last three years, been part of an interlocking directorate. This means that no executive officer of the Company serves on the compensation committee of a company that employs the director or immediate family member.

5. The director is not currently an employee, and no immediate family member is an executive officer, of another company (i) that represented at least 2% or $1 million, whichever is greater, of the Company's gross revenues, or (ii) of which the Company represented at least 2% or $1 million, whichever is greater, of such other company's gross revenues, in any of the last three fiscal years. Charitable contributions are excluded from this calculation.

The Board considers that the following situations do not create material relationships:

a. the receipt by a director of retirement compensation earned under one or more tax-qualified or nonqualified plans during the director's employment with the Company;

b. ordinary-course business between the Company and an organization of which the Board member is an officer or director, where the amount of such business is immaterial with respect to the Company's or the organization's annual revenues; or

c. the receipt of cash or in-kind contributions from the Company by a tax-exempt charitable organization of which the Board member is an officer or director, the value of which is immaterial with respect to the Company's or the charitable organization's annual revenues.

For the purposes of these standards, "Company" includes all Alaska Air Group subsidiaries and other affiliates. "Immediate family member" includes the director's spouse, domestic partner, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and anyone sharing the director's home. The independence standards for the members of the Audit Committee provide that in addition to the foregoing standards they may not (a) receive any compensation other than director's fees for Board and Audit Committee service and permitted retirement pay, or (b) be an "affiliate" of the Company as defined by applicable SEC rule.

DIRECTOR NOMINATION POLICY

Identification and Evaluation of Candidates

1. Internal Process for Identifying Candidates

The Governance and Nominating Committee (the "Committee") has two primary methods for identifying candidates (other than those proposed by the Company's stockholders, as discussed below). First, on a periodic basis, the Committee solicits ideas for possible candidates from a number of sources including, but not limited to, members of the Board, senior-level Company executives, individuals personally known to the members of the Board, and research, including database and internet searches.

Additionally, the Committee may, from time to time, use its authority under its charter to retain at the Company's expense one or more search firms to identify candidates (and to approve any such firms' fees and other retention terms). If the Committee retains one or more search firms, those firms may be asked to identify possible candidates who meet the minimum and desired qualifications established by the Committee and to undertake such other duties as the Committee may direct.

Proxy Statement

2. Candidates Proposed by Stockholders

a. General Nomination Right of All Stockholders

Any stockholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in Article II, Section 8 of the Company's Bylaws. Specifically, these provisions require that written notice of a stockholder's intent to make a nomination for the election of directors be received by the Secretary of the Company at least 90 days in advance of the third Tuesday in May (with respect to elections held at a regular annual meeting of stockholders), and that such notice include:

- The name and address of the stockholder who intends to make the nomination and of the person(s) to be nominated;
- A representation that the stockholder of record is entitled to vote at the meeting;
- A description of all arrangements or understandings between the stockholder and each nominee and any other person(s) (naming them) pursuant to which the nomination is to be made;
- Other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors; and
- The consent of each nominee to serve as a director if elected.

The Corporate Secretary and General Counsel will send a copy of the Company's Bylaws to any interested stockholder who requests them. The Company's Bylaws are also available on the Company's website at http://www.alaskaair.com.

b. Consideration of Director Candidates Recommended by Stockholders

The Committee will evaluate candidates recommended by a single stockholder, or group of stockholders, that has beneficially owned more than 5% of the Company's outstanding common stock for at least one year and that satisfies the notice, information and consent provisions set forth below (such individual or group is referred to as the "Qualified Stockholder"). The Committee's policy on the evaluation of candidates recommended by stockholders who are not Qualified Stockholders is to evaluate such recommendations, and establish procedures for such evaluations, on a case-by-case basis. This policy allows the Committee to devote an appropriate amount of its own and the Company's resources to each such recommendation, depending on the nature of the recommendation itself and any supporting materials provided. In addition, as discussed above, non-Qualified Stockholders have the ability to nominate one or more director candidates directly at the Annual Meeting. All candidates (whether identified internally or by a stockholder) who, after evaluation, are then recommended by the Committee and approved by the Board, will be included in the Company's recommended slate of director nominees in its proxy statement.

c. Initial Consideration of Candidates Recommended by Qualified Stockholders

The Committee will evaluate candidates recommended by Qualified Stockholders in accordance with the following procedures.

Qualified Stockholders may propose a candidate for evaluation by the Committee by delivering a written notice to the Committee satisfying each of the requirements described below (the "Notice"). The Notice must be received by the Committee not less than 120 calendar days before the anniversary of the date that the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting. No such notice was received in connection with the 2007 Annual Meeting.

Any candidate recommended by a Qualified Stockholder must be independent of the Qualified Stockholder in all respects (i.e., free of any material personal, professional, financial or business relationships from the nominating stockholder), as determined by the Committee or by applicable law. Any candidate submitted by a Qualified Stockholder must also meet the definition of an "independent director" under applicable NYSE rules.

The Notice shall also contain or be accompanied by the following information or documentation:

- Proof of the required stock ownership (including the required holding period) of the stockholder or group of stockholders. The Committee may determine whether the required stock ownership condition has been satisfied for any stockholder that is the stockholder of record. Any stockholder that is not the stockholder of record must submit such evidence as the Committee deems reasonable to evidence the required ownership percentage and holding period.
- A written statement that the stockholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the candidate is nominated.
- The name or names of each stockholder submitting the proposal, the name of the candidate, and the written consent of each such stockholder and the candidate to be publicly identified.
- Regarding the candidate, such person's name, age, business and residence address, principal occupation or employment, number of shares of the Company's stock beneficially owned, if any, a written resume or curriculum vitae of personal and professional experiences, and all other information relating to the candidate that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act").
- Regarding the candidate, information, documents or affidavits demonstrating to what extent the candidate meets the required minimum criteria, and the desirable qualities or skills, established by the Committee. The Notice must also include a written statement that the stockholder submitting the proposal and the candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation of the candidate.
- Regarding the stockholder submitting the proposal, the person's business address and contact information and any other information that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act.
- The signature of each candidate and of each stockholder submitting the proposal.

The Notice shall be delivered in writing by registered or certified first-class mail, postage prepaid, to the following address:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

The Corporate Secretary and General Counsel will promptly forward the Notice to the Chair of the Governance and Nominating Committee.

d. Initial Consideration of Candidates Recommended by Other Stockholders

If, based on the Committee's initial screening of a candidate recommended by a Qualified Stockholder, a candidate continues to be of interest to the Committee, the Chair of the Committee will request that the CEO interview the candidate and the candidate will be interviewed by one or more of the other Committee members. If the results of these interviews are favorable, the candidate recommended by a Qualified Stockholder will be evaluated as set forth below. Except as may be required by applicable law, rule or regulation, the Committee will have no obligation to discuss the outcome of the evaluation process or the reasons for the Committee's recommendations with any Qualified Stockholder who made a proposal.

3. Evaluation of Candidates

As to each recommended candidate that the Committee believes merits consideration, the Committee will cause to be assembled information concerning the background, qualifications and appropriate references of the candidate, including information concerning the candidate required to be disclosed in the Company's proxy statement under the rules of the SEC and any relationship between the candidate and the person or persons recommending the candidate. The Committee will then (i) determine if the candidate satisfies the qualifications set forth below under the caption "Policy on Minimum Qualifications for All Directors"; (ii) conduct interviews with the candidate as it deems necessary and appropriate; and (iii) consider the contribution that the candidate can be expected to make to the overall functioning of the Board. The Committee will then meet to consider and finalize its list of recommended candidates for the Board's consideration.

The Governance and Nominating Committee will consider incumbent candidates based on the same criteria used for candidates recommended by Qualified Stockholders, provided that incumbents will also be considered on the basis of the Committee's annual evaluations of the effectiveness of the Board, its committees and their members.

Policy on Minimum Qualifications for All Directors

While there is no formal list of qualifications, the Governance and Nominating Committee considers, among other things, the prospective nominees' relevant experience, intelligence, independence, commitment, ability to work with the Chief Executive Officer and within the Board culture, prominence, diversity, age, understanding of the Company's business, and other factors deemed relevant. For candidates to serve as independent directors, an independent and questioning mindset is critical. The Committee also considers whether the prospective candidates' workloads would allow them to attend the vast majority of Board meetings, be willing and available to serve on Board committees, and devote the additional time and effort necessary to keep up with Board matters and the rapidly changing environment in which the Company operates. Different substantive areas may assume greater or lesser significance at particular times, in light of the Board's present composition and the Committee's (or the Board's) perceptions about future issues and needs. Relevant experiences might include, among other things, company CEO experience, senior-level international experience, senior-level regulatory or legal experience, and relevant senior-level expertise in one or more of the following areas — finance, accounting, sales and marketing, organizational development, information technology and public relations.

STOCKHOLDER COMMUNICATION POLICY

Any stockholder or interested party who wishes to communicate with our Board of Directors or any specific directors, including non-management directors, may write to:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

Depending on the subject matter, management will:

- forward the communication to the director or directors to whom it is addressed (for example, if the communication received deals with questions, concerns or complaints regarding accounting, internal accounting controls and auditing matters, it will be forwarded by management to the Chairman of the Audit Committee for review);
- attempt to handle the inquiry directly (for example, where it is a request for information about us or our operations or it is a stock-related matter that does not appear to require direct attention by our Board of Directors or an individual director); or
- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each meeting of the Governance and Nominating Committee, the Corporate Secretary and General Counsel will present a summary of all communications received since the last meeting of the Governance and Nominating Committee that were not forwarded and will make those communications available to any director on request.

EXECUTIVE SESSIONS AND LEAD DIRECTOR

The Board holds regular executive sessions of non-management directors quarterly. As provided in the Governance and Nominating Committee Charter, the Lead Director for these executive sessions is the chair of the Governance and Nominating Committee.

2006 DIRECTOR COMPENSATION

The following table presents information regarding the compensation paid during 2006 to members of our Board of Directors who are not also our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Mr. Ayer, who is also one of our employees, is presented in the Summary Compensation Table and the related explanatory tables. Mr. Ayer does not receive additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($)(2) (c)	Option Awards ($)(2) (d)	Non-Equity Incentive Plan Compensation ($)(2) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2) (f)	All Other Compensation ($)(3) (g)	Total ($) (h)
Patricia M. Bedient	58,000	0	0	0	0	3,764	61,764
Phyllis J. Campbell	55,600	0	0	0	0	5,269	60,869
Mark R. Hamilton	53,300	0	0	0	0	21,144	74,444
Bruce R. Kennedy(5)	47,400	0	0	0	0	36,816(4)	84,216
Jessie J. Knight, Jr.	50,350	0	0	0	0	8,729	59,079
R. Marc Langland	53,250	0	0	0	0	22,378	75,628
Dennis F. Madsen	52,950	0	0	0	0	10,903	63,853
Byron I. Mallott	58,300	0	0	0	0	53,572	111,872
John V. Rindlaub	56,300	0	0	0	0	6,461	62,761
J. Kenneth Thompson	50,800	0	0	0	0	23,464	74,264
Richard A. Wien	54,800	0	0	0	0	10,795	65,595

(1) In 2006, each of our Non-Employee Directors received at least 50% of their $30,000 annual retainer for 2006 in the form of Alaska Air Group common stock shares issued under the Company's Non-Employee Director Stock Plan (rounded down to the nearest whole share). The Board of Directors (or a committee appointed by the Board of one or more individuals who are not eligible to participate in the plan) administers the plan as to Non-Employee Director awards and has the ability to interpret and make all required determinations under the plan, subject to plan limits. In connection with the payment of a portion of a Non-Employee Director's annual retainer in the form of common stock, the Board of Directors has established stock ownership guidelines that strongly encourage Non-Employee Directors to accumulate shares of Company stock equal in value to one year's retainer within five years of becoming a director. Ms. Bedient and Messrs. Knight, Madsen and Thompson elected to receive the entire amount of their annual retainer in stock, per the terms of the Plan. The number of shares awarded was determined pursuant to the terms of our Director's Stock Plan by dividing the dollar value of the retainer to be paid in stock by $37.19, the average closing price of our stock for the 30 trading days preceding the date of our 2006 annual meeting. Accordingly, each of our Non-Employee Directors received 403 shares on May 16, 2006, except the four directors identified above who each received 806 shares on that date. These shares were fully vested on issue. No option awards were granted to our Non-Employee Directors during 2006.

Proxy Statement

In 2006, in addition to the $30,000 annual retainer referenced above, the compensation for our Non-Employee Directors included the following:

- Attendance fees of $2,000 for each Audit Committee meeting and $1,200 per day for each Board or other committee meeting in which a Non-Employee Director participated in person, or $750 if participation was via telephone;
- $500 for participation in telephone updates that occur between meetings;
- an annual retainer of $8,000 to the Audit Committee chair and $5,000 to other committee chairs;
- an annual retainer of $1,000 to Non-Employee Directors who also served on the Board of Directors of Alaska Airlines or Horizon Air; and
- reimbursement of expenses in connection with attending Board and committee meetings as well as expenses in connection with director education.

(2) None of our Non-Employee Directors held any unvested stock awards as of December 31, 2006. We do not grant stock options to our Non-Employee Directors. Our directors do not participate in any non-equity incentive compensation plans, nor do they participate in a nonqualified deferred compensation plan. Directors do not receive pension benefits for their service.

(3) As part of a director's compensation, each Non-Employee Director, the Non-Employee Director's spouse and the Non-Employee Director's dependent children are provided transportation on Alaska Airlines and Horizon Air. These amounts represent the value of the transportation provided by the Company to each of these directors and their family members during 2006, plus taxes paid by the Company on behalf of the directors on the value of the travel. Each director also receives membership to our airport Boardrooms.

Director	Travel Value	Value of Taxes Paid	Boardroom Membership
Patricia M. Bedient	2,268	1,221	275
Phyllis J. Campbell	3,246	1,748	275
Mark R. Hamilton	13,565	7,304	275
Bruce R. Kennedy	7,411	3,991	275
Jessie J. Knight, Jr.	4,988	3,466	275
R. Marc Langland	14,367	7,736	275
Dennis F. Madsen	6,908	3,720	275
Byron Mallott	34,643	18,654	275
John V. Rindlaub	4,021	2,165	275
J. Kenneth Thompson	15,073	8,116	275
Richard A. Wien	6,838	3,682	275

(4) In addition to the benefits referred to in footnote (3) above, this amount includes $25,139, which represents the Company's cost to provide office space and related expenses to Mr. Kennedy during 2006 pursuant to a resolution passed by the Board of Directors in connection with Mr. Kennedy's retirement in 1990.

(5) During the years that Mr. Kennedy was employed by the Company, he accrued annual retirement benefits under the Company's Retirement Plan for Salaried Employees and its 1976 Elected Officers Supplementary Retirement Plan. Mr. Kennedy's benefits paid under these plans in 2006 were $65,667 and $176,880, respectively. Mr. Kennedy does not receive any retirement benefits in connection with his service as a director.

CEO AND CFO CERTIFICATIONS

In accordance with NYSE listing standards, the Company's 2006 CEO certification required by Section 303a.12(a) of the NYSE Listed Company Manual has been filed with the NYSE. In addition, the Company's CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act are filed as exhibits to the Company's Annual Report on Form 10-K.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all employees of the Company, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. The Code of Conduct and Ethics is located on the Company's internet website at http://www.alaskaair.com/ and is available in print to any stockholder who requests it. Information on the Company's website, however, does not form a part of this proxy statement. The Company intends to disclose any amendments (other than technical, administrative or non-substantive amendments) to, and any waivers from, a provision of the Code of Conduct and Ethics for directors or executive officers on the Company's internet website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

It is our general policy to conduct our business activities and transactions with the highest level of integrity and ethical standards and in accordance with applicable laws. Our Code of Conduct and Ethics imposes an obligation on each director and executive officer to disclose any potential conflict of interest involving such person and the Company. In addition, our Corporate Governance Guidelines require board members to disclose to the Board (through the Audit Committee) any financial interest or personal interest that he or she has in any contract or transaction that is being considered by the Board for approval. We also identify related party transactions by having our directors and executive officers complete director and officer questionnaires. Our Corporate Compliance Officer and the Audit Committee review all potential conflicts of interest and transactions with related parties regarding directors and executive officers.

The Company and its subsidiaries have transactions in the ordinary course of business with other corporations of which the Company's executive officers or directors or members of their immediate families are directors, executive officers, or stockholders. The amounts involved are below disclosure thresholds set by the SEC, or the executive officer or director or his or her family member does not have a direct or indirect material interest, as that term is used in SEC rules, in the transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and certain of its officers to send reports of their ownership of Company common stock and changes in such ownership to the SEC and the NYSE. The Company assists its directors and officers by preparing forms for filing. SEC regulations also require the Company to identify in this proxy statement any person subject to this requirement who failed to file a report on a timely basis. Form 4s due May 19, 2006, for Ms. Bedient, Ms. Campbell, and Messrs. Hamilton, Kennedy, Knight, Langland, Madsen, Mallott, Rindlaub, Thompson and Wien, relating to stock issued in payment of their annual board retainers, were instead filed on May 26, 2006. Except for these reports on Form 4, based on a review of copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that everyone subject to Section 16(a) filed the required reports on a timely basis during 2006.

INDEPENDENT AUDITORS

Selection of Independent Auditors for the Current Fiscal Year

The Audit Committee of the Board of Directors has selected KPMG LLP ("KPMG") as the Company's independent public auditors for the current fiscal year. Representatives of KPMG are expected to attend the meeting to respond to questions from stockholders and will have the opportunity to make a statement, if they wish to do so.

Proxy Statement

Fees Paid to Independent Auditors

During fiscal years 2006 and 2005, the Company retained KPMG as its principal auditors. The independent auditors provided services in the following categories and amounts:

2006	KPMG LLP
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,219,139
Audit-Related Fees(2)	175,718
Tax Fees(3)	25,446
All Other Fees(4)	34,417
Total Fees for 2006	$1,454,720
2005	
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,026,509
Audit-Related Fees(2)	284,853
Tax Fees(3)	56,234
All Other Fees(4)	29,132
Total Fees for 2005	$1,396,728

(1) Audit fees represent the arranged fees for the years presented, including the annual audit of internal controls as mandated under Sarbanes-Oxley Section 404.

(2) Includes fees paid in connection with the audit of Air Group's employee benefit plans in both years and, in fiscal 2005, fees incurred in connection with the Form S-3 Registration Statement filed on December 12, 2005.

(3) Fees paid for professional services in connection with tax consulting related to specific aircraft leasing and acquisition matters. These services were pre-approved by the audit committee.

(4) Fees paid for professional services in connection with (i) the audit of passenger facility charges and examination of related controls, (ii) the examination of agreed-upon procedures for the U.S. Citizenship and Immigration Services, and (iii) agreed-upon procedures regarding Air Group's employee incentive pay plans.

The Audit Committee has considered whether the provision of the non-audit services referenced above is compatible with maintaining the independence of the Company's independent auditors, and has determined that it does not impact the independence of the auditors.

Independent Auditor Engagement Policy

The Audit Committee has established an Independent Auditor Engagement Policy that is designed to ensure that the Company's auditor performs its services independently and with the highest integrity and professionalism. The Audit Committee reviews the policy annually.

The policy provides that any engagement of the Company's outside auditor must be consistent with principles determined by the SEC, namely, whether the independent auditor is capable of exercising impartial judgment on all issues encompassed within the auditor's engagement.

Permitted services under the policy include audit services, audit-related services, certain tax services and certain other services not prohibited by SEC rules or other federal regulations. Before retaining its independent auditor for non-audit services, the Audit Committee will consider factors such as whether the services might compromise the auditor's independence, whether the auditor is the best provider for the services, and the appropriate proportion of audit to non-audit services.

All services must be pre-approved by the Audit Committee except for certain services other than audit, review or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than five percent (5%) of the total fees paid by the Company to its auditor during the fiscal year in which the services are provided;
- such services were not recognized by the Company at the time of the engagement to be non-audit services; and
- such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

During fiscal year 2006, there were no such services that were performed pursuant to the "de minimis exception."

AUDIT COMMITTEE REPORT

The following report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or incorporated by reference in any document so filed.

Review of Our Company's Audited Financial Statements

The Audit Committee has reviewed and discussed with management and KPMG, the Company's independent auditors, the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. We believe that management maintains an effective system of internal controls that results in fairly presented financial statements.

The discussions with KPMG also included the material and judgmental matters required by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have also received and reviewed the written disclosures and the KPMG letter required by Independence Standard No. 1, *Independence Discussions with Audit Committees,* as amended, by the Independence Standards Board, and we have discussed with KPMG their independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Alaska Air Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Audit Committee of the Board of Directors

Patricia M. Bedient, Chairperson
Mark R. Hamilton, Member
Dennis F. Madsen, Member
John V. Rindlaub, Member

Proxy Statement

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows how much Company common stock is owned as of March 31, 2007, by (a) each director and nominee, (b) each of the Company's five most highly compensated executive officers, and (c) all executive officers as a group. The number shown for each person includes shares that he or she:

- may vote or invest alone;
- holds with his or her spouse, with shared voting and investment power;
- holds otherwise with shared voting and investment power;
- holds in one of the Company's 401(k) plans; or
- may acquire through stock option exercises through May 30, 2007.

Name	Shares Beneficially Owned(1)	Options Exercisable within 60 Days	Stock Units and Interests(2)	Total(3)	Percent of Outstanding Shares
Patricia M. Bedient	1,951	0	0	1,951	*
Phyllis J. Campbell	2,659	0	0	2,659	*
Mark R. Hamilton	1,780	0	0	1,780	*
Bruce R. Kennedy	1,987	0	0	1,987	*
Jessie J. Knight, Jr.	3,121	0	0	3,121	*
R. Marc Langland	5,000	0	0	5,000	*
Dennis F. Madsen	2,807	0	0	2,807	*
Byron I. Mallott	3,392	0	0	3,392	*
John V. Rindlaub	6,002	0	0	6,002	*
J. Kenneth Thompson	5,951	0	0	5,951	*
Richard A. Wien	6,000	0	0	6,000	*
William S. Ayer	39,551	445,350	34,600	484,901	1.1%
Kevin P. Finan	4,369	64,650	19,180	69,019	*
Gregg A. Saretsky	4,736	91,892	19,140	96,628	*
Bradley D. Tilden	6,436	113,200	19,200	119,636	*
Keith Loveless	520	69,600	14,750	70,120	*
Jeffrey D. Pinneo	2,604	73,100	16,530	75,704	*
Glenn S. Johnson	231	57,750	14,160	57,981	*
Brandon S. Pedersen	0	3,950	6,450	3,950	*
John F. Schaefer, Jr.	94	500	3,750	594	*
All directors and all executive officers as a group (20 persons)	97,204	919,992	147,760	1,017,196	2.4%

* Less than 1%

(1) Consists of the aggregate total of shares of common stock held by the reporting person either directly or indirectly, including 401(k) plan holdings.

(2) Consists of the aggregate total of Restricted Stock Units (RSUs) granted in 2004, 2005, 2006 and 2007 which will vest November 10, 2007, August 30, 2008, September 13, 2009, and January 31, 2010, respectively.

(3) Total does not include stock units because they are not yet vested.

The table below identifies those known to have beneficial ownership of more than 5% of the Company's outstanding common stock, as of December 31, 2006, or as otherwise indicated.

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Outstanding Shares
Donald Smith & Co., Inc.(1) 152 West 57th Street New York, NY 10019	3,829,500	9.0
AXA Financial, Inc (2) 1290 Avenue of the Americas New York, New York 10104	3,387,061	7.9
Dimensional Fund Advisors Inc.(3) 1299 Ocean Avenue, 11th Floor Santa Monica, 90401 CA	3,026,178	7.1
PRIMECAP Management Company(4) 225 South Lake Ave, #400 Pasadena, CA 91101	2,661,050	6.2
Barclays Global Investors, NA(5) 45 Fremont Street San Francisco, CA 94105	2,436,921	5.7

(1) Information is based on a Schedule 13G filed by Donald Smith & Co., Inc. ("Donald Smith") on February 12, 2007. Donald Smith reported in the Schedule 13G that it had sole voting power of 3,116,900 of the shares.

(2) Information is based on a Schedule 13G filed by ASA Financial, Inc. ("AXA") on February 14, 2007. AXA reported that shares covered are owned by AXA Rosenberg Investment Management LLC and AXA Konzern AG (Germany) each with power over 902,648 shares and 3,900 shares, respectively.

(3) Information is based on a Schedule 13G filed by Dimensional Fund Advisors Inc. ("Dimensional") on February 1, 2007, and a subsequent Schedule 13F filed on April 19, 2007, reporting an increase as of March 31, 2007. Dimensional reported in the Schedule 13G that it furnishes investment advice to four investment companies and serves as investment manager to other accounts, which hold the shares shown in the table above. It further reported that while it possesses voting and investment power over such shares, they are owned by the Funds, and Dimensional disclaims beneficial ownership of such shares.

(4) Information is based on a Schedule 13G filed by PRIMECAP Management Company on February 9, 2007. PRIMECAP reported in the Schedule 13G that it had sole voting power over all 98,000 shares.

(5) Information is based on a Schedule 13G filed by Barclay Global Investors, NA ("Barclay") on January 9, 2007. Barclay reported that shares covered are owned by Barclay Global Investors, NA and Barclay Global Fund Advisors each with power over 1,314,456 and 1,122,465 shares, respectively.

COMPENSATION DISCUSSION AND ANALYSIS

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer, and our three other most highly compensated executive officers. These individuals are referred to as the "Named Executive Officers" in this proxy statement. Our Named Executive Officers include officers of Alaska Air Group; the Chief Executive Officer (CEO) of Horizon Air Industries, an operating subsidiary; and two elected officers of subsidiary Alaska Airlines who have policy-making roles at the Alaska Air Group level (see the Summary Compensation Table on page 34).

Our executive compensation programs are determined and approved by our Compensation Committee. None of the Named Executive Officers are members of the Compensation Committee or otherwise had a role in determining the compensation of other Named Executive Officers. However, the Chief Executive Officer of Alaska Air Group does make recommendations to the Compensation Committee with respect to compensation paid to the other executive officers.

Executive Compensation Philosophy and Overview

Objectives

The objectives of the Company's executive compensation programs are as follows:

- to attract and retain highly qualified executives who share our Company values and commitment to the 2010 strategic plan by designing the total compensation package to be entrepreneurial, fair, and competitive with appropriate reference points as described below;
- to motivate executives to provide excellent leadership and achieve Company goals by linking short-term and long-term incentives to the achievement of specific annual goals as reflected in executives' commitment plans, the Performance-Based Pay plan, and the Company's 2010 strategic plan;
- to align the interests of executives, employees, and stockholders by tying a large portion of total direct compensation to the achievement of objective goals related to the Company's safety record, cost structure, employee engagement and profitability; and
- to provide executives with reasonable security, through a combination of performance-based incentives, retirement plans and change-in-control agreements that motivate them to continue employment with the Company and achieve goals that will make the Company remain competitive and thrive in the long term.

The Compensation Committee conducts an annual review of the Company's executive compensation to ensure that it is structured to satisfy these objectives. The Committee considers how each component of compensation motivates the executive to help the Company achieve its performance goals and/or how it promotes retention of an executive who shares the Company's values. Central to the structure of the Company's executive compensation is the Company's 2010 strategic plan, which is a blueprint to transform Alaska Airlines into one of the best airlines in America for our employees, customers, and our investors. The Committee views commitment to the Company's 2010 strategic plan as crucial to the success of the Company and therefore structures executive compensation to attract and retain executives who share this commitment.

Methodology

The Compensation Committee considers air carrier peer group data as well as general industry data when evaluating whether Named Executive Officer compensation is fair and competitive. The greater focus is on peer group air carriers because these are the primary companies that compete with the Company for key talent, customers, and stockholder investment. Peer group air carrier companies also receive greater emphasis because in our industry the vast majority of our employees are unionized and have pay that is often compared to their industry peers. Our Company values pay equity for all employees, including executive employees. For 2006, the peer group consisted of Air Tran Holdings, AMR Corporation, Continental Airlines Inc., Delta Air Lines Inc., Frontier Airline Holdings, Jet Blue Airways Corporation, Northwest Airlines Corporation, Southwest Airlines Corporation, UAL Corporation and US Airways Group Inc. The Committee also considers general industry data of companies with similar revenues because it recognizes that a tension can exist between external market conditions and the airline industry. The Committee applies a 2/3 and 1/3 weighting on airline and general industry market data, respectively, to establish a "market consensus."

The Committee uses tally sheets to review each element of compensation. Base salaries, perquisites and personal benefits, retirement benefits and change-in-control benefits are primarily intended to attract and retain highly qualified executives. These are the elements of the Company's executive compensation program where the value of the benefit in any given year is not dependent on performance (although base salary amounts and benefits determined by reference to base salary may increase from year to year depending on performance, among other things). We believe that in order to attract and retain top executives we need to provide them with predictable compensation levels that reward their performance and continued service. Base salaries and perquisites and personal benefits are paid out on a short-term or current basis. Annual incentives based on the achievement of objective performance goals are paid out on a longer-term basis, as are long-term incentives such as equity awards. Annual incentives and long-term incentives are intended to motivate executives to achieve superior performance levels. We believe that this mix of short-term and longer-term compensation allows us to achieve our dual goals of attracting and retaining highly qualified executives with an entrepreneurial spirit and providing meaningful performance incentives for those executives.

Emphasis on "At Risk" Pay

Our compensation structure is designed to promote teamwork, initiative and resourcefulness by key employees whose performance and responsibilities directly affect our results of operations. The Committee considers the market consensus data to establish total direct compensation. The Committee believes that emphasis on "at risk" compensation at the senior executive levels of the Company is an important element in achieving a pay-for-performance culture, since it aligns management's interests with those of the Company's stockholders. Thus, once market consensus is established, the Committee tailors total direct compensation paid to Named Executive Officers to place a substantial emphasis on "at risk" pay that is tied to performance objectives. For 2006, the Committee approved target-level compensation for Mr. Ayer, our Chief Executive Officer, that is 80% "at risk" and tied directly to stockholder value creation. With respect to the other Named Executive Officers, the Committee approved target compensation that is 67% "at risk" and tied directly to stockholder value creation.

COMPENSATION OF CHIEF EXECUTIVE OFFICER


20% Base Pay
80% "At Risk"

COMPENSATION OF OTHER NAMED EXECUTIVE OFFICERS


33% Base Pay
67% "At Risk"

The Committee believes that the appropriate way to compensate executive officers is to consider many principles of compensation, including market pay, internal equity, and fundamental fairness. The Committee recognizes that Chief Executive Officer compensation at many publicly traded companies in the United States has dramatically increased over a short period of time. This leads the Committee, with the Chief Executive Officer's full support, to not blindly accept "benchmarking" data to set compensation levels. The Committee recognizes that this data is susceptible to "ratcheting." Thus, while the Committee has considered peer group data as described above, the Committee has thoughtfully applied other compensation principles such as internal equity when determining Chief Executive Officer compensation. The Committee's determination of total direct compensation for the Chief Executive Officer position therefore reflects a substantial discount from market consensus. At current levels, the Chief Executive Officer's total direct compensation represents approximately two times that of the Executive Vice President level, and approximately four times that of the Vice President level. By considering internal equity, the Committee believes that the resulting data points are more reliable and more insulated from external ratcheting effects.

As a basis for comparison, our Chief Executive Officer's base salary, as compared to the last year published, remained significantly below the median in relation to our peer group as well as in relation to market consensus.

CEO Base Pay Comparisons (Airlines)

2005, 2006 and 2007 Base Salary	
Alaska Air Group, Inc.	$360,000
2005 Base Salary (Air Group peers)	
Air Tran Holdings	$467,000
AMR Corporation	$527,000
Continental Airlines, Inc.	$752,000
Delta Air Lines, Inc.	$431,000
Frontier Airline Holdings	$295,000
Jet Blue Airways Corporation	$200,000
Northwest Airlines Corporation	$571,000
Southwest Airlines Corporation	$405,000
UAL Corporation	$606,000
US Airways Group, Inc.	$550,000
Median Base Salary (Air Group peers)	$497,000

For the Named Executive Officers other than the Chief Executive Officer, the Committee targets base compensation at considerably less than the median also, but with an opportunity to get to the median or to exceed it through incentive compensation.

Annual incentive compensation under the Performance-Based Pay plan is primarily intended to motivate Named Executive Officers to achieve specific Company strategies and operating objectives. We believe it helps us attract and retain top executives who fit a team-oriented and performance-driven culture. Our long-term equity incentives are primarily intended to align Named Executive Officers' long-term interests with stockholders' long-term interests, although we believe they also play a role in helping us to attract and retain top-performing executives.

The Committee aligns executive compensation with the Company's strategic plan by choosing a target level for the Performance-Based Pay plan that is consistent with the Company's strategic plan goals. In 2007 the Committee commenced using performance shares as a form of equity. The performance shares will only be issued to executives if the Company hits a pre-determined average pre-tax profit margin metric over the course of three years. By designating a proportion of an executive's compensation in performance shares, the Committee further aligned total direct compensation for executives with the Company's strategic plan goals.

Current Executive Compensation Elements

Base Salaries

The Committee reviews salaries for our Named Executive Officers annually. In general, the Committee targets base salary levels in the 25th percentile based on market consensus data identified in the annual review described above. In setting specific salary levels for each Named Executive Officer, the Committee assesses the executive's duties and scope of responsibilities, past performance and expected future contributions to the Company, the market demand for the executive's skills, the executive's influence on long-term Company strategies and success, and the executive's individual leadership performance. The Committee believes generally that is it reasonable that higher-level executives should be compensated with pay that reflects greater risk and remains contingent upon the success of the Company. Thus, as an individual reaches the senior executive level, base pay is de-emphasized as a component of compensation.


Proxy Statement

In setting Chief Executive Officer compensation for 2006, the Committee received candid and direct input from Mr. Ayer. At the initiation of Mr. Ayer, his base salary for 2006 remained at the same level it has for the past year, and lower than it had been in the three years prior to that. The Committee believes that Mr. Ayer's leadership in this matter has been invaluable in re-affirming the Company's values and commitment to the 2010 strategic plan.

Based on its 2006 review of executive compensation, the Committee increased the base salary levels of the other Named Executive Officers. The Committee maintained their base salaries within the 25th percentile, and the effective amount of the increase was between 4% and 12%. The Committee believes that 25th percentile base salary levels for the other Named Executive Officers, with the opportunity to earn market-level compensation through short- and long-term incentive plans that pay when performance objectives are met, are appropriate.

Annual Incentives

Our executive officers participate in the Performance-Based Pay plan, which places at risk a significant portion of an executive's compensation, linking it to annual profitability and operational goals. For awards under the Performance-Based Pay plan to be paid, the Company must achieve or exceed profit and/or operating goals established annually by the Committee. In 2006, the Performance-Based Pay plan performance measures included safety (10% weight), employee engagement (10% weight), unit cost excluding fuel (10% weight) and adjusted profitability (70% weight). Under the Performance-Based Pay plan formula, awards increase proportionately based on the degree to which the various goals are met.

Consistent with the Committee's philosophy of placing a high percentage of total cash compensation at risk for executives, in 2006 Mr. Ayer could have earned up to 100% of base pay if target Performance-Based Pay plan goals were met, and up to 200% if maximum goals were reached. The other Named Executive Officers could have earned up to 60% of base salary if the target goals were met, and up to 120% of base salary if the Company reached the maximum goals. If minimum goals were not reached, Mr. Ayer and the other Named Executive Officers would not receive a payment. During 2006, Alaska Airlines performed at 149.7% and Horizon Air performed at 149.6% of target with respect to the Performance-Based Pay plan goals.

The Company's 2006 Performance-Based Pay payouts were based on the Company's annual performance relative to safety, employee engagement, and financial performance goals established by the Committee. The Company exceeded its target goals on profitability, employee engagement, and safety. The Committee exercised its discretion pursuant to the Performance-Based Pay plan to settle certain 2006 payouts under the plan in Company common stock (in lieu of a cash payment), thus further linking executive compensation with stockholder value. The cash amounts of the 2006 payouts under the plan (before taxes, and before converting the cash bonuses to stock amounts) were as follows: Mr. Ayer, $538,965; Mr. Tilden, $233,531; Mr. Saretsky, $243,204; Mr. Finan, $223,245, and Mr. Pinneo, $206,665. Mr. Pinneo's payout was made in cash. Each of the other Named Executive payouts for 2006 was made in Alaska Air Group (ALK) common stock (in lieu of payment of the cash amount set forth above for that executive), with the number of shares deliverable to each executive determined by dividing the executive's cash payout for 2006 (after subtracting the amount of tax withholding required) by $42.85, the per-share closing price of ALK common stock as reported on the New York Stock Exchange on January 31, 2007. The number of shares of ALK common stock actually delivered to each of these executives was as follows: Mr. Ayer, 9,175 shares; Mr. Tilden, 3,915 shares; Mr. Saretsky, 4,085 shares; Mr. Finan, 3,739 shares.

In addition, all of our employees, including our executive officers, participate in a separate incentive plan called Operational Performance Rewards, which pays a monthly incentive payment to all employees when particular operational performance targets are met. Awards are based on operational performance and customer satisfaction, and the maximum annual payout for each employee is $1,200. In 2006, Alaska Airlines employees, including Mr. Ayer, Mr. Tilden, Mr. Saretsky and Mr. Finan, were paid $450 under Operational Performance Rewards. Horizon Air employees, including Mr. Pinneo, were paid $850 under Operational Performance Rewards.

The Committee believes that the 2006 incentives paid to the Named Executive Officers under these plans are reasonable in view of competitive practices, the Company's performance and the contribution of those officers to that performance during 2006.

Long-Term Incentive Equity Awards

The Company's policy is that the long-term compensation of its Named Executive Officers and other executive officers should be directly linked to the value provided to stockholders. Therefore, the Company has historically made annual grants of stock option and restricted stock unit awards to provide further incentives to our executives to increase stockholder value. The Committee bases its award grants to executives each year on a number of factors, including:

- the executive's contribution to the success of the Company's financial performance;
- the equity participation level of comparable executives at comparable companies and internal equity;
- the executive's position with the Company and base compensation;
- the executives performance of his or her individual responsibilities; and
- the accounting impact to the Company and potential dilution effects of the grant.

Stock Options. The Company makes a portion of its long-term incentive grants to Named Executive Officers in the form of stock options with an exercise price that is equal to the fair market value of our common stock on the grant date. Thus, the Named Executive Officers will only realize value on their stock options if our stockholders realize value on their shares. The stock options also function as a retention incentive for our executives as they vest ratably over the four-year period after the date of grant.

In September 2006, the Committee granted stock options to each of our Named Executive Officers. The material terms of these options are described following the table "2006 Grants of Plan-Based Awards." Mr. Ayer's long-term incentive compensation for 2006 was represented by solely by his stock option grant and will have value only if the price of our common stock increases. Mr. Ayer expressly requested that the Committee not grant him a restricted stock unit award for 2006. For each of the other Named Executive Officers, these option grants constitute approximately 50% of the officer's total long-term incentive compensation for 2006, with the restricted stock units described below constituting the remaining approximately 50%.

Restricted Stock Units. The Company also grants long-term incentive awards to Named Executive Officers in the form of restricted stock units. In general, the restricted stock units vest only on the third anniversary of the date they are granted and, upon vesting, are paid in shares of our common stock. Thus, the units are designed both to link executives' interests with those of our stockholders as the units' value is based on the value of our common stock and to provide a long-term retention incentive for the vesting period. In September 2006, the Committee granted restricted stock unit awards to each of our Named Executive Officers other than Mr. Ayer, who, as noted above, requested that he not be granted a restricted stock unit award for 2006.

Performance Shares. For 2007, the Company's executive compensation program will include performance shares as part of long-term incentive compensation. The shares will vest only if certain performance conditions are met.

Perquisites and Personal Benefits

In addition to cash and equity compensation, the Company provides the Named Executive Officers with certain perquisites and personal benefits, including automobile expenses and travel benefits. We believe that any perquisites offered to executives should be modest and should not make up a large proportion of the executive's compensation.

Retirement Benefits/Deferred Compensation Opportunities

The Company provides retirement benefits to the Named Executive Officers under the terms of qualified and non-qualified defined-benefit and defined-contribution retirement plans. The Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") and our 401(k) plan are both tax-qualified retirement plans that the Named Executive Officers participate in on substantially the same terms as our other participating employees. However, due to maximum limitations imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined benefit plan, the benefits that would otherwise be payable to the Named Executive Officers under the Salaried Retirement Plan are required to be limited. Because we do not believe that it is appropriate for the Named Executive Officers' retirement benefits to be reduced because of limits under ERISA and the Internal Revenue Code, and because we wish to provide supplemental retirement benefits, we established the 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan"), an unfunded defined benefit plan designed to permit Named Executive Officers and other officers to receive the full amount of benefits that would be paid under the Salaried Retirement Plan but for the limitations imposed by ERISA and the Internal Revenue Code and to provide supplemental retirement benefits.

Under our Nonqualified Deferred Compensation Plan, our Named Executive Officers are also permitted to elect to defer up to 100% of their annual Performance-Based Pay payments. The Company believes that providing the Named Executive Officers with deferred compensation opportunities is a cost-effective way to permit executives to receive the tax benefits associated with delaying the income tax event on the compensation deferred.

Please see the "2006 Pension Benefits" and "2006 Nonqualified Deferred Compensation" tables and information following them for a description of these plans.

Severance and Other Benefits Upon Change-in-Control and Termination of Employment

We have entered into change-in-control agreements with each of our Named Executive Officers because we believe that the occurrence, or potential occurrence, of a change-in-control transaction will create uncertainty and disruption during a critical transaction time for the Company. This uncertainty results from the fact that many change-in-control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage these executive officers to remain employed with the Company during an important transition time for the company, and when prospects for continued employment following the transaction are often uncertain, we provide these officers with enhanced severance benefits if their employment is actually or constructively terminated by us without cause in connection with a change-in-control. The benefits for the Named Executive Officers are generally determined as if they continued to remain employed for three years following their actual termination date.

We believe that the Named Executive Officers should receive change-in-control severance benefits only if their employment is constructively or actually terminated in connection with a change-in-control. Given that none of the Named Executive Officers have employment agreements that provide for fixed positions or duties or for a fixed base salary or actual or target annual incentive absent some form of constructive termination severance trigger, potential acquirers could constructively terminate a Named Executive Officer's employment and avoid paying any severance benefits at all (i.e., following a change-in-control, an acquirer could materially demote a Named Executive Officer, reduce his or her salary and eliminate his or her annual incentive opportunity to force the Named Executive Officer to terminate his or her own employment and thereby avoid paying severance). Because we believe that constructive terminations in connection with a change-in-control are conceptually the same as actual terminations, and because we believe that acquirers would otherwise have an incentive to constructively terminate Named Executive Officers to avoid paying severance, the Change-in-Control Agreements provide that the executive may terminate employment in connection with a change-in-control for stated "good reasons" that we believe would result, in those circumstances, in the constructive termination of the Named Executive Officer's employment.

We do not believe that Named Executive Officers should be entitled to receive their cash severance benefits merely because a change-in-control transaction occurs. The payment of cash severance benefits is only triggered by an actual or constructive termination of employment following a change-in-control transaction. However, as described following the table under "2006 Grants of Plan-Based Awards," outstanding options and other equity-based awards granted under our 2004 Long-Term Incentive Equity Plan (the "2004 Plan"), including those awards held by our Named Executive Officers, will generally accelerate on a change-in-control of the Company unless otherwise provided by the Board. Although this vesting will occur whether or not a Named Executive Officer's employment terminates, we believe it is appropriate and a standard market competitive practice to fully vest equity awards in these change-in-control situations and allow the award-holder to benefit from any gain under the award at the time of the transaction.

As part of their change-in-control severance benefits, Named Executive Officers are reimbursed for the excise taxes imposed on their severance payments and any other payments under Section 4999 of the Internal Revenue Code. We have provided the Named Executive Officers with a "gross-up" for any excise taxes that may be imposed because we determined the appropriate level of change-in-control severance payment for each Named Executive Officer without factoring in the adverse effects that may result from imposition of excise taxes. The excise tax gross-up is intended to make the Named Executive Officer whole for any adverse tax consequences they may become subject to under Section 4999 of the Internal Revenue Code.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally prohibits the Company from deducting certain compensation over $1 million paid to Named Executive Officers unless such compensation is based on performance objectives meeting certain criteria or is otherwise excluded from the limitation. The Company strives whenever possible to structure its compensation plans such that they are tax deductible and believes that a substantial portion of compensation paid under its current program (including the annual incentives and stock option grants described above) satisfies the requirements under Section 162(m). However, the Company reserves the right to design programs that recognize a full range of performance criteria important to its success, even where the compensation paid under such programs may not be deductible. For 2006, the Company believes that no portion of its tax deduction for compensation paid to its Named Executive Officers will be disallowed under Section 162(m).

COMPENSATION COMMITTEE REPORT[1]

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the four non-employee directors named at the end of this report, each of whom is independent as defined by the New York Stock Exchange listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this proxy statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in the Company's 2006 Annual Report on Form 10-K on file with the SEC.

Compensation Committee of the Board of Directors

Phyllis J. Campbell, Chairperson
Jessie J. Knight, Jr.
Dennis F. Madsen
John V. Rindlaub

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above were committee members during all of 2006. No member of the Compensation Committee is or has been a former or current executive officer of the Company or has had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee during the fiscal year ended December 31, 2006.

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(1) SEC filings sometimes "incorporate information by reference." This means the Company is referring you to information that has previously been filed with the SEC, and that this information should be considered as part of the filing you are reading. Unless the Company specifically states otherwise, this report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act or the Securities Exchange Act.

Proxy Statement

2006 SUMMARY COMPENSATION TABLE

The following table presents information regarding compensation of our principal executive officer, our principal financial officer and our three other most highly compensated executive officers for services rendered during 2006. These individuals are referred to as "Named Executive Officers" in this Proxy Statement.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3) (h)	All Other Compensation ($)(5) (i)	Total ($) (j)
William S. Ayer .... Chairman, President and CEO	2006	360,000	0	302,484	606,675	538,965	57,541	55,402	1,921,067
Bradley D. Tilden .... Executive Vice President/Finance and Chief Financial Officer	2006	260,000	0	130,554	151,486	233,531	49,450	69,389	894,410
Gregg A. Saretsky .... Executive Vice President/Marketing and Planning	2006	280,000	0	135,095	157,286	243,204	104,362	81,705	1,001,652
Kevin P. Finan .... Executive Vice President/Operations	2006	260,000	0	139,967	110,504	225,846	195,773	64,973	997,063
Jeffrey D. Pinneo(4) ...... President and CEO (Horizon Air Industries)	2006	237,000	0	117,593	142,786	209,995	30,202	60,917	798,493

(1) The amounts reported in Columns (e) and (f) of the table above reflect the aggregate dollar amounts recognized for stock awards and option awards, respectively, for financial statement reporting purposes with respect to 2006 (disregarding any estimate of forfeitures related to service-based vesting conditions). No stock awards or option awards granted to Named Executive Officers were forfeited during 2006. Detailed information about the amount recognized for specific awards is reported in the table under "Outstanding Equity Awards at Fiscal-Year End" below. For a discussion of the assumptions and methodologies used to value the awards reported in Column (e) and Column (f), please see the discussion of stock awards and option awards contained in Note 10 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2006 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference. For information about the stock awards and option awards granted to our Named Executive Officers for 2006, please see the discussion under "Grants of Plan-Based Awards" below.

(2) As described in the "Compensation Discussion and Analysis" section, the Company paid Performance-Based Pay plan incentive compensation to Named Executive Officers for 2006 based on the Company's achievement of above-target performance on four objective goals established by the Compensation Committee at the beginning of the year relative to safety, employee engagement, cost, and profitability. Further aligning Named Executive Compensation with stockholder value, the payments were paid in shares of common stock (other than the payment made to Mr. Pinneo), with the number of shares calculated by dividing the amount of the payment as determined under the Performance-Based Pay plan formula by $42.85 which represents the per-share closing price of our common stock on January 31, 2007, the date the shares were issued.

(3) The amount reported in Column (i) of the table above reflects the 2006 change in value of the Named Executive Officers' pensions from the Alaska Air Group, Inc. Retirement Plan for Salaried Employees and the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan, plus the 2006 total earnings from the Named Executive Officer's Nonqualified Deferred Compensation Plan.

(4) When Mr. Pinneo was elected President and CEO of Horizon Air in 2002, he was 100% vested under the Salaried Retirement Plan on account of prior service at Alaska. At that time, Horizon Air, which does not have a plan similar to the Salaried Retirement Plan, agreed to supplement his benefits to ensure that his retirement benefit will be equivalent to what he would have received had he been participating in the Salaried Retirement Plan during his tenure as President and CEO of Horizon Air.

(5) The following table presents detailed information on the types and amounts of compensation reported for the Named Executive Officers in Column (i) of the Summary Compensation Table, including the value of Company contributions to the Named Executive Officer's account under the Company's 401(k) plan, the value of Company-paid term life insurance premiums for the Named Executive Officer, and the value of personal benefits such as automobile expense, travel and gross-up payments for taxes attributable to these personal benefits:

Name	Company Contribution to 401(k) Account	Term Life Insurance Premiums and Taxes Paid	Automobile Expense	Travel Benefit and Taxes Paid
William S. Ayer	6,600	1,832	22,000	24,970
Bradley D. Tilden	6,600	987	18,100	43,702
Gregg A. Saretsky	6,600	996	18,175	55,934
Kevin P. Finan	6,600	2,283	17,664	38,426
Jeffrey D. Pinneo	14,916	1,140	16,890	27,971

Proxy Statement

Compensation of Named Executive Officers

The primary elements of each Named Executive Officer's total compensation reported in the table are base salary, an annual performance-based incentive opportunity, a long-term equity incentive opportunity consisting of nonqualified stock options and restricted stock units, an increase in accumulated retirement pension benefits and earnings on deferred compensation account balances. Named Executive Officers also earned the other benefits listed in Column (i) of the 2006 Summary Compensation Table on page 34, as further described in footnote (5) to the table.

The 2006 Summary Compensation Table on page 34 should be read in conjunction with the tables and narrative descriptions that follow. A description of the material terms of each Named Executive Officer's base salary and annual incentive opportunity is provided immediately following this paragraph. The 2006 Grants of Plan-Based Awards table and the accompanying description of the material terms of the stock options and stock unit awards granted provide information regarding the long-term equity incentives awarded to Named Executive Officers in 2006. The Outstanding Equity Awards at Fiscal Year End and 2006 Option Exercises and Stock Vested tables on pages 38-40 provide further information on the Named Executive Officers' potential realizable value and actual value realized with respect to their equity awards.

The 2006 Pension Benefits table on page 40 and the footnotes following it describe each Named Executive Officer's retirement benefits under our defined-benefit pension plans and a supplemental retirement plan. Similarly, the Non-Qualified Deferred Compensation table on page 42 and the related description of the material terms of our non-qualified deferred compensation plans provides a more complete picture of the potential future payments due to our Named Executive Officers. The discussion of the potential payments due upon a termination of employment or change-in-control that follows is intended to further explain the potential future payments that may become, payable to our Named Executive Officers under certain circumstances involving a change in control.

Description of Salary and Short-Term Incentive Amounts

We do not have employment agreements with our Named Executive Officers, and as a result the base salary and incentive amounts listed above are not fixed by contract. At the beginning of each fiscal year, the Compensation Committee sets the base salary for the Chief Executive Officer and approves the base salaries for each Named Executive Officer for the upcoming year. In making their determination, the Committee considers the factors discussed in the section titled "Base Salaries" on pages 28-29 of the Compensation Discussion and Analysis.

For 2006, each of our Named Executive Officers was eligible for an annual incentive award under the Company's Performance-Based Pay plan. (Under the SEC's new rules for disclosure of executive compensation, performance-based awards such as the incentives paid under this Performance-Based Pay plan are listed to as "non-equity incentive plan awards.") The Performance-Based Pay plan is administered by the Compensation Committee and provides officers and other non-union employees, as well as employees who are members of the Transport Workers Union, an opportunity to earn an award for that year based on the Company's performance relative to certain pre-established goals.

Awards under the Performance-Based Pay plan are generally payable in cash but may, if the Committee so determines, be payable in shares of our common stock awarded under our 2004 Plan. As noted above, with the exception of Mr. Pinneo, the Committee determined to pay all Named Executive Officers' 2006 incentive in fully vested shares of our common stock. Please see page 29 of the Compensation Discussion and Analysis above for more information concerning our Performance-Based Pay plan and the payments for 2006. Additional information concerning the threshold, target and maximum payouts for the 2006 year is reported in the table under "2006 Grants of Plan-Based Awards" below.

2006 GRANTS OF PLAN-BASED AWARDS

The following table presents information regarding the incentive awards granted to the Named Executive Officers for 2006. Each of the non-equity incentive plan awards reported in the table below was granted under our Performance-Based Pay plan. Each of the equity-based awards reported in the table below was granted under our 2004 Plan.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name (a)	Approval Date	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)(1) (l)
William S. Ayer	1/31/07	1/31/07	0	360,000	720,000	0	0	0	0	0	0	n/a
	9/13/06	9/13/06	0	0	0	0	0	0	0	37,300	37.96	705,309
	9/13/06	9/13/06	0	0	0	0	0	0	0	0	0	0
Bradley D. Tilden	1/31/07	1/31/07	0	260,000	520,000	0	0	0	0	0	0	n/a
	9/13/06	9/13/06	0	0	0	0	0	0	0	11,550	37.96	427,750
	9/13/06	9/13/06	0	0	0	0	0	0	5,300	0	0	0
Gregg A. Saretsky	1/31/07	1/31/07	0	280,000	560,000	0	0	0	0	0	0	n/a
	9/13/06	9/13/06	0	0	0	0	0	0	0	11,550	37.96	427,750
	9/13/06	9/13/06	0	0	0	0	0	0	5,300	0	0	0
Kevin P. Finan	1/31/07	1/31/07	0	260,000	520,000	0	0	0	0	0	0	n/a
	1/12/06(2)	1/26/06	0	0	0	0	0	0	1,000	0	0	0
	9/13/06	9/13/06	0	0	0	0	0	0	0	10,730	37.96	436,735
	9/13/06	9/13/06	0	0	0	0	0	0	4,920	0	0	0
Jeffrey D. Pinneo	1/31/07	1/31/07	0	237,000	474,000	0	0	0	0	0	0	n/a
	9/13/06	9/13/06	0	0	0	0	0	0	0	9,780	37.96	362,286
	9/13/06	9/13/06	0	0	0	0	0	0	4,490	0	0	0

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements and may or may not be representative of the value eventually realized by the executive. For a discussion of the assumptions and methodologies used to value the awards reported in Column (l), please see the discussion of stock awards and option awards contained in Note 10 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2006 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(2) This award was approved in conjunction with a promotion to the position of Executive Vice President/Operations on January 26, 2006. The Compensation Committee set Mr. Finan's compensation on January 12, 2006 and awarded a grant of stock units effective with his promotion date of January 26, 2006.

Description of Equity-Based Awards

Each of the equity-based awards reported in the Grants of Plan-Based Awards Table was granted under, and is subject to, the terms of the 2004 Plan. The 2004 Plan is administered by the Compensation Committee. The Committee has authority to interpret the plan provisions and make all required determinations under the plans. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provisions to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Unless otherwise provided by the Committee, awards granted under the 2004 Plan are generally only transferable to a beneficiary of a Named Executive Officer upon his death.

Options

Each option reported in Column (j) of the table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. For these purposes, and in accordance with the terms of the 2004 Plan and our option grant practices, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date.

Each option granted to our Named Executive Officers in 2006 is subject to a four-year vesting schedule, with 25% of the option vesting on each of the first four anniversaries of the grant date. If a Named Executive Officer's employment terminates for any reason other than due to his death, disability or retirement, the unvested portion of the option will immediately terminate. If the Named Executive Officer's employment is terminated as a result of the officer's death or disability, the option will immediately vest and become exercisable. If the Named Executive Officer's employment is terminated as a result of the officer's retirement, the option will continue to vest and become exercisable over the three-year period following the retirement date (subject to earlier termination at the end of the option's stated term). For these purposes, "retirement" generally means a termination of employment on or after attaining age 60, attaining age 55 with at least five years of service with the Company, or becoming entitled to commence benefits under a Company-sponsored defined benefit plan in which the officer participates. Unless otherwise provided by the Board of Directors, if there is a change-in-control of the Company, the options will generally become fully vested and exercisable.

Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to our Named Executive Officers in 2006 has a term of ten years. However, vested options may terminate earlier in connection with a termination of the officer's employment or a change-in-control of the Company.

The options granted to Named Executive Officers during 2006 do not include any dividend rights.

Restricted Stock Units

Column (i) of the table above reports awards of restricted stock units granted to our Named Executive Officers for 2006. Each restricted stock unit represents a contractual right to receive one share of our common stock. Restricted stock units granted to our Named Executive Officers for 2006 will generally vest in one installment on the third anniversary of the grant date, provided that the officer continues to be employed with the Company through that date. However, the restricted stock units will become fully vested if the Named Executive Officer's employment terminates due to the officer's death or disability. If the Named Executive Officer's employment terminates due to the officer's retirement, the restricted stock units will continue to vest for the three-year period following the retirement date. (See the description of "Options" above for the definition of "retirement.") Unless otherwise provided by the Board of Directors, the restricted stock units will also generally become fully vested upon a change-in-control of the Company.

The restricted stock units granted to Named Executive Officers during 2006 do not include any dividend rights.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table presents information regarding the outstanding equity awards held by each of our Named Executive Officers as of December 31, 2006, including the vesting dates for the portions of these awards that had not vested as of that date. This table also includes the amounts recognized for each of these awards for financial reporting purposes for 2006 as reflected in the Summary Compensation Table above. For purposes of clarity, awards that were not outstanding as of December 31, 2006 but that were recognized for financial reporting purposes for 2006 have also been included in the table below. Additional information on these awards is presented in the table under "2006 Option Exercises and Stock Vested" below.

	Option Awards						Stock Awards			
Name (a)	Option Grant Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Allocable Financial Charge Recognized for 2006 ($) (g)	Award Grant Date (h)	Number of Shares or Units of Stock That Have Not Vested (#) (i)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (j)	Allocable Financial Charge Recognized for 2006 ($) (k)
William S. Ayer	12/19/97	17,600	0	35.25	12/19/07	0				
	5/7/98	24,100	0	47.125	5/7/08	0				
	5/25/99	33,100	0	39.6875	5/25/09	0				
	1/25/00	40,100	0	30.50	1/25/10	0				
	1/30/01	41,900	0	31.80	1/30/11	0				
	11/12/01	39,000	0	25.20	11/12/11	0				
	1/30/02	75,000	0	30.89	1/30/12	19,557				
	5/31/02	75,000	0	27.85	5/31/12	101,994				
	2/11/03	41,250	13,750(2)	18.76	2/11/13	100,603				
	3/1/04	15,350	15,350(3)	26.10	3/1/14	100,476				
	11/17/04	10,000	10,000(4)	28.85	11/17/14	65,500				
							11/17/04	15,400(4)	608,300	148,924
	8/30/05	11,525	34,575(6)	32.96	8/30/15	165,543				
							8/30/05	14,000(6)	553,000	153,561
	9/13/06	0	37,300(7)	27.96	9/13/16	53,002				
Totals		423,925	110,975			606,675		29,400	1,161,300	302,485
Bradley D. Tilden	12/19/97	2,600	0	35.25	12/19/07	0				
	5/7/98	4,100	0	47.125	5/7/08	0				
	5/25/99	8,400	0	39.6875	5/25/09	0				
	1/25/00	11,600	0	30.50	1/25/10	0				
	1/30/01	13,000	0	31.80	1/30/11	0				
	11/12/01	15,600	0	25.20	11/12/11	0				
	5/31/02	30,000	0	27.85	5/31/12	26,152				
	2/11/03	10,000	5,000(2)	18.76	2/11/13	26,445				
	3/1/04	6,450	6,450(3)	26.10	3/1/14	36,154				
							11/17/04	5,350(4)	211,325	51,728
							8/30/05	5,350(6)	211,325	58,669
	8/30/05	3,225	9,675(6)	32.96	8/30/15	46,321				
	9/13/06	0	11,550(7)	37.96	9/13/06	16,413				
							9/13/06	5,300(7)	209,350	20,157
Totals		104,975	32,675			151,485		16,000	632,000	130,554
Gregg A. Saretsky	3/15/98	10,000	0	57.3125	3/15/08	0				
	5/7/98	8,000	0	47.125	5/7/08	0				
	5/25/99	11,200	0	39.6875	5/25/09	0				
	1/25/00	13,600	0	30.50	1/25/10	0				
	1/30/01	15,500	0	31.80	1/30/11	0				
	11/12/01	10,800	0	25.20	11/12/11	0				
	5/31/02	30,000	0	27.85	5/31/12	26,153				
	2/11/03	2	5,200(2)	18.76	2/11/13	27,503				
	3/1/04	6,750	6,750(3)	26.10	3/1/14	38,738				
							11/17/04	5,570(4)	220,015	53,863
							8/30/05	5,570(6)	220,015	61,075
	8/30/05	3,375	10,125(6)	32.96	8/30/15	48,480				
	9/13/06	0	11,550(7)	37.96	9/13/16	16,413				
							9/13/06	5,300(7)	209,350	20,157
Totals		109,227	33,625			157,287		16,440	649,380	135,095

Name (a)	Option Grant Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Allocable Financial Charge Recognized for 2006 ($) (g)	Award Grant Date (h)	Number of Shares or Units of Stock That Have Not Vested (#) (i)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (j)	Allocable Financial Charge Recognized for 2006 ($) (k)
	Option Awards						Stock Awards			
Kevin P. Finan	7/26/00	14,500	0	28.56	7/26/10	0				
	1/30/01	14,800	0	31.80	1/30/11	0				
	11/12/01	17,700	0	25.20	11/12/11	0				
	2/11/03	4,425	4,425(2)	18.76	2/11/13	38,055				
	3/1/04	4,400	4,400(3)	26.10	3/1/14	25,608				
							11/10/04	3,880(5)	153,260	36,255
							8/30/05	6,880(6)	271,760	75,445
	8/30/05	2,200	6,600(6)	32.96	8/30/15	31,600				
							1/26/06	1,000	39,500	9,554
	9/13/06	0	10,730(7)	37.96	9/13/16	15,241				
							9/13/06	4,920(7)	194,340	18,714
Totals		58,025	26,155			110,504		16,680	658,860	139,968
Jeffrey D. Pinneo	5/7/98	3,000	0	47.125	5/7/08	0				
	5/25/99	3,900	0	39.6875	5/25/09	0				
	1/25/00	4,700	0	30.50	1/25/10	0				
	1/30/01	6,000	0	31.80	1/30/11	0				
	11/12/01	2,700	0	25.20	11/12/11	0				
	5/31/02	30,000	0	30.89	5/31/12	40,800				
	2/11/03	7,000	5,000(2)	18.76	2/11/13	19,264				
	3/1/04	5,400	5,400(3)	26.10	3/1/14	30,043				
							11/17/04	4,870(4)	192,365	47,083
							8/30/05	4,870(6)	192,365	53,428
	8/30/05	2,700	8,100(6)	32.96	8/30/15	38,781				
	9/13/06	0	9,780(7)	37.96	9/13/16	13,898				
							9/13/06	4,490(7)	177,355	17,082
Totals		65,400	28,280			142,786		14,230	562,085	117,593

(1) The dollar amounts shown in Column (j) are determined by multiplying the number of shares or units reported in Column (i) by $39.50 (the closing price of our common stock on the last trading day of fiscal 2006).

(2) The options unexercisable under the 2/11/03 grant will become fully vested on 2/11/07.

(3) The options unexercisable under the 3/1/04 grant will become vested as follows: Mr. Ayer — 7,675 on 3/1/07 and 7,675 on 3/1/08; Mr. Tilden - 3,225 on 3/1/07 and 3,225 on 3/1/08; Mr. Saretsky - 3,375 on 3/1/07 and 3,375 on 3/1/08; Mr. Finan — 2,200 on 3/1/07 and 2,200 on 3/1/08; and Mr. Pinneo — 2,700 on 3/1/07 and 2,700 3/1/08.

(4) The RSUs awarded on 11/17/04 will become fully vested on 11/10/07. The options granted to Mr. Ayer on 11/17/04 will become vested as follows: 5,000 on 11/17/07 and 5,000 on 11/17/08.

(5) The RSUs awarded on 11/10/04 will become fully vested on 11/10/07.

(6) The RSUs awarded on 8/30/05 will become fully vested on 8/30/08. The options unexercisable under the 8/30/05 grant will become vested as follows: Mr. Ayer — 11,525 on 8/30/07, 11,525 on 8/30/08 and 11,525 on 8/30/09; Mr. Tilden — 3,225 on 8/30/07, 3,225 on 8/30/08 and 3,225 on 8/30/09; Mr. Saretsky — 3,375 on 8/30/07, 3,375 on 8/30/08, and 3,375 on 8/30/09; Mr. Finan — 2,200 on 8/30/07, 2,200 on 8/30/08 and 2,200 on 8/30/09; and Mr. Pinneo — 2,700 on 8/30/07, 2,700 on 8/30/08 and 2,700 on 8/30/09.

(7) The RSUs awarded on 9/13/06 will become fully vested on 9/13/09. The options unexercisable under the 9/13/06 grant will become vested as follows: Mr. Ayer — 9,325 on 9/13/07, 9,325 on 9/13/08, 9,325 on 9/13/09 and 9,325 on 9/13/10; Mr. Tilden — 2,887 on 9/13/07, 2,888 on 9/13/08, 2,887 on 9/13/09 and 2,888 on 9/13/10; Mr. Saretsky — 2,887 on 9/13/07, 2,888 on 9/13/08, 2,887 on 9/13/09 and 2,888 on 9/13/10; Mr. Finan — 2,682 on 9/13/07, 2,683 on 9/13/08, 2,682 on 9/13/09 and 2,683 on 9/13/10; and Mr. Pinneo — 2,445 on 9/13/07, 2,445 on 9/13/08, 2,445 on 9/13/09 and 2,445 on 9/13/10.

Proxy Statement

2006 OPTION EXERCISES AND STOCK VESTED

The following table presents information regarding the exercise of stock options by Named Executive Officers during 2006, and on the vesting during 2006 of other stock awards previously granted to the Named Executive Officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
William S. Ayer(2)	10,800	154,440	0	0
Bradley D. Tilden	4,000	80,960	0	0
Gregg A. Saretsky	15,200	254,020	0	0
Kevin P. Finan	0	0	0	0
Jeffrey D. Pinneo	8,800	164,310	0	0

(1) The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of our common stock to which the exercise of the option related, by (ii) the difference between the per-share closing price of our common stock on the date of exercise and the exercise price of the options.

(2) Mr. Ayer exercised these options just prior to expiration and continues to hold the shares.

2006 PENSION BENEFITS

The following table presents information regarding the present value of accumulated benefits that may become payable to the Named Executive Officers under our qualified and nonqualified defined-benefit pension plans.

Name (a)	Plan Name (b)	Number of Years Credited Service (#)(1) (c)	Present Value of Accumulated Benefit ($)(1) (d)	Payments During Last Fiscal Year ($) (e)
William S. Ayer	Salaried Retirement Plan	11.308	320,655	0
	Supplemental Plan	11.398	1,576,642	
Bradley D. Tilden	Salaried Retirement Plan	15.844	321,244	0
	Supplemental Plan	7.919	439,900	
Gregg A. Saretsky	Salaried Retirement Plan	8.771	188,061	0
	Supplemental Plan	8.771	484,521	
Kevin P. Finan	Salaried Retirement Plan	19.230	771,986	0
	Supplemental Plan	6.430	881,370	
Jeffrey D. Pinneo(2)	Salaried Retirement Plan	3.816	16,736	0
	Supplemental Plan	4.920	133,043	

(1) The years of credited service and present value of accumulated benefits shown in the table above are presented as of December 31, 2006 assuming that each Named Executive Officer retires at normal retirement age and that benefits are paid out in accordance with the terms of each plan described below. For a description of the material assumptions used to calculate the present value of accumulated benefits shown above, please see Note 9 (Employee Benefits Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2006 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(2) When Mr. Pinneo was elected President and CEO of Horizon Air in 2002, he was 100% vested under the Salaried Retirement Plan (as defined below) on account of prior service at Alaska. At that time, Horizon Air, which does not have a plan similar to the Salaried Retirement Plan, agreed to supplement his benefits to ensure that his retirement benefit will be equivalent to what he would have received had he been participating in the Salaried Retirement Plan during his tenure as President and CEO of Horizon Air.

Pension and Other Retirement Plans

The Company maintains two primary defined benefit pension plans covering the Named Executive Officers. The Alaska Air Group, Inc. Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") is our qualified defined benefit employee retirement plan, and the Named Executive Officers participate in this plan on the same general terms as our other eligible employees. However, due to limitations imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined benefit plan, the pension benefits that would otherwise be payable to the Named Executive Officers under the Salaried Retirement Plan's benefit formula are required to be limited. The Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan") is an unfunded defined benefit plan designed to permit Named Executive Officers and other officers to receive the full amount of benefits that would be paid under the Salaried Retirement Plan but for the limitations imposed by ERISA and the Internal Revenue Code and to provide supplemental retirement benefits. The material terms of the Salaried Retirement Plan and the Supplementary Retirement Plan are described below.

Salaried Retirement Plan

The Salaried Retirement Plan is a tax-qualified, defined-benefit retirement plan for salaried Alaska Airlines employees hired prior to April 1, 2003, in which all of the Named Executive Officers participate. Each of our Named Executive Officers is fully vested in his accrued benefits under the Salaried Retirement Plan. Benefits payable under the Salaried Retirement Plan are generally based on years of credited service with the Company and its affiliates and final average base salary for the five highest complete and consecutive calendar years of an employee's last ten years of service. The annual retirement benefit at age 62 (normal retirement age under the Salaried Retirement Plan) is equal to 2% of the employee's final average base salary times years of credited service. Annual benefits are computed on a straight life annuity basis beginning at normal retirement age. Benefits under the Salaried Retirement Plan are not subject to offset for Social Security benefits.

The tax law limits the compensation on which annual retirement benefits are based. For 2006, this limit was $220,000. The tax law also limits the annual benefits that may be paid from a tax-qualified retirement plan. For 2006, this limit on annual benefits was $175,000. To the extent the retirement benefits of our Named Executive Officers and certain other employees under the Salaried Retirement Plan exceed these limits, the excess benefits may be paid under the Supplementary Retirement Plan as described below.

Supplementary Retirement Plan

In addition to the benefits described above, the Named Executive Officers are eligible to receive retirement benefits under the Supplementary Retirement Plan. The Supplementary Retirement Plan is a nonqualified, unfunded, noncontributory defined-benefit plan. Normal retirement benefits are payable once the officer reaches age 60. Benefits are calculated as a monthly amount on a straight life annuity basis. In general, the monthly benefit is determined as a percentage (between 50% to 75% of a participant's final average monthly base salary) with the percentage determined based on both the officer's length of service with the Company and length of service as an elected officer. This benefit amount is subject to offset by the amount of the officer's Social Security benefits and the amount of benefits paid under the Salaried Retirement Plan to the extent such benefits were accrued after the officer became a participant in the Supplementary Retirement Plan. (There is no offset for any Salaried Retirement Plan benefits accrued for service before the officer became a participant in the Supplementary Retirement Plan.)

Participants in the Supplementary Retirement Plan become fully vested in their benefits under the plan upon attaining age 50 and completing 10 years of service as an elected officer. Plan benefits will also become fully vested upon a change of control of the Company or a termination of the participant's employment due to death or disability.

Proxy Statement

2006 NONQUALIFIED DEFERRED COMPENSATION

The following table presents information regarding the contributions to and earnings on the Named Executive Officers' balances under the Company's nonqualified defined contribution plans during 2006, and also shows the total deferred amounts for the Named Executive Officers as of December 31, 2006.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)(1) (f)
William S. Ayer	0	0	14,156	11,342	231,340
Bradley D. Tilden	0	0	802	51,912	0
Gregg A. Saretsky	0	0	3,165	5,407	50,997
Kevin P. Finan	0	0	2,445	0	40,465
Jeffrey D. Pinneo	0	0	531	907	8,555

(1) Under the Deferred Compensation Plan, the Named Executive Officers and other key employees may elect to receive a portion of some or all of their Performance-Based Pay awards on a deferred basis. We do not make any matching or other contributions to any employee's account under this plan. For 2006, amounts deferred under the Deferred Compensation Plan were credited with interest at a rate of 6.25%. This rate (as in prior years) is based on the mean between the high and the low rates during the first 11 months of the preceding year of yields of Ba2-rated industrial bonds as determined by the plan administrator (rounded to the nearest one-quarter of one percent). Beginning in 2007, participants under the plan will have the opportunity to elect among the investment funds offered under our 401(k) plan for purposes of determining the return on their plan accounts. Alternatively, participants may allocate some or all of their plan account to an interest-bearing option with a rate equal to the yield on a Moody's index of Ba2-rated industrial bonds as of November of the preceding year, rounded to the nearest one-quarter of one percent. Subject to applicable tax laws, amounts deferred under the plan are generally distributed on termination of the participant's employment, although participants may elect an earlier distribution date and/or may elect payment in a lump sum or installments. Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is included as compensation for each Named Executive Officer in Column (h) of the Summary Compensation Table. Total earnings for each Named Executive Officer listed in Column (d) above were also included as earnings in the Summary Compensation Table.

POTENTIAL PAYMENTS UPON CHANGE-IN-CONTROL

We do not have employment or severance contracts in place with our Named Executive Officers. We do have Change-in-Control Agreements with each of our Named Executive Officers. Under these agreements, if a change of control (as defined in the agreement) occurs, a three-year "employment period" would go into effect. During the employment period, the executive would be entitled to:

- receive the highest monthly salary the executive received at any time during the 12-month period preceding the change of control;
- receive an annual incentive payment equal to the higher of the executive's target Performance-Based Pay plan incentive or the average of his annual incentive payments for the three years preceding the year in which the change of control occurs;
- continue to accrue age and service credit under our defined benefit retirement plan; and
- participate in fringe benefit programs that are at least as favorable as those in which the executive was participating prior to the change of control.

If the Named Executive Officer's employment is terminated by the Company without cause or by the executive for good reason (as those terms are defined in the agreement) during the employment period (or, in certain circumstances, if such a termination occurs prior to and in connection with a change in control), the executive would be entitled to receive a lump sum payment equal to the value of the payments and benefits identified above that the executive would have received had he continued to be employed for the entire employment period. In the event that the executive's benefits under the agreement are subject to the excise tax imposed under Section 280G of the Internal Revenue Code, the Company will make a tax payment to the executive so that the net amount of such payment (after taxes) he receives is sufficient to pay the excise tax due.

In addition, as noted above, the executive's unvested benefits under our Supplemental Retirement Plan and, unless two-thirds of our Board determines otherwise, outstanding and unvested stock options and restricted stock unit grants will generally become vested on a change-in-control. The outstanding equity awards held by each of our Named Executive Officers as of December 31, 2006 are described above under "Outstanding Equity Awards at Fiscal Year End" and each officer's accrued benefits under our retirement plans are described above under "2006 Pension Benefits."

In the table below, we have estimated the potential cost to us of the payments and benefits each Named Executive Officer would have received if his employment had terminated under the circumstances described above on December 31, 2006. As described above, the amount an executive would be entitled to receive would be reduced pro-rata for any period the executive actually worked during the employment period.

	Cash Severance(1)	Enhanced Retirement Benefit(2)	Benefit Continuation(3)	Equity Acceleration(4)	Excise Tax Gross-up(5)	Total
William S. Ayer	2,400,000	111,600	229,200	2,042,200	1,212,000	$5,995,000
Bradley D. Tilden	1,344,000	732,500	225,700	903,200	818,000	$4,023,400
Gregg A. Saretsky	1,344,000	678,300	270,100	931,700	751,000	$3,975,100
Kevin P. Finan	1,248,000	798,300	220,900	869,300	725,800	$3,862,300
Jeffrey D. Pinneo	1,137,600	1,027,200	133,100	806,200	821,400	$3,925,500

(1) Represents the amount obtained by multiplying three by the sum of the executive's highest rate of base salary during the preceding 12 months and the higher of the executive's target incentive or his average incentive for the three preceding years.

(2) Represents the sum of (a) the actuarial equivalent of an additional three years of age and service credit under our non-qualified retirement plan using the executive's highest 12-month salary and higher of target or three-year average incentive, (b) the present value of the accrued but unvested portion of the non-qualified retirement benefits that would vest upon a change of control, and (c) the matching contribution the executive would have received under our qualified defined contribution plan had the executive continued to contribute the maximum allowable amount during the employment period.

(3) Represents the estimated cost of (a) three years of premiums under our medical, dental, life, disability, and accidental death insurance programs and (b) three years of continued participation in fringe benefit programs.

(4) Represents the "in-the-money" value of unvested stock options and the face value of unvested restricted stock awards that would vest upon a change of control based on a stock price of $39.50 (the closing price of our stock on the last trading day of fiscal 2006).

(5) For purposes of this calculation, we have assumed that the executive's outstanding stock options would be assumed by the acquiring company pursuant to a change of control.

This calculation is an estimate for proxy disclosure purposes only. Payments on an actual change-in-control may differ based on factors such as transaction price, timing of employment termination and payments, methodology for valuing stock options, changes in compensation, and reasonable compensation analyses.

SHAREHOLDER PROPOSAL NO. 2

REIMBURSEMENT FOR SHORT-SLATE PROXY CONTESTS

Proposalist Bill Davidge, a Horizon Air aircraft mechanic, has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2007 Annual Meeting. Mr. Davidge's address is 51459 EM Watts Road, Scappose, OR 97056, and Mr. Davidge owns 1,847 shares of the Company's common stock.

RESOLVED, that shareholders of the Alaska Air Group, Inc. urge the board of directors (the "Board") to initiate the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and/or bylaws) to provide procedures for the reimbursement of the reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs (collectively, "Expenses"), incurred by a shareholder or group of shareholders (in each case, a "Nominator") in a contested election of directors, provided that:

(a) the election of fewer than 50% of the directors to be elected is contested;

(b) the amount of the reimbursement shall not exceed the amount determined by the following formula:

- (i) if any candidate nominated by the Nominator is elected to the Board, 100% of the Nominator's Expenses shall be reimbursed;
- (ii) if no such candidate is elected, the Reimbursable Percentage shall be determined by:
  - (A) dividing the highest number of votes received by an unelected candidate nominated by the Nominator by the lowest number of votes received by an elected candidate, and
  - (B) multiplying the Reimbursable Percentage by the Expenses; provided, however, that if the Reimbursable Percentage is less than 30%, no Expenses shall be reimbursed.

(c) the bylaw shall not apply if shareholders are permitted to cumulate their votes for directors, and

(d) the bylaw shall apply only to contested elections commenced after the bylaw's adoption.

Vote Yes on No. 2

MANAGEMENT RESPONSE TO SHAREHOLDER PROPOSAL 2:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 2 FOR THE FOLLOWING REASONS:

This Proposal would require the Company to unnecessarily incur increased costs in order to promote the special interest candidates of a minority of stockholders. The Company does not believe that using corporate assets to subsidize or fully finance campaigns by special interest candidates is in the interest of the Company and its stockholders. In light of the robust process already in place to ensure qualified directors are selected, the Company believes that such reimbursement is an unnecessary and imprudent use of financial and human resources that does not serve the best interests of the Company and stockholders as a whole.

The costs of a contest for a seat on a public company's board can be substantial, including printing and mailing a proxy statement, advertising expenses and legal fees. By forcing management to earmark corporate assets to encourage minority campaigns, the proposal would eliminate management's discretion to allocate those same Company funds to more productive uses that would enhance stockholder value.

Requiring all of the stockholders to subsidize the solicitation expenses of dissident candidates would also encourage divisive director elections, and could transform every director election into a proxy contest. This in turn would require the Company to incur additional expenses and further divert human resources to these contests. In general, the Board believes that such dissident candidates are likely to represent the interests of only a narrow minority, rather than the Company and stockholders as a whole, and are less likely to work in a collegial manner to advance the best interests of the Company and stockholders as a whole. To impose upon the Company the obligation to pay for the campaigns of dissident candidates, regardless of the suitability of these candidates or the current composition of the Board, would not represent good governance and would do little to further the Board's goal of creating long-term stockholder value.

Moreover, stockholders are already able to recommend their own candidates to be nominated by the Governance and Nominating Committee or can nominate director candidates independently and solicit proxies. The Governance and Nominating Committee regularly screens the qualifications of persons suggested by stockholders and others as potential directors in order to determine whether such potential candidates have the qualifications to serve the best interests of the Company and stockholders as a whole. Under the Company's Corporate Governance Guidelines, the Governance and Nominating Committee is charged with assessing the relevant experience, intelligence, independence, commitment, ability to work with the CEO and within the Board culture, prominence, diversity, age, understanding of the Company's business, and other factors deemed relevant. In addition to this nomination procedure, the Bylaws of the Company already permit stockholders to nominate director candidates to the Board and to solicit proxies in favor of their candidates. From time to time, stockholders in the past have run and financed such campaigns on their own.

In light of the robust procedures in place for nominating directors, requiring the Company to fund the campaigns of dissident candidates is unnecessary and costly in terms of financial and human resources, and is not in the best interests of the Company and its stockholders.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 2.

Proxy Statement

SHAREHOLDER PROPOSAL NO. 3

CUMULATIVE VOTING PROPOSAL

Proposalist Brian Stromberg has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2007 annual meeting. Mr. Stromberg's address is 1110 NW 21st Avenue, Battle Ground, WA 98604, and Mr. Stromberg owns 57 shares of the Company's common stock.

RESOLVED, that the initiate in 2007 the appropriate process to amend our company's governance documents (certificate of incorporation and/or bylaws) to ensure that cumulative voting is permitted to elect director nominees to the board.

Cumulative voting offers an alternative to the traditional voting system used to elect corporate board of directors, In a cumulative voting system, the number of votes available to a shareholder is equal to the number of shares held, multiplied by the number of positions up for election. Shareholders may split votes between the candidates as they see fit or may even reserve such "cumulated" votes for a single candidate, For instance, in an election for a five-seat body, voters could choose to give one vote each to five candidates, two votes to one candidate and three to another, or all five votes to a single candidate. By using cumulative voting, minority shareholders gain a greater opportunity to have the board of directors accountable to all shareholders rather than a narrow majority. The AAG current majority voting system is simply a veto action. It only gives shareholders the right to reject a board's nominee. The board then gets to replace the candidate with another nominee of their choosing. Cumulative voting is proactive corporate governance that allows shareholders to elect a candidate(s) independent of management. Under the current system, the entire board of directors is generally only accountable to 51% of the shareholders or those with vast shares of stock. Giving a voice to stockholders whose holdings are sufficient to elect at least one but not all the directors preserves the right of the majority to control the corporation while at the same time increasing accountability and allowing other perspectives to be heard in the boardroom.

Structural reforms are necessary to protect the average shareholder- This has been made evident in recent prominent cases including Enron, Tyco, and WorldCom, Cumulative voting is practiced at companies around the world including Sears-Roebuck and Company, Hewlett-Packard, and Toys'R' Us. CalPERS, Parnassus Investments, Calvert and PAX World Fund all generally advocate for the adoption of cumulative voting for the election of directors. Cumulative voting is allowed under Delaware General Corporation Law Title 8, Chapter 1, Subchapter VII, Section 214.

As a minority shareholder (connected with other stakeholders working to create wealth for everyone connected to our business) I believe it is only right that we are empowered with a tool which would broaden the perspective of our board, particularly in encouraging directors independent of management and representative of all shareholders. In 2004 the AAG board of directors chose to ignore a recommendation on this topic that won 62% of the vote, Please vote YES on No. 3 Cumulative Voting to amend our company governance documents to ensure that cumulative voting is utilized to elect director nominees to the board.

MANAGEMENT RESPONSE TO SHAREHOLDER PROPOSAL 3:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 3 FOR THE FOLLOWING REASONS:

The possibility of factionalism that cumulative voting presents is one factor in the trend against its adoption and, in fact, a substantial majority of public companies have eliminated cumulative voting.

The Board opposes the Proposal because it believes that each of its directors should have the support of stockholders as a whole. Implementing a new system of cumulative voting would mean that each of its directors may no longer have general support from stockholders, and is not in the best interest of stockholders.

The Board believes that directors should be elected through a system that assures that directors will represent the interests of all stockholders, not just those of particular groups. Currently all of our directors have been elected by a majority of shares voted. Cumulative voting could enable individual stockholders or groups of stockholders with less than a majority of the shares to pool their votes to elect directors concerned with advancing the positions of the narrow group responsible for their election. The Board believes this potential conflict between a director's fiduciary duty to represent all of the Company's stockholders and an allegiance to a special interest group could threaten the integrity and efficiency with which the Board discharges its duties. In addition, the Board believes that the support by directors of the special interests of the constituencies that elected them could create partisanship and divisiveness among Board members and impair the Board's ability to operate effectively as a governing body, to the detriment of all the Company's stockholders.

Moreover, in March 2006, the Board adopted a majority voting policy requiring nominees under which directors must receive a majority of the votes cast in uncontested elections. In any non-contested election of directors, any director nominee who receives a greater number of votes "withheld from his or her election than votes "for" such election shall immediately tender his or her resignation. The Board is then required to act on the recommendation of the Governance and Nominating Committee on whether to accept or reject the resignation, or whether other action should be taken.

Majority voting for directors has been widely supported by commentators, and has received high stockholder support when presented in the form of a stockholder proposals. Many supporters of majority voting do not, however, support cumulative voting in combination with majority voting because of the risk that the combination could be destabilizing and imprudent. For example, Institutional Shareholder Services has taken the general position that it recommends voting against cumulative voting proposals for Companies that have adopted majority voting thresholds for directors.

The Board believes that the Company's current system of electing directors, which is similar to that of most major publicly-traded corporations and which entitles each share to one vote for each nominee, will continue to work successfully in the future, as it has in the past. Eleven of the twelve members of the Board are independent non-management directors and all directors have been elected by a majority of shares voted. The Board believes that this structure is the most effective means to ensure that the Board will continue to exercise independent judgment and remain accountable to all of the Company's stockholders, rather than to a particular group.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 3.

Proxy Statement

SHAREHOLDER PROPOSAL NO. 4

BOARD CHAIRMAN AND CEO

Proposalist Brian Hollister, a Horizon Air Captain, has notified the Alaska Air Group, Inc. ("AAG") that he intends to present the following proposal at the 2007 Annual Meeting. Mr. Hollister's address is 1211 SE Ellsworth Road #94, Vancouver, WA 98664, and Mr. Hollister owns 132 shares of the Company's common stock.

RESOLVED, that the shareholders urge the Board of Directors to initiate the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and/or bylaws) to require that, subject to any presently existing contractual obligations of the Company, an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

SUPPORTING STATEMENT

In AAG's proxy statement filed on April 14, 2006, the Company states that The Board of Directors performs a number of functions for AAG and its shareholders, including:

- Overseeing the management of the company on your behalf;
- Reviewing AAG's long-term strategic plans;
- Exercising direct decision-making authority in key areas;
- Selecting the CEO and evaluating the CEO's performance; and
- Reviewing development and succession plans for AAG's top executives

Proponent believes that separation of the roles of Chairman of the Board and the CEO will provide greater accountability of management to the shareholders, and provide more independent oversight of management, including the CEO, by the Board of Directors.

Corporate governance experts have questioned how one person serving as both Chairman of the Board and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors' Blue Ribbon Commission on Directors' Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." AAG itself states that one of the Board's responsibilities is "selecting the CEO and evaluating the CEO's performance." Proponent believes that this responsibility would be best served if the CEO, whose authority is set and whose performance is evaluated by the Board of Directors, is not a member of that Board. Proponent further believes that the concern for the Board's ability to independently evaluate the performance of the CEO is particularly compromised if the individual serving as CEO is also the Chairman of the very Board that is charged with evaluating his or her performance.

Proponent believes that the independence of the Board of Directors would best be ensured if the office of CEO remains independent of the Board, the body that is responsible for overseeing management, and that the position of Chairman of the Board be held by an independent director, a non employee of the AAG.

Vote "YES" on this Proposal No. 4 to support Board independence!

For further information, see www.votepal.com

MANAGEMENT RESPONSE TO SHAREHOLDER PROPOSAL 4:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 4 FOR THE FOLLOWING REASONS:

At the current time, the Board, like most other public companies, believes that having the CEO serve as Chairman provides clear and effective leadership. In fact, only 6% of the 100 largest companies mandate a separation of the CEO and Chairman.

The Board believes that this Proposal is unnecessary and is not in the best interest of the Company and its stockholders because it would eliminate the flexibility of the Board to determine the best director to serve as Chairman of the Board. The Proposal would eliminate the option of choosing a CEO or other member of management to serve as Chairman of the Board now or at any time in the future. Restricting the business judgment of the Board as to who is the best candidate to serve as Chairman at any given point in time would be detrimental to stockholders.

The Proposal is unnecessary because independent directors already set the compensation of the CEO, review the performance of the CEO, directly oversee senior executive compensation, nominate and evaluate directors, and directly oversee other critical matters such as the integrity of the Company's financial statements. Eleven of the Board's twelve directors, and every member of the Board's Audit Committee, Compensation Committee, Governance and Nominating Committee and Safety Committee, are non-management directors of the Company that meet the NYSE requirements for independence. Independent non-management directors also meet in executive session without the CEO at least quarterly. In addition, the Board has appointed an independent Lead Director, whose responsibilities include approval of all Board agendas, presiding at periodic executive sessions of independent directors, leading the independent directors' annual evaluation of the CEO, discussing any proposed changes to committee assignments with each affected director annually in advance of the committee making its committee recommendations to the Board, and performing such other functions and responsibilities as requested by the Board from time to time.

Independent oversight is provided by the composition of the Board itself, role of the Board's presiding independent director and the independent composition of the Board's Audit Committee, Compensation Committee, Governance and Nominating Committee and Safety Committee. If the Board determines in the future that it would be appropriate to separate the roles of Chairman and CEO, it already has that flexibility.

For the reasons above, the Board believes that the Proposal is unnecessary and imposes a restriction on the exercise of the Board's business judgment which is not in the best interest of the Company and its stockholders.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 4.

SHAREHOLDER PROPOSAL NO. 5

SPECIAL SHAREHOLDER MEETINGS

Proxy Statement

Proposalist Terry Dayton, a Horizon Air communications agent, has notified the Alaska Air Group, Inc. ("AAG") that he intends to present the following proposal at the 2007 Annual Meeting. Mr. Dayton's address is 10510 East 6th Avenue, Spokane, WA 99206, and Mr. Dayton owns 463 shares of the Company's common stock.

RESOLVED, that the shareholders urge the Board of Directors to initiate the appropriate process n 2007 to amend the company's governance documents (certificate of incorporation and/or bylaws) to require that holders of at least 10% to 25% of the outstanding common stock are empowered with the authority to call a special shareholder meeting.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our governance documents to establish a process by which holders of 10% to 25% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, a 10% to 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System and the Connecticut Retirement Plans and also favor preserving this right, Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2006 JPM annual meeting.

Vote YES on Proposal No. 5 to established the right of stockholders to call special meetings.

MANAGEMENT RESPONSE TO SHAREHOLDER PROPOSAL NO. 5:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 5 FOR THE FOLLOWING REASONS:

The Board believes that it is not in the interest of the Company and its stockholders to incur the financial and administrative expense and business disruption that would result from enabling a minority of stockholders to call stockholder meetings for any reason, at any time and as frequently as they choose.

The Board's annual meeting of stockholders already provides ample opportunity to raise appropriate matters. Stockholders have frequently used the stockholder meetings to have their concerns communicated to the whole of the Company's stockholders, including through proposals such as this Proposal. For those extraordinary circumstances where a matter cannot wait until the next annual meeting, the Company's Bylaws, consistent with Delaware law, permit a majority of Directors or a Chairman of the Board to call a special meeting. The Board, rather than a group of minority stockholders, is best positioned to determine when it is in the interest of the stockholders as a whole to incur the extraordinary financial and administrative expense of holding a special meeting.

Allowing minority groups of stockholders to call meetings at will could also create major confusion. Different groups of stockholders could call meetings at any time on various matters. This could lead to significant confusion among the majority of the stockholders because stockholders would receive materials from multiple groups of stockholders at various points throughout the year requesting votes on a range of issues, some of which may be in part duplicative, rather than through the streamlined annual meeting process currently in place. Constant solicitation could lead to a chaotic rather than orderly conduct of corporate affairs, and may annoy the majority of stockholders and lead to less overall participation by stockholders of the Company in important matters.

Constant solicitation would also impose significant administrative and financial burdens on the Company. Special meetings are costly in terms of both time and money. Each stockholder of record would be entitled to notice of, and to receive proxy materials for, every special meeting. This would involve legal, printing, postage and other expenses, in addition to those costs normally associated with the Board's annual meeting. These costs would arise every time there was a new solicitation. In addition, preparing for a stockholder meeting requires significant attention from management and other employees, diverting them from running and improving the business.

Because special meetings are costly and can be disruptive, the Board believes they should not be taken lightly. The Board believes the Company's current system minimizes this confusion and prevents a minority of stockholders from imposing upon the Company at will the burden and expense of a stockholder meeting that may not be desired by the majority of stockholders.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 5.

Proxy Statement

SHAREHOLDER PROPOSAL NO. 6

SUBJECT ANY FUTURE POISON PILL TO A SHAREHOLDER VOTE

Proposalist John Chevedden, a shareholder, has notified Alaska Air Group, Inc. ("AAG") that he intends to present the following proposal at the 2007 Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue #205, Redondo Beach, CA 90278, and Mr. Chevedden owns 200 shares of the Company's common stock.

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter — rather than a fleeting short-lived policy.

It is essential that a sunset provision not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been terminated.

The Corporate Library, http://www.thecorporatelibrary.com an independent investment research firm said: We support the adoption of policies requiring shareholder approval of poison pills, either before adoption or within a short time thereafter — six months is sufficient time, we think, for a board to explore alternatives in the event of a hostile bid, but not so long that shareholders are completely disempowered. However, the use of a so-called "fiduciary out" especially in light of recent Delaware case law suggesting such a proviso is unnecessary — as well as a 12-month duration for non-shareholder-approved plans currently at some companies, undermines the effectiveness of these 12-month policies in giving shareholders a meaningful voice in a takeover context.

According to the book Power and Accountability by Nell Minow and Robert Monks: "All poison pills... give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders..."

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no Independent Chairman and not even a Lead Director — independent oversight concern.
- We cannot vote on some directors until 2009.
- There are too many active CEOs on our board with 8 — Over-commitment Concern.
- Our full board had only 5 meetings in an entire year.
- Four directors had 15 to 34 years tenure — Independence concern
- Mr. Langland, with15 years director tenure, chaired our nomination committee — Independence concern.
- Ms. Bedient chaired our Audit Committee and was not an Audit Financial Expert.
- CEO pay was not adequately performance-based according to The Corporate Library.
- We had no shareholder right to act by written consent or right to call a special meeting,

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Subject Any Future Poison Pill to a Shareholder Vote
Yes on 6

MANAGEMENT RESPONSE TO SHAREHOLDER PROPOSAL NO. 6:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 6 FOR THE FOLLOWING REASONS:

The Board opposes the Proposal as unnecessary and duplicative because the Board does not have a stockholder rights plan (sometimes referred to as a "poison pill") and has already adopted in the Corporate Governance Guidelines a policy on stockholder approval of stockholder rights plans that addresses the Proposal's objectives.

The Company does not have and has not had a stockholder rights plan since 2002, and has no current plans to adopt one. In 2004, in response to a stockholder proposal that received a majority of affirmative votes at our annual meeting, the Company adopted a policy on rights plans designed to balance the concerns of stockholders and the Board's fiduciary obligations under Delaware law. This policy states that the Company will adopt a stockholder rights plan only if stockholders have approved the plan, or if the Board determines, in exercising its fiduciary duties, that such a plan is in the best interests of the stockholders. Under this policy, if the Board were to adopt a stockholder rights plan without stockholder approval, it would submit the plan to stockholders for ratification, and if the plan is not ratified, it would terminate or allow the plan to expire no later than one year after adoption.

Stockholder rights plans are designed to protect a corporation from an acquisition that may not be in the best interest of the corporation and its stockholders by encouraging potential acquirers to negotiate with the corporation's board of directors and discouraging unfair or coercive takeover tactics. While the Company does not currently have such a plan, circumstances could arise in the future where the adoption of such a plan would be an important mechanism for protecting the interests of stockholders. Requiring a stockholder vote as required by the Proposal within four months of the adoption of a rights plan might reduce the Board's negotiating leverage with a potential acquirer and impede the Board's ability to use such a plan effectively if it were appropriate to do so to protect the interests of the Company's stockholders. Without a rights plan the Board would lose an important bargaining tool in negotiating a transaction with a potential acquirer or pursuing a potentially superior alternative to a hostile takeover offer.

In recommending a vote against the proposal, the Board of Directors has not determined that a rights plan should be adopted by the Company. Any such determination would be made only after careful deliberation, in light of all circumstances then prevailing, in compliance with its policy statement on poison pills as summarized above, and in the exercise of the Board's fiduciary duties under Delaware law to represent the Company's stockholders when evaluating the merits of any acquisition proposal. In this regard, it should be noted that your Board of Directors is elected by the stockholders, and all but one of its members are independent directors who are not employed by the Company.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 6.

Proxy Statement

OPPOSING SOLICITATION

Mr. Stephen Nieman, a stockholder of the Company, has informed the Company of his intention to nominate up to four persons at the annual meeting for election to the Board of Directors. Regardless of the outcome of the opposing solicitation, each of the Board of Directors' nominees intends to serve if elected.

The Company is not yet aware that Mr. Nieman has filed his own proxy statement, but in anticipation of his filing, the following information is being provided pursuant to SEC regulations that require certain disclosures if the Company knows of a solicitation in opposition.

PARTICIPANTS IN THE SOLICITATION

Under the SEC regulations, each member of the Board of Directors is deemed to be a "Participant" in the Company's solicitation of proxies in connection with the Annual Meeting. Set forth below are the name and principal occupation of each member of the Board (three of whom are also nominees), and the name, principal business and address of any corporation or other organization in which that director's occupation or employment is carried on. For additional information concerning each of the directors, see "Nominees for Election" and "Continuing Directors" in this Proxy Statement.

Name and Principal Occupation	Business Address	Principal Business of Employer
William S. Ayer Chairman, President and CEO	Alaska Air Group, Inc. and Alaska Airlines, Inc. P.O. Box 68900 Seattle, WA 98168	Air transportation
Patricia M. Bedient Executive Vice President and CFO	Weyerhaeuser Company 33663 Weyerhaeuser Way So. Federal Way, WA 98003	Forest products
Phyllis J. Campbell President and CEO	The Seattle Foundation 1200 Fifth Avenue, Suite 1300 Seattle, WA 98101	Philanthropic
Mark R. Hamilton President	University of Alaska System 202 Butrovich Bldg. 910 Yukon Drive Fairbanks, AK 99775	Education
Bruce R. Kennedy Chairman Emeritus	Alaska Air Group 19550 International Blvd., Suite 204 Seattle, WA 98188	Air transportation
Jessie J. Knight, Jr. Executive Vice President, External Affairs	Sempra Energy 101 Ash Street San Diego, CA 92101	Energy
R. Marc Langland Chairman, President and CEO	Northrim Bank P.O. Box 241489 Anchorage, AK 99524	Banking
Dennis F. Madsen Chairman	Seatab Software 15325 SE 30th Place Bellevue, WA 98007	Software

Name and Principal Occupation	Business Address	Principal Business of Employer
Byron I. Mallott Senior Fellow	First Alaskans Institute 102 Cordova Juneau, AK 99801	Development of Alaska Native peoples and their communities
John V. Rindlaub CEO, Pacific Northwest Region	Wells Fargo Bank 999 Third Avenue, Suite 4700 Seattle, WA 98104	Banking
J. Kenneth Thompson President and CEO	Pacific Star Energy LLC 3601 "C" Street, Suite 1400 Anchorage, AK 99503	Energy
Richard A. Wien Chairman and CEO	Florcraft, Inc. 1991 Fox Avenue Fairbanks, AK 99701	Retail flooring

Other Participants

The following employees of the Company are also deemed to be Participants. The principal business address of each is that of the Company, P.O. Box 68947, Seattle, WA 98168.

Shannon K. Alberts

Managing Director, Investor Relations and Assistant Corporate Secretary of Alaska Airlines, Inc.

Karen A. Gruen

Managing Director, Corporate Affairs, Associate General Counsel and Assistant Corporate Secretary of Alaska Airlines, Inc.

Keith Loveless

Vice President, Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.

Bradley D. Tilden

Executive Vice President, Finance and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.

Information Regarding Ownership of the Company's Securities by Participants

The number of shares of common stock held by each director and Mr. Tilden at March 31, 2007, is set forth in the "Security Ownership of Certain Beneficial Owners and Management" section of this Proxy Statement.

At March 31, 2007, Ms. Alberts, Ms. Gruen and Mr. Loveless owned 2,849, 3,556, and 70,120 shares, respectively, of which 2,500, 3,000 and 69,600 shares, respectively, were shares that may be acquired by exercise of employee stock options exercisable on or before May 30, 2007. No Associate (as that term is used in SEC regulations) of a Participant owns any common stock of the Company. No Participant owns any securities of any parent or subsidiary of the Company beneficially, either directly or indirectly. No Participant or Associate of any Participant owns shares of record that are not also owned beneficially.

Information Regarding Transactions in the Company's Stock by Participants

The following table sets forth all transactions that may be deemed purchases or sales of the Company's common stock by the Participants since January 1, 2005.

Participants	Date	Number of Shares of Common Stock Purchased or (Sold/Exchanged)	Footnote
Shannon K. Alberts	01/01/05 — 12/31/05	752	(1)
	02/28/05	23	(4)
	11/30/05	21	(4)
	01/01/06 — 12/31/06	(510)	(2)
	02/28/06	18	(4)
	04/21/06	500	(7)
	04/21/06	(500)	(7)
	05/31/06	22	(4)
	08/31/06	19	(4)
	10/25/06	(248)	(4)
	10/25/06	2,900	(7)
	10/25/06	(2,900)	(7)
	11/30/06	23	(4)
	01/01/07 — 03/31/07	(95)	
	02/28/07	19	(4)
William S. Ayer	01/01/05 — 12/31/05	228	(1)
	08/30/05	14,000	(3)
	10/28/05	10,200	(3)
	12/15/05	(1,500)	(5)
	01/01/06 — 12/31/06	193	(1)
	01/01/07 — 03/31/07	127	(1)
	08/25/06	10,800	(3)
	01/31/07	9,175	(8)
Patricia M. Bedient	05/17/05	1,055	(6)
	05/17/06	806	(6)
Phyllis J. Campbell	05/17/05	527	(6)
	05/17/06	403	(6)
Karen A. Gruen	01/01/05 — 12/31/05	675	(1)
	01/01/06 — 12/31/06	(632)	(2)
	05/08/06	1,000	(7)
	05/08/06	(1,000)	(7)
	05/31/06	66	(4)
	08/31/06	58	(4)
	11/30/06	73	(4)
	01/01/07 — 03/31/07	412	
	02/28/07	65	(4)
Mark R. Hamilton	05/17/05	527	(6)
	05/17/06	403	(6)
Bruce R. Kennedy	05/17/05	1,055	(6)
	11/09/05	(5,682)	(6)
	05/17/06	403	(6)
Jessie J. Knight, Jr.	05/17/05	1,055	(6)
	05/07/06	806	(6)

Participants	Date	Number of Shares of Common Stock Purchased or (Sold/Exchanged)	Footnote
R. Marc Langland	05/17/05	527	(6)
	05/07/06	403	(6)
Keith Loveless	01/01/05 — 12/31/05	278	(1)
	07/22/05	7,282	(7)
	07/22/05	(7,282)	(7)
	08/30/05	6,680	(3)
	01/01/06 — 12/31/06	199	(1)
	04/21/06	3,818	(7)
	04/21/06	(3,818)	(7)
	01/01/07 — 03/31/07	43	(1)
Dennis F. Madsen	05/17/05	1,055	(6)
	05/17/06	806	(6)
Byron I. Mallott	05/17/05	527	(6)
	05/17/06	403	(6)
John V. Rindlaub	05/17/05	527	(6)
	05/17/06	403	(6)
J. Kenneth Thompson	05/17/05	527	(6)
	05/17/06	806	(6)
Bradley D. Tilden	01/01/05 — 12/31/05	207	(1)
	07/27/05	2,725	(7)
	07/27/05	(2,725)	(7)
	08/30/05	5,350	(3)
	01/01/06 — 12/31/06	1,620	(1)
	01/31/06	3,915	(8)
	08/04/06	4,000	(7)
	08/04/06	(4,000)	(7)
	01/01/07 — 03/31/07	44	(1)
Richard A. Wien	05/17/05	527	(6)
	05/17/06	403	(6)

(1) Investment in 401(k) plan.

(2) Transfer within 401(k) plan.

(3) Shares acquired upon exercise of employee stock option.

(4) Purchase (sale) through Employee Stock Purchase Plan.

(5) Charitable gift.

(6) Director retainer paid in stock.

(7) Same-day exercise and sale of employee stock option.

(8) Issue of common shares in lieu of cash bonus under employee stock option plan.

Understandings with Respect to Securities of the Company

The non-employee directors receive 50% of their annual retainers for service as directors in the form of shares of common stock and may elect to receive additional shares in lieu of all or a portion of their annual cash retainers. See "Equity Compensation Plan Information" in this Proxy Statement.

The following Participants have employee stock options for the indicated number of shares of common stock: Ms. Alberts, 7,025; Mr. Ayer, 558,700; Ms. Gruen, 3,955; Mr. Loveless, 90,890; and Mr. Tilden, 149,950. See the "Information Regarding Transactions in the Company's Stock by Participants" table in this Proxy Statement for additional information.

Except as described in this Proxy Statement, no Participant has and during the last year has not had any arrangement or understanding with any person with respect to any securities of the Company.

Understandings with Respect to Future Employment by the Company

Messrs. Ayer, Loveless and Tilden have agreements with the Company under which they would receive severance pay for up to 36 months in the event that they were terminated within 36 months after a change in control of the Company. Ms. Alberts and Ms. Gruen have an agreement with the Company under which they would receive severance pay for up to 24 months in the event that they are terminated within 24 months after a change in control. See "Potential Payments Upon Change-in-Control" in this Proxy Statement. No other Participant, nor any Associate of any Participant, has any understanding with respect to future employment. No Participant or any Associate of any Participant has any arrangement or understanding with respect to future transactions to which the Company or any of its affiliates will or may be a party.

REDUCE DUPLICATIVE MAILINGS

The Company is required to provide an annual report and proxy statement to all stockholders of record. If you have more than one account in your name or at the same address as other stockholders, the Company or your broker may discontinue mailings of multiple copies. If you wish to receive separate mailings for multiple accounts at the same address, you should mark the designated box on your proxy card. If you are voting by telephone or the internet and you wish to receive multiple copies, you may notify us at the address and phone number at the end of the following paragraph if you are a stockholder of record or notify your broker if you hold through a broker.

Once you have received notice from your broker or us that they or we will discontinue sending multiple copies to the same address, you will receive only one copy until you are notified otherwise or until you revoke your consent. If, at any time, you wish to resume receiving separate proxy statements or annual reports, or if you are receiving multiple statements and reports and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, or by calling (206) 392-5131.

SUBMISSION OF PROPOSALS FOR NEXT ANNUAL MEETING

The Company expects to hold its next annual meeting on or about May 20, 2008. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to the Corporate Secretary at the address below. The proposal must be received at the Company's executive offices no later than December 21, 2007, to be considered for inclusion. Among other requirements set forth in the SEC's proxy rules and the Company's Bylaws, you must have continuously held at least $2,000 in market value or 1% of the Company's outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in the Company's proxy materials, you must provide notice of such proposal to the Company no later than February 13, 2008. The Company's Bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our Bylaws, please contact:

Corporate Secretary
Alaska Air Group, Inc.
P.O. Box 68947
Seattle, WA 98168

Annual Report
on
Form 10-K

Annual Report

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** ***[NO FEE REQUIRED]***

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** ***[NO FEE REQUIRED]***

For the transition period from to

Commission File Number 1-8957

ALASKA AIR GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**91-1292054**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

19300 International Boulevard, Seattle, Washington 98188
(Address of principal executive offices)

Registrant's telephone number, including area code: (206) 392-5040

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of December 31, 2006, shares of common stock outstanding totaled 40,293,689. The aggregate market value of the shares of common stock of Alaska Air Group, Inc. held by nonaffiliates on June 30, 2006, was approximately $1.57 billion (based on the closing price of $39.42 per share on the New York Stock Exchange on that date).

DOCUMENTS INCORPORATED BY REFERENCE

Title of Document	Part Hereof Into Which Document is to be Incorporated
Definitive Proxy Statement Relating to 2007 Annual Meeting of Shareholders	Part III

ALASKA AIR GROUP, INC.
Annual Report on Form 10-K for the year ended December 31, 2006

TABLE OF CONTENTS

As used in this Form 10-K, the terms "Air Group," "our," "we" and the "Company" refer to Alaska Air Group, Inc. and its subsidiaries, unless the context indicates otherwise.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "will," "anticipate," "intend," "estimate," "project," "assume" or other similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations. Some of the things that could cause our actual results to differ from our expectations are:

- the competitive environment and other trends in our industry;
- changes in our operating costs, including fuel, which can be volatile;
- labor disputes and our ability to attract and retain qualified personnel;

Annual Report

- the timing of the MD-80 fleet disposal and the amounts of potential lease termination payments with lessors and sublease payments from sublessees;
- our significant indebtedness;
- compliance with our financial covenants;
- potential downgrades of our credit ratings and the availability of financing;
- the implementation of our growth strategy;
- our ability to meet our cost reduction goals;
- operational disruptions;
- general economic conditions, as well as economic conditions in the geographic regions we serve;
- the concentration of our revenue from a few key markets;
- actual or threatened terrorist attacks; global instability and potential U.S. military actions or activities;
- insurance costs;
- changes in laws and regulations;
- increases in government fees and taxes;
- our inability to achieve or maintain profitability;
- fluctuations in our quarterly results;
- an aircraft accident or incident;
- liability and other claims asserted against us;
- our reliance on automated systems; and
- our reliance on third-party vendors and partners.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on which this report was filed with the SEC. We expressly disclaim any obligation to issue any updates or revisions to our forward-looking statements, even if subsequent events cause our expectations to change regarding the matters discussed in those statements. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our shareholders. For a discussion of these and other risk factors in this Form 10-K, see "Item 1A: Risk Factors". Please consider our forward-looking statements in light of those risks as you read this report.


Annual Report

PART I

ITEM 1. *BUSINESS*

GENERAL INFORMATION

Alaska Air Group, Inc. is a Delaware holding company incorporated in 1985 with two principal subsidiaries: Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon). Both subsidiaries operate as airlines, although their business plans, competition, and economic risks differ substantially. Alaska is a major airline that operates an all-jet fleet with an average passenger trip length of 1,038 miles. Horizon is a regional airline, operates turboprop and jet aircraft, and its average passenger trip is 392 miles. Individual financial information for Alaska and Horizon is reported in Note 14 to the consolidated financial statements.

Air Group's corporate offices are located at 19300 International Boulevard, Seattle, Washington, 98188. Our filings with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are accessible free of charge at *www.alaskaair.com.* The information contained on our website is not a part of this annual report on Form 10-K.

Both of our airlines endeavor to distinguish themselves from competitors by providing a higher level of customer service and differentiating amenities. Our outstanding employees and excellent service in the form of advance seat assignments, expedited check-in, attention to customer needs, a generous frequent flyer program, well-maintained aircraft, a first-class section aboard Alaska aircraft, and other amenities are regularly recognized by independent studies, awards, and surveys of air travelers. For example, Horizon was recently named the "2007 Regional Airline of the Year" by Air Transport World, a leading industry publication.

Alaska

Alaska Airlines is an Alaska corporation that was organized in 1932 and incorporated in 1937. We principally serve destinations in the state of Alaska and through our north/south service between cities in the western U.S., Canada and Mexico. Alaska also provides east/west service to eight cities, primarily from Seattle, where we have our largest concentration of departures; although we do have some transcontinental departures from Anchorage and Los Angeles and, beginning in September 2007, from Portland, OR. In 2006, we carried 17.2 million revenue passengers, and in each year since 1973, we have carried more passengers between Alaska and the U.S. mainland than any other airline. Based on passenger enplanements, Alaska's leading airports are Seattle, Los Angeles, Anchorage and Portland. Based on 2006 revenues, the leading nonstop routes are Anchorage-Seattle, Los Angeles-Seattle, and San Diego-Seattle. At December 31, 2006, Alaska's operating fleet consisted of 114 jet aircraft, slightly more than the 110 aircraft as of December 31, 2005.

Passenger traffic by market is presented below:

	2006	2005
West Coast markets	45%	47%
Within Alaska and between Alaska and the U.S. mainland	20%	20%
Mexico markets	11%	10%
Canada markets	4%	5%
Other markets, including transcontinental and mountain region	20%	18%
Total	100%	100%

Horizon

Horizon, a Washington corporation that first began service in 1981, was incorporated in 1982 and was acquired by Air Group in 1986. It is the largest regional airline in the Pacific Northwest, and serves 40 cities in seven states and six cities in Canada under the Horizon brand. In addition to operating under the Horizon brand, Horizon operates regional jet service branded as Frontier JetExpress in an agreement with Frontier Airlines. During 2006, Horizon operated nine 70-seat Bombardier CRJ-700 aircraft under the Frontier JetExpress brand, representing approximately 23% of total Horizon capacity and approximately 8% of total Horizon revenue in 2006. However, in the third quarter of 2006, Horizon announced that it would be terminating the agreement with Frontier and will take back the nine CRJ-700s beginning in January 2007 and will redeploy those aircraft into the Air Group route structure.

In 2006, Horizon carried 6.9 million revenue passengers. Approximately 91% of Horizon's revenue passenger miles in 2006 were flown domestically, primarily in the states of Washington, Oregon and Idaho, compared to 95% in 2005. The Canada markets accounted for 9% of revenue passenger miles in 2006, compared to 5% in 2005. Based on passenger enplanements, Horizon's leading airports are Seattle, Portland, Boise, and Spokane. Based on revenues in 2006, the leading nonstop routes are Portland-Seattle, Spokane-Seattle, and Ontario-Portland. At December 31, 2006, Horizon's operating fleet consisted of 21 jets and 48 turboprop aircraft. Except for those flights operating as Frontier JetExpress, Horizon flights are listed under the Alaska Airlines designator code in airline reservation systems.

Alaska and Horizon integrate their flight schedules to provide convenient, competitive connections between most points served by their systems. In both 2006 and 2005, approximately 24% of Horizon's passengers connected to flights operated by Alaska.

Industry Conditions

The airline industry is highly competitive and is characterized by low profit margins and high fixed costs, primarily for wages, aircraft fuel, aircraft ownership costs and facilities rents. Because expenses of a flight do not vary significantly with the number of passengers carried, a relatively small change in the number of passengers or in pricing has a disproportionate effect on an airline's operating and financial results. Accordingly, a minor shortfall in expected revenue levels could cause a disproportionately negative impact on our results of operations. Passenger demand and ticket prices are, to a large measure, influenced by the general state of the economy, current events and industry capacity.

In 2006, the industry as a whole experienced its best financial year since 2000 and is currently expected by industry experts and analysts to post a net profit in 2007. In the past two years, load factors and unit revenues climbed higher in the wake of strong demand and a healthy economy. The strong demand and a reduction in total capacity in some regions have allowed domestic carriers to raise ticket prices. Airlines, including Alaska and Horizon, have raised ticket prices to help recapture the significant increase in the price of jet fuel, particularly since early 2005. The industry's financial results have also benefited from massive reductions in non-fuel operating costs, either through bankruptcy proceedings or other cost-reduction efforts.

Delta Airlines and Northwest Airlines are currently operating under bankruptcy protection and are expected to emerge sometime in 2007, at which time their unit costs are likely to be among the lowest of the "legacy carriers." Under bankruptcy reorganization, carriers gain a competitive advantage by significantly reducing their costs almost immediately. In addition, so called "Low-Cost Carriers" (LCCs) have grown significantly since 2001 and currently carry more than 30% of total U.S. domestic passenger traffic. However, the line between the LCCs and traditional or legacy carriers is becoming more blurred as legacy carriers make further reductions in unit costs and the LCCs face cost pressures. Because of their unit cost advantage, the LCCs and recently reorganized airlines have and continue to exert downward pressure on ticket prices compared to historical levels. Because of the relatively low barriers to entry and financial success of LCCs, we expect the expansion of low-cost and low-fare carriers to continue. We compete with many of these carriers now, and expect to compete with new entrants in the future.

Recently, there has been speculation concerning potential consolidation in the airline industry. In late 2006, US Airways Group announced a bid for Delta, United and Continental were rumored to be discussing a merger, and AirTran announced a takeover bid for Midwest Airlines. Although US Airways' bid for Delta has been withdrawn, and Midwest rejected AirTran's offer, talk of industry consolidation continues.

Most major U.S. carriers, including Alaska, continue to be focused on reducing operating costs. Labor costs generally make up 30% to 40% of an airline's total operating costs. Most major airlines, including ours, have employee groups who are covered by collective bargaining agreements. Often, airlines with unionized work forces have higher labor costs than carriers without unionized work forces, and they may not have the ability to adjust labor costs downward quickly enough to respond to new competition. Although Alaska was able to reduce our wages and benefits costs in 2005 as a result of a number of factors, including a reduction in Alaska's pilot wages that took effect in May 2005 and subcontracting Alaska's Seattle ramp services, total wages and benefits increased in 2006. Horizon faces similar pressures on wages and benefits. We expect some continued upward pressure on wages and benefits in the future. We recognize the need to continue to improve employee productivity in order to mitigate this cost pressure and to reduce our wages and benefits on an available-seat-mile basis. We have initiatives underway to increase productivity and efficiency in our processes.

Historically, fuel costs have generally represented 10% to 15% of an airline's operating costs. However, in recent years, fuel costs have risen sharply to represent 20% to 30% of total operating costs for airlines. Fuel prices can be volatile and are largely uncontrollable. Although crude oil prices did fall somewhat in the fourth quarter of 2006 and into early 2007, our average fuel cost per gallon before the benefit of our hedging activities increased 17%, 34%, and 40% in 2006, 2005, and 2004, respectively.

MARKETING AND COMPETITION

Alliances with Other Airlines

We have marketing alliances with other airlines that provide reciprocal frequent flyer mileage credit and redemption privileges and code sharing on certain flights as set forth below. Alliances enhance our revenues by offering our customers more travel destinations and better mileage credit/redemption opportunities, by giving us access to more connecting traffic from other airlines, and by providing members of our alliance partners' frequent flyer programs an opportunity to travel on Alaska and Horizon while earning mileage credit in our partners' programs. Our marketing agreements have various termination dates, and at any time, one or more may be in the process of renegotiation. If a significant agreement were terminated, it could adversely impact revenues and increase the costs of our other marketing agreements. Northwest is currently in bankruptcy and, although not likely, could propose plans of reorganization that would seek to modify or terminate some or all of these agreements.

Most of our codeshare relationships are free-sell codeshares, where the marketing carrier sells seats on the operating carrier's flights from the operating carrier's inventory, but takes no inventory risk. The table below identifies our marketing alliances with other airlines as of December 31, 2006.

	Frequent Flyer Agreement	Codeshare—Alaska Flight # on Flights Operated by Other Airline	Codeshare—Other Airline Flight # On Flights Operated by Alaska/Horizon
Major U.S. or International Airlines			
American Airlines/American Eagle	Yes	Yes	Yes
Air France	Yes	Yes	Yes
British Airways	Yes	No	No
Cathay Pacific Airways	Yes	No	No
Continental Airlines	Yes	Yes	Yes
Delta/Delta Connection**	Yes	Yes	Yes
Frontier Airlines***	No	No	Yes
Hawaiian Airlines	Yes	Yes	Yes
KLM	Yes	No	Yes
Lan Chile	Yes	No	Yes
Northwest Airlines	Yes	Yes	Yes
Qantas	Yes	No	Yes

	Frequent Flyer Agreement	Codeshare— Alaska Flight # on Flights Operated by Other Airline	Codeshare— Other Airline Flight # On Flights Operated by Alaska/Horizon
Regional Airlines			
Era Aviation	Yes*	Yes	No
PenAir	Yes*	Yes	No
Big Sky Airlines	Yes*	Yes	No

* This airline does not have its own frequent flyer program. However, Alaska's Mileage Plan members can earn and redeem miles on this airline's route system.

** Alaska has codeshare agreements with the Delta Connection carriers Skywest and ASA as part of its agreement with Delta Air Lines.

*** Capacity purchase arrangement as described under "Business – General Information – Horizon."

Competition

Competition in the airline industry is intense. We believe the principal competitive factors in the industry that are important to customers are:

- safety record and reputation;
- flight schedules;
- fares;
- customer service;
- routes served;
- frequent flyer programs;
- on-time arrivals;
- baggage handling;
- on-board amenities;
- type of aircraft; and
- code-sharing relationships.

Any domestic air carrier that is issued a certificate of public convenience and necessity by the Department of Transportation (DOT) and an operating certificate from the Federal Aviation Administration (FAA) is allowed to operate scheduled passenger service in the United States. Together, Alaska and Horizon carry approximately 3.5% of all U.S. domestic passenger traffic. Alaska and Horizon compete with one or more domestic or foreign airlines on most of their routes, including Southwest Airlines, United Airlines, Northwest Airlines, Continental Airlines, American Airlines, Delta Airlines, US Airways, and regional affiliates associated with some of these carriers. Most of these airlines are larger and have significantly greater financial resources and name recognition or lower operating costs than our companies. In addition, competitors who successfully reorganize out of bankruptcy will likely have lower operating costs derived from renegotiated labor, supply and financing agreements. Some of these competitors have chosen to add service, reduce their fares, or both in our markets. Continuing growth of low-cost carriers, including Southwest Airlines, AirTran Airways, Frontier Airlines, jetBlue Airways, and the possible emergence of Virgin America in the United States, places significant competitive pressures on our airlines and other network carriers because the low-cost carriers have the ability to charge a lower fare for travel between similar cities and thus exert downward pressure on ticket prices. As such, we may be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that we serve. Due to its short-haul markets, Horizon also competes in many markets with ground transportation, including train, bus and automobile transportation.


Annual Report

Ticket Distribution

Airline tickets are distributed through three primary channels:

- *Airline websites such as alaskaair.com or horizonair.com.* It is less expensive for us to sell through these direct channels and, as a result, we continue to take steps to drive more business to our websites. In addition, we believe this channel is preferable from a branding and customer-relationship standpoint in that we can establish ongoing communication with the customer and tailor offers accordingly. In 2006, we passed a significant milestone in reaching over $1 billion in annual sales through our website – something that we are extremely proud of and that is a sign of progress toward our goal of transitioning more of our customers to this direct sales channel.
- *Traditional and online travel agents.* Consumer reliance on traditional travel agencies is shrinking, while usage of online travel agencies is increasing. Both traditional and online travel agencies typically use Global Distribution Systems (GDS), such as Sabre, to obtain their fare and inventory data from airlines. Bookings made through these agencies result in a fee, the "GDS fee," that is charged to the airline. Many of our large corporate customers require that we use these agencies. Some of our competitors do not use this distribution channel, giving them lower ticket distribution costs.
- *Reservation call centers.* These call centers are located in Phoenix, AZ; Kent, WA; and Boise, ID. We generally charge a $10 fee for booking reservations through these call centers.

Our sales by channel is presented below:

	2006	2005
Alaskaair.com/horizonair.com	39%	35%
Traditional and online travel agencies	47%	47%
Reservations call center	12%	14%
All other channels	2%	4%
Total	100%	100%

EMPLOYEES

The airline business is highly labor intensive. We had 14,485 (Alaska and Horizon had 10,454 and 4,031, respectively) active full-time and part-time employees at December 31, 2006, compared to 13,768 (9,866 at Alaska and 3,902 at Horizon) as of December 31, 2005. Wages, salaries and benefits (including variable incentive pay) represented approximately 28% and 33% of our total operating expenses in 2006 and 2005, respectively.

At December 31, 2006, labor unions represented 84% of Alaska's and 49% of Horizon's employees. Our relations with our labor organizations are governed by the Railway Labor Act (RLA). Under this act, the collective bargaining agreements between the respective airlines and these organizations do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed by the RLA and/or described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board to appoint a federal mediator. If no agreement is reached in mediation, the National Mediation Board may declare that an impasse exists, at which point the National Mediation Board offers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day "cooling-off" period commences. During that period, a Presidential Emergency Board may be established, which examines the parties' positions and recommends a solution. The Presidential Emergency Board process lasts for 30 days and is followed by another "cooling-off" period of 30 days. At the end of the applicable "cooling-off" period, unless an agreement is reached or action is taken by Congress, the labor organization may strike and the airline may resort to "self-help," including the imposition of any or all of its proposed amendments on the collective bargaining agreements and/or the hiring of workers to replace strikers.

Alaska's union contracts at December 31, 2006 were as follows:

Union	Employee Group	Number of Employees	Contract Status
Air Line Pilots Association International (ALPA)	Pilots	1,475	Amendable 5/01/07 In Negotiations
Association of Flight Attendants (AFA)	Flight attendants	2,634	Amendable 4/27/10
International Association of Machinists and Aerospace Workers (IAM/RSSA)	Ramp service and stock clerks	673	Amendable 7/17/10
	Clerical, office and passenger service	3,159	Amendable 7/17/10
Aircraft Mechanics Fraternal Association (AMFA)	Mechanics, inspectors and cleaners	689	Amendable 10/01/09
Mexico Workers Association of Air Transport	Mexico airport personnel	69	Amendable 9/29/07
Transport Workers Union of America (TWU)	Dispatchers	35	Amendable 7/01/10*

* Collective bargaining agreement contains interest arbitration provision.

Horizon's union contracts at December 31, 2006 were as follows:

Union	Employee Group	Number of Employees	Contract Status
International Brotherhood of Teamsters (IBT)	Pilots	766	In Negotiations
AFA	Flight attendants	614	Amendable 11/21/07
AMFA	Mechanics and related classifications	477	Amendable 11/30/08
TWU	Dispatchers	21	Amendable 10/6/08
National Automobile, Aerospace, Transportation and General Workers	Station personnel in Vancouver and Victoria, BC, Canada	84	Amendable 2/14/07

REGULATION

General

The Airline Deregulation Act of 1978, as amended, eliminated most domestic economic regulation of passenger and freight transportation. However, the Department of Transportation (DOT) and the Federal Aviation Administration (FAA) still exercise significant regulatory authority over air carriers. In order to provide passenger and cargo air transportation in the U.S., a domestic airline is required to hold a certificate of public convenience and necessity issued by the DOT. Subject to certain individual airport capacity, noise and other restrictions, this certificate permits an air carrier to operate between any two points in the U.S. A certificate is of unlimited duration, but may be revoked for failure to comply with federal aviation statutes, regulations, orders or the terms of the certificate itself. In addition, the DOT maintains jurisdiction over the approval of international codeshare agreements, alliance agreements between domestic major airlines, international route authorities and certain consumer protection matters, such as advertising, denied boarding compensation and baggage liability. International treaties may also contain restrictions or requirements for flying outside of the U.S.

The FAA, through the promulgation of the Federal Aviation Regulations (FARs), generally regulates all aspects of airline operations, including establishing personnel, maintenance and flight operation standards. Domestic airlines are required to hold a valid air carrier-operating certificate issued by the FAA. Pursuant to these regulations, we have established, and the FAA has approved, both our operations specifications and a maintenance program for each type of aircraft we operate. The maintenance program provides for the ongoing maintenance of such aircraft, ranging from frequent routine inspections to major overhauls. From time to time the FAA issues airworthiness directives (ADs) that must be incorporated into our aircraft maintenance program and operations. All airlines, including Alaska and Horizon, are subject to routine enforcement actions, from time to time, brought by the FAA for alleged violations of the requirements of the FARs or ADs. At this time, we are not aware of any enforcement proceedings that could either materially affect our financial position or impact our authority to operate.

The Department of Justice has jurisdiction over airline antitrust matters. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services. Labor relations in the air transportation industry are regulated under the Railway Labor Act, which vests in the National Mediation Board (NMB) certain functions with respect to disputes between airlines and labor unions relating to union representation and collective bargaining agreements. To the extent we continue to fly to foreign countries and pursue alliances with international carriers, we may be subject to certain regulations of foreign agencies.

The Aviation and Transportation Security Act (the Security Act) generally provides for enhanced aviation security measures. Pursuant to the Security Act, the Transportation Security Administration (TSA) is responsible for aviation security. The Security Act mandates that the TSA shall provide for the screening of passengers and property, including U.S. mail, cargo, carry-on and checked baggage, and other articles that will be carried aboard a passenger aircraft. The TSA performs most of these functions with its own federal employees. The TSA also provides for increased security on flight decks of aircraft and requires federal air marshals to be present on certain flights.

The Security Act imposes a $2.50 per enplanement security service fee (maximum $5.00 one-way fee), which is collected by the air carriers and submitted to the government to pay for these enhanced security measures. In addition, carriers are required to pay an additional amount to the TSA to cover the cost of providing security measures equal to the amount the air carriers paid for screening passengers and property in 2000. We paid $12.6 million to TSA for this security charge in 2006 ,2005 and 2004. In January 2006, the TSA notified air carriers of an increased assessment for the cost of security. The industry has opposed and disagrees with the higher assessment and is working with the TSA on a resolution. The additional assessment for us was not material.

Airline Fares

Airlines are permitted to establish their own domestic fares without governmental regulation, and the industry is characterized by vigorous price competition. The DOT maintains authority over international (generally outside of North America) fares, rates and charges. International fares and rates are also subject to the jurisdiction of the governments of the foreign countries we serve. Although air carriers are required to file and adhere to international fare and rate tariffs, substantial commissions, overrides and discounts to travel agents, brokers and wholesalers characterize many international markets.

Environmental Matters

We are subject to various laws and government regulations concerning environmental matters and employee safety and health in the U.S. and other countries. U.S. federal laws that have a particular effect on us include the Airport Noise and Capacity Act of 1990, the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act, or Superfund Act. We are also subject to the oversight of the Occupational Safety and Health Administration, known as OSHA, concerning employee safety and health matters. The U.S. Environmental Protection Agency, or EPA, OSHA, and other federal agencies have been authorized to promulgate regulations that have an impact on our operations. In addition to these federal activities, various states have been delegated certain authorities under the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. We maintain our own continuing safety, health and environmental programs in order to meet or exceed these requirements.

The Airport Noise and Capacity Act recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. Authorities in several cities have promulgated aircraft noise reduction programs, including the imposition of nighttime curfews. The Airport Noise and Capacity Act generally requires FAA approval of local noise restrictions on aircraft. We have had and believe we will continue to have sufficient scheduling flexibility to accommodate local noise restrictions.

At December 31, 2006, all of our aircraft met the Stage 3 noise requirements under the Airport Noise and Capacity Act of 1990. However, special noise ordinances restrict the timing of flights operated by Alaska, Horizon and other airlines at Burbank, Long Beach, Orange County, San Diego, San Jose, and Sun Valley. In addition, due to capacity restrictions, Orange County, Reagan National, Long Beach, Chicago O'Hare, and Vancouver, B.C. airports restrict the type of aircraft, number of flights, or the time of day that airlines can operate.

Although we do not currently anticipate that these regulatory matters, individually or collectively, will have a material effect on our financial condition, results of operations or cash flows, new regulations or compliance issues that we do not currently anticipate could have the potential to harm our financial condition, results of operations or cash flows in future periods.

Customer Service

Along with other domestic airlines, we have implemented a customer service commitment plan to address a number of service goals, including, but not limited to, goals relating to lowest fare availability, delays, cancellations and diversions, baggage delivery and liability, guaranteed fares and ticket refunds.

FUEL

Our operations are significantly affected by the price and, potentially, the availability of jet fuel. Fuel costs, including hedging activity, were approximately 27% of our total operating expenses (excluding fleet transition costs, restructuring charges, and the 2005 navigation fee refund) in 2006, 20% in 2005, and 17% in 2004. We refer to the price at the airport or "into-plane" price as the "raw" fuel price. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. Generally, West Coast jet fuel prices are somewhat higher and substantially more volatile than prices in the Gulf Coast or on the East Coast, putting both Alaska and Horizon at a competitive disadvantage. Both crude and refining costs are volatile and outside of our control, and can have a significant and immediate impact on our operating results. Currently, a one-cent change in the economic fuel price per gallon affects annual fuel costs by approximately $4.0 million. We believe that operating fuel-efficient aircraft helps to mitigate the effect of high fuel prices.

We almost exclusively use crude oil call options as hedges to decrease our exposure to the volatility of jet fuel prices. Call options are intended to effectively cap our pricing on the crude oil component of fuel prices, limiting our exposure to increasing fuel prices. With these call option contracts, we still benefit from the decline in crude oil prices as there is no downward exposure other than the premiums we pay to enter into the contracts. We also use collar structures in limited instances for fuel hedging purposes. Additionally, we enter into fuel purchase contracts that fix the refining margin we pay on a certain percentage of our fuel consumption.

Due to the competitive nature of the airline industry, airlines often have been unable to immediately pass on increased fuel prices to customers by increasing fares. Conversely, any potential benefit of lower fuel prices could be offset by increased fare competition and lower revenues. Nevertheless, because of rising fuel prices over the last few years, our fuel-hedging program has benefited us with significant savings. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a further discussion of our fuel hedging activities.

Although we do not currently anticipate a significant reduction in jet fuel availability, dependency on foreign imports of crude oil and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. In the event of significant hostilities or other conflicts in oil-producing areas, there could be reductions in the production and/or importation of crude oil and resulting price increases, which could adversely affect our business. If there were major reductions in the availability of jet fuel, our business would be adversely affected.

MILEAGE PLAN PROGRAM

All major airlines have developed frequent flyer programs as a way of increasing passenger loyalty. Alaska's Mileage Plan allows members to earn mileage by flying on Alaska, Horizon and other participating airlines, and by using the services of non-airline partners, which include a credit card partner, a grocery store chain, a telephone company, hotels, car rental agencies, and other businesses. Alaska is paid by non-airline partners for the miles it credits to member accounts. With advance notice, Alaska has the ability to change the Mileage Plan terms, conditions, partners, mileage credits, and award levels or to terminate the program.

Mileage can be redeemed for free or discounted travel and for various other awards. Upon accumulating the necessary mileage, members notify Alaska of their award selection. Over 75% of the free flight awards on Alaska and Horizon are subject to capacity-controlled seating. Mileage Plan accounts are generally deleted after three years of inactivity in a member's account. As of December 31, 2006 and 2005, Alaska estimated that approximately 3.2 million and 3.0 million, respectively, round-trip flight awards were eligible for redemption by Mileage Plan members who have mileage credits exceeding the 20,000-mile free round-trip domestic ticket award threshold. Of those eligible awards, Alaska estimated that approximately 88% of those awards would ultimately be redeemed. For the years 2006, 2005, and 2004, approximately 850,000, 750,000, and 631,000 round-trip flight awards, respectively, were redeemed and flown on Alaska and Horizon. Those awards represent approximately 9.7%, 7.9%, and 7.3% for 2006, 2005, and 2004, respectively, of the total passenger miles flown on Alaska and Horizon. For the years 2006, 2005, and 2004, approximately 252,600, 239,900, and 212,000, respectively, round-trip flight awards were redeemed and flown on airline partners.

For miles earned through travel on Alaska or Horizon and their airline partners, the estimated incremental cost of providing free travel awards in the future is recognized as a selling expense and accrued as a liability as miles are accumulated. The incremental cost of providing award travel on Alaska or Horizon does not include a contribution to overhead, aircraft cost, or profit. Alaska also sells mileage credits to its non-airline partners. Alaska defers a majority of the sales proceeds, and recognizes revenue when award transportation is provided on Alaska or another partner airline. At December 31, 2006 and 2005, the deferred revenue and the total liability for providing free travel on Alaska and Horizon and for estimated payments to partner airlines was $545.6 million and $471.7 million, respectively, the majority of which is deferred revenue from the sale of mileage credits. Revenue attributable to the Mileage Plan was $194.2 million, $180.2 million, and $143.1 million in 2006, 2005 and 2004, respectively.

OTHER INFORMATION

Seasonality and Other Factors

Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. Our operating income is generally lowest (or if it be the case, our loss the greatest) during the first and fourth quarters due principally to lower traffic, generally increases in the second quarter and typically reaches its highest level during the third quarter as a result of vacation travel, including increased activity in the state of Alaska.

In addition to passenger loads, factors that could cause our quarterly operating results to vary include:

- pricing initiatives by us and our competitors,
- changes in fuel costs,
- the timing and amount of maintenance expenditures (both planned and unplanned),

- increases or decreases in passenger and volume-driven variable costs, and
- labor actions.

In addition, seasonal variations in traffic, the timing of various expenditures and adverse weather conditions may affect our operating results from quarter to quarter. Many of the markets we serve experience inclement weather conditions in the winter, causing increased costs associated with deicing aircraft, canceled flights and accommodating displaced passengers. Due to our geographic area of operations, we can be more susceptible to adverse weather conditions (particularly in the state of Alaska and the Pacific Northwest) than some of our competitors, who may be better able to spread weather-related risks over larger route systems.

No material part of our business or that of our subsidiaries is dependent upon a single customer, or upon a few high-volume customers. Consequently, the loss of one or more of even our largest customers would likely not have a material adverse effect upon our financial condition, results of operations or cash flows.

Insurance

We carry insurance for passenger liability and property and aircraft damage in amounts and of the type generally consistent with industry practice.

After September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage for third-party liability for claims resulting from acts of terrorism, war or similar events. At the same time, the insurers significantly increased the premiums for such coverage as well as for aviation insurance in general. Since then, however, our insurance rates have been declining and during 2006, we were able to renegotiate our insurance rates down to pre-2001 levels. In 2007, we expect a further decrease in insurance costs as we annualize reductions achieved in late 2006.

Pursuant to authority granted in the Air Transportation Safety and System Stabilization Act, the Homeland Security Act of 2002, as amended by the Consolidated Appropriations Act, 2005, the U.S. government has offered, and we have accepted, war risk insurance to replace commercial war risk insurance through September 30, 2007.

Other Government Matters

We have elected to participate in the Civil Reserve Air Fleet program, whereby we have agreed to make available to the federal government a certain number of aircraft in the event of a military call-up. The government would reimburse us for the use of such aircraft.

ITEM 1A. ***RISK FACTORS***

If any of the following occurs, our business, financial condition and results of operations could suffer. In such case, the trading price of our common stock could also decline. These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such developments, nor can it assess the impact, if any, of such new risk factors on our business or events described in any forward-looking statements.

The airline industry is highly competitive and subject to rapid change. We may be unable to compete effectively against other airlines with greater financial resources or lower operating costs, or to adjust rapidly enough in the event the nature of competition in our markets changes.

The airline industry is highly competitive as to fares, flight frequency, frequent flyer benefits, routes and service. The industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Recently, airlines have reduced routes and the number of planes available, which has resulted in reduced industry capacity and a trend towards increased fares. If airlines decide to increase their capacity in the future, this could cause fares to decline, which may adversely affect our business and results of operations. Many of our competitors are larger than our airlines and therefore, may have significantly greater financial resources and name recognition or lower operating costs than we do. In addition, competitors who successfully reorganize out of bankruptcy could have lower operating costs derived from renegotiated labor, supply and financing agreements. In the past, some of these competitors have chosen from time to time to add service, reduce their fares, or take other such competitive steps, in our key markets. We may be unable to compete effectively against such other airlines that introduce service or discounted fares in the markets that we serve.

The airline industry, and particularly regional airlines like Horizon, also faces competition from ground transportation alternatives, such as buses, trains or automobiles.

The U.S. and Mexico recently amended their bilateral agreement relating to commercial air service. The amendments expand authorized service levels to cities we serve in Mexico. Other airlines will likely seek to add service to some of the city pairs we currently serve, which will increase competition and potentially negatively affect our results of operations.

Our business, financial condition, and results of operations are substantially exposed to the current high prices and variability of jet fuel. Further increases in jet fuel costs would harm our business.

Fuel costs constitute a significant portion of our total operating expenses, accounting for 26% and 20% of total operating expenses for the years ended December 31, 2006 and 2005, respectively. Significant increases in fuel costs during the past several years have negatively affected our results of operations. Further increases would harm our financial condition and results of operations. Based on historical trends, we estimate that a one-cent increase in our economic price per gallon of fuel increases our fuel expenses by approximately $4.0 million annually.

Historically, fuel costs and availability have been unpredictable and subject to wide price fluctuations based on geopolitical issues and supply and demand. We have not generally been able to increase fares to offset increases in the price of fuel until recently and we may not be able to do so in the future.

We utilize fuel hedges as a form of insurance against the volatility of fuel prices. To manage the risk of fuel price increases, we purchase call options that are designed to cap a portion of our fuel costs at designated per-barrel oil prices. Even with hedges, we are substantially and increasingly exposed to increases in jet fuel costs as the amount of fuel consumption we have hedged declines and the price at which we are hedged increases.

A significant increase in labor costs or change in key personnel could adversely affect our business and results of operations.

We compete against the major U.S. airlines and other businesses for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost, or if we lose the services of key personnel, we may be unable to grow or sustain our business. In such case, our operating results and business prospects could be harmed. We may also have difficulty replacing management or other key personnel who leave and, therefore, the loss of any of these individuals could harm our business.

Labor costs are a significant component of our total expenses, accounting for approximately 27% and 32% of our total operating expenses in 2006 and 2005, respectively. As of December 31, 2006, labor unions represented approximately 84% of Alaska's and 49% of Horizon's employees. Each of our represented employee groups has a separate collective bargaining agreement, and could make demands that would increase our operating expenses and adversely affect our financial performance. Uncertainty around open contracts could be a distraction to many employees, reduce employee engagement in our business and divert management's attention from other projects. Disengaged employees could prevent us from achieving the operational improvements in completion rate and on-time performance that we seek.

In 2005, Alaska and the Air Line Pilots Association (ALPA) were unable to reach a new agreement, and therefore, pursuant to the terms of the collective bargaining agreement that existed at the time, the parties submitted the agreement to binding arbitration. That arbitration decision, which was effective May 1, 2005, resulted in an average pilot wage reduction of 26%. That contract is amendable on May 1, 2007, although we are already in negotiations with ALPA. Horizon is also in negotiations with the International Brotherhood of Teamsters on a new pilot agreement. The Horizon pilot contract became amendable in September 2006. Factoring in pay rates, productivity measures, and pension and postretirement medical benefits, we believe our pilot unit costs at both Alaska and Horizon are among the highest in the industry for the size of aircraft operated.

Our continuing obligation to fund our traditional defined-benefit pension plans could negatively affect our ability to compete in the marketplace. This is because some of our competitors either have eliminated such obligations through bankruptcy, or have never had traditional pension plans in place. Currently, all of our defined-benefit pension plans are closed to new entrants, with the exception of the plan covering Alaska's pilots.

Finally, to the extent we are unable to maintain the outsourcing or subcontracting of certain services for our business, we would incur substantial costs, including costs associated with hiring new employees, in order to perform these services in-house.

Alaska is transitioning to a single fleet. This transition may be more costly than we expect, or we may not realize the savings we hope to achieve.

In 2006, Alaska announced a transition to an all-Boeing 737 fleet. As part of this transition, we accelerated the retirement of our MD-80 fleet so that these aircraft will be out of our operating fleet by the end of 2008.

We recorded an impairment charge on our owned MD-80s in 2006 to write the assets down to their estimated fair market value. Additionally, we bought five of our leased MD-80s from the lessors, resulting in further impairment charges. We likely will incur additional similar charges in the future related to four of our remaining leased MD-80 aircraft as we expect to cease operations of those aircraft earlier than their respective lease termination dates. We also may have to recognize additional charges upon the sale of any of our MD-80 aircraft if the proceeds from any sale are less than the carrying value of the aircraft. These charges would negatively affect our financial performance. The market value of MD-80 aircraft fluctuates and is highly dependent on factors beyond our control, including the number of aircraft available in the market, fleet changes by other airlines, and demand for those aircraft by other carriers. If we are unable to sell our owned MD-80s, or return or sublease the leased aircraft, we would also incur storage charges.

In addition to the gains or losses that may result on the final disposal of these aircraft, our savings from a single fleet type may not be as large as we expect if we are unable to remove all of the structural costs that support.multiple fleet types across our operation.

Our failure to successfully implement Alaska's growth strategy and related cost-reduction goals could harm our business.

Alaska's growth strategy involves operating additional Boeing 737-800 aircraft, increasing the frequency of flights to markets we currently serve, expanding into new markets and increasing flight connection opportunities. It is critical that we achieve our growth strategy in order for our business to attain economies of scale and to sustain or improve our results of operations. If we are unable to hire and retain skilled personnel or to secure the required equipment and facilities, or if we are not able to otherwise successfully implement our growth strategy, our business and operations could be adversely affected.

We continue to strive toward aggressive cost-reduction goals that are an important part of our business strategy of offering the best value to passengers through competitive fares while at the same time achieving acceptable profit margins and return on capital. We believe having a lower cost structure better positions us to be able to fund our growth strategy and take advantage of market opportunities. If we are unable to further reduce our non-fuel unit costs, we likely likely not be able to achieve our growth plan and our financial results therefore may suffer.

Our indebtedness and other fixed obligations could increase the volatility of earnings and otherwise restrict our activities.

We have, and will continue to have for the foreseeable future, a significant amount of indebtedness. Due to our high fixed costs, including aircraft lease commitments and debt service, a decrease in revenues results in a disproportionately greater decrease in earnings. As of both December 31, 2006 and 2005, we had approximately $1.2 billion and $1.1 billion of indebtedness outstanding, respectively, approximately $1.1 billion and $859 million of which was secured by flight equipment and real property. In addition to long-term debt, we have significant other fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of December 31, 2006, future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year were approximately $1.1 billion for 2007 through 2011 and an aggregate of $680.6 million for the years thereafter.

As of December 31, 2006, we had commitments totaling $1.2 billion to purchase 51 additional aircraft through 2011. Although we have secured financing for a number of these commitments, there is no guarantee that additional financing will be available when required. Our inability to secure the financing could have a material adverse effect on our cash balances or result in delays in or our inability to take delivery of aircraft, which would impair our growth or fleet-simplification plans.

Our outstanding indebtedness and other fixed obligations could have important consequences. For example, they could:

- limit our ability to obtain additional financing for funding our growth strategy, capital expenditures, acquisitions, working capital or other purposes;
- require us to dedicate a material portion of our operating cash flow to fund lease payments and interest payments on indebtedness, thereby reducing funds available for other purposes; and
- limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions, including reacting to any economic slowdown in the airline industry.

We cannot ensure that we will be able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due. If we fail to do so, our business could be harmed.

Alaska is required to comply with specific financial covenants in certain agreements. We cannot be certain now that Alaska will be able to comply with these covenants or provisions or that these requirements will not limit our ability to finance our future operations or capital needs.


Annual Report

Our operations are often affected by factors beyond our control, including changing economic and other conditions, which could harm our financial condition and results of operations.

Like other airlines, our operations often are affected by changes in economic and other conditions caused by factors largely beyond our control, including:

- economic recession, interest rate increases, inflation, international or domestic conflicts, terrorist activity, or other changes in economic or business conditions;
- air traffic congestion at airports or other air traffic control problems;
- adverse weather conditions; and
- increased security measures or breaches in security.

Delays and cancellations frustrate passengers, reduce aircraft utilization and increase costs, all of which affect our profitability. Due to our geographic area of operations, we believe a significant portion of our operation is more susceptible to adverse weather conditions than that of many of our competitors. Any general reduction in airline passenger traffic as a result of any of the above-mentioned factors could harm our business, financial condition and results of operations.

We depend on a few key markets to be successful.

Our strategy is to focus on serving a few key markets, including Seattle, Portland, Los Angeles and Anchorage. A significant portion of our flights occurs to and from our Seattle hub. In 2006, traffic to and from Seattle accounted for 63% of our total traffic.

We believe that concentrating our service offerings in this way allows us to maximize our investment in personnel, aircraft, and ground facilities, as well as to gain greater advantage from sales and marketing efforts in those regions. As a result, we remain highly dependent on our key markets. Our business would be harmed by any circumstances causing a reduction in demand for air transportation in our key markets. An increase in competition in our key markets could also cause us to reduce fares or take other competitive measures that could harm our business, financial condition and results of operations.

The airline industry continues to face potential security concerns and related costs.

The terrorist attacks of September 11, 2001 and their aftermath have negatively affected the airline industry, including our company. More recently, the foiled terror plot in the United Kingdom in August 2006 resulted in new security measures that also impacted our company. Additional terrorist attacks, the fear of such attacks or other hostilities involving the U.S. could have a further significant negative effect on the airline industry, including us, and could:

- significantly reduce passenger traffic and yields due to a potentially dramatic drop in demand for air travel;
- significantly increase security and insurance costs;
- make war risk or other insurance unavailable or extremely expensive;
- increase fuel costs and the volatility of fuel prices;
- increase costs from airport shutdowns, flight cancellations and delays resulting from security breaches and perceived safety threats; and
- result in a grounding of commercial air traffic by the FAA.

The occurrence of any of these events would harm our business, financial condition and results of operations.

Increases in insurance costs or reductions in insurance coverage would harm our business, financial condition and results of operations.

Immediately following the September 11, 2001 terrorist attacks, aviation insurers dramatically increased airline insurance premiums and significantly reduced the insurance coverage available to airlines for third-party claims resulting from acts of terrorism, war or similar events to $50 million per event and in the aggregate. In light of this development, under the Air Transportation Safety and System Stabilization Act and the Homeland Security Act of 2002, as most recently amended by the Consolidated Appropriations Act of 2006, the U.S. government continues to offer domestic airlines either (i) third-party liability war risk coverage above $50 million, or (ii) in lieu of commercial war risk insurance, full hull, comprehensive and third-party liability war risk coverage. This coverage provides for the same limits of war and allied perils coverage for hull and comprehensive insurance and twice the limits of third-party liability insurance carried by the airline on September 11, 2001.

Although, in 2006, our insurance costs have decreased to pre-2001 levels, aviation insurers could increase their premiums again in the event of additional terrorist attacks, hijackings, airline accidents or other events adversely affecting the airline industry. Furthermore, the full hull, comprehensive and third-party war risk insurance provided by the government is currently mandated through September 30, 2007. Although the government may extend the deadline for providing such coverage, we cannot be certain that any extension will occur, or if it does, for how long the extension will last. It is expected that, should the government stop providing such coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government and the coverage will be much more limited, including smaller aggregate limits and shorter cancellation periods (i.e. 7 days or, in the case of certain events, a lesser period, including immediate termination). Significant increases in insurance premiums would adversely affect our business, financial condition and results of operations.

Changes in government regulation imposing additional requirements and restrictions on our operations or on the airports at which we operate could increase our operating costs and result in service delays and disruptions.

Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the U.S. Department of Transportation, the Transportation Security Administration and the Federal Aviation Administration (the "FAA") have issued regulations, relating to the maintenance and operation of airlines that have required significant expenditures. For example, the FAA has issued regulations covering, among other things, security measures, collision avoidance systems, noise abatement, environmental restrictions, safety procedures and maintenance regulations. Similarly, many aspects of an airline's operations are subject to increasingly stringent federal, state and local laws protecting the environment.

Because of significantly higher security and other costs incurred by airports since September 11, 2001, many airports have increased their rates and charges to air carriers. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. Although law makers may impose these additional fees and view them as "pass-through" costs, we believe that a higher total ticket price will influence consumer purchase and travel decisions and may result in an overall decline in passenger traffic, which would harm our business.

Our reputation and financial results could be harmed in the event of an airline accident or incident.

An accident or incident involving one of our aircraft could involve a significant loss of life and result in a loss of faith in our airlines by the flying public. In addition, we could experience significant potential claims from injured passengers and surviving relatives, as well as costs for the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. Although we strive to maintain the highest standards of safety and reliability and believe that should an accident or incident, nevertheless occur, we also currently maintain liability insurance in amounts and of the type generally consistent with industry practice. However, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured and even if it does not involve one of our airlines, could cause a public perception that our airlines or the equipment they fly is less safe or reliable than other transportation alternatives, which would harm our business.


Annual Report

We rely heavily on automated systems to operate our business and a failure of these systems or by their operators could harm our business.

We depend on automated systems to operate our business, including our computerized airline reservation system, our telecommunication systems, our website, our maintenance systems, and other systems. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our computerized reservation system to be able to issue, track and accept these electronic tickets. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information, and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures could reduce the attractiveness of our services and cause our customers to purchase tickets from another airline. In addition, we rely on other automated systems for crew scheduling, flight dispatch, and other operational needs. Disruption in, changes to, or a breach of these systems could result in the loss of important data, increase our expenses and possibly cause us to temporarily cease our operations.

We rely on partner airlines for codeshare and frequent flyer marketing arrangements.

Alaska and Horizon are parties to marketing agreements with a number of domestic and international air carriers, or "partners," including but not limited to American Airlines, Continental Airlines, Delta Airlines and Northwest Airlines. These agreements provide that certain flight segments operated by us are held out as partner "codeshare" flights and that certain partner flights are held out for sale as Alaska codeshare flights. In addition, the agreements generally provide that members of Alaska's Mileage Plan program can earn miles on or redeem miles for partner flights and vice versa. We receive a significant amount of revenue from flights sold under codeshare arrangements. In addition, we believe that the frequent flyer arrangements are an important part of our Mileage Plan program. The loss of a significant partner or certain partner flights could have a negative effect on our revenues or the attractiveness of our Mileage Plan, which we believe is a source of competitive advantage. In September 2005, both Northwest and Delta filed for protection under Chapter 11 of the Bankruptcy Code and both plan to exit sometime in 2007. Although Delta has already filed a reorganization plan that does not include termination of our codeshare arrangement, Northwest could propose a plan of reorganization that would seek to modify or terminate some or all of these agreements.

We rely on third-party vendors for certain critical activities.

We have historically relied on outside vendors for a variety of services and functions critical to our business, including airframe and engine maintenance, ground handling, fueling, computer reservation system hosting and software maintenance. As part of our cost reduction efforts, our reliance on outside vendors has increased and may continue to do so in the future. In recent years, Alaska has subcontracted its heavy aircraft maintenance, fleet service, facilities maintenance, and ground handling services at certain airports, including Seattle-Tacoma International Airport, to outside vendors.

Our increased use of outside vendors increases our exposure to several risks. In the event that one or more vendors goes into bankruptcy, ceases operation or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. Although we believe that our vendor oversight and quality control is among the best in the industry, if one of our vendors fails to perform adequately we may experience increased costs, delays, maintenance issues, safety issues or negative public perception of our airline. In late 2005 and early 2006, Alaska experienced a number of negative press reports following several aircraft incidents in Seattle. The Company has taken steps to increase supervision and training of vendor personnel in order to reduce the risk of further incidents and negative publicity. Vendor bankruptcies, unionization, regulatory compliance issues or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force Alaska to renegotiate existing agreements on less favorable terms. These events could result in disruptions in Alaska's operations or increases in its cost structure.

We are dependent on a limited number of suppliers for aircrafts and parts.

Alaska is dependent on Boeing as its sole supplier for aircraft and many aircraft parts. Horizon is similarly dependent on Bombardier. As a result, we are more vulnerable to any problems associated with the supply of those aircraft and parts, including design defects, mechanical problems, contractual performance by the manufacturers, or adverse perception by the public that would result in customer avoidance or in actions by the FAA resulting in an inability to operate our aircraft. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

We may not be able to redeploy aircraft returning from Frontier JetExpress operations in a timely manner, which could negatively impact our financial performance.

Horizon operates regional jet service branded as Frontier JetExpress with Frontier Airlines that began in January 2004, but that is currently in the process of being discontinued. Nine CRJ-700 aircraft will be returned to Horizon's operating fleet in 2007. In 2006, this service represented approximately 23% of Horizon's total capacity and approximately 8% of Horizon's passenger revenue. If we are unable to redeploy the capacity from these aircraft into our system, we could lose associated revenues thereby adversely affecting our results of operations and financial performance.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None

ITEM 2. *PROPERTIES*

Aircraft

The following tables describe the aircraft we operate and their average age at December 31, 2006:

Aircraft Type	Passenger Capacity	Owned	Leased	Total	Average Age in Years
Alaska Airlines					
Boeing 737-200C	111	2	—	2	24.9
Boeing 737-400*	144	8	31	39	11.7
Boeing 737-400F	—	1	—	1	7.8
Boeing 737-700	124	17	5	22	5.8
Boeing 737-800	157	12	3	15	0.7
Boeing 737-900	172	12	—	12	4.4
Boeing MD-80	140	18	5	23	14.4
		70	44	114	9.1
Horizon Air					
Bombardier Q200	37	—	28	28	8.8
Bombardier Q400	74	5	15	20	5.1
Bombardier CRJ-700	70	2	19	21	4.5
		7	62	69	6.4

* Four of our B737-400 aircraft are currently being converted into combination passenger/cargo aircraft, two of which were delivered in January 2007 and the remaining two are expected to be completed in the second quarter of 2007.

Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," discusses future orders and options for additional aircraft.

As of December 31, 2006, 42 of the 70 aircraft owned by Alaska and five of the seven aircraft owned by Horizon are subject to liens securing long-term debt, and the majority of the other owned Alaska aircraft serve as collateral for our $160 million line-of-credit facility. Alaska's leased 737-400, 737-700, 737-800 and MD-80 aircraft have lease expiration dates between 2007 and 2016, between 2007 and 2010, between 2015 and 2018, and between 2007 and 2012, respectively. Horizon's leased Q200, Q400 and CRJ-700 aircraft have expiration dates between 2012 and 2014, between 2018 and 2019, and between 2007 and 2020, respectively. Alaska and Horizon have the option to extend most of the leases for additional periods, or the right to purchase the aircraft at the end of the lease term, usually at the then-fair-market value of the aircraft.

In 2006, Alaska announced a plan to transition to an all-Boeing 737 fleet by the end of 2008, which includes the accelerated retirement of our MD-80 fleet. Giving consideration to this fleet transition plan, the following table displays the currently anticipated fleet counts for Alaska and Horizon as of the end of each quarter on 2007 and as of December 31, 2008:

	31-Mar-07	30-Jun-07	30-Sep-07	31-Dec-07	31-Dec-08
Alaska Airlines					
MD80	21	20	17	15	—
737-400	37	35	35	35	35
737-400F**	1	1	1	1	1
737-400C**	2	4	4	4	4
737-700	20	20	20	20	20
737-800*	20	22	25	29	42
737-900	12	12	12	12	12
Totals	113	114	114	116	114
Horizon Air					
Q200	26	23	20	17	12
Q400	26	32	33	33	33
CRJ-700	21	20	20	20	20
	73	75	73	70	65

* The total assumes Alaska will identify one airplane for delivery in 2008 for which the Company has not yet secured a delivery position.

**F=Freighter; C=Combination freighter/passenger

Although the number of aircraft in our operating fleet at the end of each period presented remains relatively consistent, it is important to note that the larger B737-800s and the Q400s are replacing the smaller gauge MD-80s and Q200s. Therefore, our total available capacity will increase even though the number of aircraft remain consistent.

Ground Facilities and Services

Alaska and Horizon lease ticket counters, gates, cargo and baggage space, office space, and other support areas at the majority of the airports they serve. Alaska also owns terminal buildings in various cities in the state of Alaska.

Alaska has centralized operations in several buildings located at or near Seattle-Tacoma International Airport (Sea-Tac) in Seattle, Washington. These include a five-bay hangar and shops complex (used primarily for line maintenance), a flight operations and training center, an air cargo facility, an information technology office and mainframe computer facility, two office buildings, and corporate headquarters complex. Alaska also leases a stores warehouse, and office spaces for a reservation facility and for various administrative functions in Kent, WA. Alaska's major facilities outside of Seattle include a regional headquarters building, an air cargo facility and a hangar/office facility in Anchorage, as well as leased reservations facilities in Phoenix, AZ and Boise, ID.

Horizon owns its Seattle corporate headquarters building. It leases an operations, training, and aircraft maintenance facility in Portland and maintenance facilities in Boise, Pasco, Seattle and Spokane. Alaska uses its own employees for ground handling services at airports in the state of Alaska. At other airports throughout our system, those services are contracted to various third-party vendors.

ITEM 3. *LEGAL PROCEEDINGS*

In March 2005, Alaska filed a lawsuit in federal district court in Seattle against the International Association of Machinists (IAM) seeking to compel arbitration of a dispute regarding the permissibility, under the collective bargaining agreement, of subcontracting Alaska's ramp service operation in Seattle. On May 10, 2005, the IAM filed a counter claim against Alaska alleging that Alaska violated the Railway Labor Act status quo and engaged in bad faith bargaining by, among other things, stating that it would subcontract the Seattle ramp work if it could not reach agreement with the IAM on an acceptable new labor contract. On May 13, 2005, Alaska subcontracted the ramp service operation in Seattle, resulting in the immediate reduction of approximately 475 employees represented by the IAM. Alaska filed a motion to dismiss the IAM counterclaim.

In April 2006, the federal district court in Seattle granted voluntary dismissal of Alaska's lawsuit against the International Association of Machinists (IAM) seeking to compel arbitration of dispute regarding the permissibility of subcontracting of Alaska's ramp service operation in Seattle. At the same time, the court also dismissed a counterclaim by the IAM alleging that Alaska violated the Railway Labor Act status quo and engaged in bad faith bargaining. The appeal period has expired and these matters are closed.

Additionally, the IAM filed a grievance against Alaska alleging that Alaska violated the collective bargaining agreement by, among other things, subcontracting the ramp service operation in Seattle when the parties could not reach agreement on an acceptable labor contract. Arbitration for this matter commenced in January 2007 and is scheduled to resume in April 2007.

Despite more than a year of negotiations to reach a mutual agreement, in December 2006, we were notified by the City of Los Angeles that terminal charges related to our operations at Los Angeles International Airport (LAX) would be unilaterally increased dramatically for 2007 and beyond. Additionally, maintenance and operations fees were increased retroactively to January 2006. These increases were made applicable for all airlines operating in Terminals 1 and 3 at LAX, but were not imposed on airlines operating in Terminals 2 and 4 through 8, because of their long-term leases currently in effect. We, along with other airlines in Terminals 1 and 3, have filed a complaint with the Department of Transportation (DOT) alleging that these disparate changes of such great amounts and the long duration of such changes constitute unreasonable discrimination under federal statutes and DOT and FAA policies. By statue, this question will be resolved by the U.S. Secretary of Transportation early in the summer of 2007. An adverse decision by the Secretary could be appealed to the Federal Circuit Court in Washington, D.C.

In addition to the cases noted above, we are a party to routine litigation incidental to our business.

Management believes the ultimate disposition of these matters is not likely to materially affect our financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts; it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.


Annual Report

ITEM 4. ***SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS***

None

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Alaska Air Group, Inc. (including its subsidiaries Alaska and Horizon), their positions and their respective ages (as of February 1, 2007) are as follows:

Name	Position	Age	Air Group or Subsidiary Officer Since
William S. Ayer	Chairman, President and Chief Executive Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.	52	1985
Bradley D. Tilden	Executive Vice President/Finance and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.	46	1994
Kevin Finan	Executive Vice President/Operations of Alaska Airlines, Inc.	59	2000
Keith Loveless	Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.	50	1996
Gregg Saretsky	Executive Vice President/Marketing and Planning of Alaska Airlines, Inc.	47	1998
Jeffrey D. Pinneo	President and Chief Executive Officer of Horizon Air Industries, Inc.	50	1990
Brandon S. Pedersen	Vice President, Finance and Controller of Alaska Air Group, Inc. and Alaska Airlines, Inc. (Principal Accounting Officer)	40	2003

Mr. Ayer has been our President since February 2003 and became our Chairman and Chief Executive Officer in May 2003. Mr. Ayer is also Chairman, President and Chief Executive Officer of Alaska Airlines. He has served as Alaska Airlines' Chairman since February 2003, as Chief Executive Officer since January 2002 and as President since November 1997. Prior thereto, he was Sr. Vice President/Customer Service, Marketing and Planning of Alaska Airlines from January 1997, and Vice President/Marketing and Planning from August 1995. Prior thereto, he served as Sr. Vice President/Operations of Horizon Air from January 1995. Mr. Ayer serves on the boards of Alaska Airlines, Puget Sound Energy, the Alaska Airlines Foundation, Angel Flight America, Inc., and the Museum of Flight. He also serves on the University of Washington Business School Advisory Board.

Mr. Tilden joined Alaska Airlines in 1991, became controller of Alaska Airlines and Alaska Air Group in 1994, CFO in February 2000 and Executive Vice President/Finance in January 2002.

Mr. Finan became Executive Vice President/Operations in January 2006 to fill the position held by George Bagley upon his retirement. Prior to his appointment, Mr. Finan was Vice President/Flight Operations and had held that position since 2000.

Mr. Loveless became Corporate Secretary and Assistant General Counsel of Alaska Air Group and Alaska Airlines in 1996. In 1999, he was named Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group and Alaska Airlines.

Mr. Saretsky joined Alaska Airlines in March 1998 as Vice President/Marketing and Planning. In 2000 he became Senior Vice President/Marketing and Planning, and in January 2002 was elected Executive Vice President/Marketing and Planning of Alaska Airlines.

Mr. Pinneo became Vice President/Passenger Service of Horizon Air Industries in 1990 following nine years at Alaska Airlines in various marketing roles. In January 2002 he was named President and CEO of Horizon Air.

Mr. Pedersen joined Alaska Airlines in 2003 as Staff Vice President/Finance and Controller of Alaska Air Group and Alaska Airlines and was elected Vice President/Finance and Controller for both entities in 2006.

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES*

As of December 31, 2006, there were 40,293,689 shares of common stock of Alaska Air Group, Inc. issued and outstanding and 3,707 shareholders of record. We also held 2,207,474 treasury shares at a cost of $50.4 million. We have not paid dividends on the common stock since 1992. Our common stock is listed on the New York Stock Exchange (symbol: ALK).

The following table shows the trading range of Alaska Air Group, Inc. common stock on the New York Stock Exchange.

	2006		2005	
	High	**Low**	**High**	**Low**
First Quarter	**$36.19**	**$29.44**	$34.00	$27.45
Second Quarter	**40.54**	**33.86**	31.50	25.55
Third Quarter	**41.09**	**33.60**	35.72	28.38
Fourth Quarter	**45.85**	**37.50**	37.86	28.22

Sales of Non-Registered Securities

None

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Annual Report

Performance Graph

The following graph compares our cumulative total stockholder return since December 31, 2001 with the S&P 500 Index and the Dow Jones U.S. Airlines Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 31, 2001.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Alaska Air Group, Inc., The S & P 500 Index

And The Dow Jones U.S. Airlines Index**



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06
Alaska Air Group, Inc.
S & P 500
Dow Jones U.S. Airlines

* $100 invested on 12/31/01 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

** The Dow Jones U.S. Airlines Index includes AirTran Holdings Inc., Alaska Air Group Inc., AMR Corp., Continental Airlines Inc., JetBlue Airways Corp., Skywest Inc., Southwest Airlines Co., UAL Corp., and US Airways Group Inc.

Equity Compensation Plan Information

The Company has a shareholder-approved equity plan that enables the Compensation Committee of the Board of Directors to make awards of equity-based compensation that we believe are important tools to attract and retain key employees.

The table below provides information, as of the end of the most recently completed fiscal year, concerning securities authorized for issuance under current and former equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuanceunder Equity Compensation Plans (excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	2,468,420	$25.93	875,295
Equity compensation plans not approved by security holders	538,020	33.99	—
Total	3,006,440	$27.38	875,295

The shares to be issued under plans not approved by stockholders relate to the Company's 1997 Long-Term Incentive Equity Plan. This plan was adopted by the Board of Directors in 1997 and did not require stockholder approval because no grants to executive officers were allowed under the plan.

1997 Long-Term Incentive Equity Plan (the "1997 Plan")

The 1997 Plan terminated on November 3, 2002 and no further awards may be made. Awards granted before that date remain outstanding in accordance with their terms.

2004 Long-Term Incentive Equity Plan (the "2004 Plan")

The 2004 Plan became effective on May 18, 2004 and shall terminate on May 18, 2014 unless otherwise terminated earlier by the Board. Under the 2004 Plan, awards can be made to any board director, executive officer or employee of the Company. Awards can be made in the form of stock options, SARs or stock awards. The Compensation Committee of the Board of Directors administers the 2004 Plan. In addition, the 2004 Plan authorizes the granting of shares to board members according to the terms described below.

Each member of the Board of Directors of the Company who is not employed by the Company or any of its subsidiaries is an eligible director. Each year on the first business day following that year's annual meeting of stockholders, a portion of an eligible director's annual retainer for services as a director for the coming year is paid in shares of common stock having a total value of $15,000. In addition, each eligible director may elect to reduce his or her annual cash retainer and to receive instead a number of shares of common stock equal in value to the amount of the reduction on the same date the stock payment described above is made.

Directors have the right to vote and receive dividends on shares that have been issued under the 2004 Plan. The shares are not forfeited when participants leave the Board or otherwise become ineligible to continue in the 2004 Plan.


Annual Report

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	2006	2005	2004	2003	2002
Consolidated Financial Data:					
Year Ended December 31 (in millions, except per share amounts):					
Operating Revenues	**$3,334.4**	$2,975.3	$2,723.8	$2,444.8	$2,224.1
Operating Expenses	**3,421.7**	2,808.8	2,718.1	2,455.9	2,306.6
Operating Income (Loss)	**(87.3)**	166.5	5.7	(11.1)	(82.5)
Nonoperating income (expense), net (a)	**(0.5)**	(29.3)	(26.3)	40.1	(19.3)
Income (loss) before income tax and accounting change	**(87.8)**	137.2	(20.6)	29.0	(101.8)
Income (loss) before accounting change	**(52.6)**	84.5	(15.3)	13.5	(67.2)
Net Income (Loss)	**$ (52.6)**	$ (5.9)	$ (15.3)	$ 13.5	$ (118.6)
Average basic shares outstanding	**37.939**	27.609	26.859	26.648	26.546
Average diluted shares outstanding	**37.939**	33.917	26.859	26.730	26.546
Basic earnings (loss) per share before accounting change	**$ (1.39)**	$ 3.06	$ (0.57)	$ 0.51	$ (2.53)
Basic earnings (loss) per share (b) (c)	**(1.39)**	(0.21)	(0.57)	0.51	(4.47)
Diluted earnings (loss) per share before accounting change	**(1.39)**	2.65	(0.57)	0.51	(2.53)
Diluted earnings (loss) per share (b) (c)	**(1.39)**	(0.01)	(0.57)	0.51	(4.47)
At End of Period (in millions, except ratio):					
Total assets	**$4,077.1**	$3,792.0	$3,335.0	$3,259.2	$2,880.7
Long-term debt and capital lease obligations, net of current portion	**1,031.7**	969.1	989.6	906.9	856.7
Shareholders' equity	**885.5**	827.6	664.8	674.2	655.7
Ratio of earnings to fixed charges (d)	**0.42**	1.78	0.89	1.22	0.28
Alaska Airlines Operating Data:					
Revenue passengers (000)	**17,165**	16,759	16,295	15,047	14,154
Revenue passenger miles (RPM) (000,000)	**17,822**	16,915	16,231	14,554	13,186
Available seat miles (ASM) (000,000)	**23,278**	22,292	22,276	20,804	19,360
Revenue passenger load factor	**76.6%**	75.9%	72.9%	70.0%	68.1%
Yield per passenger mile	**13.76¢**	12.91¢	12.47¢	12.65¢	12.65¢
Operating revenues per ASM	**11.57¢**	10.84¢	10.02¢	9.74¢	9.47¢
Operating expenses per ASM	**11.98¢**	10.21¢	10.07¢	9.81¢	9.82¢
Average number of full-time equivalent employees	**9,322**	9,065	9,968	10,040	10,142
Horizon Air Operating Data (e):					
Revenue passengers (000)	**6,860**	6,481	5,930	4,934	4,815
Revenue passenger miles (RPM) (000,000)	**2,691**	2,475	2,155	1,640	1,514
Available seat miles (ASM) (000,000)	**3,632**	3,400	3,107	2,569	2,428
Revenue passenger load factor	**74.1%**	72.8%	69.3%	63.9%	62.4%
Yield per passenger mile	**23.53¢**	21.98¢	22.61¢	26.96¢	26.02¢
Operating revenues per ASM	**17.73¢**	16.36¢	16.20¢	18.06¢	17.29¢
Operating expenses per ASM	**17.40¢**	15.50¢	15.57¢	17.75¢	17.78¢
Average number of full-time equivalent employees	**3,611**	3,456	3,423	3,359	3,476

(a) Includes capitalized interest of $24.7 million, $8.9 million, $1.7 million, $2.3 million, and $2.7 million for 2006, 2005, 2004, 2003, and 2002, respectively.

(b) For 2002, basic and diluted earnings per share include $(1.94) per share for the $51.4 million cumulative effect of the accounting change in connection with the impairment of goodwill.

(c) For 2005, basic and diluted earnings per share include $(3.27) per share and $(2.66) per share, respectively, for the $90.4 million, net of tax, cumulative effect of the change in accounting policy for major airframe and engine overhauls.

(d) For 2006, 2004, and 2002 earnings are inadequate to cover fixed charges by $107.7 million, $17.4 million, and $99.5 million, respectively. See Exhibit 12.1 to this Form 10-K.

(e) Includes Horizon services operated as Frontier JetExpress in 2006, 2005 and 2004.

Alaska Airlines Financial and Statistical Data

	Quarter Ended December 31			Year Ended December 31				
	2006	2005	% Change	2006	2005	% Change	2004	% Change
Financial Data (in millions):								
Operating Revenues:								
Passenger	**$570.6**	$526.4	8.4	**$2,453.1**	$2,183.0	12.4	$2,023.6	7.9
Freight and mail	**21.6**	21.9	(1.4)	**93.4**	90.3	3.4	86.4	4.5
Other—net	**40.0**	38.9	2.8	**146.0**	142.8	2.2	123.0	16.1
Total Operating Revenues	**632.2**	587.2	7.7	**2,692.5**	2,416.1	11.4	2,233.0	8.2
Operating Expenses:								
Wages and benefits	**190.4**	173.4	9.8	**743.3**	722.1	2.9	795.3	(9.2)
Variable incentive pay	**10.4**	7.8	33.3	**27.7**	15.3	81.0	4.4	247.7
Aircraft fuel, including hedging gains and losses	**189.8**	192.4	(1.4)	**757.0**	476.0	59.0	396.7	20.0
Aircraft maintenance	**38.2**	41.7	(8.4)	**156.8**	185.2	(15.3)	145.8	27.0
Aircraft rent	**26.3**	29.6	(11.1)	**110.9**	116.8	(5.1)	113.5	2.9
Landing fees and other rentals	**40.3**	39.0	3.3	**158.2**	156.2	1.3	136.3	14.6
Contracted services	**33.4**	32.9	1.5	**131.8**	119.9	9.9	96.5	24.2
Selling expenses	**31.5**	30.4	3.6	**141.5**	132.6	6.7	137.9	(3.8)
Depreciation and amortization	**38.2**	32.5	17.5	**137.8**	125.4	9.9	128.1	(2.1)
Food and beverage service	**12.2**	12.8	(4.7)	**48.3**	48.8	(1.0)	49.8	(2.0)
Other	**42.7**	38.7	10.3	**161.1**	157.6	2.2	148.6	6.1
Fleet transition costs	**—**	—	NM	**189.5**	—	NM	—	NM
Restructuring charges and adjustments	**(7.6)**	(0.3)	NM	**24.8**	20.4	NM	53.4	NM
Impairment of aircraft and related spare parts	**—**	—	NM	**—**	—	NM	36.8	NM
Total Operating Expenses	**645.8**	630.9	2.4	**2,788.7**	2,276.3	22.5	2,243.1	1.5
Operating Income (Loss)	**(13.6)**	(43.7)	NM	**(96.2)**	139.8	NM	(10.1)	NM
Interest income	**15.1**	9.4		**56.3**	32.5		26.2	
Interest expense	**(19.8)**	(14.3)		**(73.3)**	(51.2)		(44.1)	
Interest capitalized	**6.0**	3.6		**21.5**	8.1		1.1	
Other—net	**0.2**	(1.3)		**(0.5)**	(5.0)		(0.1)	
	1.5	(2.6)		**4.0**	(15.6)		(16.9)	
Income (Loss) Before Income Tax and Accounting Change	**$(12.1)**	$(46.3)	NM	**$ (92.2)**	$ 124.2	NM	$ (27.0)	NM
Operating Statistics:								
Revenue passengers (000)	**4,107**	4,043	1.6	**17,165**	16,759	2.4	16,295	2.8
RPMs (000,000) "traffic"	**4,243**	4,104	3.4	**17,822**	16,915	5.4	16,231	4.2
ASMs (000,000) "capacity"	**5,755**	5,556	3.6	**23,278**	22,292	4.4	22,276	0.1
Passenger load factor	**73.7%**	73.9%	(0.2)pts	**76.6%**	75.9%	0.7pts	72.9%	3.0pts
Yield per passenger mile	**13.45¢**	12.83¢	4.8	**13.76¢**	12.91¢	6.7	12.47¢	3.5
Operating revenues per ASM	**10.99¢**	10.57¢	4.0	**11.57¢**	10.84¢	6.7	10.02¢	8.2
Operating expenses per ASM (a)	**11.22¢**	11.36¢	(1.2)	**11.98¢**	10.21¢	17.3	10.07¢	1.4
Operating expense per ASM excluding fuel, fleet transition costs, restructuring charges and adjustments, the 2005 navigation fee refund, and impairment (a)	**8.06¢**	7.90¢	2.0	**7.81¢**	8.01¢	(2.5)	7.92¢	1.1
GAAP fuel cost per gallon (a)	**$ 2.18**	$ 2.24	(2.7)	**$ 2.14**	$ 1.37	56.2	$ 1.12	22.5
Economic fuel cost per gallon (a)	**$ 1.98**	$ 1.69	17.2	**$ 1.92**	$ 1.53	25.5	$ 1.26	21.4
Fuel gallons (000,000)	**87.1**	85.7	1.6	**354.3**	346.4	2.3	354.7	(2.3)
Average number of full-time equivalent employees	**9,485**	8,937	6.1	**9,322**	9,065	2.8	9,968	(9.1)
Aircraft utilization (blk hrs/day)	**10.6**	10.8	(1.9)	**11.0**	10.8	1.9	11.0	(1.8)
Average aircraft stage length (miles)	**914**	905	1.0	**919**	898	2.3	890	0.9
Operating fleet at period-end	**114**	110	3.6	**114**	110	3.6	108	1.9

NM = Not Meaningful

(a) See Note A on page 30.

Horizon Air Financial and Statistical Data

	Quarter Ended December 31			Year Ended December 31				
	2006	2005	% Change	2006	2005	% Change	2004	% Change
Financial Data (in millions):								
Operating Revenues:								
Passenger	**$155.0**	$138.2	12.2	**$633.1**	$544.0	16.4	$487.3	11.6
Freight and mail	**0.9**	0.9	0.0	**3.9**	3.8	2.6	3.9	(2.6)
Other—net	**2.9**	1.8	61.1	**7.0**	8.6	(18.6)	12.0	(28.3)
Total Operating Revenues	**158.8**	140.9	12.7	**644.0**	556.4	15.7	503.2	10.6
Operating Expenses:								
Wages and benefits	**49.0**	45.1	8.6	**189.3**	173.7	9.0	162.6	6.8
Variable incentive pay	**2.3**	1.7	35.3	**9.1**	4.7	93.6	0.9	422.2
Aircraft fuel, including hedging gains and losses	**30.0**	29.1	3.1	**116.5**	72.9	59.8	58.5	24.6
Aircraft maintenance	**23.9**	12.2	95.9	**73.9**	43.3	70.7	38.3	13.1
Aircraft rent	**17.3**	17.4	(0.6)	**69.3**	70.2	(1.3)	73.9	(5.0)
Landing fees and other rentals	**11.6**	12.0	(3.3)	**46.9**	47.7	(1.7)	41.4	15.2
Contracted services	**6.9**	6.1	13.1	**27.0**	23.8	13.4	20.7	15.0
Selling expenses	**6.3**	7.0	(10.0)	**31.5**	29.1	8.2	26.5	9.8
Depreciation and amortization	**4.9**	4.8	2.1	**18.5**	16.8	10.1	13.4	25.4
Food and beverage service	**0.7**	0.6	16.7	**2.9**	2.5	16.0	2.1	19.0
Other	**9.9**	11.2	(11.6)	**46.9**	42.2	11.1	42.0	0.5
Impairment of aircraft and related spare parts	**—**	—		**—**	—		3.4	NM
Total Operating Expenses	**162.8**	147.2	10.6	**631.8**	526.9	19.9	483.7	8.9
Operating Income (Loss)	**(4.0)**	(6.3)	NM	**12.2**	29.5	NM	19.5	NM
Interest income	**1.0**	0.6		**3.7**	1.6		1.1	
Interest expense	**(1.6)**	(1.2)		**(7.4)**	(5.5)		(3.9)	
Interest capitalized	**1.1**	0.4		**3.2**	0.8		0.6	
Other—net	**—**	(0.1)		**—**	—		(0.2)	
	0.5	(0.3)		**(0.5)**	(3.1)		(2.4)	
Income (Loss) Before Income Tax and Accounting Change	**$ (3.5)**	$ (6.6)	NM	**$ 11.7**	$ 26.4	NM	$ 17.1	NM
Operating Statistics:								
Revenue passengers (000)	**1,689**	1,613	4.7	**6,860**	6,481	5.8	5,930	9.3
RPMs (000,000) "traffic"	**659**	632	4.3	**2,691**	2,475	8.7	2,155	14.8
ASMs (000,000) "capacity"	**903**	858	5.2	**3,632**	3,400	6.8	3,107	9.4
Passenger load factor	**73.0%**	73.7%	(0.7)pts	**74.1%**	72.8%	1.3pts	69.3%	3.5pts
Yield per passenger mile	**23.52¢**	21.87¢	7.6	**23.53¢**	21.98¢	7.0	22.61¢	(2.8)
Operating revenues per ASM	**17.59¢**	16.42¢	7.1	**17.73¢**	16.36¢	8.4	16.20¢	1.0
Operating expenses per ASM (a)	**18.03¢**	17.16¢	5.1	**17.40¢**	15.50¢	12.2	15.57¢	(0.5)
Operating expenses per ASM excluding fuel and impairment (a)	**14.71¢**	13.76¢	6.8	**14.19¢**	13.35¢	6.3	13.58¢	(1.7)
GAAP fuel cost per gallon (a)	**$ 2.19**	$ 2.29	(4.4)	**$ 2.14**	$ 1.41	51.8	$ 1.18	19.5
Economic fuel cost per gallon (a)	**$ 1.98**	$ 1.74	13.8	**$ 1.93**	$ 1.58	22.2	$ 1.31	20.6
Fuel gallons (000,000)	**13.7**	12.7	7.9	**54.3**	51.3	5.8	49.7	3.2
Average number of full-time equivalent employees	**3,670**	3,537	3.8	**3,611**	3,456	4.5	3,423	1.0
Aircraft utilization (blk hrs/day)	**8.6**	8.7	(1.1)	**8.8**	8.7	1.1	8.3	4.8
Operating fleet at period-end	**69**	65	6.2	**69**	65	6.2	65	—

NM = Not Meaningful

(a) See Note A on page 30.

Note A:

Pursuant to Item 10 of Regulation S-K, we are providing disclosure of the reconciliation of reported non-GAAP financial measures to their most directly comparable financial measures reported on a GAAP basis. The non-GAAP financial measures provide management the ability to measure and monitor performance both with and without the cost of aircraft fuel (including the gains and losses associated with our fuel hedging program where appropriate), fleet transition costs, restructuring charges and adjustments, and a 2005 navigation fee refund. Because the cost and availability of aircraft fuel are subject to many economic and political factors beyond our control and we record changes in the fair value of our hedge portfolio in our income statement, it is our view that the measurement and monitoring of performance without fuel is important. In addition, we believe the disclosure of financial performance without fleet transition costs, restructuring charges, and the navigation fee refund is useful to investors. Finally, these non-GAAP financial measures are also more comparable to financial measures reported to the Department of Transportation by other major network airlines.

The following tables reconcile our non-GAAP financial measures to the most directly comparable GAAP financial measures for both Alaska Airlines, Inc. and Horizon Air Industries, Inc.:

Alaska Airlines, Inc.:

($ in millions)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	**2005**	**2006**	**2005**
Unit cost reconciliations:				
Operating expenses	**$ 645.8**	$ 630.9	**$2,788.7**	$2,276.3
ASMs (000,000)	**5,755**	5,556	**23,278**	22,292
Operating expenses per ASM	**11.22¢**	11.36¢	**11.98¢**	10.21¢
Operating expenses	**$ 645.8**	$ 630.9	**$2,788.7**	$2,276.3
Less: aircraft fuel	**(189.8)**	(192.4)	**(757.0)**	(476.0)
Less: fleet transition costs	**—**	—	**(189.5)**	—
Less: restructuring charges and adjustments	**7.6**	0.3	**(24.8)**	(20.4)
Add: navigation fee refund	**—**	—	**—**	4.7
Operating expenses excluding fuel, fleet transition costs, restructuring charges and adjustments, and the 2005 navigation fee refund	**$ 463.6**	$ 438.8	**$1,817.4**	$1,784.6
ASMs (000,000)	**5,755**	5,556	**23,278**	22,292
Operating expenses per ASM excluding fuel, fleet transition costs, restructuring charges and adjustments, and the 2005 navigation fee refund	**8.06¢**	7.90¢	**7.81¢**	8.01¢
Reconciliation to GAAP income (loss) before taxes and accounting change:				
Income (loss) before taxes and accounting change, excluding mark-to-market hedging gains (losses), fleet transition costs, restructuring charges and adjustments, and the 2005 navigation fee refund	**$ (1.9)**	$ 0.5	**$ 200.5**	$ 85.8
Mark-to-market hedging gains (losses) included in aircraft fuel	**(17.8)**	(47.1)	**(78.4)**	53.1
Less: fleet transition costs	**—**	—	**(189.5)**	—
Less: restructuring charges and adjustments	**7.6**	0.3	**(24.8)**	(20.4)
Add: navigation fee refund and related interest received	**—**	—	**—**	5.7
GAAP income (loss) before taxes and accounting change as reported	**$ (12.1)**	$ (46.3)	**$ (92.2)**	$ 124.2

($ in millions except per gallon amounts)	Three Months Ended December 31			
	2006		2005	
		Cost/Gal		Cost/Gal
Aircraft fuel reconciliations:*				
Raw or "into-plane" fuel cost	**$180.0**	**$ 2.07**	$ 172.7	$ 2.02
Less: gains on settled hedges	**(8.0)**	**(0.09)**	(27.4)	(0.33)
Economic fuel expense*	**$172.0**	**$ 1.98**	$ 145.3	$ 1.69
Add: mark-to-market net losses related to hedges that settle in future periods, including the reclassification of previously recorded mark-to-market gains on settled hedges	**17.8**	**0.20**	47.1	0.55
GAAP fuel expense*	**$189.8**	**$ 2.18**	$ 192.4	$ 2.24
Fuel gallons (000,000)	**87.1**		85.7	

	Twelve Months Ended December 31			
	2006		2005	
		Cost/Gal		Cost/Gal
Raw or "into-plane" fuel cost	**$765.6**	**$ 2.16**	$ 637.9	$ 1.84
Less: gains on settled hedges	**(87.0)**	**(0.24)**	(108.8)	(0.31)
Economic fuel expense*	**$678.6**	**$ 1.92**	$ 529.1	$ 1.53
Mark-to-market net (gains) losses related to hedges that settle in future periods, including the reclassification of previously recorded mark-to-market gains on settled hedges	**78.4**	**0.22**	(53.1)	(0.16)
GAAP fuel expense*	**$757.0**	**$ 2.14**	$ 476.0	$ 1.37
Fuel gallons (000,000)	**354.3**		346.4	

* Beginning in the first quarter of 2006, the Company records all fuel hedging activity, including mark-to-market gains and losses, in aircraft fuel expense. Prior year amounts have been reclassified for consistency.

Horizon Air Industries, Inc.

($ in millions)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	**2005**	**2006**	**2005**
Unit cost reconciliations:				
Operating expenses	**$162.8**	$147.2	**$ 631.8**	$526.9
ASMs (000,000)	**903**	858	**3,632**	3,400
Operating expenses per ASM	**18.03¢**	17.16¢	**17.40¢**	15.50¢
Operating expenses	**$162.8**	$147.2	**$ 631.8**	$526.9
Less: aircraft fuel	**(30.0)**	(29.1)	**(116.5)**	(72.9)
Operating expenses excluding fuel	**$132.8**	$118.1	**$ 515.3**	$454.0
ASMs (000,000)	**903**	858	**3,632**	3,400
Operating expenses per ASM excluding fuel	**14.71¢**	13.76¢	**14.19¢**	13.35¢

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	**2005**	**2006**	**2005**
Reconciliation to GAAP income (loss) before taxes and accounting change:				
Income (loss) before taxes and accounting change, excluding mark-to-market hedging gains (losses)	**$ (0.5)**	$ 0.4	$ 23.2	$ 17.8
Mark-to-market hedging gains (losses) included in aircraft fuel	**(3.0)**	(7.0)	(11.5)	8.6
GAAP income (loss) before taxes and accounting change as reported	**$ (3.5)**	$ (6.6)	$ 11.7	$ 26.4

Aircraft fuel reconciliations:*

	Three Months Ended December 31			
	2006		2005	
($ in millions except per gallon amounts)		Cost/Gal		Cost/Gal
Raw or "into-plane" fuel cost	$ 28.3	$ 2.07	$ 26.1	$ 2.06
Less: gains on settled hedges	(1.3)	(0.09)	(4.0)	(0.32)
Economic fuel expense*	$ 27.0	$ 1.98	$ 22.1	$ 1.74
Add: mark-to-market net losses related to hedges that settle in future periods, including the reclassification of previously recorded mark-to-market gains on settled hedges	3.0	0.21	7.0	0.55
GAAP fuel expense*	$ 30.0	$ 2.19	$ 29.1	$ 2.29
Fuel gallons (000,000)	13.7		12.7	

	Twelve Months Ended December 31			
	2006		2005	
		Cost/Gal		Cost/Gal
Raw or "into-plane" fuel cost	$119.1	$ 2.19	$ 97.7	$ 1.90
Less: gains on settled hedges	(14.1)	(0.26)	(16.2)	(0.32)
Economic fuel expense*	$105.0	$ 1.93	$ 81.5	$ 1.58
Mark-to-market net (gains) losses related to hedges that settle in future periods, including the reclassification of previously recorded mark-to-market gains on settled hedges	11.5	0.21	(8.6)	(0.17)
GAAP fuel expense*	$116.5	$ 2.14	$ 72.9	$ 1.41
Fuel gallons (000,000)	54.3		51.3	

* Beginning in the first quarter of 2006, the Company records all fuel hedging activity, including mark-to-market gains and losses, in aircraft fuel expense. Prior year amounts have been reclassified for consistency.

Annual Report

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand the Company, our operations and our present business environment. MD&A is provided as a supplement to – and should be read in conjunction with – our consolidated financial statements and the accompanying notes. This overview summarizes the MD&A, which includes the following sections:

- *Our Business*—a brief general description of our airlines and the airline industry.
- *Year in Review*—highlights from 2006 outlining some of the major events that happened during the year and how they affected our financial performance.
- *Results of Operations*—an in-depth analysis of the results of operations of Alaska and Horizon for the three years presented in our consolidated financial statements. We believe this analysis will help the reader better understand our consolidated statements of operations. This section also includes forward-looking statements regarding our view of 2007.
- *Critical Accounting Estimates*—a discussion of our accounting estimates that involve significant judgment and uncertainties.
- *Liquidity and Capital Resources*—an analysis of cash flows, sources and uses of cash, contractual obligations, commitments and off-balance sheet arrangements, an overview of financial position and the impact of inflation and changing prices.

OUR BUSINESS

Alaska and Horizon operate as airlines in a highly competitive and rapidly changing industry. However, their business plans, competition, and economic risks differ substantially. Alaska is a major airline and principally serves destinations in the state of Alaska and provides north/south service between cities in the western U.S., Canada and Mexico. Alaska also provides east/west service to eight cities, primarily from Seattle. It operates an all-jet fleet, and its average passenger trip in 2006 was 1,038 miles. Horizon is a regional airline serving primarily the Pacific Northwest, northern California, and western Canada. It operates both jet and turboprop aircraft, and its average passenger trip in 2006 was 392 miles. Both airlines' outstanding employees and excellent service are regularly recognized by independent studies, awards, and surveys of air travelers.

Our goal is to use our people, our award-winning customer service, and our strong financial position to become more competitive and gain market share in our primary markets, specifically in and from the Pacific Northwest. In doing so, we strive to grow in such a way that creates value for our three most important stakeholders – employees, customers and shareholders.

YEAR IN REVIEW

Although we reported a net loss in 2006, this year was a very successful year for the Company in many respects. We saw strong 12% revenue growth in 2006, benefiting from industry-wide fare increases, growth in passenger traffic and record load factors for the full year.

Operating expenses were up significantly from 2005, primarily due to the following:

- another year of record high fuel prices;
- $189.5 million of fleet transition costs related to our MD-80 fleet;
- a $50.2 million increase in wages and benefits, including incentive pay; and
- restructuring-related severance charges of $24.8 million in 2006, compared to similar charges of $20.4 million in the prior year.

Excluding fuel, the fleet transition costs, the restructuring charges, and a 2005 navigation fee refund, operating costs were $2,333.9 million in 2006, an increase of $89.7 million over 2005. This increase was well outpaced by the improvement in revenue for the year. Unit cost per available seat mile at Alaska excluding fuel, fleet transition costs, restructuring charges and the navigation fee refund in 2005 declined from 8.01 cents per ASM in 2005 to 7.81 cents in 2006. Horizon's unit costs excluding fuel, however, increased by 6.3% primarily due to a 70.7% increase in maintenance costs as many of the Q400 aircraft began to come off the warranty period. We believe looking at unit costs per available seat mile, excluding fuel and other noted items, is useful because it helps us assess structural costs and our competitiveness and is a measure commonly used by management at other airlines and by industry watchers.

Accomplishments

Accomplishments from 2006 include:

- Total revenues exceeded the $3 billion mark for the first time in our history.
- For the first time ever, annual sales through our websites—alaskaair.com and horizonair.com—exceeded $1 billion. In 2006, we processed almost 40% of our total sales through our websites.
- Air Group employees earned $36.8 million in variable incentive pay in 2006, which is the largest payout in our history.
- Excluding the fleet transition costs, restructuring charges, and a 2005 navigation fee refund, and stating fuel on an economic basis as described below, Alaska and Horizon reported 2006 income before taxes of $200.5 million and $23.2 million, respectively, both significant improvements over equivalent measures in 2005. Reconciliations between our GAAP results and these amounts are presented on pages 30 through 32.
- Because of our strong cash position, we contributed $121.9 million into our defined-benefit pension plans, bringing the funded status up to nearly 80% on a projected benefit obligation basis.
- Alaska had its 737-400 full-freighter aircraft delivered in 2006. We expect to have four 737-400 combination passenger and cargo aircraft delivered in 2007, two of which were delivered in January.

Fleet Transition

During the first quarter of this year, we announced our plan to retire our entire MD-80 fleet by the end of 2008 as part of Alaska's move to an all-Boeing 737 fleet. We believe this transition, when completed, will provide more than $130 million in annual operating savings by way of lower fuel, maintenance, and training costs. As a result of this decision, we recognized an impairment charge of $131.1 million ($82.0 million after tax) during the first quarter related to 15 owned MD-80 aircraft. At that time, we also estimated that we would have significant additional charges resulting from any actions taken on our 11 leased MD-80 aircraft. During the third quarter, we realized a portion of that expected charge as we purchased five of the leased MD-80s from the lessors for cash of $69.3 million and assumed debt of $11.6 million. Immediately upon purchase of the aircraft, we evaluated the aircraft for impairment and concluded that the carrying value was not recoverable. Therefore, we recorded a $58.4 million charge ($36.5 million after tax) in the third quarter, including the impairment and the write-off of $1.8 million of leasehold improvements related to those aircraft. The charge was offset by the reduction of $7.5 million of deferred rent associated with the acquired aircraft.

We are in the process of receiving and reviewing bids from and negotiating with potential buyers for all or a portion of our 20 owned MD-80s, although we are uncertain as to the sales price or timing of any future sale.

As of December 31, 2006, we had six leased MD-80s. One of those aircraft was decommissioned in December 2006 and one in January 2007, and both were returned to the lessor in January 2007. We expect to cease operation of the remaining four leased aircraft prior to their lease expiration dates, which will likely result in a charge in our consolidated statements of operations. We anticipate that once the aircraft have been removed from operation, we will dispose of the aircraft through lease buy-outs, lease agreement restructuring, subleasing of the aircraft, or storing the aircraft at a long-term storage facility.

In 2006, we entered into a purchase-and-sale agreement to sell six B737-200 aircraft to a third party. Our seventh (and remaining) B737-200 aircraft will be donated to an aviation museum in Alaska. The six aircraft will be sold and delivered at various intervals through April 2007. Two of the six aircraft were transferred to the buyer during the year and there were nominal gains on the sales.

During the third quarter, Horizon signed a letter of intent with another carrier to sublease up to 16 of its Bombardier Q200 aircraft. Each aircraft will be subject to a separate sublease agreement and will leave Horizon's operating fleet beginning in January 2007 through mid-2008. It is expected that the sublease will result in a loss for Horizon approximating the difference between the lease payments and the sublease receipts. The loss on each aircraft will be recorded when the specific aircraft leave Horizon's fleet and the sublease arrangement begins. The first of the Q200s were transferred to the sublessee in January 2007, resulting in a sublease loss and other related exit costs of approximately $2 million. We expect the charge to be approximately $1.5 million to $2 million on each of the 16 aircraft.

Labor Costs and Negotiations

We reached new four-year agreements with Alaska's flight attendants, clerical, office and passenger service personnel, and ramp service agents and store clerks in 2006, as further described below:

- During the second quarter, Alaska reached an agreement with the Association of Flight Attendants on a new four-year contract for the airline's approximately 2,500 flight attendants. The new agreement included an immediate 3% pay increase and an aggregate signing bonus of $2.7 million. Additionally, Alaska offered a voluntary severance package to a number of flight attendants that includes, among other things, a lump-sum payment of $2,000 per year of service up to a maximum of 25 years and continuing travel benefits. The total charge in 2006 related to the severance package was $3.8 million ($2.4 million after tax) and is included in restructuring charges and adjustments in the consolidated statements of operations.
- During the third quarter, we reached new four-year agreements with the approximately 3,700 clerical, office and passenger service employees and ramp service agents and stock clerks at Alaska, all represented by the International Association of Machinists. These agreements included a signing bonus, in aggregate, of $1.9 million in July 2006 and an immediate 2% wage increase. Additionally, the agreements included a severance package offered to employees in the top four wage-scale steps that includes cash payments based on years of service, one year of medical coverage after the severance date, and continued travel privileges for a period of time. The total charge in 2006 related to the severance package was $21.0 million ($13.1 million after tax) and is included in restructuring charges and adjustments in the consolidated statements of operations.

We are pleased with the long-term contracts that have been reached with the majority of our labor groups. We are now in the process of negotiating new contracts with pilots at both Alaska and Horizon. The contract with Alaska's pilots becomes amendable May 1, 2007 and the contract with Horizon's pilots became amendable September 12, 2006. We do not know what the final outcome of these negotiations will be. However, at the present time, none of the contract negotiations is at an impasse or has reached the 30-day cooling off period required under the Railway Labor Act that would trigger self-help. Therefore, we currently believe the risk of a work stoppage is low.

In relation to the two severance packages noted above and prior restructuring efforts, the following table displays the activity and balance of the severance and related cost accruals as of and for the year ended December 31, 2006 ($ in millions):

Accrual for Severance and Related Costs	
Balance at December 31, 2005	**$ 3.1**
Restructuring charges and adjustments	**24.8**
Cash payments	**(8.0)**
Balance at December 31, 2006	**$19.9**

Mark-to-Market Fuel Hedging Gains and Losses

We currently do not use hedge accounting for our fuel-hedging portfolio. As a result, our earnings are more volatile as we mark our entire hedge portfolio to market value each period through earnings, even though the actual consumption and related cash settlement will take place in a future period.

Historically, we reported these gains and losses in other nonoperating income and expense. Beginning in the first quarter of 2006, however, we report these gains and losses in aircraft fuel expense in the accompanying consolidated statements of operations. Prior period amounts have been reclassified to conform to the current-year format. See Note 4 to our consolidated financial statements.

Because of the sharp rise in jet fuel prices in 2005, the value of our fuel hedge contracts increased significantly, resulting in a large mark-to-market gain and a resulting reduction in our fuel expense as reported in accordance with Generally Accepted Accounting Principles (GAAP). In 2006, fuel prices remained high for most of the year, resulting in nominal market-based changes to the value of our portfolio. However, the aggregate value of our hedge portfolio declined significantly as many of our in-the-money hedges settled during the period. Our portfolio of fuel hedge contracts was worth $68.6 million at December 31, 2006, including the value of capitalized premiums paid to counterparties, compared to $153.3 million at December 31, 2005. The vast majority of the contracts in our portfolio are call options, which effectively cap the crude oil price component of our fuel consumption. While they limit our exposure when oil prices increase, these types of contracts also allow us to benefit from a reduction in oil prices.

Management uses three measures of fuel expense as more fully described below:

- ***Raw fuel expense***—defined as the price that we generally pay at the airport, or the "into-plane" price. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. *Raw fuel expense* approximates cash paid to suppliers.
- ***Economic fuel expense***—defined as *raw fuel expense* minus the cash we receive from hedge counterparties for hedges that settle during the period, offset by the premium expense that we recognize. We believe this is the best measure of the effect that fuel prices are currently having on our business because it most closely approximates the net cash outflow associated with purchasing fuel for our operation. Accordingly, many industry analysts evaluate our results using this measure, and it is the basis for most internal management reporting and incentive pay plans.

  In 2006 and 2005, Air Group recorded gains from settled fuel hedges totaling $101.1 million and $125.0 million, respectively. Based on current oil prices and because our hedge positions have higher strike prices than those that existed in 2006, we expect that gains from settled hedges will be significantly lower in the future than they have been for the last two years. We believe that we have been, and will continue to be among the best-hedged airlines in the industry, and this measure helps us compare our costs to those of our competitors.
- ***GAAP fuel expense***—defined as *raw fuel expense* plus the effect of mark-to-market adjustments that we include in our income statement as the value of our fuel-hedging portfolio increases and decreases. By

definition, our *GAAP fuel expense* is very volatile, even between quarters, because it includes these mark-to-market adjustments. A key difference between *GAAP fuel expense* and *economic fuel expense* is the timing of gain or loss recognition. When we refer to *economic fuel expense*, we only include gains when they are realized through a cash receipt from our hedge contract counterparties. Under *GAAP fuel expense*, those gains are recognized when the underlying instrument increases in value, which in the past has occurred in an earlier reporting period.

We have provided information about our *economic fuel expense* and per-gallon costs on pages 31 and 32. For more discussion, see Note 4 to our consolidated financial statements.

We continue to believe that our fuel hedge program is an important part of our strategy to reduce our exposure to volatile fuel prices. We began entering into hedge contracts again in the third quarter of 2006 after several quarters of no activity. We expect to continue to enter into these types of contracts prospectively, although significant changes in market conditions could affect our decisions.

Frontier JetExpress

In the third quarter of 2006, we announced that Horizon would discontinue its contract flying with Frontier Airlines as Frontier JetExpress. We have nine CRJ-700 aircraft dedicated to this program, all of which will return to Horizon's operating fleet in 2007. Two of these were returned in January and the remaining seven are scheduled to come back in the third and fourth quarters of 2007. We expect to use these aircraft for productive and strategic redeployments throughout Horizon's network and for harmonization flying with Alaska.

Other Events

Subsequent to year-end, Horizon was named "2007 Regional Airline of the Year" by Air Transport World. The publication cited, among other positive items, an exemplary safety record, superior commitment to customer service, and positive financial results during challenging industry times.

Outlook

For 2007, Alaska and Horizon expect capacity increases of between 4.0% and 4.5% and approximately 10.5%, respectively, as measured by available seat miles. This is compared to an expected domestic capacity increase of 2%—3% industry-wide. The expected capacity increase at Alaska is due primarily to the introduction of 14 new B737-800 aircraft in 2007 and the annualization of capacity additions that resulted from 12 B737-800 aircraft delivered in 2006, offset by the early retirement of several MD-80 aircraft and scheduled retirement of other aircraft. On a net basis, we expect that Alaska's fleet size will increase by only two aircraft, although the 737-800 aircraft are larger than the MD-80s, allowing for the capacity growth mentioned above. Horizon's expected capacity increase is due largely to the 13 new Q400 aircraft that will be delivered in 2007 and an increase in the number of seats in the existing fleet of Q400s from 74 seats to 76 seats, offset by the subleasing of 11 Q200 aircraft to another carrier. The aircraft deliveries in 2007 at both Alaska and Horizon will be used to replace outgoing aircraft, increase frequency in our existing markets and, to a lesser degree, serve new markets.

For much of 2005 and 2006, our operational performance (particularly at Alaska) has fallen short of our goals and our customers' expectations. We currently have several initiatives underway to help improve our on-time performance, completion rates, baggage handling, and other important customer-driven operational measures. Delivering on these core operational promises is one of our highest-priority internal goals for 2007.

RESULTS OF OPERATIONS

2006 Compared With 2005

Our consolidated net loss for 2006 was $52.6 million, or $1.39 per share, compared to a net loss of $5.9 million, or $0.01 per diluted share, in 2005.

Both the 2006 and 2005 results include certain significant items that affect the comparability of the years:

- Our 2006 consolidated net loss includes charges of $189.5 million ($118.5 million after tax) associated with our fleet transition plan (See Note 2 to the consolidated financial statements);
- We recorded restructuring charges of $24.8 million ($15.5 million after tax) in 2006 associated with the severance packages offered to eligible employees affected by new contracts this year compared to $20.4 million ($12.7 million, net of tax) in 2005 related to severance costs resulting from the subcontracting of the ramp services operation in Seattle and costs associated with the termination of the lease at our Oakland heavy maintenance base;
- Adjustments to state our fuel on an economic basis totaling $89.9 million ($56.3 million after tax) of losses and $61.7 million ($38.6 million after tax) of gains in 2006 and 2005, respectively;
- Our 2005 consolidated net loss includes a $144.7 million pre-tax ($90.4 million after tax) charge resulting from the change in the method of accounting for major airframe and engine overhauls as discussed in Note 17 to the consolidated financial statements; and
- Our 2005 results also include a $5.7 million ($3.6 million after tax) refund, including $1.0 million of related interest income, for navigation fees paid in Mexico.

Excluding these items, and with fuel stated on an economic basis as explained above, our consolidated net income would have been $137.7 million for 2006 compared to $55.0 million in 2005. We believe presentation of this non-GAAP financial measure provides useful information to investors and other readers because:

- we believe it is useful to monitor performance without these items as it improves our ability to compare our results to other carriers;
- this financial measure is the basis for our various incentive plans, thus allowing investors to better understand the changes in variable incentive pay expense in our consolidated statements of operations;
- this financial measure is frequently used in internal management and Board reporting and decision making; and
- we believe it is the basis by which we are evaluated by industry analysts.

Financial and statistical data comparisons for Alaska and Horizon are shown on pages 28 and 29, respectively. On pages 30 through 32, we have included a reconciliation of reported non-GAAP financial measures to the most directly comparable GAAP financial measures.

Alaska Airlines Revenues

Operating revenues increased $276.4 million, or 11.4%, during 2006 due primarily to a 6.7% increase in operating revenue per available seat mile (RASM) and a 4.4% increase in capacity. The increase in RASM was driven almost entirely by a 6.7% increase in ticket yields resulting largely from higher ticket prices. The increase in capacity is primarily the result of having a fleet of 114 operating aircraft at December 31, 2006 compared to 110 at December 31, 2005 and a longer average stage length this year compared to last year. Although we do not provide specific revenue forecasts, year-over-year RASM was up 1.3% in January 2007 compared to January 2006. However, our January 2007 passenger RASM was down 0.8% from the same time in 2006 primarily because of a 2.5 point decline in load factor, offset by a 2.8% increase in ticket yields. As the industry adds domestic capacity in 2007, we may experience some downward pressure on yields, but it is not known to what extent.

Load factor increased slightly by 0.7 percentage points to 76.6% during 2006 due primarily to a 5.4% increase in passenger traffic outpacing the 4.4% increase in capacity. We experienced a slight decline in year-over-year load factor in the fourth quarter of 2006. We believe the decline is primarily due to the severe weather in the Pacific Northwest during the months of November and December, but the full financial effect of those storms is difficult to determine. The load factor in January 2007 was down 2.5 points from January 2006 to 66.5%. We currently expect first quarter 2007 load factor will be down compared to the first quarter of 2006.

Freight and mail revenues increased $3.1 million, or 3.4%, compared to 2005 primarily resulting from higher mail and freight yields and fuel surcharges that we added to our freight services beginning in the third quarter of 2005, offset by lower freight volumes. Revenues from our cargo operations were lower than expected for 2006 due to the delay in the delivery of our modified 737-400 cargo aircraft. Our full- freighter aircraft was delivered in 2006, although later than originally planned, and the four combination passenger/cargo aircraft have been delayed in production. Three of the four were originally scheduled for delivery in 2006, but none were actually delivered during the year. Two were delivered in January and the remaining two are expected in the second quarter of 2007. These delays constrained the cargo operations from increasing capacity and thereby the volume of cargo shipped. As we add more capacity in 2007, we expect freight and mail revenues to increase slightly compared to 2006.

Other-net revenues increased only slightly by $3.2 million, or 2.2%. Mileage Plan revenues were slightly lower than in 2006, primarily as a result of lower commissions recognized for sold miles. As yields increased in 2006, the rate at which we defer the revenue related to sold miles increased, resulting in a smaller percentage of those cash receipts recorded as commission revenue during the period. The decline in commission revenue associated with sold miles was partially offset by higher net revenues from award redemption on our partner airlines.

Alaska Airlines Expenses

Total operating expenses increased $512.4 million, or 22.5%, as compared to 2005. This increase is largely due to fleet transition costs in 2006, a significant increase in aircraft fuel (including hedging gains and losses), and increases in wages and benefits, variable incentive pay, contracted services, selling expenses, depreciation and amortization, and restructuring charges, offset by a decline in aircraft maintenance and aircraft rent. Operating expenses per ASM increased 17.3% to 11.98 cents in 2006 from 10.21 cents in 2005. Operating expense per ASM excluding fuel, fleet transition costs, restructuring charges and a navigation fee refund in 2005 decreased 2.5% as compared to 2005. Our current estimates for operating costs per ASM, excluding fuel, for mainline flying for the first quarter and full year of 2007 are between 8.0 cents and 8.1 cents and between 7.5 cents and 7.6 cents, respectively. Achieving our cost targets is dependent on both actual spending and ASM production. In the past two years, we have made temporary reductions to our schedule to help improve our operational results. When that occurs, it is difficult to remove all of the associated costs from our system and, as a result, our unit costs increase disproportionately. If we reduce our ASM plan again in 2007, then our unit costs likely would increase.

Operating costs per ASM ("CASM") is an important metric in the industry and we use it to gauge the effectiveness of our cost-reduction efforts. Our effort to reduce unit cost focuses not only on controlling the actual dollars we spend, but also on increasing our capacity without adding a commensurate amount of cost. As was the case in 2006, our goal for the next two years is to grow capacity primarily through larger-gauge aircraft with the introduction of the new, larger 737-800s and the retirement of the MD-80 aircraft. The total number of operating aircraft in our fleet will not change significantly through 2008. Along with our financial and statistical data on page 28, we are presenting here our line-item expenses on a per-ASM basis (in cents). We believe this information is useful to investors because it highlights areas in which costs have increased or decreased either more or less than capacity:

	Years Ended December 31,			CASM Change	
	2006	**2005**	**2004**	**2006 vs. 2005**	**2005 vs. 2004**
Wages and benefits	**3.19**	3.24	3.57	(0.05)	(0.33)
Variable incentive pay	**0.12**	0.07	0.02	0.05	0.05
Aircraft fuel, including hedging gains and losses	**3.25**	2.14	1.78	1.11	0.36
Aircraft maintenance	**0.67**	0.83	0.65	(0.16)	0.18
Aircraft rent	**0.48**	0.52	0.51	(0.04)	0.01
Landing fees and other rentals	**0.68**	0.70	0.61	(0.02)	0.09

	Years Ended December 31,			CASM Change	
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Contracted services	**0.57**	0.54	0.43	0.03	0.11
Selling expenses	**0.61**	0.59	0.62	0.02	(0.03)
Depreciation and amortization	**0.59**	0.56	0.58	0.03	(0.02)
Food and beverage service	**0.21**	0.22	0.22	(0.01)	—
Other	**0.69**	0.71	0.67	(0.02)	0.04
Fleet transition costs	**0.81**	—	—	0.81	—
Restructuring charges and adjustments	**0.11**	0.09	0.24	0.02	(0.15)
Impairment of aircraft and related spare parts	—	—	0.17	—	(0.17)
Total Operating Expenses per ASM	**11.98**	10.21	10.07	1.77	0.14

Explanations of significant year-over-year changes in the components of operating expenses in dollar terms are as follows:

Wages and Benefits

Wages and benefits increased by $21.2 million, or 2.9%, during 2006 compared to 2005 primarily due to the following:

- the $2.7 million signing bonus and an increase in wages resulting from the new four-year contract with our flight attendants that was ratified during the second quarter of 2006;
- the $1.9 million signing bonus and an increase in wages resulting from the new four-year contract with our clerical, office and passenger service employees and our ramp service and stores agents that was ratified during the third quarter of 2006;
- market-based pay adjustments for our non-union personnel in the spring of 2006 and an increase in stock-based compensation expense following the adoption of SFAS 123R;
- an increase in mechanics wages resulting from the contract ratified in the fourth quarter of 2005; and
- increased postretirement medical and pension costs.

The increase from prior year was partially offset by the following:

- the reduction in pilot wages resulting from the pilot contract that took effect in May 2005; and
- the subcontracting of our ramp services operation in Seattle in the second quarter of 2005.

We currently expect wages and benefits to increase slightly in 2007, but decline on a per-ASM basis. This expectation is exclusive of any potential change in pilot wages that may result from our current contract negotiations.

Variable Incentive Pay

Variable incentive pay increased $12.4 million, or 81.0%, over 2005, primarily due to a significant improvement in 2006 Air Group's profit, as determined in the incentive agreements. For purposes of our incentive pay plans, profit is generally defined as results excluding fleet transition costs, restructuring charges , and other amounts specified in the various incentive plan documents and with fuel stated on an *economic basis.* Air Group maintains several incentive plans that collectively cover all of our employees and create alignment for employees, customers and shareholders. These plans include both operational and financial performance metrics that, to a large extent, are based on certain annual financial targets.

Aircraft Fuel

Aircraft fuel increased $281.0 million, or 59.0%, primarily due to the significant mark-to-market gains recorded in 2005 that followed the sharp increases in world oil prices. Our *raw fuel expense* increased $127.7 million to $765.6 million, driven by a 2.3% increase in gallons consumed and a 17.4% increase in raw fuel cost per gallon. We realized gains of $87.0 million from settled hedge contracts, compared to $108.8 million in 2005, resulting in economic fuel expense of $678.6 million, a 28.3% increase over 2005. Our economic fuel cost per gallon increased 25.5% from $1.53 in 2005 to $1.92 in 2006. We currently expect our economic fuel cost per gallon in 2007 to be slightly lower than in 2006 based on prevailing prices, although this can change rapidly and materially.

In addition to our fuel-hedging program, we have entered into fuel contracts whereby the spread between crude oil prices and jet fuel prices was fixed for approximately 50% of our expected consumption in the first quarter of 2007. The savings from these contracts was not material during 2006.

See page 31 for a table summarizing fuel cost per gallon realized by Alaska (the economic cost per gallon) and the cost per gallon on a GAAP basis (including all hedging gains and losses).

Aircraft Maintenance

Aircraft maintenance decreased by $28.4 million, or 15.3%, mostly as a result of fewer high-dollar engine maintenance events, a decline in the number and change in the mix of airframe events, lower per-event costs due to renegotiated contracts with our outside vendors, and savings from process improvement initiatives. We expect that maintenance expense will decline in 2007 in both dollars and on a per-unit basis. This is primarily due to the continuing retirement of the MD-80 aircraft, the full retirement of our B737-200C aircraft, and the introduction of new B737-800s that will require relatively very little maintenance in the near-term.

Aircraft Rent

Aircraft rent decreased by $5.9 million, or 5.1%, primarily as a result of the buyout of five MD-80 aircraft from leases during the third quarter of 2006, offset by two new B737-800 operating leases entered into in the fourth quarter of 2006. We expect aircraft rent to decline modestly in 2007 as two additional leased MD-80s are returned to the lessor.

Landing Fees and Other Rentals

Landing fees and other rentals increased slightly by $2.0 million, or 1.3%, as a result of slightly higher airport and security costs, specifically at Los Angeles International Airport (LAX) where a retroactive increase to the beginning of 2006 was imposed on certain carriers late in the year. The increase for Alaska was approximately $1.5 million. We expect that the rate hike will increase our costs at LAX by approximately $7 million per year. We, along with other affected carriers, are disputing the rate increase at LAX (see further discussion under "Legal Proceedings" on page 21). Our costs at Sea-Tac are also expected to increase in 2007.

Contracted Services

Contracted services increased $11.9 million, or 9.9%, primarily resulting from the subcontracting of the Company's Seattle ramp operations in May 2005. Additionally, a $4.7 million navigation fee refund was received in 2005, which reduced our 2005 expenses. We expect contracted services in 2007 to increase slightly.

Selling Expenses

Selling expenses increased $8.9 million, or 6.7%, primarily as a result of an increase in revenue-related expenses such as credit card and codeshare commissions resulting from the rise in revenues over the prior period and an increase in incentive payments to Horizon for certain flying. We expect selling expenses to decline in 2007 in dollar terms and in terms of unit costs as a result of new agreements we have in place with credit card and GDS vendors.

Depreciation and Amortization

Depreciation and amortization increased $12.4 million, or 9.9%, compared to 2005. This increase is primarily due to the delivery of two new owned B737-800 aircraft in 2005 and ten new owned B737-800 aircraft in 2006, the purchase of five MD-80 aircraft from lessors during the third quarter of 2006, and the acceleration of depreciation on our owned MD-80 fleet to reduce the carrying value to estimated realizable value as they come out of the fleet, offset by the lower depreciable base on the MD-80 fleet following the impairment charge taken in the first quarter of 2006. We expect a similar increase in 2007 as we take delivery of 14 new B737-800 aircraft during the year.

Other Information

Alaska and Horizon entered into an agreement effective January 1, 2007, whereby Alaska will purchase from Horizon capacity in certain routes ("incentive markets") specified by the agreement. This agreement will result in a new presentation in Alaska's statement of operations. The revenue from the incentive markets will be identified as "Passenger revenue—regional affiliates" and the associated costs will be identified as "Regional flying costs." Alaska also has a similar arrangement in place with a third-party carrier for flying between Anchorage and Dutch Harbor, Alaska. Historically, the revenue from this arrangement has been presented in "Other revenue - net" and the associated costs have been in "Contracted services." In 2007, all of these revenues and costs will be presented with the incentive-market flying and the prior periods will be reclassified to conform.

Horizon Air Revenues

Operating revenues increased $87.6 million, or 15.7%, in 2006 compared to 2005. This increase reflects an 8.4% increase in per unit revenues (RASM) and a 6.8% increase in capacity.

The capacity increase is primarily due to the addition of one CRJ-700 in January 2006, two Q400s that began operating in June and August 2006, increased capacity from adding four more seats to our Q400s in the third quarter of 2005, and increased flying for Frontier. Revenue and capacity from the Frontier contract flying represented approximately 8% of passenger revenues and 23% of capacity in 2006, similar to the prior year. As mentioned previously, Horizon will begin transitioning out of the Frontier contract flying in the first quarter of 2007.

The RASM increase from the prior-year period resulted from a 9.1% RASM increase in our native network flying, offset by a 1.4% decline in RASM from the Frontier contract flying. The Frontier decline is a function of a 5.7% increase in capacity coupled with a fee arrangement based on certain measures that do not correspond to capacity. As such, the per-unit revenues become diluted as more capacity is added. Passenger load factor increased 1.3 percentage points to 74.1% as a result of continued increase in demand. Passenger yield increased 7.0% to 23.53 cents, largely benefiting from industry-wide fare increases.

Horizon Air Expenses

Operating expenses for 2006 increased $104.9 million, or 19.9%, compared to 2005. Operating expenses per ASM increased 12.2% as compared to 2005. Operating expenses per ASM excluding fuel increased 6.3% to 14.19 cents, compared to 13.35 cents in 2005. Our current estimates for costs per ASM, excluding fuel for the first quarter and full year of 2007 are 15.7 cents and 14.2 cents, respectively. The increase in costs per ASM is due to the significant costs associated with the sublease loss and related maintenance costs that will be recorded as we sublease Q200s to another carrier throughout the year.

Along with our financial and statistical data on page 29, we are presenting here our line item expenses on a per-ASM basis (in cents):

	Years Ended December 31,			CASM Change	
	2006	**2005**	**2004**	**2006 vs. 2005**	**2005 vs. 2004**
Wages and benefits	**5.21**	5.11	5.23	0.10	(0.12)
Variable incentive pay	**0.25**	0.14	0.03	0.11	0.11
Aircraft fuel, including hedging gains and losses	**3.21**	2.15	1.88	1.06	0.27
Aircraft maintenance	**2.03**	1.27	1.23	0.76	0.04
Aircraft rent	**1.91**	2.07	2.38	(0.16)	(0.31)
Landing fees and other rentals	**1.29**	1.40	1.33	(0.11)	0.07
Contracted services	**0.74**	0.70	0.67	0.04	0.03
Selling expenses	**0.87**	0.86	0.85	0.01	0.01
Depreciation and amortization	**0.51**	0.49	0.43	0.02	0.06
Food and beverage service	**0.08**	0.07	0.07	0.01	—
Other	**1.30**	1.24	1.35	0.06	(0.11)
Impairment of aircraft and related spare parts	—	—	0.12	—	(0.12)
Total Operating Expenses per ASM	**17.40**	15.50	15.57	1.90	(0.07)

Explanations of significant year-over-year changes in the components of operating expenses in dollar terms are as follows:

Wages and Benefits

Wages and benefits increased $15.6 million, or 9.0%, over 2005 reflecting a 4.5% increase in the average number of full-time equivalent employees and an increase in wages per employee. We expect wages and benefits to increase slightly in 2007, but decline on a per-unit basis in 2007 as we work toward higher productivity and efficiencies.

Variable Incentive Pay

Variable incentive pay increased $4.4 million, or 93.6%, over 2005, as a result of the same reasons noted above in the Alaska discussion.

Aircraft Fuel

Aircraft fuel increased $43.6 million, or 59.8%, over 2005 primarily as a result of the significant mark-to-market gains recorded in 2005 that followed the sharp increases in world oil prices. Our *raw fuel expense* increased $21.4 million to $119.1 million, driven by a 5.8% increase in gallons consumed and a 15.3% increase in raw fuel cost per gallon. We realized gains of $14.1 million from settled hedge contracts, compared to $16.2 million in 2005, resulting in economic fuel expense of $105.0 million, a 28.8% increase over 2005. Our economic fuel cost per gallon increased 22.2% from $1.58 in 2005 to $1.93 in 2006. Like Alaska, we currently expect Horizon's economic fuel cost per gallon in 2007 to be slightly lower based on prevailing prices, although this can change rapidly and materially. We also expect our fuel consumption on a per-ASM to improve in 2007 as we replace some of our older Q200s with new Q400 aircraft, which are more fuel efficient.

See page 32 for a table summarizing fuel cost per gallon realized by Horizon (the economic cost per gallon) and the cost per gallon on a GAAP basis (including all hedging gains and losses).

Annual Report

Aircraft Maintenance

Aircraft maintenance expense increased $30.6 million, or 70.7%, primarily as a result of more scheduled heavy checks and engine overhauls for the Q200 and Q400 fleets with fewer aircraft covered under warranty. We expect maintenance expense to increase again in 2007 as we anticipate a higher rate of planned maintenance activity.

Aircraft Rent

Aircraft rent declined slightly by $0.9 million, or 1.3%, in 2006 primarily resulting from the annualization of lower rates on extended leases and fewer leased engines. We expect that aircraft rent will increase significantly in 2007 as we begin to recognize the sublease loss on up to 16 Q200s, of which 11 are expected to leave our fleet in 2007. We anticipate a charge, on average, of $1.5 million per aircraft.

Other Operating Expenses

Other operating expenses increased by $4.7 million, or 11.1%, largely a result of higher crew expenses and passenger remuneration costs.

Consolidated Nonoperating Income (Expense)

Net nonoperating expense was $0.5 million in 2006 compared to $29.3 million in 2005. Interest income increased $23.4 million compared to 2005, primarily as a result of higher average portfolio returns and a higher average cash and marketable securities balance. Interest expense increased $15.0 million primarily resulting from interest rate increases on our variable-rate debt, new debt arrangements in 2006, and the changes to some of our variable-rate debt arrangements to slightly higher fixed rates. This increase was offset by the conversion of our $150 million senior convertible notes to equity in April 2006, which eliminated further interest expense on those notes. Capitalized interest increased $15.8 million from $8.9 million in 2005 to $24.7 million during 2006. This is due to the significant increase in pre-delivery deposits in connection with our orders for B737-800 and Bombardier Q400 aircraft. We expect that nonoperating expense will increase in 2007 as we continue to finance new aircraft deliveries resulting in a higher average debt balance, while at the same time maintaining a stable cash and marketable securities portfolio.

Consolidated Income Tax Expense (Benefit)

Our consolidated effective income tax rate on pre-tax income before the cumulative effect of the accounting change for 2006 was 40.1% compared to an effective income tax rate of 38.4% in 2005. The 2006 year also includes $5.5 million of tax benefits associated with the reduction of certain tax contingency accruals for periods for which the statute of limitations expired in 2006. Excluding this benefit, our effective tax benefit rate for 2006 would have been 33.8%, which is different from our marginal 2006 tax rate of 37.4%. The difference is primarily due to the magnitude of nondeductible expenses, such as employee per-diem costs and stock-based compensation expense recorded for certain stock awards. We applied our 2005 marginal rate of 37.5% to the cumulative effect of the accounting change. Our remaining tax contingency accruals are not significant.

2005 Compared With 2004

Our consolidated net loss for 2005 was $5.9 million, or $0.01 per diluted share, versus a consolidated net loss of $15.3 million, or $0.57 per share, in 2004.

Our consolidated income before income tax and the accounting change for 2005 was $137.2 million compared to a pre-tax loss in 2004 of $20.6 million. The 2005 results include certain items that impact the comparability of the years. These items are discussed in the "Results of Operations: 2006 Compared With 2005" section beginning on page 37. Our 2004 results also include certain items that impact comparability, including severance charges of $53.4 million, an impairment charge of $40.2 million related primarily to our Boeing 737-200C fleet, mark-to-market adjustments on our hedge portfolio, and a navigation fee refund of $11.0 million. Excluding those items, the year-over-year improvement can be characterized by higher revenues, offset by slightly higher non-fuel operating costs and significantly higher fuel costs.

Financial and statistical data comparisons for Alaska and Horizon are shown on pages 28 and 29, respectively. On pages 30 through 32, we have included a reconciliation of reported non-GAAP financial measures to the most directly comparable GAAP financial measures.

Alaska Airlines Revenues

Operating revenues increased $183.1 million, or 8.2%, during 2005 as compared to 2004 as a result of an 8.2% increase in operating revenue per available seat mile (RASM) on relatively flat capacity. The increase in RASM was driven by a 3.5% increase in ticket yields that resulted from an increase in ticket prices designed to offset higher fuel prices, higher load factors, and higher freight, mail and other revenues. The flat capacity is primarily a direct result of the reduction in our summer flight schedule that was announced in June 2005, offset by the addition of three B737-800 aircraft during the year.

Load factor increased 3.0 percentage points to a record 75.9% for 2005, primarily as a result of an increase in passenger traffic.

Freight and mail revenues increased by $3.9 million, or 4.5%, compared to 2004 as a result of a mail contract we have in the state of Alaska that began in the third quarter of 2004 and fuel surcharges added to our freight services during the third quarter of 2005, offset by lower freight volumes.

Other-net revenues increased $19.8 million, or 16.1%, largely a result of an increase in Mileage Plan revenues, derived from higher award redemption on our partner airlines and an increase in commission revenue associated with sold mileage credits and an increase in our revenues from service to Dutch Harbor, which is operated by a third party.

Alaska Airlines Expenses

In 2005, total operating expenses increased $33.2 million, or 1.5%, compared to 2004. Operating expenses per ASM increased 1.4% from 10.07 cents in 2004 to 10.21 cents in 2005. The increase in operating expenses is due largely to the significant increase in raw fuel expense and increases in aircraft maintenance, contracted services, landing fees and other rentals, and other, offset by larger gains on our fuel hedge portfolio, declines in wages and benefits, food and beverage service, selling expenses, depreciation and amortization, restructuring charges, and the impairment charge in 2004 related to our Boeing 737-200C fleet. Operating expenses per ASM excluding fuel, the navigation fee refund, restructuring and impairment charges increased 1.1% compared to 2004.

Wages and Benefits

Wages and benefits decreased $73.2 million, or 9.2%, during 2005 compared to 2004. Wages were favorably impacted by the following:

- restructuring initiatives announced in late 2004;
- the reduction in pilot wages resulting from the new pilot contract that took effect in May 2005;
- the subcontracting of our ramp services operation in Seattle beginning in the second quarter of 2005;
- the reduction of 903 full-time equivalents (FTEs) during 2005 to 9,065; and
- a reduction in benefits cost due to the reduction in FTEs and pension expense.

The year-over-year decline in wages and benefits was partially offset by a favorable $6.6 million adjustment in 2004 related to the ultimate loss estimates for workers compensation.

Overall, the reduction in wages and benefits costs were partially offset by increases in contracted services and maintenance expense as a result of the subcontracting of certain operations.

Variable Incentive Pay

Variable incentive pay increased $10.9 million due to Air Group's improved financial performance, as defined in the incentive plans

Aircraft Fuel

Aircraft fuel increased $79.3 million, or 20.0%, primarily as a result of the sharp increases in world oil prices. Our *raw fuel expense* increased $151.3 million to $637.9 million, driven by a 34.3% increase in raw fuel cost per gallon, offset by a 2.3% decline in fuel gallons consumed. We realized gains of $108.8 million from settled hedge contracts, compared to $39.8 million in 2004, resulting in economic fuel expense of $529.1 million, a 18.4% increase over 2004. Our economic fuel cost per gallon increased 21.4% from $1.26 in 2004 to $1.53 in 2005.

In the second quarter of 2005, we entered into a fuel contract whereby the spread between crude oil prices and jet fuel prices is fixed for approximately one-third of our fuel consumption through April 2006. This contract resulted in approximately $10 million in savings for Alaska during 2005.

See page 31 for a table summarizing fuel cost per gallon realized by Alaska (the economic cost per gallon) and the cost per gallon on a GAAP basis (including all hedging gains and losses).

Aircraft Maintenance

Aircraft maintenance increased $39.4 million, or 27.0%, largely resulting from the performance of more airframe work and engine overhauls in 2005 than were performed in 2004. Other factors causing the increase were our power-by-the-hour maintenance agreement whereby we expense B737-400 engine maintenance on a flight-hour basis, regardless of whether the work was actually performed during the period; the contracting out of related heavy maintenance to third parties, which resulted in a shift of costs from wages and benefits into aircraft maintenance; the change in our accounting policy regarding engine and airframe overhauls (see Note 17 to our consolidated financial statements); as well as certain enhancements to aircraft interiors, systems and flight decks to assist with reliability improvement.

Landing Fees and Other Rentals

Landing fees and other rentals increased $19.9 million, or 14.6%. The increase reflects higher landing fee rates and increased rental costs, primarily in Seattle, Portland and Los Angeles, offset by fewer departures.

Contracted Services

Contracted services increased $23.4 million, or 24.2%, largely resulting from the subcontracting of our fleet service and ground support equipment and facility maintenance functions in the fourth quarter of 2004, and the Seattle ramp operations in May 2005. Additionally, the navigation fee refund recorded in contracted services was $4.7 million in 2005 compared to $7.7 million in 2004.

Other Expenses

Other expenses increased $9.0 million, or 6.1%, primarily reflecting increases in passenger remuneration, crew costs, supplies, and legal settlement costs, partly offset by lower insurance premiums. Additionally, in 2004 there were $2.0 million in losses on disposal of assets compared to $3.0 million in 2005.

Horizon Air Revenues

In 2005, operating revenues increased $53.2 million, or 10.6% compared to 2004. This increase is due largely to the increased capacity in both the Horizon-brand flying and contract flying for Frontier Airlines, which began in January 2004, combined with the slight increase in operating revenues per available seat mile (RASM). The increase in RASM was due primarily to an increase in load factors, partially offset by a 2.8% decline in ticket yields.

Load factor increased 3.5 percentage points to 72.8% for 2005, primarily as a result of the 14.8% increase in passenger traffic outpacing the 9.4% increase in capacity. The increases in passenger traffic and capacity are due primarily to increased contract flying with Frontier, the harmonization flying with Alaska, the addition of one CRJ-700 in 2005 and four additional seats on each of our Q400s. Contract flying with Frontier represented approximately 9% of passenger revenues and 23% of capacity, during 2005 compared to 9% and 21%, respectively, in 2004.

Horizon Air Expenses

Operating expenses for 2005 increased $43.2 million, or 8.9%, compared to 2004. Operating expenses per ASM decreased 0.5% compared to 2004. Operating expenses per ASM excluding fuel and impairment charges decreased 1.7% compared to 2004.

Wages and Benefits

Wages and benefits increased $11.1 million, or 6.8%, reflecting a slight increase in the average number of employees and wages per employee and the move to a new paid-time-off program resulting in a one-time charge related to the transition.

Variable Incentive Pay

Variable incentive pay increased $3.8 million reflecting the improved financial performance and a new operationally-based incentive program for all employees.

Aircraft Fuel

Aircraft fuel costs increased $14.4 million, or 24.6%, primarily resulting from the sharp increases in world oil prices. Our *raw fuel expense* increased $27.0 million to $97.7 million, driven by a 3.2% increase in gallons consumed and a 33.8% increase in raw fuel cost per gallon. We realized gains of $16.2 million from settled hedge contracts, compared to $5.4 million in 2004, resulting in economic fuel expense of $81.5 million, a 24.8% increase over 2004. Our economic fuel cost per gallon increased 20.6% from $1.31 in 2004 to $1.58 in 2005.

See page 32 for a table summarizing fuel cost per gallon realized by Horizon (the economic cost per gallon) and the cost per gallon on a GAAP basis (including all hedging gains and losses).

Aircraft Maintenance

Aircraft maintenance expense increased $5.0 million, or 13.1%, primarily due to a higher number of engine overhauls and propeller work for the Q400 fleet and to fewer aircraft being covered by warranty.

Landing Fees and Other Rentals

Landing fees and other rentals increased $6.3 million, or 15.2%. Higher landing fees are a result of significant rate increases at several of our key airports, and to increased departures and new markets served.

Consolidated Nonoperating Income (Expense)

Net nonoperating expense was $29.3 million in 2005 compared to $26.3 million in 2004. Interest income increased $6.4 million as a result of improved returns and a slightly larger average marketable securities portfolio in 2005, offset by the interest income in 2004 associated with the navigation fee refund. Interest expense increased $11.1 million due to interest rate increases on our variable-rate debt and the changes to some of our variable-rate debt agreements to slightly higher fixed-rate agreements. Capitalized interest increased $7.2 million in 2005. This increase is due to the significant increase in deposits for future flight equipment resulting from orders for Boeing 737-800 and Bombardier Q400 aircraft.

Consolidated Income Tax Expense (Benefit)

Our consolidated effective income tax rate on pre-tax income before the cumulative effect of the accounting change for 2005 was 38.4% compared to an effective income tax rate of 25.7% on a pre-tax loss in 2004. Due to the magnitude of nondeductible expense, such as employee per-diem costs, relative to a marginal pre-tax profit or loss, a relatively small change in pre-tax results may cause a significant change in the effective tax rate. We applied our 2005 marginal rate of 37.5% to the cumulative effect of the accounting change.

Change in Accounting Policy

Effective January 1, 2005, we changed our method of accounting for major airframe and engine overhauls from the *capitalize and amortize* method to the *direct expense* method. Under the former method, these costs were capitalized and amortized to maintenance expense over the shorter of the life of the overhaul or the remaining lease term. Under the *direct expense* method, overhaul costs are expensed as incurred. We believe that the *direct expense* method is preferable because it eliminates the judgment and estimation needed to determine overhaul versus repair allocations in maintenance activities. Additionally, our approved maintenance program for the majority of our airframes now focuses more on shorter, but more frequent, maintenance visits. We also believe that the *direct expense* method is the predominant method used in the airline industry. Accordingly, effective January 1, 2005, we wrote off the net book value of our previously capitalized airframe and engine overhauls for all aircraft resulting in a charge of $144.7 million pre-tax ($90.4 million after tax). We do not believe disclosing the effect of adopting the *direct expense* method on net income for 2005 provides meaningful information because of changes in our maintenance program, including the execution of a "power-by-the-hour" engine maintenance agreement with a third party in late 2004.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial position and results of operations in this MD&A is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect our financial position and results of operations. See Note 1 to the consolidated financial statements for a description of our significant accounting policies. Critical accounting estimates are defined as those that are reflective of significant judgment and uncertainties, and that potentially may result in materially different results under varying assumptions and conditions. Management has identified the following critical accounting estimates and has discussed the development, selection and disclosure of these policies with our audit committee.

Mileage Plan

Our Mileage Plan loyalty program awards miles to member passengers who fly on Alaska or Horizon and our many travel partners. Additionally, we sell miles to third parties, such as our credit card partner, for cash. In either case, the outstanding miles may be redeemed for travel on Alaska, Horizon, or any of our alliance partners. As long as the Mileage Plan is in existence, we have an obligation to provide this future travel. For awards earned by passengers who fly on Alaska, Horizon or our travel partners, we recognize a liability and the corresponding selling expense for this future obligation. For miles sold to third parties, the majority of the sales proceeds are recorded as deferred revenue and recognized when the award transportation is provided. The commission component of these sales proceeds (defined as the proceeds we receive from the sale of mileage credits minus the amount we defer) is recorded as other-net revenue when the cash is received. The deferred revenue is recognized as passenger revenue when awards are issued and flown on Alaska or Horizon, and as other-net revenue for awards issued and flown on partner airlines.

At December 31, 2006, we had approximately 103 billion miles outstanding, resulting in an aggregate liability and deferred revenue balance of $545.6 million. Both the liability and the deferred revenue are determined based on several assumptions that require significant management judgment to estimate and formulate. There are uncertainties inherent in estimates; therefore, an incorrect assumption could greatly affect the amount and/or timing of revenue recognition or Mileage Plan expenses. The most significant assumptions in accounting for the Mileage Plan are described below.

1. *The rate at which we defer sales proceeds from sold miles:*

   We defer an amount that represents our estimate of the fair value of a free travel award by looking to the sales prices of comparable paid travel. As fare levels change, our deferral rate changes, which may result in the recognition of a higher or lower portion of the cash proceeds from the sale of miles as commission revenue in any given quarter. For example, due to the year-over-year increases in average industry ticket prices, our deferral rate increased in 2006, resulting in lower commission revenue and an increase in the amount of revenue deferred for miles sold. Holding all other assumptions constant, an additional 1% increase in the deferral rate would have reduced our 2006 commission revenue by approximately $2.1 million.

2. *The number of miles that will not be redeemed for travel (breakage):*

   Members may not reach the mileage threshold necessary for a free ticket, and outstanding miles may not always be redeemed for travel. Therefore, based on the number of Mileage Plan accounts and the miles in the accounts, we estimate how many miles will never be used ("breakage"), and do not record a liability for those miles. Our estimates of breakage consider activity in our members' accounts, account balances, and other factors. We believe our breakage assumptions are reasonable in light of historical experience and future expectations. A hypothetical 1.0% change in our estimate of breakage (currently 12% in the aggregate) has approximately a $6.0 million effect on the liability. Actual breakage could differ significantly from our estimates.

3. *The number of miles used per award (i.e., free ticket):*

   We estimate how many miles will be used per award. For example, our members may redeem credit for free travel to various locations or choose between a highly restricted award and an unrestricted award. If actual miles used are more or less than estimated, we may need to adjust the liability and corresponding expense. Our estimates are based on the current requirements in our Mileage Plan program and historical redemptions on Alaska, Horizon or other airlines.

4. *The number of awards redeemed for travel on Alaska or Horizon versus other airlines:*

   The cost for Alaska or Horizon to carry an award passenger is typically lower than the cost we will pay to other airlines. We estimate the number of awards that will be redeemed on Alaska or Horizon versus on other airlines and accrue the costs based on our estimate of historical redemption patterns. If the number of awards redeemed on other airlines is higher or lower than estimated, we may need to adjust our liability and corresponding expense.

5. *The costs that will be incurred to provide award travel:*

   When a frequent flyer travels on his or her award ticket on Alaska or Horizon, incremental costs such as food, fuel and insurance are incurred to carry that passenger. We estimate what these costs will be (excluding any contribution to overhead and profit) and accrue a liability. If the passenger travels on another airline on an award ticket, we often must pay the other airline for carrying the passenger. The other airline costs are based on negotiated agreements and are often substantially higher than the costs we would incur to carry that passenger. We estimate how much we will pay to other airlines for future travel awards based on historical redemptions and settlements with other carriers and accrue a liability accordingly. The costs actually incurred by us or paid to other airlines may be higher or lower than the costs that were estimated and accrued, and therefore we may need to adjust our liability and recognize a corresponding expense.

We review Mileage Plan estimates each quarter, and change our assumptions if facts and circumstances indicate that a change is necessary. Any such change in assumptions could have a significant effect on our financial position and results of operations.

Pension Plans

We account for the defined-benefit pension plans using SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (SFAS 158). SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plan as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income. Under SFAS No. 158, pension expense is recognized on an accrual basis over employees' approximate service periods and is generally independent of funding decisions or requirements. We recognized expense for our qualified defined-benefit pension plans of $78.3 million, $71.7 million, and $78.3 million in 2006, 2005, and 2004, respectively.

The calculation of pension expense and the corresponding liability requires the use of a number of important assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. At December 31, 2006, the fair value of our qualified defined-benefit pension plan assets totaled $835.9 million. We contributed $121.9 million to the plan in 2006 and anticipate making a cash contribution of approximately $50 million during 2007.

Pension expense increases as the expected rate of return on pension plan assets decreases. As of December 31, 2006, we estimate that the pension plan assets will generate a long-term rate of return of 7.75%. This rate was developed with input from consultants as well as long-term inflation assumptions. We regularly review the actual asset allocation and periodically rebalance investments as considered appropriate. This expected long-term rate of return on plan assets at December 31, 2006 is based on an allocation of U.S. and non-U.S. equities and U.S. fixed income securities. Decreasing the expected long-term rate of return by 0.5% (from 7.75% to 7.25%) would increase our estimated 2007 pension expense by approximately $4.2 million.

Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 5.75% and 5.50% at December 31, 2006 and 2005, respectively. The discount rate is determined based on the current rates earned on high-quality long-term bonds. Decreasing the discount rate by 0.5% (from 5.75% to 5.25%) would increase our projected benefit obligation at December 31, 2006 by approximately $74.9 million and increase estimated 2007 pension expense by approximately $9.0 million.

With the exception of the plan covering Alaska's pilots, all of our defined-benefit pension plans are closed to new entrants.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict what these factors will be in the future.

Long-lived Assets

As of December 31, 2006, we had approximately $2.4 billion of property and equipment and related assets. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, changes in fleet plans, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, management decisions regarding the future use of the assets, a significant change in the long-lived assets condition, and operating cash flow losses associated with the use of the long-lived asset.

In March 2006, our Board approved a plan to accelerate the retirement of our MD-80 fleet (15 owned and 11 leased aircraft at the time) and remove those aircraft from service by the end of 2008, which is earlier than the original retirement schedule. As a result of this decision, we evaluated impairment as required by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* and concluded that the carrying value of the MD-80 fleet was no longer recoverable when compared to the estimated remaining future cash flows. Accordingly, during the first quarter of 2006, the Company recorded an impairment charge totaling $131.1 million to write down the fleet to its estimated fair market value. Additionally, during the third quarter of 2006, we bought five MD-80 aircraft from lessors and terminated the leases for those five aircraft. The total purchase price for the five aircraft was $80.9 million, including assumed debt of $11.6 million. Immediately upon purchase of the aircraft, we evaluated impairment and concluded that the carrying value was not recoverable. As a result, we recorded an additional $58.4 million charge in the third quarter for the impairment. See Note 2 in the Consolidated Financial Statements for further discussion about the impairment of the MD-80s and a similar impairment to our Boeing 737-200 aircraft recorded in 2004.

There is inherent risk in estimating the fair value of our aircraft and their salvage values at the time of an impairment. Actual proceeds upon disposition of the aircraft could be materially less than expected, resulting in additional loss. Our estimate of salvage value at the time of disposal could also change, requiring us to increase the depreciation expense on the affected aircraft.

Workers' Compensation and Employee Health-Care Accruals

We use a combination of insurance and self-insurance mechanisms to provide for workers' compensation claims and employee health-care benefits. Liabilities associated with these risks are not discounted and are estimated, in part, by considering historical claims experience and outside expertise, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. Our workers' compensation and employee health care accruals totaled $35.7 million at December 31, 2006, compared to $34.4 million at December 31, 2005.

Realizability of Deferred Tax Assets

The Company has a net deferred tax asset of $19.6 million at December 31, 2006, which includes gross deferred tax assets of $504.2 million, partially offset by gross deferred tax liabilities of $484.6 million. In accordance with SFAS No. 109, *Accounting for Income Taxes,* we have evaluated whether it is more likely than not that the deferred tax assets will be realized. Based on the available evidence, we have concluded that it is more likely than not that those assets would be realizable and thus no valuation allowance has been recorded as of December 31, 2006. Our conclusion is based on the expected future reversals of existing taxable temporary differences and does not rely on future taxable income. Should we incur additional losses in the future, our ability to realize the net operating loss carryforwards may be subject to greater uncertainty.

New Accounting Standards

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether those misstatements are material to our financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB 108 effective January 1, 2006. See Note 16 to the consolidated financial statements for further discussion.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. The purpose of FIN 48 is to clarify certain aspects of the recognition and measurement related to accounting for income tax uncertainties. This interpretation is effective for fiscal years beginning after December 15, 2006. We do not believe this interpretation will have a material impact on our results from operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair-value measurements required under other accounting pronouncements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. The statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157, but do not expect the statement to have a significant impact on our results from operations or financial position.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force (EITF) Issue No. 06-03, *How Sales Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross Versus Net Presentation).* The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 31, 2006. Taxes collected from our passengers, which include sales taxes, airport and security fees and other fees, are and have been recorded on a net basis. We have no intention of modifying this accounting policy. As such, the adoption of EITF 06-03 will not have an effect on our results from operations or financial position.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents the major indicators of financial condition and liquidity.

	December 31, 2006	December 31, 2005	Change
	(In millions, except per-share and debt-to-capital amounts)		
Cash and marketable securities	**$ 1,013.9**	$ 982.6	$ 31.3
Working capital	**335.6**	374.7	(39.1)
Long-term debt, net of current portion	**1,031.7**	969.1	62.6
Shareholders' equity	**885.5**	827.6	57.9
Book value per common share	**$ 21.97**	$ 24.74	($ 2.77)
Long-term debt-to-capital	**54%: 46%**	54%:46%	NA
Long-term debt-to-capital assuming aircraft operating leases are capitalized at seven times annualized rent	**72%: 28%**	73%:27%	NA

Our debt-to-capital ratio, including aircraft operating leases, decreased from December 31, 2005 primarily as a result of the conversion to equity of our senior convertible notes in April 2006, partially offset by a $52.6 million net loss for 2006, unfavorable adjustments to accumulated other comprehensive income for pension and postretirement obligations totaling $61.4 million after tax, an $18.6 million after-tax adjustment to equity upon our adoption of Staff Accounting Bulletin No. 108, and an increase in our outstanding debt in connection with new aircraft-secured debt arrangements in 2006.

During the year ended December 31, 2006, our cash and marketable securities increased $31.3 million to $1,013.9 million. The following discussion summarizes the primary drivers of the increase and our expectation of future cash requirements.

Analysis of Cash Flows

Cash Provided by Operating Activities

During 2006, net cash provided by operating activities was $449.8 million, compared to $270.1 million during 2005. The improvement was driven by significantly higher operating revenues and a decline in cash payments made for severance compared to the prior year, offset by continued increases in fuel costs and $121.9 million in cash contributions to our defined-benefit pension plans during 2006 compared to $69.3 million during the same period in 2005. We typically generate positive cash flows from operations, but anticipate consuming substantially all of that cash for capital expenditures and debt payments in the next several years.

Cash Used in Investing Activities

Cash used in investing activities was $533.0 million during 2006, compared to $481.1 million in 2005. We had net sales of $129.4 million of marketable securities and spent $678.5 million for property and equipment additions, net of proceeds from asset dispositions, resulting in an increase of $268.1 million compared to 2005. The increase in capital expenditures is primarily due to the increase in pre-delivery payments made for future aircraft deliveries and the purchase in 2006 of ten B737-800s, five MD-80s out of leases, two Q400s and one CRJ-700, compared to three B737-800s in 2005. We expect capital expenditures to be approximately $680 million (of which $605 million is expected to be aircraft-related) in 2007 as we take delivery of 14 new B737-800 and 13 new Bombardier Q400 aircraft.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $240.3 million during 2006 compared to $256.6 million during 2005. We obtained debt financing for nine new B737-800 aircraft and one CRJ-700 purchased in 2006. We had $30.4 million in proceeds from the issuance of our common stock through stock option exercises and our employee stock purchase plan, compared to $15.2 million during 2005. Offsetting these increases were normal long-term debt payments of $62.0 million and debt payments on our pre-delivery payment facility of $140.6 million in 2006. In the fourth quarter of 2005, we issued 5.7 million shares of common stock for proceeds of $200.0 million, net of underwriting discounts and professional fees.

We plan to meet our capital and operating commitments through internally generated funds from operations and cash and marketable securities on hand, additional debt financing, and availability of credit under our pre-delivery payment facility. We have debt financing arranged for 10 of our 14 firm 2007 deliveries of B737-800s and are currently negotiating financing for the Q400s.

Supplemental Disclosure of Noncash Investing and Financing Activities

In the second quarter of 2006, we called for redemption all of our $150 million senior convertible notes, and all of the notes were converted by the holders into shares of our common stock. Additionally, we assumed debt totaling $11.6 million in connection with the purchase of one of the MD-80 aircraft purchased from lessors during the third quarter of 2006.

Bank Line-of-Credit Facility

Alaska has a $160 million variable-rate credit facility that expires in March 2008. As of December 31, 2006, there are no outstanding borrowings on this credit facility and the Company has no immediate plans to borrow using this credit facility. See Note 7 in the Consolidated Financial Statements for further discussion.

Pre-delivery Payment Facility

Alaska's $172 million variable-rate revolving loan facility is available to provide a portion of the pre-delivery funding requirements of Alaska's purchase of new Boeing 737-800 aircraft under the current aircraft purchase agreement. The facility expires on August 31, 2009. The interest rate is based on one-month LIBOR plus a specified margin. Any borrowings will be secured by Alaska's rights under the Boeing purchase agreement. The principal amounts outstanding on the facility relate to specified aircraft and will be repaid at the time that Alaska takes delivery of the aircraft, if not sooner, likely using proceeds from long-term debt financing on those aircraft. As of December 31, 2006, $39.2 million was outstanding. No amounts have been borrowed subsequent to year-end, although we may use the facility in the future to fund additional pre-delivery payments.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Aircraft Purchase Commitments

At December 31, 2006, we had firm orders for 51 aircraft requiring aggregate payments of approximately $1.2 billion, as set forth below. Alaska has options to acquire 24 additional B737s and purchase rights for 27 more, and Horizon has options to acquire 19 Q400s and 15 CRJ-700s. Alaska and Horizon expect to finance the firm orders and, to the extent exercised, the option aircraft with leases, long-term debt or internally generated cash.

During 2006, Alaska took delivery of 12 B737-800s, two of which are under operating lease agreements, one was paid for with cash on hand, and nine were paid for with cash and then subsequently financed with fixed-rate debt arrangements. Horizon took delivery of two used Q400s, both of which were paid for with cash on hand, and one CRJ-700, which was financed with a variable-rate debt arrangement. During 2006, Alaska executed an arrangement to sell six B737-200 aircraft. Title to each aircraft will be transferred as each of the aircraft leaves our fleet over the next several months, with the last aircraft expected to leave our fleet in April 2007. Two of these aircraft were sold during 2006 and two were sold subsequent to the end of the year, all of which resulted in nominal gains on the transactions.

The following table summarizes aircraft purchase commitments and payments by year, as of December 31, 2006:

	Delivery Period - Firm Orders						
Aircraft	**2007**	**2008**	**2009**	**2010**	**2011**	**Beyond 2011**	**Total**
Boeing 737-800	14	11	4	6	3	—	38
Bombardier Q400	13	—	—	—	—	—	13
Total	27	11	4	6	3	—	51
Payments (Millions)	$536.6	$270.3	$159.9	$146.0	$44.9	—	$1,157.7

Two of the B737-800 aircraft and four of the Q400s were delivered subsequent to December 31, 2006. The two B737-800 were paid for with cash on hand and subsequently debt-financed. The Q400s were paid for with cash on hand. Management is currently reviewing financing alternatives for the Q400s, but no agreements have been executed as of the date of this report. The remaining B737-800 aircraft scheduled for delivery in 2007 are generally evenly spread throughout the rest of the year. The majority of the 13 Q400s will be delivered in the first six months of the year. Financing for seven of the remaining 11 B737-800 aircraft deliveries in 2007 has already been arranged. The other four deliveries are expected to be paid for with cash on hand. The Company is evaluating financing options for the Q400 deliveries.

If we are able to successfully achieve targeted profitability and implement our growth strategy, Alaska and Horizon will continue to convert additional options and purchase rights into firm orders, resulting in capital expenditure spending .

Contractual Obligations

The following table provides a summary of our principal payments under current and long-term debt obligations, capital lease obligations, operating lease commitments, aircraft purchase commitments and other obligations as of December 31, 2006. This table excludes contributions to our various pension plans, which we expect to be approximately $50 million to $80 million per year through 2010.

(in millions)	2007	2008	2009	2010	2011	Beyond 2011	Total
Current and long-term debt obligations (excluding the pre- delivery payment facility)	$ 79.9	$ 83.7	$ 88.1	$ 94.2	$122.4	$ 643.3	$1,111.6
Current and long-term portions of the pre-delivery payment facility	39.2	—	—	—	—	—	39.2
Operating lease commitments(1)	246.8	237.3	218.2	207.7	177.4	680.6	1,768.0
Aircraft purchase commitments	536.6	270.3	159.9	146.0	44.9	—	1,157.7
Interest obligations (2)	75.1	70.5	63.0	56.8	50.2	143.2	458.8
Other purchase obligations (3)	29.4	29.7	30.0	30.3	30.6	93.6	243.6
Total	$1,007.0	$691.5	$559.2	$535.0	$425.5	$1,560.7	$4,778.9

(1) Operating lease commitments generally include aircraft operating leases, airport property and hangar leases, office space, and other equipment leases. The aircraft operating leases include lease obligations for six leased MD-80 aircraft, four of which we intend to retire earlier than expected in connection with our fleet transition plan.
(2) For variable-rate debt, future obligations are shown above using interest rates in effect as of December 31, 2006.
(3) Includes minimum obligations under our long-term power-by-the-hour maintenance agreement.

Effect of Inflation and Price Changes

Inflation and price changes other than for aircraft fuel do not have a significant effect on our operating revenues, operating expenses and operating income.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK*

We have interest-rate risk on our floating-rate debt obligations and our available-for-sale marketable investment portfolio, and commodity-price risk in jet fuel required to operate our aircraft fleet. We purchase the majority of our jet fuel at prevailing market prices, and seek to manage market risk through execution of a documented hedging strategy and other means. We have market-sensitive instruments in the form of fixed-rate debt instruments and financial derivative instruments used to hedge our exposure to jet-fuel price increases. We do not purchase or hold any derivative financial instruments for trading purposes.

Market Risk – Aircraft Fuel

Currently, our fuel-hedging portfolio consists almost exclusively of crude oil call options. We utilize the contracts in our portfolio as hedges to decrease our exposure to the volatility of jet fuel prices. Call options are designed to effectively cap our cost of the crude oil component of fuel prices allowing us to limit our exposure to increasing fuel prices. With these call option contracts, we still benefit from the decline in crude oil prices as there is no downward exposure other than the premiums that we pay to enter into the contracts. Although to a lesser extent, we also use collar structures for fuel hedging purposes. We believe there is risk in not hedging against the possibility of fuel price increases. See Note 4 in the Consolidated Financial Statements for a summary of our hedge positions. We estimate that a 10% increase or decrease in crude oil prices as of December 31, 2006 would increase or decrease the fair value of our hedge portfolio by approximately $23.6 million and $20.5 million, respectively.

Additionally, we have entered into fuel purchase contracts that fix the refining margin we pay for approximately 50% of Alaska's fuel consumption in the first quarter of 2007.

Please refer to pages 30 through 32, as well as to Note 4 in the consolidated financial statements, for company-specific data on the results of our fuel-hedging program.

Financial Market Risk

We have exposure to market risk associated with changes in interest rates related primarily to our debt obligations and short-term investment portfolio. Our debt obligations include variable-rate instruments, which have exposure to changes in interest rates. This exposure is somewhat mitigated through our variable-rate investment portfolio. A hypothetical 10% change in the average interest rates incurred on variable-rate debt during 2006 would correspondingly change our net earnings and cash flows associated with these items by approximately $2.6 million. In order to help mitigate the risk of interest rate fluctuations, we fixed the interest rates on certain existing variable-rate debt agreements in 2005 and 2006. Additionally, several of our new debt arrangements in 2006 were fixed-rate arrangements and we converted our variable-rate $150 million senior notes to equity in 2006. As a result, our variable-rate debt is approximately 37% of our total long-term debt at December 31, 2006 compared to 44% at December 31, 2005.

We also have investments in marketable securities, which are exposed to market risk associated with changes in interest rates. If short-term interest rates were to average 1% more than they did in 2006, interest income would increase by approximately 41 basis points.

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

TABLE OF CONTENTS

Selected Quarterly Consolidated Financial Information (Unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2006	2005	2006	2005	2006	2005	2006	2005
	(in millions, except per share)							
Operating revenues	**$ 735.4**	$642.5	**$873.0**	$756.5	**$935.7**	$845.7	**$790.3**	$730.6
Operating income (loss)	**(125.2)**	27.3	**80.1**	36.6	**(24.0)**	153.1	**(18.2)**	(50.5)
Income (loss) before accounting change	**(79.1)**	9.9	**55.5**	17.4	**(17.4)**	90.2	**(11.6)**	(33.0)
Net income (loss)	**(79.1)**	(80.5)	**55.5**	17.4	**(17.4)**	90.2	**(11.6)**	(33.0)
Basic earnings (loss) per share:								
Income (loss) before accounting change*	**(2.36)**	0.36	**1.46**	0.64	**(0.44)**	3.28	**(0.29)**	(1.15)
Net income (loss)*	**(2.36)**	(2.97)	**1.46**	0.64	**(0.44)**	3.28	**(0.29)**	(1.15)
Diluted earnings (loss) per share:								
Income (loss) before accounting change*	**(2.36)**	0.34	**1.38**	0.56	**(0.44)**	2.71	**(0.29)**	(1.15)
Net income (loss) *	**(2.36)**	(2.39)	**1.38**	0.56	**(0.44)**	2.71	**(0.29)**	(1.15)

* For earnings per share, the sum of the quarters will not equal the total for the full year.

Alaska Air Group, Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31 (In Millions)	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 230.7**	$ 73.6
Marketable securities (including securities loaned of $108.4 and $110.0)	**783.2**	909.0
Total cash and marketable securities	**1,013.9**	982.6
Securities lending collateral	**111.3**	112.0
Receivables—less allowance for doubtful accounts of $2.9 and $2.7	**134.2**	124.2
Inventories and supplies—net	**44.7**	44.0
Deferred income taxes	**134.2**	91.8
Fuel hedge contracts	**45.9**	101.4
Prepaid expenses and other current assets	**88.1**	84.3
Total Current Assets	**1,572.3**	1,540.3
Property and Equipment		
Aircraft and other flight equipment	**2,296.6**	2,283.1
Other property and equipment	**530.7**	481.0
Deposits for future flight equipment	**437.8**	305.3
	3,265.1	3,069.4
Less accumulated depreciation and amortization	**906.1**	1,037.2
Total Property and Equipment—Net	**2,359.0**	2,032.2
Intangible Asset Related to Additional Minimum Pension Liability	**—**	33.6
Fuel Hedge Contracts	**22.7**	51.9
Other Assets	**123.1**	134.0
Total Assets	**$4,077.1**	$3,792.0

See accompanying notes to consolidated financial statements.

Alaska Air Group, Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31 (In Millions Except Share Amounts)	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 90.0**	$ 86.9
Accrued aircraft rent	**56.8**	71.8
Accrued wages, vacation and payroll taxes	**144.0**	105.9
Other accrued liabilities	**404.3**	383.7
Air traffic liability	**311.2**	291.8
Securities lending obligation	**111.3**	112.0
Current portion of long-term debt	**119.1**	113.5
Total Current Liabilities	**1,236.7**	1,165.6
Long-Term Debt, Net of Current Portion	**1,031.7**	969.1
Other Liabilities and Credits		
Deferred income taxes	**114.6**	156.4
Deferred revenue	**333.0**	291.1
Other liabilities	**475.6**	382.2
	923.2	829.7
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, $1 par value		
Authorized: 5,000,000 shares, none issued or outstanding	**—**	—
Common stock, $1 par value		
Authorized: 100,000,000 shares		
Issued: 2006—42,501,163 shares		
2005— 35,932,925 shares	**42.5**	35.9
Capital in excess of par value	**877.9**	710.3
Treasury stock (common), at cost: 2006—2,207,474 shares		
2005—2,478,779 shares	**(50.4)**	(56.6)
Deferred stock-based compensation	**—**	(8.1)
Accumulated other comprehensive loss	**(191.4)**	(132.0)
Retained earnings	**206.9**	278.1
	885.5	827.6
Total Liabilities and Shareholders' Equity	**$4,077.1**	$3,792.0

See accompanying notes to consolidated financial statements.

Alaska Air Group, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31 (In Millions Except Per Share Amounts)	2006	2005	2004
Operating Revenues			
Passenger	**$3,083.0**	$2,728.7	$2,494.6
Freight and mail	**97.3**	94.1	90.3
Other—net	**154.1**	152.5	138.9
Total Operating Revenues	**3,334.4**	2,975.3	2,723.8
Operating Expenses			
Wages and benefits	**937.0**	903.6	962.2
Variable incentive pay	**36.8**	20.0	5.3
Aircraft fuel, including hedging gains and losses	**873.5**	548.9	455.2
Aircraft maintenance	**230.7**	228.5	184.1
Aircraft rent	**180.2**	187.0	187.4
Landing fees and other rentals	**204.0**	202.7	179.4
Contracted services	**153.2**	132.4	108.4
Selling expenses	**169.3**	163.4	150.6
Depreciation and amortization	**157.5**	143.4	142.6
Food and beverage service	**51.2**	51.3	51.9
Other	**214.0**	207.2	197.4
Fleet transition costs	**189.5**	—	—
Restructuring charges and adjustments	**24.8**	20.4	53.4
Impairment of aircraft and related spare parts	**—**	—	40.2
Total Operating Expenses	**3,421.7**	2,808.8	2,718.1
Operating Income (Loss)	**(87.3)**	166.5	5.7
Nonoperating Income (Expense)			
Interest income	**54.3**	30.9	24.5
Interest expense	**(78.0)**	(63.0)	(51.9)
Interest capitalized	**24.7**	8.9	1.7
Other—net	**(1.5)**	(6.1)	(0.6)
	(0.5)	(29.3)	(26.3)
Income (loss) before income tax and accounting change	**(87.8)**	137.2	(20.6)
Income tax expense (benefit)	**(35.2)**	52.7	(5.3)
Income (loss) before accounting change	**(52.6)**	84.5	(15.3)
Cumulative effect of accounting change, net of tax	**—**	(90.4)	—
Net Loss	**$ (52.6)**	$ (5.9)	$ (15.3)
Basic Earnings (Loss) Per Share:			
Income (loss) before accounting change	**$ (1.39)**	$ 3.06	$ (0.57)
Cumulative effect of accounting change	**NA**	(3.27)	—
Net Loss Per Share	**$ (1.39)**	$ (0.21)	$ (0.57)
Diluted Earnings (Loss) Per Share:			
Income (loss) before accounting change	**$ (1.39)**	$ 2.65	$ (0.57)
Cumulative effect of accounting change	**NA**	(2.66)	—
Net Loss Per Share	**$ (1.39)**	$ (0.01)	$ (0.57)
Unaudited Pro Forma Results (assuming change in method of accounting was applied retrospectively):			
Pro forma net loss	**NA**	NA	$ (11.2)
Pro Forma Basic Loss Per Share	**NA**	NA	$ (0.42)
Pro Forma Diluted Loss Per Share	**NA**	NA	$ (0.42)
Shares used for computation:			
Basic	**37.939**	27.609	26.859
Diluted	**37.939**	33.917	26.859

See accompanying notes to consolidated financial statements.

Alaska Air Group, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Millions)	*Common Shares Outstanding*	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at December 31, 2003	*26.762*	$29.5	$486.3	$(61.9)	$ 0.0	$ (79.0)	$299.3	$674.2
2004 net loss							(15.3)	(15.3)
Other comprehensive income (loss):								
Officers supplemental retirement plan net of $1.0 tax expense						1.5		1.5
Related to marketable securities:								
Change in fair value						(5.2)		
Reclassification to earnings						0.9		
Income tax effect						1.6		
						(2.7)		(2.7)
Related to fuel hedges:								
Change in fair value						17.9		
Reclassification to earnings						(16.5)		
Income tax effect						(0.5)		
						0.9		0.9
Minimum pension liability adjustment net of $1.2 tax benefit						(2.3)		(2.3)
Total comprehensive loss								(17.9)
Deferred stock-based compensation			3.5		(3.5)			0.0
Amortization of deferred stock-based compensation			—		0.1			0.1
Treasury stock sales	*0.062*	—	—	1.4				1.4
Stock issued for employee stock purchase plan	*0.137*	0.1	2.4	—				2.5
Stock issued under stock plans, including $0.6 tax benefit	*0.165*	0.2	4.3	—				4.5
Balances at December 31, 2004	*27.126*	$29.8	$496.5	$(60.5)	$(3.4)	$ (81.6)	$284.0	$664.8
2005 net loss							(5.9)	(5.9)
Other comprehensive income (loss):								
Officers supplemental retirement plan net of $0.7 tax benefit						(1.1)		(1.1)
Related to marketable securities:								
Change in fair value						(3.5)		
Reclassification to earnings						3.5		
Income tax effect						0.0		
						0.0		0.0
Related to fuel hedges:								
Reclassification to earnings						(12.8)		
Income tax effect						4.7		
						(8.1)		(8.1)
Minimum pension liability adjustment, net of $24.4 tax benefit						(41.2)		(41.2)
Total comprehensive loss								(56.3)
Deferred stock-based compensation			6.8		(6.8)			0.0
Amortization of deferred stock-based compensation			—		2.1			2.1
Treasury stock sales	*0.172*	—	—	3.9				3.9
Stock issued for employee stock purchase plan	*0.114*	0.1	2.3	—				2.4
Stock issued under stock plans, including $1.8 tax benefit	*0.342*	0.3	10.4	—				10.7
Stock issued in equity offering, net of $0.4 fees	*5.700*	5.7	194.3					200.0
Balances at December 31, 2005	*33.454*	$35.9	$710.3	$(56.6)	$(8.1)	$(132.0)	$278.1	$827.6

See accompanying notes to consolidated financial statements.

Alaska Air Group, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY—(Continued)

(In Millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at December 31, 2005	33.454	$35.9	$710.3	$(56.6)	$(8.1)	$(132.0)	$278.1	$ 827.6
Cumulative effect of adoption of SAB 108, net of $11.1 tax effect	—	—	—	—	—	—	(18.6)	(18.6)
Adjusted balances at December 31, 2005	33.454	$35.9	$710.3	$(56.6)	$(8.1)	$(132.0)	$259.5	$ 809.0
2006 net loss							(52.6)	(52.6)
Other comprehensive income (loss):								
Pension liability adjustment, net of $25.2 tax benefit						(43.1)		(43.1)
Postretirement medical liability adjustment, net of $11.1 tax benefit						(18.7)		(18.7)
Officers supplemental retirement plan net of $0.2 tax effect						0.4		0.4
Related to marketable securities:								
Change in fair value						4.0		
Reclassification to earnings						(0.4)		
Income tax effect						(1.3)		
						2.3		2.3
Related to fuel hedges:								
Reclassification to earnings						(0.6)		
Income tax effect						0.3		
						(0.3)		(0.3)
Total comprehensive loss								(112.0)
Implementation of SFAS 123R			(8.1)		8.1			0.0
Stock-based compensation			8.2					8.2
Treasury stock issued under stock plans	0.272	—	—	6.2				6.2
Stock issued for employee stock purchase plan	0.093	0.1	2.4	—				2.5
Stock issued under stock plans, including $4.1 tax benefit	0.706	0.7	25.3	—				26.0
Stock issued upon conversion of senior convertible notes, net of $4.4 million of unamortized issuance costs	5.769	5.8	139.8					145.6
Balances at December 31, 2006	40.294	$42.5	$877.9	$(50.4)	$ 0.0	$(191.4)	$206.9	$ 885.5

See accompanying notes to consolidated financial statements.

Alaska Air Group, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (In Millions)	2006	2005	2004
Cash flows from operating activities:			
Net loss	**$ (52.6)**	$ (5.9)	$ (15.3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	**—**	90.4	—
Fleet transition costs	**189.5**	—	—
Restructuring charges and adjustments	**24.8**	20.4	53.4
Impairment of aircraft and related spare parts	**—**	—	40.2
Depreciation and amortization	**157.5**	143.4	142.6
Amortization of airframe and engine overhauls	**—**	—	62.6
Stock-based compensation	**8.2**	2.1	0.1
Changes in fair values of open fuel hedge contracts	**84.1**	(70.1)	(55.4)
Loss (gain) on sale of assets	**(0.4)**	1.6	1.0
Changes in deferred income taxes	**(34.0)**	51.6	(2.5)
Tax benefit from stock option exercises	**(4.1)**	(1.8)	(0.6)
(Increase) decrease in receivables—net	**(10.0)**	(24.8)	21.3
Increase in prepaid expenses and other current assets	**(11.3)**	(13.4)	(21.0)
Increase in air traffic liability	**19.4**	41.6	12.5
Increase (decrease) in other current liabilities	**34.7**	(11.5)	81.0
Increase in deferred revenue and other-net	**44.0**	46.5	13.5
Net cash provided by operating activities	**449.8**	270.1	333.4
Cash flows from investing activities:			
Proceeds from disposition of assets	**3.6**	6.5	12.4
Purchases of marketable securities	**(806.5)**	(1,184.5)	(976.1)
Sales and maturities of marketable securities	**935.9**	1,121.4	745.3
Securities lending collateral	**0.7**	(112.0)	—
Securities lending obligation	**(0.7)**	112.0	—
Property and equipment additions:			
Aircraft and aircraft purchase deposits	**(591.8)**	(345.0)	(60.8)
Capitalized overhauls	**—**	—	(63.8)
Other flight equipment	**(37.8)**	(46.6)	(26.9)
Other property and equipment	**(52.5)**	(32.9)	(35.2)
Aircraft deposits returned	**—**	7.6	19.2
Restricted deposits and other	**16.1**	(7.6)	(6.1)
Net cash used in investing activities	**(533.0)**	(481.1)	(392.0)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, net	**408.4**	93.8	94.6
Long-term debt and capital lease payments	**(202.6)**	(54.2)	(209.9)
Proceeds from issuance of common stock, net of related fees	**30.4**	215.2	8.4
Tax benefit from stock option exercises	**4.1**	1.8	0.6
Net cash provided by (used in) financing activities	**240.3**	256.6	(106.3)
Net change in cash and cash equivalents	**157.1**	45.6	(164.9)
Cash and cash equivalents at beginning of year	**73.6**	28.0	192.9
Cash and cash equivalents at end of year	**$ 230.7**	$ 73.6	$ 28.0
Supplemental disclosure of cash paid (refunded) during the year for:			
Interest (net of amount capitalized)	**$ 48.2**	$ 51.7	$ 49.7
Income taxes	**9.5**	1.5	(39.8)
Noncash investing and financing activities:			
Conversion of senior convertible notes to equity	**$ 150.0**	$ —	$ —
Debt assumed in purchase of MD-80 aircraft	**11.6**		
Assets acquired under long-term debt and capital leases			44.7
Credit received for flight deposits deferred in other liabilities		9.7	

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alaska Air Group, Inc.
December 31, 2006

Note 1. General and Summary of Significant Accounting Policies

Organization and Basis of Presentation

The consolidated financial statements include the accounts of Alaska Air Group, Inc. (Air Group or the Company) and its subsidiaries, the principal subsidiaries being Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon), through which the Company conducts substantially all of its operations. All significant intercompany balances and transactions have been eliminated. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and their preparation requires the use of management's estimates. Actual results may differ from these estimates.

Nature of Operations

Alaska and Horizon operate as airlines. However, their business plans, competition, and economic risks differ substantially. Alaska is a major airline and principally serves destinations in the state of Alaska and provides north/south service between cities in the western U.S., Canada and Mexico. Alaska also provides east/west service to eight cities, primarily from Seattle. It operates an all-jet fleet and its average passenger trip in 2006 was 1,038 miles. Horizon is a regional airline serving primarily the Pacific Northwest, northern California, and western Canada. Horizon serves its own native markets and provides certain contract flying for Alaska. Horizon operates both jet and turboprop aircraft, and its average passenger trip in 2006 was 392 miles.

West Coast passenger traffic accounted for 45% of Alaska's 2006 revenue passenger miles, passenger traffic within Alaska and between Alaska and the U.S. mainland accounted for 20%, the Mexico markets accounted for 11%, the Canada markets accounted for 4%, and other markets accounted for 20%. Based on passenger enplanements, Alaska's leading airports are Seattle, Los Angeles, Anchorage, and Portland. Based on 2006 revenues, its leading nonstop routes are Anchorage-Seattle, Los Angeles-Seattle, and San Diego-Seattle.

Approximately 91% of Horizon's revenue passenger miles are flown domestically, primarily in the states of Washington, Oregon and Idaho. The Canada markets accounted for 9% of revenue passenger miles in 2006. Based on passenger enplanements, Horizon's leading airports are Seattle, Portland, Boise, and Spokane. Based on revenues in 2006, its leading nonstop routes are Portland-Seattle, Spokane-Seattle, and Ontario-Portland.

On January 1, 2004, Horizon began operating regional jet service branded as Frontier JetExpress under a 12-year agreement with Frontier Airlines. Horizon operated nine regional jet aircraft under the Frontier JetExpress brand in 2005 and 2006. Flying under this agreement represented 23% of Horizon's capacity and 8% of passenger revenues in 2006 and 23% of capacity and 9% of passenger revenues in 2005. In the third quarter of 2006, Horizon announced that it would discontinue the Frontier JetExpress program beginning in the first quarter of 2007, with a full exit from the program by the end of 2007. The Company anticipates that these aircraft will be redeployed throughout its network.

The Company's operations and financial results are subject to various uncertainties, such as industry instability, which has lead to bankruptcy filings by some of the major carriers, general economic conditions, intense competition, volatile fuel prices, a largely unionized work force, the need to finance large capital expenditures, government regulation, and potential aircraft incidents.

Approximately 84% and 49% of Alaska and Horizon employees, respectively, are covered by collective bargaining agreements. Approximately 15% and 36% of Alaska and Horizon employees, respectively, are covered under agreements that are currently in negotiations or become amendable prior to December 31, 2007.

Airlines are characterized by high fixed costs. Small fluctuations in load factors and yield (a measure of ticket prices) can have a significant impact on operating results. The Company has been and continues working to reduce unit costs to better compete with carriers that have lower cost structures.

Substantially all of Alaska's and Horizon's sales occur in the United States. See Note 14 for operating segment information and geographic concentrations.

Reclassifications

The Company has reclassified all of its fuel-hedging gains and losses from *other nonoperating income (expense)* to *aircraft fuel, including hedging gains and losses,* for all periods presented (see Note 4). Certain other reclassifications have been made to conform the prior year's data to the current format.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. They are carried at cost, which approximates market. The Company reduces cash balances when checks are disbursed. Due to the time delay in checks clearing the banks, the Company normally maintains a negative balance in its cash disbursement accounts, which is reported as a current liability. The amount of the negative cash balance was $29.7 million and $34.4 million at December 31, 2006 and 2005, respectively, and is included in accounts payable.

Securities Lending

From time to time, the Company lends certain marketable securities to third parties for a period of less than one year to enhance investment income. During the time period in which these securities are loaned to the third parties, the Company requires cash collateral for 102% of the daily market value of the loaned securities. This cash collateral is restricted and is deposited with a lending agent and invested by that agent in accordance with the Company's guidelines. The Company maintains full ownership rights to the securities loaned and continues to earn interest and appreciation on them. As of December 31, 2006 and 2005, the Company had $108.4 million and $110.0 million of securities on loan under the program. These affected securities are included as marketable securities in the consolidated balance sheets.

Receivables

Receivables consist primarily of airline traffic (including credit card) receivables, amounts from customers, mileage plan partners, government tax authorities, and other miscellaneous amounts due to the Company, and are net of an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based on known troubled accounts and historical experience applied to an aging of accounts.

Inventories and Supplies—net

Expendable aircraft parts, materials and supplies are stated at average cost and are included in inventories and supplies-net. An obsolescence allowance for expendable parts is accrued based on estimated lives of the corresponding fleet type and salvage values. Surplus inventories are carried at their net realizable value. The allowance for all non-surplus expendable inventories was $20.5 million and $20.7 million at December 31, 2006 and 2005, respectively. Inventory and supplies-net also includes fuel inventory of $7.2 million and $4.4 million at December 31, 2006 and 2005, respectively. Repairable and rotable aircraft parts inventory are included in flight equipment.

Property, Equipment and Depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are as follows:

Aircraft and related flight equipment:	
Boeing 737-400/700/800/900	20 years
Bombardier Q400 and CRJ-700	15 years
Bombardier Q200, Q400 and CRJ-700 rotable spares	10 years
Buildings	25-30 years
Minor building and land improvements	10 years
Capitalized leases and leasehold improvements	Shorter of lease term or estimated useful life
Computer hardware and software	3-5 years
Other furniture and equipment	5-10 years

As a result of the expected early retirement of the B737-200C and MD-80 fleets, all aircraft and related flight equipment are being depreciated through 2007 and 2008, respectively, depending on the scheduled retirement dates.

"Related flight equipment" includes rotable and repairable spare inventory, which are depreciated over the associated fleet life unless otherwise noted.

Maintenance and repairs are expensed when incurred. Major modifications that extend the life or improve the usefulness of aircraft are capitalized and depreciated over their estimated period of use.

The Company evaluates long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the total carrying amount of an asset or asset group may not be recoverable. The Company groups assets for purposes of such reviews at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of other groups of assets and liabilities. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition are less than its carrying amount. If the asset or asset group is not considered recoverable, a write-down equal to the excess of the carrying amount over the fair value will be recorded.

Internally Used Software Costs

The Company capitalizes costs to develop internal-use software that are incurred in the application development stage. Amortization commences when the software is ready for its intended use and the amortization period is the estimated useful life of the software, generally three to five years. Capitalized costs primarily include contract labor and payroll costs of the individuals dedicated to the development of internal-use software. The Company capitalized software development costs of $9.9 million, $2.3 million, and $6.8 million during the years ended December 31, 2006, 2005, and 2004, respectively.

Workers Compensation and Employee Health-Care Accruals

The Company uses a combination of self-insurance and insurance mechanisms to provide for workers compensation claims and employee health care benefits. Liabilities associated with the risks that are retained by the Company are not discounted and are estimated, in part, by considering historical claims experience and outside expertise, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Deferred Revenue Deferred revenue results primarily from the sale of mileage credits. This revenue is recognized when award transportation is provided or over the term of the applicable agreements.

Operating Leases

The Company leases aircraft, airport and terminal facilities, office space, and other equipment under operating leases. Some of these lease agreements contain rent escalation clauses or rent holidays. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases in the consolidated statements of operations.

Leased Aircraft Return Costs

Cash payments associated with returning leased aircraft are accrued beginning immediately after the last heavy maintenance visit prior to the scheduled aircraft return date. This accrual is based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement, although the actual amount due to any lessor upon return will not be known with certainty until lease termination.

As leased aircraft are returned, any payments are charged against the established accrual. The accrual is part of other current and long-term liabilities, and was $9.2 million and $9.9 million as of December 31, 2006 and December 31, 2005, respectively.

Revenue Recognition

Passenger revenue is recognized when the passenger travels. Tickets sold but not yet used are reported as air traffic liability. Passenger traffic commissions and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized as revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based on the Company's historical data.

Freight and mail revenues are recognized when service is provided. Other-net revenues are primarily related to the Mileage Plan and they are recognized as described in the "Mileage Plan" paragraph below.

Mileage Plan

Alaska operates a frequent flyer program ("Mileage Plan") that provides travel awards to members based on accumulated mileage. For miles earned by flying on Alaska and through airline partners, the estimated cost of providing free travel awards is recognized as a selling expense and accrued as a liability as miles are earned and accumulated. Alaska also sells mileage credits to non-airline partners such as hotels, car rental agencies, a grocery store chain, and a major bank that offers Alaska Airlines affinity credit cards. The Company defers the portion of the sales proceeds that represents the estimated fair value of the award transportation and recognizes that amount as revenue when the award transportation is provided. The deferred proceeds are recognized as passenger revenue for awards redeemed and flown on Alaska or Horizon, and as other-net revenue for awards redeemed and flown on other airlines. The portion of the sales proceeds not deferred is recognized as commission income and included in other revenue-net in the consolidated statements of operations. Alaska's Mileage Plan deferred revenue and liabilities are included under the following balance sheet captions at December 31 (in millions):

Balance Sheet Captions	2006	2005
Current Liabilities:		
Other accrued liabilities	**$196.6**	$165.0
Other Liabilities and Credits:		
Deferred revenue	**328.3**	285.8
Other liabilities	**20.7**	20.9
Total	**$545.6**	$471.7

The amounts recorded in other accrued liabilities relate primarily to deferred revenue expected to be realized within one year, including $32.7 million and $25.1 million at December 31, 2006 and 2005, respectively, associated with Mileage Plan awards issued but not yet flown.

Alaska's Mileage Plan revenue is included under the following statements of operations captions for the years ended December 31 (in millions):

	2006	2005	2004
Passenger revenues	**$ 95.5**	$ 81.3	$ 65.3
Other-net revenues	**98.7**	98.9	77.8
Total Mileage Plan revenues	**$194.2**	$180.2	$143.1

Aircraft Fuel

Aircraft fuel includes raw jet fuel and associated "into-plane" costs, fuel taxes, oil, and all of the gains and losses associated with fuel hedge contracts.

Contracted Services

Contracted services includes expenses for ground handling, security, navigation fees, temporary employees, data processing fees, and other similar services.

Selling Expenses

Selling expenses include credit card fees, global distribution systems charges, the estimated cost of Mileage Plan free travel awards, advertising, promotional costs, commissions and incentives. Advertising production costs are expensed the first time the advertising takes place. Advertising expense was $14.2 million, $14.0 million, and $16.7 million during the years ended December 31, 2006, 2005, and 2004, respectively.

Capitalized Interest

Interest is capitalized on flight equipment purchase deposits as a cost of the related asset, and is depreciated over the estimated useful life of the asset. The capitalized interest is based on the Company's weighted-average borrowing rate.

Derivative Financial Instruments

The Company accounts for financial derivative instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, as amended. See Note 4 for further discussion.

Income Taxes

The Company uses the asset and liability approach for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance would be established, if necessary, for the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Stock-Based Compensation

The Company adopted Statement of Financial Accounting Standards (SFAS) 123R, *Share-Based Payment: An Amendment of SFAS Nos. 123 and 95*, as of January 1, 2006. This new standard requires companies to recognize as expense the fair value of stock options and other equity-based compensation issued to employees as of the grant date. The standard applies to both stock options and restricted stock units that the Company grants to employees and the Company's Employee Stock Purchase Plan (ESPP), which features a look-back provision and allows employees to purchase stock at a 15% discount. The Company is using the "modified prospective method," which is explained below.

The adoption of SFAS 123R changes the accounting for stock options under the Company's long-term incentive equity plans and changes the accounting for the Company's ESPP. Accounting for the Company's restricted stock awards did not change with the adoption of the standard. All stock-based compensation expense is recorded in wages and benefits in the consolidated statements of operations.

For stock options granted prior to January 1, 2006, for which the vesting period is not complete, the "modified prospective method" for transition permitted by SFAS 123R was used. Under this method, the Company accounts for the unvested portion of these awards on a prospective basis, with expense recognized in the consolidated statements of operations beginning January 1, 2006 using the grant-date fair values previously calculated for pro-forma disclosures. The Company selected this method due to the relatively limited use of stock-based awards and the immaterial impact on the comparability between periods. The Company also elected to use the method available under FASB Staff Position FSP No. 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, which provides an alternative method for calculating historical excess tax benefits (the APIC pool) from the method described in FAS 123(R) for stock-based compensation awards. The standard also requires that tax benefits realized from stock award exercise gains in excess of stock-based compensation expense recognized for financial statement purposes be reported as cash flows from financing activities rather than as operating cash flows.

Previously, the Company applied the intrinsic value method in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for stock options. As such, no compensation cost was recognized for option grants or ESPP awards in periods prior to 2006.

The following table identifies the impact of the Company's adoption of SFAS 123R for the year ended December 31, 2006 (in millions except per share amounts):

	As Reported	Pro-forma using APB 25	Impact
Loss before income taxes	$(87.8)	$(83.5)	$ (4.3)
Net loss	$(52.6)	$(49.2)	$ (3.4)
Net loss per share:			
Basic and diluted	$(1.39)	$(1.30)	$(0.09)
Cash flows from operating activities	$449.8	$453.9	$ (4.1)
Cash flows from financing activities	$240.3	$236.2	$ 4.1

The following table represents the pro-forma net income (loss) before accounting change, pro-forma net income (loss) and pro-forma earnings (loss) per share (EPS) had compensation cost for the Company's stock options been determined using the fair-value method in 2005 and 2004. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model and then amortized ratably over the vesting period. The Black-Scholes model requires the input of subjective assumptions including the estimated length of time that employees will hold on to their vested options prior to exercising them ("expected term"), the estimated volatility of the Company's common stock price over the expected term ("volatility") the risk-free interest rate and the dividend yield. Changes in these assumptions can materially affect the estimate of the fair value of these awards. For the assumptions used in the years presented, see Note 10.

	2005	2004
Income (loss) before accounting change (in millions):		
As reported	**$ 84.5**	$(15.3)
Add: Total stock-based compensation expense recognized under the intrinsic value-based method, net of related tax	**1.3**	—
Deduct: Total stock-based compensation expense determined under fair value- based methods for all awards, net of related tax	**(4.8)**	(4.5)
Pro-forma net income (loss) before accounting change	**$ 81.0**	$(19.8)
Net income (loss) as reported	**$ (5.9)**	$(15.3)
recognized under the intrinsic value-based method, net of related tax	**1.3**	—
Deduct: Total stock-based compensation expense determined under fair value- based methods for all awards, net of related tax	**(4.8)**	(4.5)
Pro-forma net income (loss)	**$ (9.4)**	$(19.8)
Basic EPS before accounting change:		
As reported	**$ 3.06**	$(0.57)
Pro-forma	**2.93**	(0.74)
Basic EPS:		
As reported	**$(0.21)**	$(0.57)
Pro-forma	**(0.34)**	(0.74)
Diluted EPS before accounting change*:		
As reported	**$ 2.65**	$(0.57)
Pro-forma	**2.55**	(0.74)
Diluted EPS*:		
As reported	**$(0.01)**	$(0.57)
Pro-forma	**(0.11)**	(0.74)

* Diluted EPS calculations for 2005 include the add-back of interest expense, net of tax, on the Company's convertible notes. See Note 13 for further discussion.

Variable Interest Entities

The Company is the lessee in a series of operating leases covering our leased aircraft. In many instances, the lessors are trusts established by a third party specifically to purchase, finance and lease aircraft to the Company. These leasing entities meet the criteria for variable interest entities. However, they do not meet the consolidation requirements of Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities*, (FIN 46) because the Company is not the primary beneficiary of the entity's expected gains or losses. The Company's conclusions are based on the fact that the leasing arrangements involved contain terms which are consistent with market terms at the inception of the lease and do not include residual value guarantees made by the Company, fixed-price purchase obligations or similar features that obligate the Company to absorb the majority of expected losses of the variable interest entities. The Company's maximum exposure under these types of lease arrangements is the remaining lease payments, which are reflected in future lease commitments in Note 8 (plus the cost, if any, of bringing the equipment into compliance with the physical condition required for return).

New Accounting Standards

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether those misstatements are material to the Company's financial statements. SAB 108 was effective for fiscal years ending after November 15, 2006. The Company adopted SAB 108 in the fourth quarter of 2006 with an effective date of January 1, 2006. See Note 16 for further discussion.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. The purpose of FIN 48 is to clarify certain aspects of the recognition and measurement related to accounting for income tax uncertainties. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not believe this interpretation will have a material impact on its results from operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair-value measurements required under other accounting pronouncements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. The statement is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact of adopting SFAS 157, but does not expect the statement to have a significant impact on the Company's results from operations or financial position.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force (EITF) Issue No. 06-03, *How Sales Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross Versus Net Presentation)*. The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 15, 2006. Taxes collected from the Company's passengers, which include sales taxes, airport and security fees and other fees, are and have been recorded on a net basis. The Company has no intention of modifying this accounting policy. As such, the adoption of EITF 06-03 will not have an effect on the Company's results from operations or financial position.

Fourth Quarter Adjustments

Fourth quarter 2006 adjustments include a favorable $7.6 million adjustment to restructuring charges to adjust for the number of employees that withdrew their participation in the severance program. See Note 3 for further discussion.

Fourth quarter 2005 adjustments include a favorable $0.3 million adjustment to restructuring charges to adjust the estimate for post-employment medical costs for affected employees based on actual costs incurred.

Fourth quarter 2004 adjustments include a charge of $25.9 million related to restructuring initiatives announced earlier in 2004. The total charge in 2004 was $53.4 million. The fourth quarter of 2004 also includes an impairment charge of $0.6 million related to Horizon's retired F-28 fleet.

Note 2. Fleet Transition and Impairment

Transition to All-Boeing 737 Fleet

In March 2006, the Company's Board approved a plan to accelerate the retirement of its MD-80 fleet (15 owned and 11 leased aircraft at the time) and remove those aircraft from service by the end of 2008, which is earlier than the original retirement schedule. The Company expects to use firm orders, options and additional purchase rights under its existing order of B737-800 aircraft to replace the capacity lost from the early retirement of the MD-80s.

As a result of this decision, the Company evaluated impairment as required by SFAS No. 144 and concluded that the carrying value of the MD-80 fleet was no longer recoverable when compared to the estimated remaining future cash flows. Accordingly, during the first quarter of 2006, the Company recorded an impairment charge totaling $131.1 million (pretax) to write down the fleet to its estimated fair market value.

The estimated fair value of the Company's aircraft was derived using third-party appraisals and market data compiled by a third-party consultant, adjusted for certain factors deemed appropriate by management, such as the position of each aircraft in its maintenance cycle.

During the third quarter of 2006, the Company purchased five MD-80 aircraft from lessors and, in conjunction with the purchases, terminated the leases for those five aircraft. The total purchase price for the five aircraft was $80.9 million, including assumed debt of $11.6 million. Immediately upon purchase of the aircraft, the Company evaluated impairment and concluded that the carrying value was not recoverable. As a result, the Company recorded a $58.4 million charge in the third quarter for the impairment, including the write-off of $1.8 million of leasehold improvements related to those aircraft. The charge was offset by the reduction of $7.5 million of deferred rent associated with the acquired aircraft. The Company derived the estimated fair value of the five purchased aircraft using a letter of intent from a third-party to purchase the aircraft, third-party appraisals and other market data.

In conjunction with the fair value determination, the Company reassessed the useful lives and residual values of the fleet and related spare equipment and is depreciating each aircraft through the estimated date that it is expected to be retired from the fleet. The estimate of salvage value is highly judgmental and is primarily based on the estimated market price of the aircraft at the date of retirement using current market information adjusted for where the Company expects each aircraft to be in its maintenance cycle.

During 2006, the Company signed a letter of intent with a prospective buyer for its 20 owned MD-80s (including the five purchased from lessors described above), although the Company determined that it would be better to not proceed with that particular transaction. As such, the Company continues to have discussions with parties interested in the other MD-80s, but the timing or completion of any sale is uncertain at this time.

The Company leases six additional MD-80 aircraft, only five of which were in the operating fleet as of December 31, 2006. The current expiration dates on these leases range from January 2007 to October 2013. The Company expects to cease operation of four of these aircraft prior to the lease expiration date through lease buy-outs, lease agreement restructuring, subleasing of the aircraft, or storing the aircraft at a long-term storage facility. At such time as one of these actions is taken on the aircraft, the Company expects to have an associated charge that will be recorded in the consolidated statements of operations.

Early Retirement of 737-200C Aircraft

In the second quarter of 2004, the Company announced its intention to accelerate the retirement of Alaska's B737-200 fleet and remove those aircraft from service. This resulted in a $36.8 million pre-tax charge to write down the fleet to its estimated fair market value. The Company is replacing these aircraft by modifying five existing 737-400 aircraft into four combination passenger/cargo aircraft (combis) and one all-cargo aircraft. The all-cargo aircraft was placed into service in 2006. Two of the four combis were placed into service in January 2007 and the remaining two are expected to begin operations in the second quarter of 2007.

On July 7, 2006, the Company entered into a purchase and sale agreement to sell six B737-200 aircraft to a third party. The Company's seventh (and remaining) B737-200 aircraft will be donated to an aviation museum in Alaska. The six aircraft will be sold and delivered at various intervals through April 2007. Two of the six aircraft were transferred to the buyer in the third quarter of 2006 and there were nominal gains on the sale. The Company expects to record similar gains as the remaining aircraft are transferred. The total purchase price for the remaining four aircraft exceeded their aggregate net book value as of December 31, 2006.

Sublease of Q200 Aircraft

During the third quarter of 2006, Horizon signed a letter of intent with another carrier to sublease up to 16 of its Bombardier Q200 aircraft. Each aircraft will be subject to a separate sublease agreement and will leave Horizon's operating fleet beginning in January 2007 through mid-2008. It is expected that the sublease will result in a loss for Horizon approximating the difference between the lease payments and the sublease receipts and other related exit costs. The charge for each aircraft will be recorded when the specific aircraft leave Horizon's fleet and the sublease arrangement begins. As of December 31, 2006, none of the aircraft has been delivered to the other carrier; although, subsequent to year-end, Horizon did deliver one of the aircraft to the sublessee.

Impairment of F-28 Aircraft and Related Spare Engines

In 2004, Horizon recorded an impairment charge of $3.4 million associated with its held-for-sale F-28 aircraft and spare engines to lower the carrying value of these assets to their estimated net realizable value based on recent offers and/or letters of intent from prospective buyers. All of these aircraft were sold prior to 2006.

Note 3. Restructuring Charges

In July 2006, Alaska reached new four-year agreements with approximately 3,700 clerical, office and passenger service employees and the ramp service and stores agents, all represented by the International Association of Machinists. These agreements included a signing bonus, in aggregate, of $1.9 million paid in July 2006, which is included in wages and benefits in the statement of operations, and an immediate 2% wage increase. Additionally, the agreements included a severance package offered to employees in the top four wage-scale steps that includes cash payments based on years of service, one year of medical coverage after the severance date, and continued travel privileges for a period of time. The original amount of the charge recorded in the third quarter was $28.6 million, which includes a $0.3 million pension curtailment loss resulting from the expected change in the number of participants in the pension plan. The charge was reduced by $7.6 million in the fourth quarter as a result of a number of employees withdrawing their original election to participate in the program.

A new four-year contract with the Association of Flight Attendants for Alaska's approximately 2,500 flight attendants was ratified on April 26, 2006. Under this agreement, the Company paid a signing bonus, in aggregate, of $2.7 million in May 2006, which is included in wages and benefits in the statement of operations. The new agreement also included an immediate 3% pay increase. Additionally, Alaska offered a voluntary severance package to a number of flight attendants that included, among other things, a lump-sum payment of $2,000 per year of service up to a maximum of 25 years and continuing travel privileges. As a result, the Company recorded a restructuring charge of $3.8 million related to the severance amounts, the majority of which was paid in the third quarter.

During the second quarter of 2005, Alaska contracted out ramp services at the Seattle-Tacoma International Airport. This event resulted in a reduction of approximately 475 employees in Seattle. Severance and related costs associated with this restructuring were originally estimated at $16.1 million, which was recorded in the second quarter of 2005.


Annual Report

During the third quarter of 2004, Alaska announced a management reorganization and the closure of its Oakland heavy maintenance base, contracting out of the Company's fleet service and ground support equipment and facility maintenance functions, as well as other initiatives. In total, these restructuring activities resulted in a reduction of approximately 900 employees. Severance and related costs associated with this restructuring were originally estimated at $53.4 million, of which $27.5 million and $25.9 million was recorded during the third and fourth quarters of 2004, respectively.

The severance package offered to affected employees included cash payments based on years of service and one year of medical coverage after severance date. Since Alaska self-insures for employee medical coverage, the Company estimated the projected claims cost for affected employees and recorded a corresponding liability. Actual costs will likely differ from the estimate if employees accept positions with other employers and no longer need the coverage provided by Alaska or simply submit claims during the one-year period that are higher or lower than our estimate. The Company expects to record additional adjustments in 2007, as the number of impacted employees that select the extended medical coverage becomes known, although any remaining adjustments are expected to be nominal.

The following table displays the activity and balance of the severance and related cost components of the Company's restructuring accrual as of and for the years ended December 31, 2006, 2005 and 2004 (in millions):

	2006	2005	2004
Accrual for Severance and Related Costs			
Balance at beginning of year	**$ 3.1**	$ 38.7	$ —
Restructuring charges	**32.4**	16.1	53.4
Restructuring charge adjustments	**(7.6)**	(3.7)	—
Cash payments	**(8.0)**	(48.0)	(14.7)
Balance at end of year	**$19.9**	$ 3.1	$ 38.7

The Company will make the majority of the remaining cash payments in the first half of 2007. The accrual for severance and related costs is included in accrued wages, vacation and payroll taxes in the consolidated balance sheets.

During March 2005, the Company notified the Port of Oakland of its decision to terminate the lease for the Oakland hangar as part of its ongoing restructuring efforts. Accordingly, the Company recorded an impairment charge of $7.7 million in the first quarter of 2005 for the leasehold improvements that will be abandoned as a result of the lease termination. Additionally, the Company recorded a charge of $0.3 million for certain costs associated with the lease termination, which have been paid.

Note 4. Fuel Hedge Contracts

The Company's operations are inherently dependent upon the price and availability of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into call options, collar structures, and swap agreements for crude oil, among other initiatives.

The Company records derivative instruments, all of which are currently fuel hedge contracts, on the balance sheet at their fair value. Changes in the fair value of these fuel hedge contracts are recorded each period in aircraft fuel expense.

Beginning January 1, 2006, the Company records all of its fuel hedging gains and losses in *aircraft fuel, including hedging gains and losses.* Prior to January 1, 2006, the majority of these fuel hedging gains and losses was recorded in *other nonoperating income (expense).* The prior period presentation has been conformed to the current year format. The following table summarizes the components of aircraft fuel expense for the years ended December 31, 2006, 2005 and 2004 (in millions):

	2006	2005	2004
Raw or "into-plane" fuel cost	**$884.7**	$ 735.6	$ 557.3
Changes in value and settlements of fuel hedge contracts	**(11.2)**	(186.7)	(102.1)
Aircraft fuel expense	**$873.5**	$ 548.9	$ 455.2

The Company realized gains of $101.1 million, $125.0 million, and $45.2 million in 2006, 2005, and 2004, respectively, on fuel hedge contracts that settled during the period.

The following table compares amounts as originally reported in 2005 and 2004 to the current-year format for the years ended December 31, 2005 and 2004 (in millions):

	2005			2004		
	Alaska	Horizon	Consolidated	Alaska	Horizon	Consolidated
Aircraft fuel expense as originally reported	$ 626.6	$ 96.2	$ 722.8	$472.0	$ 68.7	$540.7
Reclassification of fuel hedging gains	(150.6)	(23.3)	(173.9)	(75.3)	(10.2)	(85.5)
Aircraft fuel expense	$ 476.0	$ 72.9	$ 548.9	$396.7	$ 58.5	$455.2
Operating income (loss) as originally reported	$ (10.8)	$ 6.2	$ (7.4)	$ (85.4)	$ 9.3	$ (79.8)
Reclassification of fuel hedging gains	150.6	23.3	173.9	75.3	10.2	85.5
Operating income (loss)	$ 139.8	$ 29.5	$ 166.5	$ (10.1)	$ 19.5	$ 5.7
Nonoperating income (expense) as originally reported	$ 135.0	$ 20.2	$ 144.6	$ 58.4	$ 7.8	$ 59.2
Reclassification of fuel hedging gains	(150.6)	(23.3)	(173.9)	(75.3)	(10.2)	(85.5)
Nonoperating income (expense)	$ (15.6)	$ (3.1)	$ (29.3)	$ (16.9)	$ (2.4)	$ (26.3)

Outstanding fuel hedge positions as of December 31, 2006 are as follows:

	Approximate % of Expected Fuel Requirements	Gallons Hedged (in millions)	Approximate Crude Oil Price per Barrel
First Quarter 2007	50%	52.3	$58.78
Second Quarter 2007	45%	49.4	$57.70
Third Quarter 2007	45%	53.7	$56.98
Fourth Quarter 2007	36%	38.3	$58.98
First Quarter 2008	26%	27.9	$61.89
Second Quarter 2008	20%	22.7	$51.57
Third Quarter 2008	14%	17.4	$63.20
Fourth Quarter 2008	16%	17.3	$63.56
First Quarter 2009	5%	5.6	$67.68
Second Quarter 2009	5%	5.8	$67.50

As of December 31, 2006 and 2005, the fair values of the Company's fuel hedge positions were $68.6 million and $153.3 million, respectively, including capitalized premiums paid of $39.3 million and $33.5 million, respectively, and are presented as both current and non-current assets in the in the consolidated balance sheets.

Note 5. Marketable Securities

At December 31, 2006 and 2005 all of the Company's marketable securities, including securities pledged under the securities lending program, were classified as available-for-sale. The securities are carried at fair value, with the unrealized gains and losses reported in shareholders' equity under the caption "Accumulated Other Comprehensive Loss." Realized gains and losses are included in other nonoperating income (expense) in the consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on marketable securities are included in interest income in the consolidated statements of operations.

Marketable securities consisted of the following at December 31 (in millions):

	2006	2005
Cost:		
U.S. government securities	**$317.7**	$207.3
Asset-backed obligations	**65.7**	151.3
Other corporate obligations	**400.1**	554.3
	$783.5	$912.9
Fair value:		
U.S. government securities	**$317.5**	$206.1
Asset-backed obligations	**65.6**	150.0
Other corporate obligations	**400.1**	552.9
	$783.2	$909.0

The Company's overall investment strategy has a primary goal of maintaining and securing its investment principal. The Company's investment portfolio is managed by reputable financial institutions and continually reviewed to ensure that the investments are aligned with the Company's documented strategy.

At December 31, 2006, available-for-sale investments in the Company's marketable securities portfolio had net unrealized losses totaling $0.2 million, net of taxes, which are recorded in other accumulated comprehensive loss. Management does not believe that the securities with unrealized losses as of December 31, 2006 meet the criteria for recognizing the loss under existing other-than-temporary guidance.

At December 31, 2006 and 2005, gross unrealized gains and losses were not material to the consolidated financial statements.

Of the marketable securities on hand at December 31, 2006, 52% mature in 2007, 30% in 2008, and 18% thereafter.

	2006	2005	2004
Proceeds from sales and maturities	**$935.9**	$1,121.4	$745.3
Gross realized gains	**2.1**	0.4	0.2
Gross realized losses	**1.6**	4.0	1.6

Note 6. Detail of Other Financial Statement Captions

Receivables

Receivables consisted of the following at December 31 (in millions):

	2006	2005
Airline traffic receivables	**$ 59.5**	$ 60.0
Mileage Plan receivables	**31.4**	26.7
Receivables from fuel-hedging counterparties	**4.8**	9.6
Other receivables	**41.4**	30.6
Allowance for doubtful accounts	**(2.9)**	(2.7)
	$134.2	$124.2

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at December 31 (in millions):

	2006	2005
Prepaid aircraft rent	**$51.2**	$47.7
Prepaid fuel	**14.2**	8.6
Restricted cash for senior convertible notes	**—**	4.1
Other	**22.7**	23.9
	$88.1	$84.3

Other Assets

Other assets consisted of the following at December 31 (in millions):

	2006	2005
Restricted deposits (primarily restricted investments)	**$ 91.2**	$104.3
Deferred costs and other	**31.9**	29.7
	$123.1	$134.0

At December 31, 2006, the Company's restricted deposits were primarily restricted investments used to guarantee various letters of credit and workers compensation self-insurance programs. The restricted investments consist of highly liquid securities with original maturities of three months or less. They are carried at cost, which approximates market. Deferred costs and other includes deferred financing costs, long-term prepaid rent, lease deposits and other items.

Other Accrued Liabilities (current)

Other accrued liabilities consisted of the following at December 31 (in millions):

	2006	2005
Mileage Plan deferred revenue	**$156.0**	$122.9
Pension liability (qualified plans)	**—**	41.6
Pension liability (nonqualified plans)	**2.0**	1.8
Other*	**246.3**	217.4
	$404.3	$383.7

* Other consists of property and transportation taxes and accruals related to ground operations, facilities rent, maintenance, and fuel, among other items.

Other Liabilities (noncurrent)

Other liabilities consisted of the following at December 31 (in millions):

	2006	2005
Pension liability (qualified plans)	**$215.4**	$182.6
Pension liability (nonqualified plans)	**32.6**	34.3
Postretirement medical benefits liability	**93.6**	54.4
Mileage Plan liability	**20.7**	20.9
Other*	**113.3**	90.0
	$475.6	$382.2

* Other consists of accrued aircraft rent, workers' compensation, and deferred credits on aircraft purchases, among other items.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at December 31 (in millions, net of tax):

	2006	2005
Unrealized gains on unsettled fuel hedges	**$ —**	$ (0.3)
Unrealized loss on marketable securitiesconsidered available-for-sale	**0.2**	2.5
Related to pension plans	**172.5**	129.8
Related to postretirement medical benefits	**18.7**	—
	$191.4	$132.0

Note 7. Long-term Debt

At December 31, 2006 and 2005, long-term debt obligations were as follows (in millions):

	2006	2005
Fixed-rate notes payable due through 2020*	**$ 721.0**	$ 607.3
Variable-rate notes payable due through 2021*	**390.6**	251.5
Pre-delivery payment facility expiring in 2009	**39.2**	73.8
Senior convertible notes converted April 2006	**—**	150.0
Long-term debt	**1,150.8**	1,082.6
Less current portion	**(119.1)**	(113.5)
	$1,031.7	$ 969.1

* The weighted average fixed interest rate was 6.9% and 7.0% as of December 31, 2006 and 2005, respectively. The weighted average variable interest rate was 6.8% and 4.5% as of December 31, 2006 and 2005, respectively.

At December 31, 2006, borrowings of $1,149.7 million were secured by flight equipment, future delivery positions, and real property.

During 2005, Alaska entered into a $172 million variable-rate revolving pre-delivery payment (PDP) facility with a syndicate of lenders to provide a portion of the pre-delivery funding requirements for the Company's purchase of up to 38 new Boeing 737-800 aircraft under the current aircraft purchase agreement with Boeing. The PDP facility will expire on August 31, 2009. The interest rate is based on the one-month LIBOR plus a specified margin. Borrowings are secured by the Company's rights under the Boeing purchase agreement. The principal amounts outstanding on the PDP facility relate to specified aircraft and will be repaid at the time the Company takes delivery of the aircraft, if not before, likely using proceeds from long-term debt financing on those aircraft.

At December 31, 2006, long-term debt principal payments for the next five years are as follows (in millions):

	PDP Facility	Other	Total
2007	$39.2	$ 79.9	$ 119.1
2008	—	83.7	83.7
2009	—	88.1	88.1
2010	—	94.2	94.2
2011	—	122.4	122.4
Thereafter	—	643.3	643.3
Total principal payments	$39.2	$1,111.6	$1,150.8

During 2006, Alaska borrowed $285.5 million using fixed-rate and variable-rate debt secured by flight equipment and had gross borrowings on its pre-delivery payment facility of $105.9 million. Additionally, Alaska assumed $11.6 million of debt related to the purchase of one of its leased MD-80 aircraft in the third quarter. Horizon borrowed $17.0 million using variable-rate debt secured by flight equipment. The increase in debt from borrowings was offset by normal debt payments of $62.0 million and $140.6 million of payments on the pre-delivery payment facility.

During 2006, the Company exercised its option under several of its existing variable-rate long-term debt arrangements to fix the interest rates through maturity. The fixed rates on these affected debt arrangements range from 6.2% to 6.8%. These changes did not result in any gain or loss in the consolidated statements of operations.

Convertible Notes

On March 21, 2003, the Company completed the private placement of $150.0 million of variable-rate senior convertible notes due in 2023 (the Notes). The Notes bore interest at a variable interest rate of 3-month LIBOR plus 2.5%. This interest was paid quarterly in arrears.

The Notes became redeemable by the Company on March 31, 2006, the third anniversary of the issuance of the Notes. On March 29, 2006, the Company called for redemption of all of the Notes and, in April, all of the Notes were converted by the holders into shares of the Company's common stock. The conversion rate was approximately 38.5 shares per $1,000 of Notes at par, which equates to $26 per share. In total, this added 5.769 million common shares to the Company's outstanding shares as of the end of April 2006. This resulted in $145.6 million of additional equity, which is net of $4.4 million of unamortized financing costs remaining from the original issuance of the Notes in 2003.

Bank Line of Credit

Alaska has a $160 million variable-rate credit facility with a syndicate of financial institutions that will expire in March 2008. The interest rate on the credit facility varies depending on certain financial ratios specified in the agreement with a minimum interest rate of LIBOR plus 2%. Any borrowings will be secured by either aircraft or cash collateral. This credit facility contains contractual restrictions and requires maintenance of specific levels of net worth, maintenance of certain debt and leases to net worth, leverage and fixed-charge coverage ratios, and limits on liens, asset dispositions, dividends, and certain other expenditures. Such provisions restrict Alaska Airlines from distributing any funds to Alaska Air Group in the form of dividends and limit the amount of funds Alaska Airlines can loan to Alaska Air Group. As of December 31, 2006, $300.0 million was available to loan to Alaska Air Group without violating the covenants in the credit facility. As of December 31, 2006, there were no outstanding borrowings on this credit facility.

Certain Alaska loan agreements contain provisions that require maintenance of specified financial covenants. At December 31, 2006, the Company was in compliance with all loan provisions.

Note 8. Commitments

Lease Commitments

At December 31, 2006, the Company had lease contracts for 106 aircraft that have remaining noncancelable lease terms of one to 14 years. The majority of airport and terminal facilities are also leased. Total rent expense was $320.6 million, $324.8 million, and $307.5 million, in 2006, 2005, and 2004, respectively.

Future minimum lease payments with noncancelable terms in excess of one year as of December 31, 2006 are shown below (in millions):

	Operating Leases	
	Aircraft	Facilities
2007	$ 181.1	$ 65.7
2008	177.0	60.3
2009	159.8	58.4
2010	162.2	45.5
2011	145.5	31.9
Thereafter	561.6	119.0
Total lease payments	$1,387.2	$380.8

Aircraft Commitments

In June 2005, Alaska entered into an aircraft purchase agreement to acquire 35 B737-800 aircraft with deliveries beginning in January 2006 and continuing through April 2011. The purchase agreement also included options to purchase an additional 15 aircraft and rights to purchase up to 50 additional aircraft under similar terms. Concurrent with the execution of this purchase agreement, Alaska paid $110.9 million in aircraft purchase and option deposits using cash and a credit of $9.7 million received from the manufacturer. The $9.7 million credit was deferred and will be applied to the purchase price of future aircraft upon delivery. Since the execution of the agreement, Alaska has converted 24 of the purchase rights into options and 15 options into firm orders.

Horizon entered into an aircraft purchase agreement in October 2005 to acquire 12 Q400 aircraft with deliveries beginning in January 2007 and continuing through July 2007. The purchase agreement also included options to purchase an additional 20 Q400 aircraft, of which one has been converted to a firm order. In association with the purchase of the 12 Q400 Aircraft, Horizon and the manufacturer agreed to terminate firm orders for seven CRJ-700 model aircraft. In addition to the options noted above, Horizon still holds options to acquire 15 CRJ-700s.

At December 31, 2006, the Company had firm purchase commitments for 51 total aircraft requiring aggregate payments of approximately $1.2 billion.

Alaska and Horizon expect to finance the firm orders and, to the extent exercised, the option aircraft with leases, long-term debt, or internally generated cash.

Note 9. Employee Benefit Plans

Four defined-benefit and five defined-contribution retirement plans cover various employee groups of Alaska and Horizon. The defined-benefit plans provide benefits based on an employee's term of service and average compensation for a specified period of time before retirement. Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers and an unfunded, non-contributory defined-contribution plan for other elected officers. A summary of each plan follows.

As of December 31, 2006, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (SFAS 158). SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plan as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income.

Qualified Defined-Benefit Pension Plans

The Company's pension plans are funded as required by the Employee Retirement Income Security Act of 1974 (ERISA). The defined-benefit plan assets consist primarily of marketable equity and fixed-income securities. The Company uses a December 31 measurement date for these plans.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 5.75% and 5.50% were used as of December 31, 2006 and 2005, respectively. For 2006 and 2005, the rate of compensation increase used varied from 3.52% to 4.53% and from 3.47% to 6.80%, respectively, depending on the plan and the related workgroup.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 5.50% and 5.75% were used as of December 31, 2006 and 2005, respectively. For 2006 and 2005, the expected return on plan assets used was 7.75% and 8.0%, respectively, and the rate of compensation increase used varied from 3.52% to 4.53% and from 3.47% to 6.80%, respectively, depending on the plan and the related workgroup.

In determining the discount rate used, the Company's policy is to use the rates on high-quality long-term bonds near the end of the year and round to the nearest 25 basis points. In determining the expected return on plan assets, the Company assesses the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

The asset allocation of the qualified defined-benefit plans, by asset category, is as follows as of the end of 2006 and 2005:

	2006	2005
Asset category:		
Domestic equity securities	**53%**	66%
Non-U.S. equity securities	**15**	5
Fixed income securities	**29**	29
Other	**3**	—
Plan assets	**100%**	100%

The Company's investment policy focuses on achieving maximum returns at a reasonable risk for pension assets over a full market cycle. The Company uses a number of fund managers and invests in various asset classes to diversify risk. Target allocations for the primary asset classes are approximately:

Domestic equities:	55%
Non-U.S. equities:	15%
Fixed income:	30%

Pension assets are rebalanced periodically to maintain these target asset allocations. An individual equity investment will not exceed 10% of the entire equity portfolio. Fixed-income securities carry a minimum "A" rating by Moody's and/or Standard and Poor's and the average life of the bond portfolio may not exceed ten years. The Company does not currently intend to invest plan assets in the Company's common stock.

Nonqualified Defined-Benefit Pension Plan

Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers. This plan uses a December 31 measurement date.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 5.75% and 5.50% were used as of December 31, 2006 and 2005, respectively. For both years, the rate of compensation increase used was 5.00%.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 5.50% and 5.75% were used as of December 31, 2006 and 2005, respectively. For both years, the rate of compensation increase used was 5.00%.

Combined Disclosures for Defined-Benefit Pension Plans

The following table sets forth the status of the plans for 2006 and 2005 (in millions):

	Qualified		Nonqualified	
	2006	2005	2006	2005
Projected benefit obligation (PBO)				
Beginning of year	**$ 989.1**	$ 909.9	**$ 37.7**	$ 34.5
Service cost	**52.3**	50.4	**1.1**	1.3
Interest cost	**56.1**	50.9	**2.0**	1.9
Curtailment (gain) loss	**(2.9)**	0.2	**—**	—
Change in assumptions	**—**	(11.1)	**(1.1)**	2.8
Actuarial (gain) loss	**9.2**	23.3	**(1.1)**	(0.3)
Benefits paid	**(52.5)**	(34.5)	**(4.0)**	(2.5)
End of year	**$1,051.3**	$ 989.1	**$ 34.6**	$ 37.7
Plan assets at fair value				
Beginning of year	**$ 680.9**	$ 607.0	**$ —**	$ —
Actual return on plan assets	**85.6**	39.1	**—**	—
Employer contributions	**121.9**	69.3	**4.0**	2.5
Benefits paid	**(52.5)**	(34.5)	**(4.0)**	(2.5)
End of year	**$ 835.9**	$ 680.9	**$ —**	$ —
Funded status (unfunded)	**$ (215.4)**	$(308.2)	**$(34.6)**	$(37.7)

The accumulated benefit obligation for the qualified defined-benefit pension plans was $964.8 million and $904.8 million at December 31, 2006 and 2005, respectively. The accumulated benefit obligation for the nonqualified defined-benefit plan was $33.4 million and $36.1 million at December 31, 2006 and 2005, respectively.

As of December 31, 2006, the amounts recognized in the consolidated balance sheet were as follows (in millions):

	Qualified	Nonqualified
Accrued benefit liability-current	**$ —**	$ (2.0)
Accrued benefit liability-long term	**(215.4)**	(32.6)
Total liability recognized	**$(215.4)**	$(34.6)

Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income or loss (AOCI):

Prior service cost	**$ 28.0**	$0.3
Net loss	**240.7**	6.0
Amount recognized in AOCI (pretax)	**$268.7**	$6.3

The estimated amortization of prior service cost and net loss from AOCI in 2007 is $5.0 million and $11.7 million, respectively, for the qualified defined-benefit pension plans. For the nonqualified defined-benefit pension plans, the estimated amortization of prior service cost and net loss from AOCI in 2007 is $0.1 million and $0.3 million, respectively.

The following disclosures are as of December 31, 2005 (prior to the adoption of SFAS 158):

	Qualified	Nonqualified
Funded status (PBO less fair value of plan assets)	**$(308.2)**	$(37.7)
Unrecognized loss	**284.4**	8.6
Unrecognized prior service cost	**33.2**	0.4
Net amount recognized	**$ 9.4**	$(28.7)

	Qualified	Nonqualified
Amounts recognized in the consolidated balance sheet:		
Intangible asset	**$ 33.2**	$ 0.4
Accrued benefit liability-current	**(41.6)**	(1.8)
Accrued benefit liability-long term	**(182.6)**	(34.3)
AOCI (pretax)	**200.4**	7.0
Net amount recognized	**$ 9.4**	$(28.7)

Net pension expense for the defined-benefit plans included the following components for 2006, 2005, and 2004 (in millions):

	Qualified			Nonqualified		
	2006	2005	2004	2006	2005	2004
Service cost	**$ 52.4**	$ 50.4	$ 53.8	**$ 1.1**	$ 1.3	$ 1.1
Interest cost	**56.1**	50.9	48.0	**2.0**	1.9	1.9
Expected return on assets	**(55.0)**	(49.9)	(43.9)	—	—	—
Amortization of prior service cost	**5.0**	4.9	5.1	**0.1**	0.1	0.1
Curtailment loss	**0.2**	—	—	—	—	—
Recognized actuarial loss	**19.6**	15.4	15.3	**0.4**	0.3	0.3
Net pension expense	**$ 78.3**	$ 71.7	$ 78.3	**$ 3.6**	$ 3.6	$ 3.4

Upon adoption of SFAS 158 in 2006, the Company recorded all of the unrecognized prior service cost and net loss into AOCI in order to fully recognize the funded status of the plans. In 2005 and 2004, the Company recorded $41.2 million (net of taxes of $24.4 million) and $2.3 million (net of taxes of $1.2 million), respectively, in non-cash charges to equity in connection with the defined-benefit plans that the Company sponsors for eligible employees. The charge in 2005 can be partially attributed to the reduction of the discount rate and a change from the GAM83 mortality tables to the RP2000 tables. In 2003, the Company recorded a reduction of this equity charge of $5.2 million (net of taxes of $3.3 million) primarily reflecting higher than expected return on assets.

The Company expects to contribute approximately $50 million and $2 million to the qualified and nonqualified defined-benefit pension plans, respectively, during 2007.

Future benefits expected to be paid over the next ten years under the defined-benefit pension plans from the assets of those plans as of December 31, 2006 are as follows (in millions):

	Qualified	Nonqualified
2007	**$ 52.4**	$ 2.0
2008	**53.0**	2.2
2009	**54.7**	2.2
2010	**53.6**	2.3
2011	**62.6**	2.3
2012 - 2016	**375.3**	12.8
Total payments	**$651.6**	$23.8

Postretirement Medical Benefits

The Company allows retirees to continue their medical, dental, and vision benefits by paying all or a portion of the active employee plan premium until eligible for Medicare, currently age 65. This results in a subsidy to retirees, because the premiums received by the Company are less than the actual cost of the retirees' claims. The accumulated postretirement benefit obligation (APBO) for this subsidy is unfunded, and at December 31, 2006 and 2005 was $97.5 million and $82.1 million, respectively. This liability was determined using an assumed discount rate of 5.75% and 5.50% in 2006 and 2005, respectively.

	2006	2005
Accumulated postretirement benefit obligation		
Beginning of year	**$ 82.1**	$ 76.2
Service cost	**4.3**	3.4
Interest cost	**4.9**	4.1
Amendments	**8.7**	(2.6)
Actuarial (gain) loss	**(0.3)**	2.2
Benefits paid	**(2.2)**	(1.2)
End of year	**$ 97.5**	$ 82.1

	2006	2005
Plan assets at fair value		
Beginning of year	**$ —**	$ —
Actual return on plan assets	**—**	—
Employer contributions	**2.2**	1.2
Benefits paid	**(2.2)**	(1.2)
End of year	**$ —**	$ —
Funded status (unfunded)	**$(97.5)**	$(82.1)

Annual Report

As of December 31, 2006, the amounts recognized in the consolidated balance sheet were as follows (in millions):

Accrued postretirement medical liability-current	$ (3.9)
Accrued postretirement medical liability-long term	(93.6)
Total liability recognized	$(97.5)
Amounts not yet reflected in net periodic benefit cost and included in AOCI:	
Prior service cost	0.7
Net loss	29.1
Amount recognized in AOCI (pretax)	$ 29.8

The estimated amortization of prior service cost (credit) and net loss from AOCI in 2007 is $(0.2) million and $1.5 million, respectively.

Prior to 2006, the accrued liability related to the subsidy was included within other liabilities on the consolidated balance sheets, and totaled $54.4 million at December 31, 2005.

The Company uses a December 31 measurement date to assess obligations associated with the subsidy of retiree medical costs. Net periodic benefit cost for the postretirement medical plans included the following components for 2006, 2005, and 2004 (in millions):

	2006	2005	2004
Service cost	**$ 4.3**	$ 3.4	$ 3.6
Interest cost	**4.9**	4.1	4.1
Expected return on assets	**—**	—	—
Amortization of prior service cost	**4.4**	(0.6)	(0.2)
Recognized actuarial loss (gain)	**1.9**	1.6	1.8
Net periodic benefit cost	**$15.5**	$ 8.5	$ 9.3

As this is a non-funded plan, the Company expects to contribute approximately $3.9 million to the postretirement medical benefits plan in 2007, which is equal to the expected benefit payments.

Future benefits expected to be paid over the next ten years under the postretirement medical benefits plan as of December 31, 2006 are as follows (in millions):

2007	$ 3.9
2008	4.5
2009	5.1
2010	5.7
2011	6.4
2012 - 2016	37.8
Total payments	$63.4

A 1% higher or lower trend rate in health care costs has the following effect on the Company's postretirement medical plans during 2006, 2005, and 2004 (in millions):

	2006	2005	2004
Change in service and interest cost			
1% higher trend rate	**$ 1.4**	$ 1.2	$ 1.3
1% lower trend rate	**(1.2)**	(1.0)	(1.1)
Change in year-end postretirement benefit obligation			
1% higher trend rate	**$ 12.3**	$11.4	$10.1
1% lower trend rate	**(10.6)**	(9.7)	(8.6)

Impact of SFAS 158

In the year of adoption, SFAS 158 requires disclosure of the incremental effect of applying SFAS 158 on individual line items in the consolidated balance sheets. The following table illustrates these impacts (in millions):

		Adjustments			
	Before Application of SFAS 158	Qualified Pension Plans	Nonqualified Pension Plans	Postretirement Medical Benefit Plans	After Application of SFAS 158
Intangible assets	$ 28.3	$ (28.0)	$(0.3)	$ —	$ —
Deferred income taxes (long-term liability)	169.1	(42.8)	(0.6)	(11.1)	114.6
Other liabilities (long-term)	329.7	114.5	1.6	29.8	475.6
AOCI	(100.0)	(71.7)	(1.0)	(18.7)	(191.4)

Defined-Contribution Plans

The defined-contribution plans are deferred compensation plans under section 401(k) of the Internal Revenue Code. All of these plans require Company contributions. Total expense for the defined-contribution plans was $24.4 million, $22.9 million, and $23.2 million in 2006, 2005, and 2004, respectively.

In 2006, the Company established a noncontributory, unfunded defined-contribution plan for certain elected officers of the Company who were ineligible for the nonqualified defined-benefit pension plan. Amounts recorded as liabilities under the plan are not material to the consolidated balance sheet at December 31, 2006.

Employee Incentive-Pay Plans

Alaska and Horizon have four separate plans that pay employees based on certain financial and operational metrics. The aggregate expense under these plans in 2006, 2005 and 2004 was $36.8 million, $20.0 million, $5.3 million, respectively. The plans are summarized below:

- The *Profit Sharing Plan* is based on Air Group profitability. Alaska's pilots, ramp service and clerical, office and passenger service employees, and certain Horizon employees participate in this plan.
- The *Variable Pay Plans* pay Alaska's mechanics and Alaska's flight attendants a percentage of their earnings as certain pre-tax margin levels are achieved.
- *Performance-Based Pay* is a program that rewards non-union employees and Alaska dispatchers, represented by TWU, based on four separate metrics related to: (1) Air Group profitability, (2) safety, (3) achievement of unit-cost goals, and (4) employee engagement.
- The *Operational Performance Rewards Program* was a new program in 2005 that entitles all Air Group employees to quarterly payouts of up to $300 per person if certain operational and customer service objectives are met.

Note 10. Stock-Based Compensation Plans

As noted in Note 1, the Company adopted SFAS 123R, effective for all stock options granted beginning January 1, 2006. For stock options granted prior to January 1, 2006, for which the vesting period is not complete, the "modified prospective method" for transition permitted by SFAS 123R was used. Under this method, the Company accounts for the unvested portion of these awards on a prospective basis, with expense recognized in the consolidated statements of operations beginning January 1, 2006 using the grant-date fair values previously calculated for pro-forma disclosures. The standard applies to both stock options and restricted stock units that the Company grants to employees and the Company's Employee Stock Purchase Plan (ESPP).

The adoption of SFAS 123R changed the accounting for stock options under the Company's long-term incentive equity plans and the Company's ESPP. Accounting for the Company's restricted stock awards did not change with the adoption of the standard. All stock-based compensation expense is recorded in wages and benefits in the consolidated statements of operations.

Stock Options

The Company has stock option awards outstanding under a number of long-term incentive equity plans, only one of which (the 2004 Long-Term Incentive Equity Plan) continues to provide for the granting options to purchase the Company's common stock at market prices on the date of grant to directors, officers and employees of the Company and its subsidiaries. Under the various plans, options for 7,322,050 shares have been granted and, at December 31, 2006, 875,295 shares were available for future grant of either options or stock awards. Under all plans, the stock options granted have terms of up to ten years. For all plans except the 1997 Long-term Incentive Equity Plan (1997 Plan), when options are exercised, new common shares are issued. When options granted under the 1997 Plan are exercised, shares are issued from the Company's treasury shares. The total number of outstanding options from the 1997 Plan as of December 31, 2006 is 538,020. Substantially all grantees are 25% vested after one year, 50% after two years, 75% after three years, and 100% after four years. Compensation cost is amortized over the service period using the straight-line method.

The tables below summarize stock option activity for the year ended December 31, 2006:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding, December 31, 2005	3,376,015	$31.05		
Granted	240,940	37.81		
Exercised	(970,937)	28.71		
Forfeited or expired	(106,750)	41.38		
Outstanding, December 31, 2006	2,539,268	$32.08	5.0	$20.3
Exercisable at December 31, 2006	1,830,110	$32.45	3.9	$14.4

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2006, 2005, and 2004:

	2006	2005	2004
Expected volatility	**44%**	43%	37%
Expected term	**5.7 years**	5 years	5 years
Risk-free interest rate	**4.70%**	4.39%	3.43%
Expected dividend yield	**—**	—	—
Weighted-average fair value of options granted	**$ 18.32**	$ 14.38	$ 11.73

The expected market price volatility of the common stock is based on a combination of the historical volatility over a time period equal to the expected term of the option and management's judgment of future volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the term nearest the expected term of the option at the time of grant. The dividend yield is zero as the Company does not pay dividends and has no plans to do so in the immediate future. The expected term of the options and the expected forfeiture rates are based on historical experience for various homogenous employee groups. Prior to the adoption of SFAS 123R, the expected term was based on an average historical term of all options and there was no estimate of forfeiture rate as forfeitures were accounted for when they occurred.

The Company recorded stock-based compensation expense related to stock options of $3.4 million in 2006, with a corresponding $0.9 million tax benefit. The total intrinsic value of options exercised during 2006 was

$10.3 million. Cash received from option exercises during 2006 totaled $27.9 million. A total of 365,568 options vested during 2006 with an aggregate fair value of $4.3 million. As of December 31, 2006, $7.2 million of compensation cost associated with unvested stock option awards attributable to future service had not yet been recognized. This amount will be recognized as expense over a weighted-average period of 1.6 years.

The following table summarizes stock options outstanding and exercisable at December 31, 2006 with their weighted-average exercise prices and remaining contractual lives:

Range of Exercise prices	Remaining Life (years)	Shares	Price Per Share
Outstanding:			
$10 to $20	5.7	208,530	$18.69
$21 to $28	5.7	621,190	26.21
$29 to $34	5.3	893,358	31.63
$35 to $45	4.8	646,790	38.55
$46 to $58	1.3	169,400	47.75
Options outstanding	5.0	2,539,268	$32.08

Range of Exercise prices	Shares	Price Per Share
Exercisable:		
$10 to $20	109,205	$18.66
$21 to $28	479,735	26.31
$29 to $34	660,045	31.27
$35 to $45	411,725	38.85
$46 to $58	169,400	47.75
Options exercisable	1,830,110	$32.45

Restricted Stock Awards

The Company grants restricted stock units (RSUs) under the 2004 Long-term Incentive Equity Plan. As of December 31, 2006, 464,475 total RSUs have been granted under this plan. The RSUs are non-voting and are not eligible for dividends. The fair value of the RSU awards is based on the closing price of the Company's common stock on the date of grant. Compensation cost for RSUs is recognized over three years from the date of grant as the awards "cliff vest" after three years. The Company recorded stock-based compensation expense related to RSUs of $3.8 million ($2.4 million after tax) and $2.1 million ($1.3 million after tax) in 2006 and 2005, respectively. These amounts are included in wages and benefits in the consolidated statements of operations.

The following table summarizes information about outstanding RSUs:

	Number of Units	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2005	**332,130**	$31.22
Granted	**122,265**	37.37
Vested	**—**	—
Forfeited	**(5,145)**	31.46
Non-vested at December 31, 2006	**449,250**	$32.89

As of December 31, 2006, $8.7 million of compensation cost associated with unvested restricted stock awards attributable to future service had not yet been recognized. This amount will be recognized as expense over a weighted-average period of 1.1 years.

Employee Stock Purchase Plan

The Company sponsors its ESPP, which is intended to qualify under Section 423 of the Internal Revenue Code. Under the terms of the ESPP, employees can purchase Company common stock at 85% of the closing market price on the first day of the offering period or the quarterly purchase date, whichever is lower. Because of these attributes, the ESPP is considered compensatory under SFAS 123R and as such, compensation cost is recognized. Compensation cost for the Company's ESPP was $0.9 million in 2006. The grant date fair value is calculated using the Black-Scholes model in the same manner as the Company's option awards for 85% of the share award plus the intrinsic value of the 15% discount. Proceeds received from the issuance of shares are credited to stockholders' equity in the period in which the shares are issued. In 2006 and 2005, 93,342 shares and 114,151 shares, respectively, were purchased by Company employees under the ESPP, resulting in cash proceeds of $2.5 million.

Note 11. Income Taxes

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes.

Deferred tax (assets) and liabilities comprise the following at December 31 (in millions):

	2006	2005
Excess of tax over book depreciation	**$ 466.0**	$ 437.0
Fuel hedge contracts	**10.9**	45.1
Other—net	**7.7**	6.2
Gross deferred tax liabilities	**484.6**	488.3
Mileage Plan	**(204.0)**	(172.5)
Alternative minimum tax	**(9.6)**	(49.6)
Leased aircraft return provision	**(3.5)**	(7.5)
Inventory obsolescence	**(16.6)**	(17.9)
Deferred revenue	**(23.6)**	(21.6)
Asset impairment	**(89.6)**	(19.3)
Employee benefits	**(149.5)**	(124.7)
Loss carryforwards*	**(1.8)**	(2.4)
Other—net	**(6.0)**	(8.2)
Gross deferred tax assets	**(504.2)**	(423.7)
Net deferred tax (assets) liabilities	**$ (19.6)**	$ 64.6
Current deferred tax asset	**$(134.2)**	$ (91.8)
Noncurrent deferred tax liability	**114.6**	156.4
Net deferred tax (asset) liability	**$ (19.6)**	$ 64.6

* State loss carryforwards of $46.5 million ($1.8 million tax effected) expire beginning in 2007 and ending in 2025.

The Company has concluded that it is more likely than not that its deferred tax assets will be realizable and thus no valuation allowance has been recorded as of December 31, 2006. This conclusion is based on the expected future reversals of existing taxable temporary differences and does not rely on future taxable income. Should the Company incur additional losses in the future, the Company's ability to realize the net operating loss carryforwards may be subject to greater uncertainty. The Company will continue to reassess the need for a valuation allowance during each future reporting period.

The components of income tax expense (benefit) were as follows (in millions):

	2006	2005	2004
Current tax expense (benefit):			
Federal	**$ 0.6**	$ 2.1	$(3.9)
State	**2.4**	0.8	(0.4)
Total current	**3.0**	2.9	(4.3)
Deferred tax expense (benefit):			
Federal	**(31.6)**	45.2	(1.7)
State	**(6.6)**	4.6	0.7
Total deferred	**(38.2)**	49.8	(1.0)
Total tax expense (benefit) related to income (loss) before accounting change	**$(35.2)**	$52.7	$(5.3)

In 2005, the deferred tax benefit related to the cumulative effect of the accounting change for federal and state income taxes was $48.9 million and $5.4 million, respectively.

Income tax expense (benefit) reconciles to the amount computed by applying the U.S. federal rate of 35% to income (loss) before income tax and accounting change as follows (in millions):

	2006	2005	2004
Income (loss) before income tax and accounting change	**$(87.8)**	$137.2	$(20.6)
Expected tax expense (benefit)	**(30.7)**	48.0	(7.2)
Nondeductible expenses	**3.0**	2.4	2.1
State income taxes	**(1.7)**	3.5	(0.4)
Other – net*	**(5.8)**	(1.2)	0.2
Actual tax expense (benefit)	**$(35.2)**	$ 52.7	$ (5.3)
Effective tax rate	**40.1%**	38.4%	25.7%

* Other-net in 2006 includes $5.5 million of tax benefits associated with the reduction of certain tax contingency accruals for periods for which the statute of limitations expired in 2006. Remaining tax contingency accruals are not significant as of December 31, 2006.

Note 12. Financial Instruments

The estimated fair values of the Company's financial instruments were as follows (in millions):

	December 31, 2006	
	Carrying Amount	Fair Value
Assets:		
Cash and cash equivalents	**$ 230.7**	$ 230.7
Marketable securities	**783.2**	783.2
Securities lending collateral (restricted cash)	**111.3**	111.3
Restricted deposits	**91.2**	91.2
Fuel hedge contracts	**68.6**	68.6
Liabilities:		
Long-term debt	**1,150.8**	1,162.5

	December 31, 2005	
	Carrying Amount	Fair Value
Assets:		
Cash and cash equivalents	**$ 73.6**	$ 73.6
Marketable securities	**909.0**	909.0
Securities lending collateral (restricted cash)	**112.0**	112.0
Restricted deposits	**104.3**	104.3
Fuel hedge contracts	**153.3**	153.3
Liabilities:		
Long-term debt and capital lease obligations	**1,082.6**	1,089.5

The fair value of cash equivalents and securities lending collateral approximates carrying values due to the short maturity of these instruments. The fair value of marketable securities is based on quoted market prices. The fair value of fuel hedge contracts is based on commodity exchange prices. The fair value of restricted deposits approximates the carrying amount. The fair value of long-term debt is based on a discounted cash flow analysis using the Company's current borrowing rate.

Concentrations of Credit

The Company continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its fuel-hedging contracts and does not anticipate nonperformance by the counterparties.

The Company could realize a material loss in the event of nonperformance by any single counterparty to its fuel hedge positions. However, the Company enters into transactions only with large, well-known financial institution counterparties that have strong credit ratings. In addition, the Company limits the amount of investment credit exposure with any one institution.

The Company's trade receivables do not represent a significant concentration of credit risk at December 31, 2006 due to the frequency that settlement takes place and the dispersion across many industry and government segments.

Note 13. Earnings (Loss) per Share (EPS)

SFAS No. 128, "Earnings per Share" requires that companies use income from continuing operations before extraordinary items and the cumulative effect of an accounting change as the "control number" in determining whether potential common shares are dilutive or antidilutive. As the Company reported income before the accounting change in 2005, the potential common shares from the Company's common stock options and senior convertible notes are included in the calculation for diluted earnings (loss) per share (EPS). Diluted EPS is calculated by dividing net income (loss) by the average common shares outstanding plus additional common shares that would have been outstanding assuming the conversion of contingently convertible securities as of the beginning of the year and the exercise of in-the-money stock options, using the treasury-stock method. For the years in which the convertible securities are dilutive, the associated interest expense, net of tax, must be added back to the net income or loss. For the year ended December 31, 2005, the dilutive impact of common stock options and 5.8 million common shares that would have been outstanding upon conversion of the senior convertible notes were included in the calculations. In 2006, 2005, and 2004, 2.5 million, 3.4 million and 3.7 million stock options, respectively, were excluded from the calculation of diluted EPS because they were antidilutive.

EPS calculations were as follows (in millions except per-share amounts):

	2006	2005	2004
Basic Earnings (Loss) Per Share			
Income (loss) before accounting change	$ (52.6)	$ 84.5	$ (15.3)
Weighted-average shares outstanding	37.939	27.609	26.859
EPS before accounting change	$ (1.39)	$ 3.06	$ (0.57)
Cumulative effect of accounting change, net of tax	$ —	$ (90.4)	$ —
Weighted-average shares outstanding	37.939	27.609	26.859
Per share cumulative effect of accounting change	$ —	$ (3.27)	$ —
Net loss	$ (52.6)	$ (5.9)	$ (15.3)
Weighted-average shares outstanding	37.939	27.609	26.859
EPS	$ (1.39)	$ (0.21)	$ (0.57)
Diluted Earnings (Loss) Per Share			
Income (loss) before accounting change	$ (52.6)	$ 84.5	$ (15.3)
Interest on convertible notes, net of tax	NA	5.5	NA
Diluted income (loss) before accounting change	$ (52.6)	$ 90.0	$ (15.3)
Weighted-average shares outstanding	37.939	33.917	26.859
Diluted EPS before accounting change	$ (1.39)	$ 2.65	$ (0.57)
Cumulative effect of accounting change, net of tax	$ —	$ (90.4)	$ —
Weighted-average shares outstanding	37.939	33.917	26.859
Per share cumulative effect of accounting change	$ —	$ (2.66)	$ —
Net loss	$ (52.6)	$ (5.9)	$ (15.3)
Interest on convertible notes, net of tax	NA	5.5	NA
Diluted loss	$ (52.6)	$ (0.4)	$ (15.3)
Weighted average shares outstanding	37.939	33.917	26.859
Diluted EPS	$ (1.39)	$ (0.01)	$ (0.57)

Note 14. Operating Segment Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, as amended (SFAS 131), requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company has two primary operating and reporting segments, consisting of Alaska and Horizon. These segments are more fully described in Note 1 under Nature of Operations.

Financial information for Alaska and Horizon follows (in millions):

	2006	2005	2004
Operating revenues:			
Alaska	**$2,692.5**	$ 2,416.1	$2,233.0
Horizon	**644.0**	556.4	503.2
Other**	**1.1**	1.1	1.4
Elimination of inter-company revenues	**(3.2)**	1.7	(13.8)
Consolidated	**3,334.4**	2,975.3	2,723.8
Depreciation and amortization expense:			
Alaska	**137.8**	125.4	128.1
Horizon	**18.5**	16.8	13.4
Other**	**1.2**	1.2	1.1
Consolidated	**157.5**	143.4	142.6
Interest income:			
Alaska	**56.3**	32.5	26.2
Horizon	**3.7**	1.6	1.1
Other**	**—**	0.2	0.3
Elimination of inter- company accounts	**(5.7)**	(3.4)	(3.1)
Consolidated	**54.3**	30.9	24.5
Interest expense:			
Alaska	**73.3**	51.2	44.1
Horizon	**7.4**	5.5	3.9
Other**	**3.0**	9.7	7.0
Elimination of inter- company accounts	**(5.7)**	(3.4)	(3.1)
Consolidated	**78.0**	63.0	51.9
Income (loss) before income tax and accounting change:			
Alaska	**(92.2)**	124.2	(27.0)
Horizon	**11.7**	26.4	17.1
Other**	**(7.3)**	(13.4)	(10.7)
Consolidated	**(87.8)**	137.2	(20.6)
Capital expenditures*:			
Alaska	**565.5**	373.8	159.6
Horizon	**116.6**	43.1	7.9
Consolidated	**682.1**	416.9	167.5
Total assets at end of period:			
Alaska	**3,712.0**	3,511.9	
Horizon	**409.0**	311.8	
Other**	**916.8**	1,012.1	
Elimination of inter-company accounts	**(960.7)**	(1,043.8)	
Consolidated	**$4,077.1**	$ 3,792.0	

* Capital expenditures include aircraft deposits, net of deposits returned.

** Includes the parent company, Alaska Air Group, Inc., including its investments in Alaska and Horizon, which are eliminated in consolidation.

Note 15. Stock Offering

On December 16, 2005, the Company sold 5.7 million shares of its common stock at $35.15 per share for aggregate proceeds of $200.4 million. The Company had approximately $0.4 million of offering-related expenses that have been recorded as an offset to additional paid-in capital on the consolidated balance sheets.

Note 16. Impact of Staff Accounting Bulletin No. 108 (SAB 108)

In September 2006, the SEC issued SAB 108. SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether those misstatements are material to the Company's financial statements. SAB 108 was effective for fiscal years ending after November 15, 2006. The transition provisions of the bulletin permit the Company to adjust beginning retained earnings for the cumulative effect of immaterial errors relating to prior years. The Company adopted SAB 108 in the fourth quarter of 2006, with an effective date of January 1, 2006. In accordance with the bulletin, the Company has adjusted beginning retained earnings for 2006 in the accompanying consolidated financial statements for the items described below. Management of the Company considers these adjustments to be immaterial to prior periods.

Depreciation of Leasehold Improvements

The Company historically has depreciated substantially all leasehold improvements over the shorter of the lease term or their estimated economic useful life. However, leasehold improvements at airports were generally depreciated over their estimated useful lives. The Company followed the practice of depreciating leasehold improvements over the longer period due to the expectation that the underlying lease would be renewed for at least the period over which the leasehold improvements were being depreciated. In February 2005, the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") issued interpretive guidance clarifying its position that leasehold improvements in an operating lease should be depreciated by the lessee over the shorter of their economic lives or the remaining lease term, as defined in SFAS 13. Our airport lease agreements do not generally carry a renewal right in them, which is a key consideration for SFAS 13 "lease term" definitions.

The difference between the depreciation expense recorded and the depreciation expense that would have been recorded had the Company depreciated those leasehold improvements using the shorter life of the lease term was not material to the consolidated statements of operations in any individual year, nor was the accumulated difference deemed material to the Company's consolidated balance sheets. However, the accumulated difference would have been material to the consolidated statements of operations. As such, in order to correct the accumulated depreciation of leasehold improvements to depreciate them over the shorter of their economic lives or the remaining lease term, the Company adjusted its beginning retained earnings for 2006.

Horizon Fleet Subsidy

In connection with the purchase of certain aircraft, the manufacturer paid Horizon a "market subsidy" payment as an inducement to purchase larger aircraft. This market subsidy was paid quarterly for seven years for Q200 aircraft and eight years for Q400 aircraft following delivery of the aircraft.

Previously, the fleet subsidy credit was recognized as the cash was received, i.e. over the payment period. However, upon further review, management determined that the correct method of accounting would have been to recognize the credit ratably over the full lease term of the aircraft, generally 15 to 17 years, rather than at the time of the cash payments.

The difference between the Company's historical accounting practice and the current practice for income statement recognition was not material to the consolidated statements of operations in any individual year, nor was the deferred credit that should have been recorded deemed material to the Company's consolidated balance sheets. However, the accumulated difference would have been material to the consolidated statements of operations. As such, in order to correct the amount of deferred credit recognized, the Company adjusted its beginning retained earnings for 2006.

Impact of Adjustments

The impact of each of the items noted above, net of tax, on 2006 beginning balances are presented below (in millions):

	Cumulative Effect as of January 1, 2006		
	Leasehold Improvements	Fleet Subsidy	Total
Accumulated depreciation	$10.3	$ —	$ 10.3
Other liabilities	—	19.4	19.4
Deferred income taxes	(4.3)	(6.8)	(11.1)
Retained earnings	(6.0)	(12.6)	(18.6)
Total	$ —	$ —	$ —

Note 17. Change in Accounting Principle

Effective January 1, 2005, the Company changed its method of accounting for major airframe and engine overhauls from the *capitalize and amortize* method to the *direct expense* method. Under the former method, these costs were capitalized and amortized to maintenance expense over the shorter of the life of the overhaul or the remaining lease term. Under the *direct expense* method, overhaul costs are expensed as incurred. The Company believes that the *direct expense* method is preferable because it eliminates the judgment and estimation needed to determine overhaul versus repair allocations in maintenance activities. Additionally, the Company's approved maintenance program for the majority of its airframes now focuses more on shorter, but more frequent, maintenance visits. Management also believes that the *direct expense* method is the predominant method used in the airline industry. Accordingly, effective January 1, 2005, the Company wrote off the net book value of its previously capitalized airframe and engine overhauls for all aircraft resulting in a charge of $144.7 million pre-tax ($90.4 million after tax). The Company does not believe disclosing the effect of adopting the *direct expense* method on net income for 2005 provides meaningful information because of changes in the Company's maintenance program, including the execution of a "power by the hour" engine maintenance agreement with a third party in late 2004.

Note 18. Contingencies

In March 2005, Alaska filed a lawsuit in federal district court in Seattle against the International Association of Machinists (IAM) seeking to compel arbitration of a dispute regarding the permissibility, under the collective bargaining agreement, of subcontracting of Alaska's ramp service operation in Seattle. On May 10, 2005, the IAM filed a counter claim against Alaska alleging that Alaska violated the Railway Labor Act status quo and engaged in bad faith bargaining by, among other things, stating that it would subcontract the Seattle ramp work if it could not reach agreement with the IAM on an acceptable new labor contract. On May 13, 2005, Alaska subcontracted the ramp service operation in Seattle, resulting in the immediate reduction of approximately 475 employees represented by the IAM. Alaska filed a motion to dismiss the IAM counterclaim. In April 2006, the federal district court in Seattle granted voluntary dismissal of Alaska's lawsuit against the International Association of Machinists (IAM) seeking to compel arbitration of dispute regarding the permissibility of subcontracting of Alaska's ramp service operation in Seattle. At the same time, the court also dismissed a counterclaim by the IAM alleging that Alaska violated the Railway Labor Act status quo and engaged in bad faith bargaining. The appeal period has expired and these matters are closed.

Additionally, the IAM filed a grievance against Alaska alleging that Alaska violated the collective bargaining agreement by, among other things, subcontracting the ramp service operation in Seattle when the parties could not reach agreement on an acceptable labor contract. Arbitration for this matter commenced in January 2007 and is scheduled to resume in April 2007. The Company cannot predict the outcome of this arbitration; however, management does not believe any unfavorable outcome would be material to the Company's cash flows or results of operations.

The Company could potentially be responsible for environmental remediation costs primarily related to jet fuel and other petroleum contamination that occurs in the normal course of business at various locations in the Company's system. The Company has established an accrual for estimated remediation costs for known contamination based on information currently available. The accrual was not significant at December 31, 2006 or 2005.

Despite more than a year of negotiations to reach a mutual agreement, in December 2006, the Company was notified by the City of Los Angeles that terminal charges related to its operations at Los Angeles International Airport (LAX) would be unilaterally increased dramatically for 2007 and beyond. Additionally, maintenance and operations fees were increased retroactively to January 2006. These increases were made applicable for all airlines operating in Terminals 1 and 3 at LAX, but were not imposed on airlines operating in Terminals 2 and 4 through 8, because of their long-term leases currently in effect. Alaska and Horizon, along with other airlines in Terminals 1 and 3, have filed a complaint with the Department of Transportation (DOT) alleging that these disparate changes of such great amounts and the long duration of such changes constitute unreasonable discrimination under federal statutes and DOT and FAA policies. By statue, this question will be resolved by the U.S. Secretary of Transportation early in the summer of 2007. An adverse decision by the Secretary could be appealed to the Federal Circuit Court in Washington, D.C.

The Company is a party to routine commercial and employment litigation incidental to its business and with respect to which no material liability is expected.

Management believes the ultimate disposition of these matters is not likely to materially affect the Company's financial position or results of operations. However, this belief is based on management's current understanding of the relevant law and facts; it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited the accompanying consolidated balance sheets of Alaska Air Group, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alaska Air Group, Inc. as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth thereon.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), *Share Based Payment*, for its stock compensation awards and adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).* As discussed in Note 16 to the consolidated financial statements, the Company adopted the provisions of SEC Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which resulted in a change in the manner in which the Company assesses the impact of financial statement errors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Seattle, Washington
February 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited management's assessment, included in the accompanying Management Report on Internal Control, that Alaska Air Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alaska Air Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Alaska Air Group, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Alaska Air Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also, in our opinion, Alaska Air Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.


AnnualReports

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alaska Air Group, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 21, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Seattle, Washington
February 21, 2007

Schedule II

VALUATION AND QUALIFYING ACCOUNTS
Alaska Air Group, Inc.

(In Millions)	Beginning Balance	Additions Charged to Expense	(A) Deductions	Ending Balance
Year Ended December 31, 2004				
(a) Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 1.7	$2.5	$ (1.2)	$ 3.0
Obsolescence allowance for flight equipment spare parts	$18.0	$1.5	$ (0.6)	$18.9
(b) Reserve recorded as other long-term liabilities:				
Leased aircraft return provision	$14.2	$3.3	$(10.6)	$ 6.9
Year Ended December 31, 2005				
(a) Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 3.0	$1.2	$ (1.5)	$ 2.7
Obsolescence allowance for flight equipment spare parts	$18.9	$5.9	$ (4.1)	$20.7
(b) Reserve recorded as other long-term liabilities:				
Leased aircraft return provision	$ 6.9	$2.9	$ (6.5)	$ 3.3
Year Ended December 31, 2006				
(a) Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 2.7	$1.6	$ (1.4)	$ 2.9
Obsolescence allowance for flight equipment spare parts	$20.7	$3.6	$ (3.8)	$20.5
(b) Reserve recorded as other long-term liabilities:				
Leased aircraft return provision	$ 3.3	$4.1	$ (6.4)	$ 1.0

(A) Deduction from reserve for purpose for which reserve was created. For leased aircraft return provisions, the balance is reclassified to other long-term liabilities if the lease is extended on the underlying aircraft. Additionally, in 2006, a large portion of the reserve was released in connection with the purchase of five MD-80 aircraft from the lessors.

RECONCILIATION BETWEEN ADJUSTED RESULTS AND AMOUNTS CALCULATED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
Alaska Air Group, Inc.

	2006	2005	2004	2003	2002
Adjusted net income (loss) before accounting change	$ 137.7	$ 55.0	$ 5.2	$(30.8)	$(67.5)
Government compensation, net of tax	—	—	—	44.3	0.3
Navigation fee recovery, net of tax	—	3.6	6.3	—	—
Mark-to-market hedging gains (losses), net of tax	(56.3)	38.6	31.7	—	—
Restructuring charges, net of tax	(15.5)	(12.7)	(31.8)	—	—
Impairment charges, net of tax	(118.5)	—	(26.7)	—	—
GAAP net income (loss) before accounting change	$ (52.6)	$ 84.5	$(15.3)	$ 13.5	$(67.2)

Annual Report

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of December 31, 2006, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer (collectively, our "certifying officers"), of the effectiveness of the design and operation of our disclosure controls and procedures. These disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in our current and periodic reports filed with or submitted to the Securities and Exchange Commission (the SEC) is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that the information is accumulated and communicated to our management, including our certifying officers, on a timely basis.

Our certifying officers concluded, based on their evaluation, that disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

During 2006, the separate accounting and payroll departments of Alaska and Horizon were combined into one Air Group accounting and payroll function in an attempt to improve economies of scale and standardize processes across the two companies. Additionally, in 2006, Horizon implemented a new maintenance and inventory system. There were no changes in the Company's internal control over financial reporting, including the changes described above, identified in management's evaluation that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

We intend to regularly review and evaluate the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and to improve these controls and procedures over time and to correct any deficiencies that we may discover in the future. While we believe the present design of our disclosure controls and procedures and internal control over financial reporting are effective, future events affecting our business may cause us to modify our controls and procedures.

ITEM 9B. *OTHER INFORMATION*

None

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

See "Election of Directors," incorporated herein by reference from the definitive Proxy Statement for Air Group's Annual Meeting of Shareholders to be held on June 12, 2007 in Anchorage, AK (hereinafter referred to as our "2007 Proxy"). See "Executive Officers of the Registrant" in Part I following Item 4 for information relating to executive officers.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A code of ethics is a set of written standards that are reasonably designed to deter wrongdoing and to promote:

1. honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
2. full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Commission and in other public communications made by the registrant;
3. compliance with applicable governmental laws, rules and regulations;
4. the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
5. accountability for adherence to the code.

Our code of ethics is located on our Internet website at www.alaskaair.com under "Company Info—Investor Information—Corporate Governance." We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or a waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions that relates to any element of the code of ethics definition enumerated above by posting such information on the corporate governance portion of our internet website.

ITEM 11. *EXECUTIVE COMPENSATION*

See "Executive Compensation," incorporated herein by reference from our 2007 Proxy.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

See "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information," incorporated herein by reference from our 2007 Proxy.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

See "Certain Relationships and Related Transactions," incorporated herein by reference from our 2007 Proxy.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

See "Principal Accountant Fees and Services," incorporated herein by reference from our 2007 Proxy.

PART IV

ITEM 15. *EXHIBITS, CONSOLIDATED FINANCIAL STATEMENT SCHEDULES*

The following documents are filed as part of this report:

1. *Financial Statements:* The financial statements included in Item 8 above
2. *Financial Statement Schedules*: Financial Statement Schedule II, Valuation and Qualifying Accounts, for the years ended December 31, 2006, 2005 and 2004, included in Item 8 above
3. *Exhibits:* See Exhibit Index on page 103.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALASKA AIR GROUP, INC.

By: /s/ WILLIAM S. AYER
William S. Ayer,
Chairman and Chief Executive Officer

Date: February 23, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 23, 2007 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ WILLIAM S. AYER William S. Ayer	Chairman, President, Chief Executive Officer and Director
/s/ BRADLEY D. TILDEN Bradley D. Tilden	Executive Vice President/Finance and Chief Financial Officer (Principal Financial Officer)
/s/ BRANDON S. PEDERSEN Brandon S. Pedersen	Vice President/Finance and Controller (Principal Accounting Officer)
/s/ PATRICIA M. BEDIENT Patricia M. Bedient	Director
/s/ PHYLLIS J. CAMPBELL Phyllis J. Campbell	Director
/s/ MARK R. HAMILTON Mark R. Hamilton	Director
/s/ BRUCE R. KENNEDY Bruce R. Kennedy	Director
/s/ JESSIE J. KNIGHT, JR. Jessie J. Knight, Jr.	Director
/s/ R. MARC LANGLAND R. Marc Langland	Director
/s/ DENNIS F. MADSEN Dennis F. Madsen	Director
/s/ BYRON I. MALLOTT Byron I. Mallott	Director
/s/ JOHN V. RINDLAUB John V. Rindlaub	Director
/s/ J. KENNETH THOMPSON J. Kenneth Thompson	Director
/s/ RICHARD A. WIEN Richard A. Wien	Director

EXHIBIT INDEX

Pursuant to Item 601(a)(2) of Regulation S-K, this Exhibit Index immediately precedes the exhibits.

Certain of the following exhibits have heretofore been filed with the Commission and are incorporated herein by reference from the document described in parenthesis. Certain others are filed herewith. The exhibits are numbered in accordance with Item 601 of Regulation S-K.

*3.1 .	Restated Certificate of Incorporation of Alaska Air Group, Inc. as amended through May 16, 2006 (files as part of July 10, 2006 Form 8-K)
*3.2 .	Bylaws of Alaska Air Group, Inc., as amended through March 9, 2006 (Exhibit 3(ii) to March 16, 2006 Form 8-K/A)
*10.1 .	Credit Agreement dated as of March 25, 005 among Alaska Airlines, Inc., as borrower, Bank of America, N.A. as administrative agent, Citicorp USA, Inc. as syndication agent, U.S. Bank National Association as documentation agent, and other lenders. (Exhibit 10.1 to First Quarter 2005 Form 10-Q)
*#10.2	Aircraft General Terms Agreement dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc. (Exhibit 10.1 to Second Quarter 2005 Form 10-Q)
*#10.3	Purchase Agreement No. 2497 dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc. (Exhibit 10.2 to Second Quarter 2005 Form 10-Q)
*#10.4	Supplemental to Master Purchase Agreement dated October 18, 2005 by and between Horizon Air Industries, Inc. and Bombardier, Inc. (Exhibit 10.1 to Third Quarter 2005 Form 10-Q)
*#10.5	Credit Agreement dated October 19, 2005 between Alaska Airlines, Inc. and HSH Nordbank AG New York Branch, as security agent, Norddeutsche Landesbank Girozentrale, and DekaBank Deutsche Girozentrale (Exhibit 10.2 to Third Quarter 2005 Form 10-Q)
*10.6 .	Alaska Air Group, Inc. Performance Based Pay Plan (formerly "Management Incentive Plan"), as amended through September 14, 2006*** (Exhibit 10.1 to September 18, 2006 Form 8-K)
*10.7 .	2004 Alaska Air Group, Inc. Long-Term Incentive Equity Plan and form of stock option and restricted stock unit agreements (Exhibit 10.2 to 2004 Form 10-K)***
*10.8	Alaska Air Group, Inc. 1988 Stock Option Plan, as amended through May 19, 1992 (Registration Statement No. 33-52242)***
*#10.9	Lease Agreement dated January 22, 1990 between International Lease Finance Corporation and Alaska Airlines, Inc. for the lease of a B737-400 aircraft, summaries of 19 substantially identical lease agreements and Letter Agreement #1 dated January 22, 1990 (Exhibit 10-14 to 1990 Form 10-K)
*10.10	Alaska Air Group, Inc. 1996 Long-Term Incentive Equity Plan (Registration Statement 333-09547)***
*10.11	Alaska Air Group, Inc. Non Employee Director Stock Plan (Registration Statement 333-33727)***
*10.12	Alaska Air Group, Inc. 1997 Non Officer Long-Term Incentive Equity Plan (Registration Statement 333-39899)***
*10.13	Alaska Air Group, Inc. 1981 Supplementary Retirement Plan for Elected Officers, as amended by First Amendment to the Alaska Airlines, Inc. and Alaska Air Group, Inc. Supplementary Retirement Plan for Officers (Exhibit 10.15 to 1997 Form 10-K)***
*10.14	Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan, as amended by First Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan and Second Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (Exhibit 10.16 to 1997 Form 10-K)***


Annual Report

*10.15	Alaska Air Group, Inc. 1999 Long-Term Incentive Equity Plan (Registration Statement 333-87563)***
*10.16	Alaska Air Group, Inc. Change of Control Agreement dated October 27, 1999 (Exhibit 10.18 to 1999 Form 10-K)
*10.17	Alaska Air Group, Inc. Nonqualified Deferred Compensation Plan, as amended by First Amendment to the Alaska Air Group, Inc. Nonqualified Deferred Compensation Plan (Exhibit 10.17 to Amendment No. 1 to Registration Statement No. 333-107177 dated September 23, 2003)
*10.18	Supplemental retirement plan arrangement dated as of December 29, 1996 between Alaska Airlines, Inc. and George Bagley (Exhibit 10.19 to 2004 Form 10-K)***
*10.18 (a)	Retirement and Non-Compete Agreement by and between George D. Bagley and Alaska Airlines, Inc. (Exhibit 10.1 to September 14, 2005 Form 8-K)***
*10.19	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Nonqualified Stock Option Agreement (Exhibit 10.1 to February 2, 2007 Form 8-K)***
*10.20	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Stock Unit Award Agreement (Exhibit 10.2 to February 2, 2007 Form 8-K)***
*10.21	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Performance Stock Unit Award Agreement (Exhibit 10.3 to February 2, 2007 Form 8-K)***
**12.1	Statement of Computation of Ratio of Earnings to Fixed Charges
**21	Subsidiaries of the Registrant
**23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP)
**31.1	Section 302 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
**31.2	Section 302 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350
**32.1	Section 906 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
**32.2	Section 906 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

* Previously filed.

** Filed herewith.

*** Indicates management contract or compensatory plan or arrangement.

Confidential treatment was requested as to a portion of this document.

Annual Report

Exhibit 31.1

CERTIFICATIONS

I, William S. Ayer, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2006;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 23,2007

By /s/ William S. Ayer

William S. Ayer
Chairman, President & CEO

EXHIBIT 31.2

CERTIFICATIONS

I, Bradley D. Tilden, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2006;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 23, 2007

By /s/ BRADLEY D. TILDEN

Bradley D. Tilden
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William S. Ayer, Chairman, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ WILLIAM S. AYER

William S. Ayer
Chairman, President & Chief Executive Officer

February 23, 2007

Annual Report

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bradley D. Tilden, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ BRADLEY D. TILDEN

Bradley D. Tilden
Chief Financial Officer

February 23, 2007

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Annual Report

Corporate Directory

Alaska Air Group Directors

William S. Ayer
age 52
Chairman, President & CEO
Alaska Air Group &
Alaska Airlines

Patricia M. Bedient
age 53
Senior Vice President,
Finance & Strategic Planning
Weyerhaeuser Company

Phyllis J. Campbell
age 55
President & CEO
The Seattle Foundation

Mark R. Hamilton
age 62
President
University of Alaska

Bruce R. Kennedy
age 68
Chairman Emeritus
Alaska Air Group

Jessie J. Knight, Jr.
age 56
Executive Vice President
Sempra Energy

R. Marc Langland
age 65
Chairman & President
Northrim Bank

Dennis F. Madsen
age 58
Chairman
Seatab Software

Byron I. Mallott
age 63
Senior Fellow
First Alaskans Institute

John V. Rindlaub
age 62
CEO
Wells Fargo Bank NA
Pacific Northwest Region

J. Kenneth Thompson
age 55
President & CEO
Pacific Star Energy LLC

Richard A. Wien
age 71
Chairman & CEO
Florcraft, Inc.

BOARD COMMITTEE ASSIGNMENTS:

Audit:
Patricia M. Bedient, *Chair*
Mark R. Hamilton
Dennis F. Madsen
John V. Rindlaub

Compensation:
Phyllis J. Campbell, *Chair*
Jessie J. Knight, Jr.
Dennis F. Madsen
John V. Rindlaub

Governance & Nominating:
R. Marc Langland, *Chair*
Jessie J. Knight, Jr.
Byron I. Mallott
J. Kenneth Thompson

Safety:
Richard A. Wien, *Chair*
Mark R. Hamilton
Byron I. Mallott
J. Kenneth Thompson

Alaska Air Group Officers

William S. Ayer
Chairman, President & CEO

Bradley D. Tilden
Executive Vice President, Finance & CFO

Keith Loveless
Vice President, Legal & Corporate Affairs, General Counsel and Corporate Secretary

Brandon S. Pedersen
Vice President, Finance & Controller

John F. Schaefer, Jr.
Staff Vice President, Finance & Treasurer

Alaska Airlines Officers

William S. Ayer
Chairman, President & CEO

EXECUTIVE VICE PRESIDENTS:

Kevin P. Finan
Operations

Gregg A. Saretsky
Marketing & Planning

Bradley D. Tilden
Finance & CFO

SENIOR VICE PRESIDENTS:

Glenn S. Johnson
Customer Service-Airports

William L. MacKay
Alaska

Robert M. Reeder
Information & Communication Services

VICE PRESIDENTS:

Benjamin F. Forrest, Jr.
Flight Operations

Donald S. Garvett
Planning & Revenue Management

Chris R. Glaeser
Safety

Dennis J. Hamel
Human Resources

Stephen B. Jarvis
Sales & Customer Experience

Keith Loveless
Legal & Corporate Affairs, General Counsel & Corporate Secretary

Frederick L. Mohr
Maintenance & Engineering

Brandon S. Pedersen
Finance & Controller

Edward W. White
Corporate Real Estate

STAFF VICE PRESIDENTS:

Jeffrey M. Butler
Customer Service-Station Operations

Kelley J. Dobbs
Human Resources

Benito Minicucci
Maintenance

Thomas R. O'Grady
Commercial & Regulatory Law, Deputy General Counsel

John F. Schaefer, Jr.
Finance & Treasurer

Joseph A. Sprague
Public & Government Affairs

Horizon Air Officers

Jeffrey D. Pinneo
President & CEO

SENIOR VICE PRESIDENTS:

Thomas M. Gerharter
Operations

Andrea L. Schneider
Customer Services

VICE PRESIDENTS:

Eugene C. Hahn
Flight Operations

Marne K. McCluskey
Employee Resources

Rudi H. Schmidt
Finance & Treasurer

Celia M. Sherbeck
Maintenance & Engineering

Arthur E. Thomas
Legal & Administration, Corporate Secretary

Patrick A. Zachwieja
Marketing & Planning

Corporate Profile

Alaska Air Group, Inc., is the holding company for Alaska Airlines and Horizon Air, Seattle-based carriers that collectively serve 90 destinations in the United States, Canada, and Mexico. Alaska Air Group was organized as a Delaware corporation in 1985.

Alaska Airlines, Inc., an Alaska corporation founded in 1932, is noted for its award-winning customer service. Alaska, which accounts for about 81% of Air Group revenues, provides scheduled air service to 48 cities. In addition to its service to destinations in Alaska, Washington, Oregon, California, Nevada and Arizona, the airline flies to Boston, Chicago, Dallas, Denver, Miami, Orlando, Newark, and Reagan National in Washington, D.C. Alaska also provides service to British Columbia and Alberta in Canada, and to 10 destinations in Mexico. Its major hubs are Anchorage, Seattle, Portland and Los Angeles.

Horizon Air Industries, Inc., a Washington corporation organized in 1981, is similarly noted for outstanding customer service. Horizon Air accounts for about 19% of Air Group revenues and provides air transportation to 49 destinations in California, Colorado, Oregon, Washington, Idaho, Montana, Nevada, and British Columbia and Alberta, Canada. Its major hubs are Seattle, Portland and Boise.

Investor Information

Corporate Headquarters
19300 International Blvd.
Seattle, Washington 98188
Telephone: (206) 392-5040
Mailing Address: P.O. Box 68947
Seattle, Washington 98168-0947

Transfer Agent and Registrar
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 1-877-282-1168
Internet: http://www.computershare.com

Independent Auditors
KPMG LLP
Seattle, Washington

Annual Meeting
2 p.m., Tuesday, June 12, 2007
Hotel Captain Cook
939 West 5th Avenue
Anchorage, Alaska

Listing of Securities
New York Stock Exchange
Common Stock (Symbol: ALK)

ALASKA AIR GROUP, INC.
P.O. BOX 68947
SEATTLE, WA 98168

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.



ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by ALASKA AIR GROUP, INC. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to ALASKA AIR GROUP, INC., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ALASK1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

ALASKA AIR GROUP, INC.

THE DIRECTORS RECOMMEND A VOTE "FOR" ITEM 1 AND "AGAINST" 2 THROUGH 6.

Vote on Directors

	For All	Withhold All	For All Except
1. To elect as Directors of Alaska Air Group, Inc., the nominees listed below 01) William S. Ayer 02) R. Marc Langland 03) Dennis F. Madsen	▢	▢	▢

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Vote on Proposals

	For	Against	Abstain
2. Stockholder Proposal on Reimbursement for Short-Slate Proxy Contests	▢	▢	▢
3. Stockholder Proposal to Amend Governance Documents to Adopt Cumulative Voting	▢	▢	▢
4. Stockholder Proposal to Amend Governance Documents to Require Independent Chair	▢	▢	▢
5. Stockholder Proposal to Amend Governance Documents Regarding Special Shareholder Meeting	▢	▢	▢
6. Stockholder Proposal to Require Shareholder Vote on Poison Pill	▢	▢	▢

For address changes and/or comments, please check this box and write them on the back where indicated. ▢

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s). If no direction is made, this proxy will be voted FOR item 1 and AGAINST items 2 through 6. If any other matters properly come before the meeting, or if cumulative voting is required, the person named in this proxy will vote in their discretion.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

VOTING INSTRUCTION CARD FOR ALL STOCKHOLDERS EXCEPT PARTICIPANTS IN AIR GROUP 401(K) PLANS

ALASKA AIR GROUP, INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL MEETING OF STOCKHOLDERS
JUNE 12, 2007

The stockholder hereby appoints William S. Ayer and Keith Loveless, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Alaska Air Group, Inc., that the stockholder is entitled to vote at the Annual Meeting of Stockholders to be held at 2 pm Alaska Time on Tuesday, June 12, 2007, at the Hotel Captain Cook, 939 West 5th Avenue, Anchorage, Alaska and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF NOMINEES FOR THE BOARD OF DIRECTORS LISTED ON THE REVERSE SIDE AND AGAINST PROPOSALS 2 THROUGH 6.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE OR BY VOTING OVER THE INTERNET OR BY TELEPHONE.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

FRONT COVER:

Photos by Jane Griffith

BACK COVER:

Alaska Airlines Starliner 75 *(top of page)*

In honor of Alaska's 75th anniversary, employees chose one of the airline's historical liveries to bedeck a new Boeing 737-800. The "Starliner" was introduced in 1945 after the airline changed its name from Alaska Star Airlines to Alaska Airlines.

Horizon Air Q400 *(bottom of page)*

The Bombardier Q400 offers speed and comfort—as well as relative quietness, appreciated by the communities Horizon serves.


FSC




ALASKA AIRLINES

Alaska Air Group

Alaska Air Group, Inc.
P.O. Box 68947
Seattle, WA 98168-0947

www.alaskaair.com
Alaska Airlines Reservations
1-800-ALASKAAIR (252-7522)

www.horizonair.com
Horizon Air Reservations
1-800-547-9308


Horizon

END